82- SUBMISSIONS FACIN

02049593

Follow-Up Materials

MICROFIC… …ROL LABEL

REGISTRANT'S NAME Marcopolo SA

*CURRENT ADDRESS Av. Marcopolo, 280 – Bairro Planalto
Caxias do Sul – RS – Brazil
Caixa Postal 238 – Cep 95086-200

**FORMER NAME ______

**NEW ADDRESS ______

FILE NO. 82- 4310 FISCAL YEAR ______

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DATE : 8/23/01

82-4 [illegible]

[Free Translation]
Date: 03/31/2000

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

REGISTRATION WITHIN *CVM* DOESN'T IMPLY ANY EVALUATION ABOUT THE COMPANY, AND THE COMPANY'S MANAGERS ARE RESPONSIBLE FOR THE TRUTHNESS OF THE INFORMATION RENDERED ONLY.

RECEIVED
JUL 26 2000
353
SECTION

01.02 – HEADQUARTERS ADDRESS

01 - COMPLETE ADDRESS (STREET, NUMBER, ROOM NO.)			
AV. MARCOPOLO, 280			
2 - REGION OR DISTRICT	3 - ZIP CODE	4 - MUNICIPALITY	5 – STATE
PLANALTO	95086-200	CAXIAS DO SUL	RS

6 - AREA CODE	7 - TEL. NO.	8 - TEL. NO.	9 - TEL. NO.	10 - TELEX	11 – TELEFAX
054	209.4601				054-209.4010
15 – E-MAIL					
http:/www.maracopolo.com.br					

01.03 - EXECUTIVE OFFICER IN CHARGE OF RELATIONS WITH THE MARKET (BUSINESS MAILING ADDRESS)

1 - NAME		2 - COMPLETE ADDRESS (STREET, NUMBER., ROOM NO.	
Carlos Zignani		Av. Marcopolo, 280	
3 - REGION OR DISTRICT	4 - ZIP CODE	5 - MUNICIPALITY	6 – STATE
Planalto	95086-200	Caxias do Sul	RS

7 - AREA CODE	8 - TEL. NO.	9 - TEL. NO.	10 - TEL. NO.	11 - TELEX	12 – TELEFAX
054	209.4010				
16 – E-MAIL					
Error! Bookmark not defined.					

01.04 – QUARTERLY INFORMATION REFERENCE

CURRENT FISCAL YEAR 1. BEGINNING 01/01/2000	CURRENT FISCAL YEAR 2. END 12/31/2000	CURRENT QUARTER 3 – 1ST	CURRENT QUARTER 4 -	CURRENT QUARTER 5 - END	LAST QUARTER 6. 4TH	LAST QUARTER 7 – ING '99	LAST QUARTER 8 - END 12/31/1999
9. AUDITOR NAME/CORPORATE DENOMINATION KPMG Auditores Independentes							

02 JUL 30 AM 9: 16

[Free Translation]
Date: 03/31/2000

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

[Free Translation]
Date: 03/31/2000

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

01.05 - CURRENT COMPOSITION OF THE CORPORATE CAPITAL

NUMBER OF SHARES (000)	1 – CURRENT QUARTER 03/31/2000	2 – QUARTER BEFORE 12/31/1999	3 – SAME QUARTER YEAR BEFORE 03/31/1999
Paid in Capital			
1 – Common shares	38,491	38,491	38,491
2 – Preferred shares	43,583	43,583	43,583
3 – Total	82,074	82,074	82,074
Treasury Shares			
4 – Common shares	0	0	0
5 – Preferred shares	0	0	0
6 – Total	0	0	0

01.06 – COMPANY'S CHARACTERISTICS

1 – TYPE OF COMPANY Commercial, Industrial and Others
2 – COMPANY'S SITUATION Operational
3 - SHAREHOLDING CONTROL NATURE Brazilian private
4 – ACTIVITY CODE 1120100 – Bus bodies
5 – MAIN ACTIVITY Bus body production
6 – TYPE OF CONSOLIDATED Total
7 – TYPE OF AUDITORS REPORT No remarked

01.07 - COMPANIES EXCLUDED OF THE CONSOLIDATED FINANCIAL STATEMENTS

ITEM	2. CGC	3. NAME
1		
2		

[Free Translation]
Date: 03/31/2000

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

01.08 – CASH REVENUES DECIDED AND/OR PAID OVER AND AFTER THE QUARTER

1-ITEM	2-EVENT	3-APPROVAL	4-REVENUE	5-BEGINNING PAYMENT	6-TYPE OF SHARE	7-AMOUNT OF THE REVENUE PER SHARE
01	BDM*	12/27/1999	Interest on Net Worth	03/29/2000	Common	0.0450000000
02	BDM	12/271999	Interest on Net Worth	03/29/2000	Preferred	0.0496000000

*BDM – Board of Directors Meeting

01.09 – SUBSCRIBED CORPORATE CAPITAL AND CHANGES OVER CURRENT FISCAL YEAR

1-ITEM	2-DATE OF CHANGE	3-AMOUNT OF THE CORP.CAPITAL (R$000)	4-AMOUNT OF CHANGE (R$000)	5-SOURCE OF CHANGE	7-NUMBER OF SHARES ISSUED (000)	8-SHARE'S PRICE OF ISSUANCE (R$)		

01.10 - EXECUTIVE OFFICER IN CHARGE OF RELATIONS WITH THE MARKET

1. DATE	2. SIGNATURE

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

02.01 - BALANCE SHEET - ASSETS (THOUSAND *REAIS*)

1. CODE	2. DESCRIPTION	3 – 03/31/2000	4 – 12/31/1999
1	TOTAL ASSETS	361,605	390,816
1.01	CURRENT ASSETS	199,451	233,416
1.01.01	ALLOWANCES	615	425
1.01.02	CREDITS	91,451	92,403
1.01.02.01	CLIENTS	133,606	123,444
1.01.02.02	PROVISION FOR RISK CREDITS	(1,244)	(1,224)
1.01.01.03	EXCHANGE ADVANCES	(40,931)	(29,817)
1.01.03	INVENTORIES	34,735	36,443
1.01.03.01	FINISHED PRODUCTS	8,983	8,905
1.01.03.02	PRODUCTS IN PROCESS	3,603	2,720
1.01.03.03	RAW MATERIAL AND SUPPLEMENTARY MATERIAL	21,936	21,217
1.01.03.04	ADVANCE TO SUPPLIERS AND OTHERS	213	3,601
1.01.04	OTHERS	72,650	104,145
1.01.04.01	SECURITIES	44,959	79,928
1.01.04.03	OTHER CREDITS RECEIVABLE	7,383	5,326
1.01.04.04	TAX RETURNS	20,308	18,891
1.02	LONG TERM ASSETS	31,206	25,888
1.02.01	CREDITS	0	0
1.02.02	CREDITS WITH RELATED COMPANIES	26,731	21,339
1.02.02.01	WITH AFFILIATED COMPANIES	0	0
1.02.02.02	WITH SUBSIDIARY COMPANIES	26,735	21,339
1.02.02.03	OTHERS	0	0
1.02.03	OTHERS	4,471	4,549
0.02.03.01	DEPOSITS IN COURT	2,451	2,411
1.02.03.02	DEFERRED TAXES AND CONTRIBUTIONS	1,999	1,952
1.02.03.03	OTHER ACCOUNTS RECEIVABLE	21	4,549
1.03	PERMANENT ASSETS	130,948	131,512
1.03.01	INVESTMENTS	76,326	76,472
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARY COMPANIES	25,952	76,098
1.03.01.03	OTHER INVESTMENTS	374	374
1.03.02	FIXED	53,891	54,305
1.03.02.01	LANDS CONSTRUCTIONS	7,275	7,276
1.03.02.02	BUILDINGS	32,053	31,969
1.03.02.03	MACHINES AND EQUIPMENT	52,321	51,469
1.03.02.04	INSTALLATIONS	26,037	25,919
1.03.02.05	FURNITURE AND FIXTURES	3,501	3,411

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

1.03.02.06	VEHICLES	1,658	1,690
1.03.02.07	OTHER	9,689	9,947
1.03.02.08	FIXED IN PROCESS	2,297	1,194
1.03.02.09	ACCUMULATED DEPRECIATION	(80,940)	(78,570)
1.03.03	DEFERRED	731	735

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

02.02 –BALANCE SHEET - LIABILITIES (THOUSAND *REAIS*)

1. CODE	2. DESCRIPTION	3 - 03/31/2000	12/31/1999
2	TOTAL LIABILITIES	361,605	390,816
2.01	CURRENT LIABILITIES	100,360	133,008
2.01.01	LOANS AND FINANCING	40,126	61,847
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	20,217	17,761
2.01.04	TAXES AND SOCIAL CONTRIBUTIONS	4,311	3,776
2.01.05	DIVIDENDS PAYABLE	0	0
2.01.06	PROVISIONS	11,166	9,518
2.01.06.01	INCOME TAX LEGAL ENTITY	2,095	264
2.01.06.02	SOCIAL CONTRIBUTION	795	0
2.01.06.03	CHRISTMAS BONUS	1,290	0
2.01.06.04	ANNUAL VACATION	4,695	5,725
2.01.06.05	LABOR INDEMNITIES	1,865	1,865
2.01.06	BONUS	426	1,664
2.01.07	DEBTS WITH RELATED COMPANIES	3,768	11,202
2.01.08	OTHERS	20,772	28,904
2.01.08.01	SALARIES AND WAGES	2,150	2,302
2.01.08.02	ADVANCES FOR CLIENTS	3,106	6,340
2.01.08.03	COMISSIONER REPRESENTATIVE	4,739	4,350
2.01.08.04	INTEREST ON NET WORTH	0	3,536
2.01.08.05	ANTICIPATED GROSS BILLING	1,319	2,082
2.01.08.06	MANAGERS INTERESTS	0	1,167
2.01.08.07	OTHER ACCOUNTS PAYABLE	9,458	9,127
2.02	LONG TERM LIABILITIES	51,335	53,299
2.02.01	LOANS AND FINANCING	51,335	53,299
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	0	0
2.02.04	DEBTS WITH RELATED COMPANIES	0	0
2.02.05	OTHERS	0	0
2.03	FUTURE FISCAL PERIODS RESULTS	0	0
2.05	NET WORTH	209,910	204,509
2.05.01	PAID IN CORPORATE CAPITAL	130,000	130,000
2.05.02	CAPITAL RESERVES	1,445	1,445
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	SUBSIDIARY/AFFILIATED COMPANIES	0	0
2.05.04	EARNINGS RESERVES	73,064	73,064
2.05.04.01	LEGAL	0	0

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

2.05.04.02	STATUTORY	0	0
2.05.04.03	FOR CONTINGENCIES	0	0
2.05.04.04	OF NON CURRENT EARNINGS	73,064	73,064
2.05.04.05	EARNINGS LIEN	0	0
2.05.04.06	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER EARNING RESERVES	0	0
2.05.04.07.1	RESERVE FOR INCREASE OF CORPORATE CAPITAL	0	0
2.05.04.07.2	FOR SHARES PURCHASE	0	0
2.05.04.07.3	FOR DIVIDENDS PAYMENT	0	0
2.05.05	ACCUMULATED LOSSES/EARNINGS	5,401	0

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

03.01 - QUARTER'S RESULT STATEMENT (THOUSAND *REAIS*)

1. CODE	2. DESCRIPTION	3. 01/01/2000 TO 03/31/2000	4. 01/01/2000 TO 03/31/2000	5. 01/01/1999 TO 03/31/1999	6 – 01/01/1999 TO 03/31/1999
3.01	NET SALE AND/OR SERVICES REVENUE	132,517	132,517	86,771	86,771
3.02	GROSS REVENUE DEDUCTIONS	(17,265)	(17,265)	(8,938)	(8,938)
3.03	SALES AND/OR SERIVCES NET REVENUE	115,252	115,252	77,833	77,833
3.04	COSTS OF GOODS SOLD AND SERVICES RENDERED	(93,125)	(93,125)	(54,790)	(54,790)
3.05	GROSS RESULT	22,127	22,127	23,043	23,043
3.06	OPERATIONAL EXPENSES / REVENUES	(13,780)	(13,780)	(16,880)	(16,880)
3.06.01	SALES	(8,891)	(8,891)	(6,800)	(6,800)
3.06.02	GENERAL AND ADMINISTRATIVE	(4,670)	(4,670)	(4,066)	(4,066)
3.06.02.01	GENERAL AND ADMINISTRATIVE EXPENSES	(4,174)	(4,174)	(3,585)	(3,585)
3.06.02.02	MANAGERS FEES	(496)	(496)	(491)	(491)
3.06.03.	FINANCIAL	159	159	(16,219)	(16,219)
3.06.03.01	FINANCIAL REVENUES	4,599	4,599	30,179	30,179
3.06.03.02	FINANCIAL EXPENSES	(4,440)	(4,440)	(46,398)	(46,398)
3.06.04	OTHER OPERATING REVENUES	0	0	255	255
3.06.05	OTHER OPERATING EXPENSES	(231)	(231)	(196)	(196)
3.06.06	EQUITY PICK UP	(142)	(142)	10,146	10,146
3.07	OPERATING RESULT	8,347	8,347	6,163	6,163
3.08	NON OPERATING RESULT	289	289	1	1
3.08.01	REVENUES	370	370	26	26
3.08.02	EXPENSES	(81)	(81)	(25)	(25)
3.09	RESULT BEFORE TAXATION AND PARTICIPATION	8,636	8,636	6,164	6,164
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(2,891)	(2,891)	0	0
3.11	DEFERRED INCOME TAX	47	47	672	672
3.12	STATUTORY PARTICIPATION AND CONTRIBUTION	(391)	(391)	0	0
3.12.01	PARTICIPATION	(391)	(391)	0	0
3.12.01.01	EMPLOYEES PARTICIPATION	(391)	(391)	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF INTEREST ON NET WORTH	0	0	0	0

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

3.15	LOSS/EARNING OF THE PERIOD	5,401	5,401	6,836	6,836
	NUMBER OF SHARES – EX TREASURY (THOUSAND)	82,074	82,074	82,074	82,074
	PROFIT PER SHARE	0.6581	0.6581	0.8329	0.8329
	LOSS PER SHARE				

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

04.01 – EXPLANATORY NOTES

1. OPERATING ACTIVITIES

Company has as corporate purpose the manufacture, trade, import and export of buses, vehicles, bus bodies, agricultural and industrial machines. It may also participate in other companies.

2. PRESENTATION OF THE ACCOUNTING STATEMENTS

These accounting statements have been presented according to the Corporate Law (Law 6404/76), and amendments of Law 9.457/97. The accounting statements are disclosed according to corporate law in accordance to Instruction 248 of March 29, 1996, set forth by the Brazilian Securities Exchange Commission (*CVM-Comissão de Valores Mobiliários).*

3. MAIN ACCOUNTING PRACTICES

a) Securities

They are stated by acquisition costs and revenues obtained up to the date of the accounting statements.

b) Credit risks provision

It's calculated based on the expected losses, by individual analyses of the account receivable and considering historical losses. The amount of such provision is considered enough to cover eventual losses in the realization of credits.

c) Inventories

They are stated according to the lower amount between the acquisition and manufacturing average costs and the market value or amount of net realization.

d) Investments

Investments in subsidiary companies are evaluated by the equity pick up method. The evaluation result has as counterpart an operational result account. Estimated receivable dividends are classified under the "current asset" title. The premium incurred in the acquisition of investments is amortized by their future profitability expectation term. Other investments are stated by the acquisition costs.

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

e) Investments abroad

Whenever the criteria to accrue the results in the accounting statements for the companies invested abroad differed from the accounting fundamental principles adopted in Brazil, the results were dully adjusted, considering the relevance of the information. The conversion of such accounting statements into national currency was effected, in respect to the *CVM* deliberation number 28/86.

f) Fixed assets

They are demonstrated according to the acquisition cost and respective revaluation, and restated (adjusted for inflation) up to December 1995 adjusted by the retained depreciation and amortization and by the provision for losses estimated in the assets recovery. Depreciation is calculated under the linear method over the cost acquisition or construction and revaluation, based on the rates determined due to the goods helpful life term. The amortization is calculated by the linear method over the acquisition cost.

g) Deferred

It's basically represented by expenses with researches and products development, which have been amortized by the future benefits expected terms, by the linear method.

h) Financial Institutions

Financing is up-dated according to the agreement indexes in force on March 31. Burdens are accounted based o the elapsed term.

i) Income tax and social contribution provision

Income tax and social contribution provisions were calculated and accounted under rates in force over taxable profits.

4. CONSOLIDATED ACCOUNTING STATEMENTS

Consolidated accounting statements include accounting statements from Marcopolo S.A. and from its direct or indirect subsidiaries, verified on March 31, 199 and 2000, as follows:

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01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

CONSOLIDATED COMPANIES

Subsidiaries	% of Participation Direct	Indirect
Marcopolo Distribuidora de Peças Ltda.	99,999	0,001
Marcopolo Trading S.A.	99,997	0,003
MVC - Componentes Plásticos Ltda.	-	100,00
Polo Investimentos Ltda.	99,95	0,05
Dinaço Indústria e Comércio de Ferro e Aço Ltda.	-	100,00
Marcopolo International Corporation (1)	100,00	-
Ilmot International Corporation S.A. (1)	-	100,00
Marcopolo Indústria de Carroçarias S.A. (1)	-	100,00
Polo Serviços em Plásticos Ltda.	99,00	1,00
Marcopolo Latinoamérica S.A. (1)	99,143	0,857
Ciferal Comércio Indústria Participações S.A. (2)	-	50,00
Polomex S.A. de C.V. (1)	99,98	0,02
Laureano S.A. (1)	-	100,00
Laureano Gonzales S.A. (1)	-	100,00

(1) Subsidiary company abroad.
(2) A consolidation of the accounting statements has been presented in order to obey Instruction 247/96 from *CVM.*

Accounting practices adopted for the Consolidation of Marcopolo's companies

The following practices were used, among others, on the elaboration of the consolidated accounting statements:

a) Marcopolo S.A. and its subsidiaries, whose accounting statements are consolidated, adopt uniform practices for registration of transactions and evaluation of equity elements;

b) The balances of the equity accounts arisen from transactions between consolidated companies are dully eliminated. The investments in subsidiaries are eliminated against the proportion of the net worth included in the consolidation for such companies;

c) Shareholders' minority interests in subsidiaries companies are detached from the consolidated accounting statements presentation.

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

d) Elimination of non-realized profits from the transactions between controlling company and the subsidiaries.

5. INVESTMENTS

	Controlling company		Consolidated	
	03/31/00	12/31/99	03/31/00	12/31/99
In subsidiaries	75,951	76,098	-	-
Premium to be amortized	-	-	1,399	1,472
Other investments	375	374	610	531
	76,326	76,472	2,009	2,003

Investments in subsidiary companies are stated as per chart attached.

6. RELATED PARTIES

Balances and transactions with related parties are stated as per chart attached.

7. CORPORATE CAPITAL

On March 31, 2000 and 1999 the corporate capital is composed of 38,490,512 bookkeeping common shares and 45,583,346 bookkeeping preferred shares, all with no per value. The Board of Directors may increase such corporate capital, independently of by-laws amendment, up to 800,000,000 common shares and 1,200,000,000 preferred shares.

A distribution of obligatory minimal dividends is annually assured to the shareholders, correspondent to 25% of the net profit, restated according to the Corporate Law. The preferred shares are not entitled to vote, but they guarantee the following vantages and preferences:

a) preferred shareholders are entitled to the same rights of common shareholders, in terms of company's shares distribution, of split-up or incorporation of corporate capital reserves or assets revaluation;

b) preferred shareholders have preference, in the event of company liquidation, on the corporate capital return, up to the amount of own capital of this type of share. After that, common shareholders will be returned, in the same manner. The remaining balance will be distributed in equal parts among other preferred or common shares;

c) additional of 10% in the dividends.

8. CONCILIATION OF INCOME TAX AND SOCIAL CONTRIBUTION RESULTS

		MARCH 31/2000
	CONTROLLING COMPANY	CONSOLIDATED
Profit before income tax and social contribution on profits	8,636	7,277
Applicable rate	34%	34%
Income tax and social contribution over rate applicable	2,936	2,474
Permanent additions	94	392
Permanent exclusions	(139)	(139)
Income tax and social contribution on profit recorded in the result	2,891	2,727
Effective rate	33.5%	37.5%

9. DEFERRED TAX AND CONTRIBUTION

Marcopolo recognizes the deferred income tax and social contribution, if applicable, over temporary additions, effecting the calculus of such taxes in relation to provision for non-deductible expenses, by the date of the balance. Such amounts are represented, as follows:

	2000	1999
Income tax	1,406	1,865
Social contribution	593	87
	1,999	1,952

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O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

10. FISCAL YEARS' CONCILIATION OF NET WORTH AND NET PROFIT – CONTROLLING COMPANY AND CONSOLIDATED

	March 31 2000		December 31 1999	
	Net worth	Net profit	Net worth	Net profit
Balances-controlling company	209,910	5,401	204,509	11,669
Non realized profits, from the controlling company, arisen from transactions with subsidiaries	(2,226)	(352)	(1,873)	(1,873)
Tax effect	696	413	282	282
Balances - consolidated	208,380	5,462	202,918	10,078

11. FINANCIAL INSTRUMENTS

The amounts recognized or estimated from the financial instruments on December 31, 2000 and 1999, registered in equity accounts, do not preset market amounts significantly different from the ones recognized by the accounting statements.

Marcopolo had realized future market transactions in order to assure part of the liabilities from loans and financing in foreign currency. On March 31, the ensured net amount corresponds to R$ 20,958 and a loss resultant from such transactions, in the amount of R$ 1,692, was registered under financial expenses account.

12. SECURITIES

	Controlling Company		Consolidated	
	03/31/00	12/31/99	03/31/00	12/31/99
Brazilian Currency				
Fixed funds*	767	6,321	767	6,321
Certificate of inter-bank deposit*	22,232	42,286	35,012	54,869
Foreign Currency				
Central Bank notes	21,960	30,200	21,960	30,200

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

Fixed income	-	-	18,862	18,373
Variable income	-	-	-	2,110
Others	-	1,121	-	2,290
	44,959	79,928	76,601	114,163

- Revenues limited to 99% of the Certificate of inter-bank deposit.

13. FINANCIAL INSTITUTIONS

Investments and financing:

	Controlling company			
	03/31/00		12/31/99	
	Current	Long term	Current	Long term
National currency				
Permanent asset				
FINAME	1,392	2,433	884	3,229
Foreign currency				
Working capital	28,981	-	38,953	-
Advances of exchange agreement	9,753	48,902	22,010	50,070
	40,126	51,335	61,847	53,299

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1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

	Consolidated			
	03/31/00		12/31/99	
	Current	Long term	Current	Long term
National currency				
Permanent asset				
FINAME	3,530	10,486	3,587	7,289
Working capital	6,606	-	16,454	-
Foreign currency				
Working capital	98,498	24,729	62,312	22,734
FINAME	-	-	67	198
Advances of exchange agreement	9,753	48,902	38,313	50,070
	118,387	84,117	120,733	80,291

Financing in national currency shall be redeemed up to November 2003 and financing in foreign currency up to December 2003.The following burdens fall on such investments:

a) Investments in national currency are subject to interests of 6.5% per year, plus restatement calculated according to the *URTJ, TJLP AND UMBNDS* variation.
b) Working capital, in foreign currency, are subject to interests, which range from 2.6% to 6.0% per year plus the LIBOR variation and restatement and exchange up-dating based on the American dollar variation.
c) Advances of exchange agreements are subject to interests, which range from 6.3% to 9.9% per year and exchange up dating based on the American dollar variation.

Collateral signatures and chattel mortgage were presented in order to guarantee loans and financing.

Attachment related to Explanatory Note 5

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1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

INVESTMENTS IN SUBSIDIARIES

	Marcopolo Distribuidora de Peças Ltda.	Marcopolo Trading S.A.	Marcopolo Latinoamérica S.A. (1)	Polo Investimentos Ltda. (2)	Polo Serviços em Plásticos Ltda.	Polomex S.A. (1)	Marcopolo International Corporation (1)	2000	1999
Information about investments									
Corporate capital	4,000	1,000	9,156	48,840	500	9	89		
Restated net worth	3745	3346	1276	50058	730	730	16232		
Shares or quotas hold	1	3,450,103	13,860	1	1	50,000	50,000		
Participation %	99.999	99.997	99.999	99.500	99.000	99.980	100.00		
Profit/loss over the fiscal year	(242)	74	(1,341)	(556)	35	556	1747		
Changes on investments									
Initial balances									
By the equity value	3,987	3,272	2,655	50,588	688	77	14,831	76,098	43,044
Additions	-	-	-	-	-	-	-	-	46,850
Dividends distributed	-	-	-	-	-	-	-	-	(29)
Investments sold	-	-	-	-	-	-	-	-	(21,631)
Equity pick up result	(242)	74	(1,391)	(555)	34	532	1,401	(147)	7,864
Final balances									
By the equity value	3,745	3,346	1,264	50,033	722	609	16,232	75,951	76,098

(1) Subsidiary abroad
(2) During 1999 Marcopolo had acquired 50% of the corporate capital of Ciferal Comércio, Indústria e Participações S.A., through Polo Investments Ltda., with a premium of R$ 1,472. Such premium was based on future profitability and shall be amortized in five years.

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1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

Attachment related to Explanatory Note 6

RELATED PARTIES

	Marcopolo Distribuidora de Peças Ltda.	Marcopolo Trading S.A.	MVC Componentes Plásticos Ltda.	Ilmot International Corporation S.A.	Polo Iinvestimentos Ltda.	Dinaço Indústria e Comércio de Ferro e Aço Ltda.	Marcopolo Indústria de Carroçarias S.A.	Polo Serviços em Plásticos Ltda.	Marcopolo International Corporation	Polomex S.A. de C.V.	Ciferal Indústria, Comércio e Participações S.A.	Marcopolo Latinoamérica S.A.	March 31, 2000
Balance of Assets(Liabilities) from loan and checking account	131	(1,746)	3,645	278	239	(2,001)	-	196	16,049	841	5,224	113	22,969
Accounts receivable – sales	214	-	7	5,465	-	25	33	-	1,478	1,055	3,721	1,956	13,954
Accounts payable – purchases	224	-	297	-	-	176	-	592	-	-	-	-	1,289
Purchase of products and services	820	-	1,440	-	-	1,734	-	1,682	-	-	175	-	5,851
Sale of products and services	200	1	19	23,354	-	114	21	-	4,189	218	4,211	578	32,905
Financial expenses	-	83	164	5	127	29	-	1	253	11	-	1	674
Financial revenues	8	-	-	2	-	-	-	1	115	4	441	-	571

Notes:

The balances from checking accounts are subject to burdens from the CIB (Certificate of Inter-Bank deposit) variation, i national currency, and LIBOR plus 3% per year over exchange variation, in foreign currency.

The transactions of sales, purchases of products and/or services are effected considering same prices and terms conditio as the ones practiced with non related third parties.

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1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

05.01. – COMPANY'S PERFORMANCE OVER THE QUARTER

1) SECTOR'S PERFORMANCE

Bus Bodies Brazilian industry had registered significant improvement during the first quarter of 2000 in comparison to same period in the year before, presenting a growth of 15.4% in terms of physical units produced. Such information, allied to the great growth expectations from the other sectors of the Brazilian economy make us look optimistically to the rest of the year.

The number of intercity buses produced had increased 91.0%, especially due to exports that allowed a coming round of said segment. In the urban buses sector, a reduction of 18.6% was verified in relation to 1999. The microbuses had registered a growth of 123.8%. During the first quarter of 1999 the proportion of microbuses traded was of 12.3 for each 100 conventional urban buses. During the first quarter such proportion had increased to 33.8 for each 100 urban buses.

The information related to the production during the first quarter and over the last five years is the following:

BRAZILIAN BUS BODY PRODUCTION – 1ST. QUARTER

Models	2000	1999	1998	1997	1996
Intercity buses	**1,106**	**579**	**1,171**	**830**	**893**
Urban buses	**1,727**	**2,122**	**2,783**	**2,802**	**3,142**
Micro buses	**584**	**261**	**511**	**202**	**82**
TOTAL	**3,417**	**2,962**	**4,465**	**3,834**	**4,117**

Research Source: FABUS

2) MARCOPOLO'S PERFORMANCE OVER THE FIRST QUARTER

Economical Result

During the 1st quarter of 2000 the consolidated net revenue presented a growth of 50.8%, and reached R$ 145.2 million against R$ 96.3 million in same period in the year before. The net revenues in the domestic market had reached R$ 83.6 million, presenting a growth of 55.7% in relation to the 1st quarter of 1999 and contributed with 57.6% from the total. Revenues abroad had reached R$ 61.5 million against R$ 42.5 million in 1999.

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1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

The controlling company's net revenue had reached R$ 115.3 million, a growth of 48.0% in relation to R$ 77.8 million of same period in 1999. The increase of revenues had arisen from (i) a major mix of products and, (ii) a growth in the volume of traded intercity, micro and mini buses.

The consolidated net profit of R$ 5,5 million (R$6,8 million in 1999) is directly related to the gross margin drop of 29.6% in the first quarter of 2000. Such margin was damaged in the controlling company by the increase of prices of the main raw material, as of the real devaluation in 1999. Such increase of prices had not been neutralized by intern measures or repassed to the price of products. The gross margin was also affected by the evaluation of real before the American dollar, reducing the exports margins. In the first quarter of 2000 the dollar average quotation had expressively contributed for the excellence of the gross margin.

Profit, before financial results, taxes, depreciation and amortization (EBITDA) had reached R$ 14.2 million in the first quarter of 2000, against R$ 21.0 million in the first quarter of 1999. EBITDA margin was of 10.0%, against 21.8% in the same period of the year before.

Production and Market Share

Marcopolo's consolidated production in Brazil presented superior performance than the other bus bodies producers: Caxias do Sul (RS), Xerem, and Duque de Caxias (RJ) had produced 1,774 units, a volume that is 56.,6% superior to the 1,133 produced in the first quarter of 1999. The other producers jointly had produced 1,643 units, compared to 1,829 in 1999, which means a decrease of 10,2%. Marcopolo had registered an increase of 124% in the intercity buses models. Marcopolo had presented a growth of 28.7% in the urban buses and, in the *micros* sector, the growth was of 45,3%. Comparing both periods, Marcopolo's *market share* had increased from 38.0% to 51.9%. *The chart below (FABUS) does not foresee Volare's production* as long as such bus is an integral vehicle (bus body plus chassis).

MARCOPOLO'S CONSOLIDATED BUS BODY PRODUCTION – 1ST QUARTER

Models	2000	1999	1998	1997	1996
Intercity buses	**621**	**259**	**647**	**370**	**439**
Urban buses	**906**	**704**	**887**	**700**	**721**
Micro buses	**247**	**170**	**251**	**170**	**23**
TOTAL	**1,774**	**1,133**	**1,785**	**1,240**	**1,183**

Research Source: FABUS

Notes:

(1) Ciferal had produced 322 urban units during the first quarter of 2000 against 418 units (353 urban buses and 65 micro buses) in the first quarter of 1999.

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

(2) This chart does not consider VOLARE, as a complete vehicle. 526 units were produced in the first quarter of 2000 against 255 in the first quarter of 1999.

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1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

MARCOPOLO'S CONSOLIDATED MARKET SHARE – 1ST QUARTER

Models	2000	1999	1998	1997	1996
Participation per model	%	%	%	%	%
Intercity buses	**56**	**45**	**55**	**45**	**49**
Urban buses	**34**	**33**	**32**	**25**	**23**
Micro buses	**42**	**65**	**49**	**84**	**28**
TOTAL	**52**	**38**	**40**	**32**	**29**

Research Source: FABUS

Exports revenues

The development of the controlling company's exports revenue is as follows:

COMPANY'S EXPORTS – 1ST QUARTER

Exported amounts	2000	1999	1998	1997	1996
(in US$ *thousand)*	27,566	23,635	24,602	10,920	9,410

Consolidated Investment

a) Fixed.

The investments in permanent assets effected in the several companies had reached approximately R$ 5,5 million in the first quarter of 2000.

b) Acquisition of new companies

Marcopolo, in January 21, 2000, through its integral subsidiary company ILMOT INTERNATIONAL CORPORATION S.A., had concluded the acquisition of the totality of the net worth from Laureano Gonçales S.A and Laureano S.A companies, both headquartered in Buenos Aires, Argentina, for US$ 4,2 million – partially financed up to August 2000. Such companies have Mercedes Benz's concession exclusive rights in limited region. The strategic purpose of said acquisitions is to ensure regular supply of chassis for buses, from Mercedes Benz, which is the main supplier of chassis for bus bodies in this country, assuring minimal numbers of said input to Marcopolo Latinoamerica S.A unit, located in Rio Cuarto, Cordoba. Said unit also produces bus bodies of other trademarks of chassis available in the Argentinean market.

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1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

Consolidated Cash Flow	Jan to mar 2000
Net Income for the period	**5,462**
Non cash expenses	
Depreciation, Amortization and Fixed assets write-offs	**4,171**
Other non cash revenues (expenses)	**127**
Minority interests	**(1,348)**
Gross cash generation	**8,412**
Interest on net worth	**(3,889)**
Changes in working capital	**(35,722)**
Investments, divestment activities	
Cash net operational generation	**(31,199)**
Investments in fixed assets	**(5,472)**
Financing activities	
Payment of loans to subsidiary companies	**(219)**
Bank loans	**1,480**
Increase(Decrease) in cash balance and financial investments	**(35,410)**
Cash balance at the beginning of the period	**127,489**
Cash balance at the end of period	**92,079**

Expectations

Growth of consolidated revenues in the first quarter, businesses in process with several markets and the optimist expectations of the bus bodies industry for the remaining fiscal year confirm the initial forecasts elaborated by the management. A growth of approximately 40% in the consolidated net revenue is expected for the current fiscal year in relation to 1999.

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1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (THOUSAND *REAIS*)

1. CODE	2. DESCRIPTION	3 – 03/31/2000	4 – 12/31/1999
1	TOTAL ASSETS	522,805	488,915
1.01	CURRENT ASSETS	382,683	356,110
1.01.01	ALLOWANCES	15,478	13,326
1.01.02	CREDITS	165,101	13,0,583
1.01.02.01	CLIENTS	207,541	163,874
1.01.02.02	PROVISION FOR RISK CREDITS	(1,509)	(3,474)
1.01.01.03	EXCHANGE ADVANCES	(40,931)	(29,817)
1.01.03	INVENTORIES	75,022	61,944
1.01.03.01	FINISHED PRODUCTS	10,151	12,907
1.01.03.02	PRODUCTS IN PROCESS	7,393	5,008
1.01.03.03	RAW MATERIAL AND SUPPLEMENTARY MATERIAL	43,485	37,009
1.01.03.04	MERCHANDISE	11,669	3,354
1.01.03.05	ADVANCE TO SUPPLIERS AND OTHERS	2,324	3,666
1.01.04	OTHERS	127,082	130,257
1.01.04.01	SECURITIES	76,601	114,163
1.01.04.02	OTHER CREDITS RECEIVABLE	20,436	9,663
1.01.04.03	TAX RETURNS	30,045	26,431
1.02	LONG TERM ASSETS	7,334	12,814
1.02.01	CREDITS	0	0
1.02.02	CREDITS WITH RELATED COMPANIES	1,679	1,460
1.02.02.01	WITH AFFILIATED COMPANIES	1,679	1,460
1.02.02.02	WITH SUBSIDIARY COMPANIES	0	0
1.02.02.03	OTHERS	0	0
1.02.03	OTHERS	5,655	11,354
0.02.03.01	DEFERRED TAXES AND CONTRIBUTIONS	1,999	1,952
1.02.03.02	DEPOSITS IN COURT	2,501	2,491
1.02.03.03	SECURITIES RECOVERABLE	0	6,587
1.02.03.04	OTHER ACCOUNTS RECEIVABLE	1,155	3,211
1.03	PERMANENT ASSETS	132,788	119,991
1.03.01	INVESTMENTS	2,009	2,003
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARY COMPANIES	0	0
1.03.01.03	OTHER INVESTMENTS	2,009	2,003
1.03.01.04	OTHER INVESTMENTS	2,009	2,003
1.03.02	FIXED	121,945	111,472
1.03.02.01	LANDS CONSTRUCTIONS	13,884	13,525

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1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

1.03.02.02	BUILDINGS	60,174	55,932
1.03.02.03	MACHINES AND EQUIPMENT	90,019	86,035
1.03.02.04	INSTALLATIONS	30,406	31,555
1.03.02.05	FURNITURE AND FIXTURES	15,564	5,490
1.03.02.06	VEHICLES	2,915	2,764
1.03.02.07	OTHERS	10,034	13,495
1.03.02.08	FIXED IN PROCESS	3,511	1,553
1.03.02.09	ACCUMULATED DEPRECIATION	(104,562)	(98,877)
1.03.03	DEFERRED	8,834	6,516

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1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (THOUSAND *REAIS*)

1. CODE	2. DESCRIPTION	3 - 03/31/2000	12/31/1999
2	TOTAL LIABILITIES	522,805	488,915
2.01	CURRENT LIABILITIES	233,299	208,842
2.01.01	LOANS AND FINANCING	118,387	120,733
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	58,118	30,021
2.01.04	TAXES AND SOCIAL CONTRIBUTIONS	9,713	7,190
2.01.05	DIVIDENDS PAYABLE	0	0
2.01.06	PROVISIONS	13,643	9,541
2.01.06.01	INCOME TAX LEGAL ENTITY	2,294	330
2.01.06.02	SOCIAL CONTRIBUTION	850	0
2.01.06.03	CHRISTMAS BONUS	1,698	0
2.01.06.04	ANNUAL VACATION	6,474	7,043
2.01.06.05	LABOR INDEMNITIES	2,327	2,168
2.01.06	BONDS	0	0
2.01.07	DEBTS WITH RELATED COMPANIES	0	0
2.01.08	OTHERS	33,438	41,357
2.01.08.01	SALARIES AND WAGES	3,660	6,259
2.01.08.02	ADVANCES FOR CLIENTS	5,272	7,320
2.01.08.03	COMISSIONER REPRESENTATIVE	4,789	4,596
2.01.08.04	ANTICIPATED GROSS BILLING	1,432	2,558
2.01.08.05	INTEREST ON NET WORTH	0	3,536
2.01.08.06	MANAGERS PARTICIPATION	0	1,167
2.01.08.07	OTHER ACCOUNTS PAYABLE	18,285	15,921
2.02	LONG TERM LIABILITIES	85,736	80,416
2.02.01	LOANS AND FINANCING	84,117	80,291
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	0	0
2.02.03.01	INCOME TAX PROVISION	0	0
2.02.04	DEBTS WITH RELATED COMPANIES	0	0
2.02.05	OTHERS	1,619	125
2.02.05.01	OTHER ACCOUNTS PAYABLE	1,619	125
2.03	FUTURE FISCAL PERIODS RESULTS	0	0
2.04	MINORITY INTERESTS	(4,610)	(3,261)
2.05	NET WORTH	208,380	202,918
2.05.01	PAID IN CORPORATE CAPITAL	130,000	130,000

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1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

2.05.02	CAPITAL RESERVES	1,445	1,445
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	SUBSIDIARY/AFFILIATED COMPANIES	0	0
2.05.04	EARNINGS RESERVES	71,473	71,473
2.05.04.01	LEGAL	0	0
2.05.04.02	STATUTORY	0	0
2.05.04.03	FOR CONTINGENCIES	0	0
2.05.04.04	OF NON CURRENT EARNINGS	71,473	71,473
2.05.04.05	EARNINGS LIEN	0	0
2.05.04.06	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER EARNING RESERVES	0	0
2.05.05	ACCUMULATED LOSSES/EARNINGS	5,462	0

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1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

07.01 - QUARTER'S RESULT STATEMENT (THOUSAND *REAIS*)

1. CODE	2. DESCRIPTION	4. 01/01/2000 TO 03/31/2000	6. 01/01/2000 TO 03/31/2000	5. 01/01/1999 TO 03/31/1999	6 – 01/01/1999 TO 03/31/1999
3.01	NET SALE AND/OR SERVICES REVENUE	168,346	168,346	109,187	109,187
3.02	GROSS REVENUE DEDUCTIONS	(23,176)	(23,176)	(12,930)	(12,930)
3.03	SALES AND/OR SERIVCES NET REVENUE	145,170	145,170	96,257	96,257
3.04	COSTS OF GOODS SOLD AND SERVICES RENDERED	(113,815)	(113,815)	(67,260)	(67,260)
3.05	GROSS RESULT	(31,355)	(31,355)	28,997	28,997
3.06	OPERATIONAL EXPENSES / REVENUES	(24,515)	(24,515)	(22,617)	(22,617)
3.06.01	SALES	(12,524)	(12,524)	(9,328)	(9,328)
3.06.02	GENERAL AND ADMINISTRATIVE	(8,400)	(8,400)	(6,522)	(6,522)
3.06.02.01	ADMINISTRATIVE EXPENSES	(7,693)	(7,693)	(5,831)	(5,831)
3.06.02.02	MANAGERS FEES	(707)	(707)	(691)	(691)
3.06.03.	FINANCIAL	(1,807)	(1,807)	(11,483)	(11,483)
3.06.03.01	FINANCIAL REVENUES	6,668	6,668	36,675	36,675
3.06.03.02	FINANCIAL EXPENSES	(8,475)	(8,475)	(48,158)	(48,158)
3.06.04	OTHER OPERATING REVENUES	0	0	4,716	4,716
3.06.05	OTHER OPERATING EXPENSES	(1,784)	(1,784)	0	0
3.06.06	EQUITY PICK UP	0	0	0	0
3.07	OPERATING RESULT	6,840	6,840	6,380	6,380
3.08	NON OPERATING RESULT	390	390	(11)	(11)
3.08.01	REVENUES	517	517	35	35
3.08.02	EXPENSES	(127)	(127)	(46)	(46)
3.09	RESULT BEFORE TAXATION AND PARTICIPATION	7,250	7,250	6,369	6,369
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(2,727)	(2,727)	467	467
3.11	DEFERRED INCOME TAX	47	47	0	0
3.12	STATUTORY PARTICIPATION AND CONTRIBUTION	(516)	(516)	0	0
3.12.01	PARTICIPATION	(516)	(516)	0	0
3.12.01.01	MANAGERS FEES	(125)	(125)	0	0
3.12.01.02	EMPLOYEES PARTICIPATION	(391)	(391)	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

3.13	REVERSION OF INTEREST ON NET WORTH	0	0	0	0
3.14	MINORITY INTERESTS	1,428	1,428	0	0
3.15	LOSS/EARNING OF THE PERIOD	5,462	5,462	6,836	6,836
	NUMBER OF SHARES – EX TREASURY (THOUSAND)	82,074	82,074	82,074	82,074
	PROFIT PER SHARE	0.06655	0.06655	0.08329	0.08329
	LOSS PER SHARE				

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

08.01 - COMMENTS ABOUT THE CONSOLIDATED PERFORMANCE OVER THE FIRST QUARTER

Comments about the consolidated performance are prepared as per chart 05.01 of this quarterly information.

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

09.01 – PARTICIPATION IN SUBSIDIARY AND/OR RELATED COMPANIES

1- ITEM	2-CORPORATE DENOMINATION OF THE SUBSIDIARY OR RELATED COMPANY	3-TAXPAYER NUMBER	4- CLASSIFICATION	5-%PARTICIPATION IN THE INVESTED COMPANY CAPITAL	6- INVESTOR COMPANY NET WORTH	7-TYPE OF COMPANY	8-NUMBER OF SHARES – CURRENT QUARTER	9- NUMBER OF SHARES – LAST QUARTER

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

11.01 – ORDERS/AGREEMENTS

Company	R$ 000
1-Balance of orders/agreements executed by the end of current quarter	130,342
2 – Balance of orders/agreements executed by the end of same quarter in the previous fiscal year	64,942

Consolidated	R$ 000
1-Balance of orders/agreements executed by the end of current quarter	0
2 – Balance of Orders/Agreements executed by the end of same quarter in the previous fiscal year	0

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

12.01- COMMENTS ABOUT THE COMPANY'S EXPECTATIONS

Controlling company's net revenue reached the amount of R$ 115,252 thousand up to 03.31.2000.

Based on the quarter performance and on the expectations for 2000, and considering the volumes of orders and businesses in process, Marcopolo estimates to reach a net revenue of R$ 650 million for this fiscal year.

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

13.01- COMPANY'S PROJECTIONS

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

15.01- INVESTMENT PROJECTS

Approximately R$ 2,138 thousand was invested during this quarter, especially with machinery, equipment and tools.

Investments are made with own and third parties resources – financing and *Finame*.

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

16.01- OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

1) MAIN SHAREHOLDERS

Position on 03.31.00 (one thousand shares)

SHAREHOLDERS	COMMON SHARES		PREFERRED SHARES		TOTAL	
	AMOUNT	%	AMOUNT	%	AMOUNT	%
Controlling companies	23,509	61.08	6,225	14.28	29,734	36.23
Fund. Banco Central – CENTRUS	6,490	16.86	4,027	9.24	10,517	12.81
Fundo Bradesco Templeton	4,629	12.03	2,837	6.51	7,466	9.10
Fundação Marcopolo	1,547	4.02	746	1.71	2,293	2.79
BANESPREV – Fundo Banespa	1,360	3.53	985	2.26	2,345	2.86
Caixa Prev. Banco Brasil - PREVI		0.00	3,777	8.67	3,777	4.60
Fundação CESP		0.00	2,707	6.21	2,707	3.30
Fund. Econ. Federais – FUNCEP		0.00	2,146	4.92	2,146	2.61
Fundos e fundações – Outros		0.00	955	2.19	955	1.16
Marcoprev Soc. Prev. Privada		0.00	282	0.65	282	0.34
Shareholders abroad	1	0.00	11,892	27.29	11,893	14.50
Others - market	955	2.48	7,004	16.07	7,959	9.70
TOTAL	38,491	100.00	43,583	100.00	82,074	100.00
PROPORTION		46.90		53.10		100.00

2) SHAREHOLDING CONTROL

The directors Paulo Pedro Bellini, José Antônio Fernandes Martins, Valter Antônio Gomes Pinto and Raul Tressari, through shareholders agreement filed within the *CVM*, hold the company's shareholding control. On 03.31.2000 they own directly and indirectly 61.08% of the voting capital.

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

17.01 – SPECIAL REVIEW REPORT – NO REMARKED

KPMG

ARTHUR ANDERSEN S/C

SPECIAL REVIEW REPORT

To the
Board of Directors and Shareholders of
Marcopolo S.A.
Caxias do Sul - RS

1. We effected a special review of the Quarterly information (*ITR-Informações Trimestrais*) of **MARCOPOLO S.A.**, related to the quarter ended on March 31, 1999, including the equity balance, the result statement, the performance report and the relevant information, prepared in accordance to the accounting practices set forth by the Brazilian corporate law.

2. Our review was effected in accordance with the specific rules established by the *Instituto Brasileiro de Contadores (IBRACON)* (Accountants Brazilian Institute), together with the Federal Accounting Advise. Such review consisted, mainly, of (a) questions and discussions with the managers, responsible for the Company's accounting, financing and operating areas, referred to the main criteria adopted in the elaboration of the Quarterly information and (b) review of the information and of the subsequent events which have or may come to have effects over the financing situation and in the Company's transactions.

3. Based on our special review, we don't have knowledge of any relevant modification which must be made on the Quarterly information referred above in order to maintain it in accordance with the rules sent by *Comissao de Valores Mobiliarios - CVM* [Brazilian Securities and Exchange Commission], specially the ones applicable to the elaboration of the quarterly obligatory information.

4. Other independent auditors had examined the equity balance, on December 31, 1999, presented with comparative purposes, as per opinion, with no remarks, dated on February 16, 2000. Other independent auditors had reviewed also

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

the result statement for the quarter ended on March 31, 1999, presented for comparative purposes, as per opinion, with no remarks, and issued on April 28, 1999.

5. Our special review was effected aiming to issue a review report about the quarterly information referred above (standard quarterly information). The consolidated quarterly information from Marcopolo S.A. and its subsidiaries, referred to the quarter ended on March 31, 2000, elaborated under the management's liability, have been presented as supplementary information in order to ensure an additional analysis. This way, they are not required as part of the standard quarterly information. Such consolidated quarterly information was submitted to the same procedures of special review utilized for the standard quarterly information review. . We have no knowledge of any relevant modification necessary to be done in relation the standard quarterly information considered as a whole.

6. The consolidated balance sheet on December 31, 1999, presented with comparative purposes, was examined by other independent auditors, which had issued an opinion, with no remarks, on February 16, 2000. The consolidated quarterly information referred to the quarter ended on March 31, 1999, presented with comparative purposes, were not reviewed by independent auditors.

April 28, 2000.

KPMG Auditores Independentes
CRC 2SP014428/O-6 "S"RS

Wladimir Omiechuk
Accountant CRC RS–041241/O-2

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

Error! Objects cannot be created from editing field codes.

PROFITS INCREASE BY 23% IN THE FIRST SIX MONTHS

Gerdau has shipped R$ 3 billion in the first six months of the year, 88% more than in the first six months in 1999. It is expected to produce 7 million metric tons of crude steel this year.

Gerdau's net income in six months evolved to R$ 215 million, 23% more than in the same period last year. Net income's historical evolution rhythm has been one of growth. In 1997, the increase was of 45%; in 1998, of 51% and in 1999, 75%.

Gross revenue in the period reached the mark of R$ 3 billion, which represents an increase of 88% over 1999. Part of this growth is due to the consolidation, this year, of the U.S.-based steel company Ameristeel and that of the shareholdings in Açominas and Sipar. "The improvement in our performance has resulted in great measure to the resumption of growth in the industrial sector along with the exchange rate favoring exports out of Brazil.", declared the Gerdau Senior Vice President and Director of Investor Relations, Frederico Gerdau Johannpeter.

Export revenues increase by 43% and reaches US$ 104 million

Exports out of Gerdau units in Brazil, shipped mainly to Latin America, Europe and the United States, reached a total of US$ 104 million, an increase of 43%.

Consolidated production of crude steel increased by 61% to 3.5 million metric tons up from 2.2 million. Brazil alone accounted for 16% growth reaching the mark of 2.1 million metric tons. Units abroad experienced a growth of 290% reaching 1.4 million metric tons.

This increase is the result of the consolidation of Ameristeel and the beginning of operations at the new plant in Chile, Gerdau Aza. In the months of January through June, Ameristeel produced 933 thousand metric tons of crude steel and answered for 68% of the volume abroad. In Chile, production grew by 113% leaping from 50 thousand metric tons to 107 thousand.

With regard to rolled products, the output was of 2.9 million metric tons, 57% greater than in the same period in 1999. Brazilian steel plants contributed with 1.6 million metric tons (+8%) whereas units abroad contributed with 1.3 million (+267%).

Error! Objects cannot be created from editing field codes.

PUBLIC COMPANIES

Dividends to be paid in August 15th

The two publicly traded companies, Gerdau S.A. and the holding company Metalúrgica Gerdau S.A. presented a positive performance. Net income at Gerdau S.A. increased by 22%, reaching R$ 208 million. Gross revenue was of R$ 1.7 billion and increased by 38% compared to the same period in 1999.

This semester saw an increase in Gerdau S.A. shares' liquidity. At the Brazilian stock exchanges, liquidity more than doubled reaching average daily financial volumes over R$ 3 million.

Metalúrgica Gerdau S.A. had a net profit 15% greater equivalent to R$ 115 million.

Payment of dividends of the listed companies relative to the first semester of 2000 will be paid in August 15th, as interest over capital stock. At Gerdau S.A., the pay out per lot of one thousand shares is of R$ 0.3730 for ordinary shares and R$ 0.4103 for preferred shares. At Metalúrgica Gerdau S.A., the amount is of R$ 0.9020 for common shares and R$ 0.9922 for preferred shareholders.

The group currently has more than 83 thousand shareholders. Of this total, 650 are Brazilian institutional investors and 350 are foreign.

New melt shop at Ameristeel begins operations in July

Still this month the new melt shop at the Knoxville, one of the four Ameristeel plants, will begin operating. With the new equipment, the crude steel installed capacity will increase 36% to 410 thousand metric tons rising from 300 thousand metric tons per year. With this new investment, AmeriSteel increases its annual capacity to 2 million metric tons.

Gerdau's agenda also includes the inauguration of two new fabricator centers "Armafer". One is to be located in the state of Bahia, and the other in the state of Ceará in addition to a wire mesh plant also in Bahia and the duplication of capacity at the Armafer in Pernambuco.

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Production (1,000 metric tons)

	1st Semester 2000	1st Semester 1999 (With Açominas and Sipar)	*1st Sem.00/ 1st Sem.99 %*
Crude Steel			
- In Brazil	2,128	1,830	*+16.3*
- Foreign	1,378	353	*+ 290.4*
- Total	3,506	2,183	*+ 60.6*
Rolled Products			
- *In Brazil*	1,638	1,514	*+ 8.2*
- Foreign	1,303	355	*+ 266.8*
- Total	2,941	1,869	*+ 57.4*

Results (R$ milion)

	1st Semester 2000	1st Semester 1999	*1st Sem.00/ 1st Sem.99 %*
CONSOLIDATED MET. GERDAU S.A.		(Without Açominas and Sipar)	
Gross revenue	2,980	1,588	*+ 87.7*
Net Income			
* Before taxes	272	169	*+ 60.9*
* Income tax/Social contribution	(57)	6	-
* Final Net Income	215	175	*+ 22.9*
MET. GERDAU S.A.			
Net Income			
* Before taxes	120	98	*+ 22.4*
* Income tax/Social contribution	(5)	2	-
* Final Net Income	115	100	*+ 15.0*
GERDAU S.A.			
Gross revenue	1,707	1,236	*+ 38.1*
Net Income			
* Before taxes	238	151	*+ 57.6*
* Income tax/Social contribution	(30)	20	-
* Final Net Income	208	171	*+ 21.6*

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

REGISTRATION WITHIN *CVM* DOESN'T IMPLY ANY EVALUATION ABOUT THE COMPANY, AND ITS MANAGERS ARE RESPONSIBLE FOR THE TRUTHNESS OF THE INFORMATION RENDERED

01.02 – HEADQUARTERS ADDRESS

01 - COMPLETE ADDRESS (STREET, NUMBER, ROOM NO.)					
AV. MARCOPOLO, 280					
2 - REGION OR DISTRICT	3 - ZIP CODE	4 - MUNICIPALITY	5 - STATE		
PLANALTO	95086-200	CAXIAS DO SUL	RS		
6 - AREA CODE	7 - TEL. NO.	8 - TEL. NO.	9 - TEL. NO.	10 - TELEX	11 - TELEFAX
054	209.4601				054-209.4010
15 – E-MAIL					
http:/www.maracopolo.com.br					

01.03 - EXECUTIVE OFFICER IN CHARGE OF RELATIONS WITH THE MARKET (BUSINESS MAILING ADDRESS)

1 - NAME		2 - COMPLETE ADDRESS (STREET, NUMBER., ROOM NO.			
Carlos Zignani		Av. Marcopolo, 280			
3 - REGION OR DISTRICT	4 - ZIP CODE	5 - MUNICIPALITY	6 - STATE		
Planalto	95086-200	Caxias do Sul	RS		
7 - AREA CODE	8 - TEL. NO.	9 - TEL. NO.	10 - TEL. NO.	11 - TELEX	12 - TELEFAX
054	209.4010				
16 – E-MAIL					
zignani@marcopolo.com.br					

01.04 – QUARTERLY INFORMATION REFERENCE

CURRENT FISCAL YEAR 1. BEGINNING	CURRENT FISCAL YEAR 2. END	CURRENT QUARTER 3 – 2nd	CURRENT QUARTER 4 - BEGINNING	CURRENT QUARTER 5 - END	LAST QUARTER 6. 1st	LAST QUARTER 7 - BEGINNING	LAST QUARTER 8 - END
01/01/2000	12/31/2000		04/01/2000	06/30/2000		[illegible]	03/31/2000
9. AUDITOR NAME/CORPORATE DENOMINATION KPMG Auditores Independentes		10. CVM CO[illegible] 004					

02 JUL 30 AM 9:27

01.05 - CURRENT COMPOSITION OF T

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

Number of Shares (000)	1 – CURRENT QUARTER 06/30/2000	2 – QUARTER BEFORE 03/31/2000	3 – SAME QUARTER YEAR BEFORE 06/30/1999
Paid in Capital			
1 – Common shares	38,491	38,491	38,491
2 – Preferred shares	43,583	43,583	43,583
3 – Total	82,074	82,074	82,074
Treasury Shares			
4 – Common shares	0	0	0
5 – Preferred shares	0	0	0
6 - Total	0	0	0

01.06 – COMPANY'S CHARACTERISTICS

1 – TYPE OF COMPANY Commercial, Industrial and Others
2 – TYPE OF SITUATION Operational
3 - SHAREHOLDING CONTROL NATURE Brazilian private
4 – ACTIVITY CODE 1120100 – Bus body
5 – MAIN ACTIVITY Bus body production
6 – TYPE OF CONSOLIDATED Total
7 – TYPE OF AUDITORS REPORT No remarked

01.07 - COMPANIES EXCLUDED OF THE CONSOLIDATED FINANCIAL STATEMENTS

ITEM	2. CGC	3. NAME
1		
2		

01.08 – CASH REVENUES DECIDED AND/OR PAID OVER AND AFTER THE QUARTER

1-ITEM	2-EVENT	3-APPROVAL	4-REVENUE	5-BEGINNING PAYMENT	6-TYPE OF SHARE	7-AMOUNT OF THE REVENUE PER SHARE

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

01.09 – SUBSCRIBED CORPORATE CAPITAL AND CHANGES OVER CURRENT FISCAL YEAR

1-ITEM	2-DATE OF CHANGE	3-AMOUNT OF THE CORP. CAPITAL (R$000)	4-AMOUNT OF CHANGE (R$000)	5-SOURCE OF CHANGE	7-NUMBER OF SHARES ISSUED (000)	8-SHARE'S PRICE OF ISSUANCE (R$)

01.10 - EXECUTIVE OFFICER IN CHARGE OF RELATIONS WITH THE MARKET

1. DATE	2. SIGNATURE

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

02.01 - BALANCE SHEET - ASSETS (THOUSAND *REAIS*)

1. CODE	2. DESCRIPTION	3. 06/30/2000	4. 03/31/2000
1	TOTAL ASSETS	359,751	361,605
1.01	CURRENT ASSETS	194,735	199,451
1.01.01	ALLOWANCES	77	615
1.01.02	CREDITS	101,985	91,451
1.01.02.01	CLIENTS	199,198	133,606
1.01.02.02	PROVISION FOR RISK CREDITS	(1,345)	(1,244)
1.01.01.03	EXCHANGE ADVANCES	(45,868)	(40,931)
1.01.03	INVENTORIES	39,853	34,735
1.01.03.01	FINISHED PRODUCTS	10,180	8,983
1.01.03.02	PRODUCTS IN PROCESS	4,184	3,603
1.01.03.03	RAW MATERIAL AND SUPPLEMENTARY MATERIAL	23,679	21,936
1.01.03.04	ADVANCE TO SUPPLIERS AND OTHERS	1,810	213
1.01.04	OTHERS	52,853	72,650
1.01.04.01	SECURITIES	21,797	44,959
1.01.04.02	DEBTORS IN VIRTUE OF AGREEMENT	3,892	3,875
1.01.04.03	OTHER CREDITS RECEIVABLE	4,039	1,723
1.01.04.04	TAX RETURNS	21,329	20,308
1.01.04.05	ADVANCES TO EMPLOYEES	1,756	1,785
1.02	LONG TERM ASSETS	35,145	31,206
1.02.01	CREDITS	0	0
1.02.02	CREDITS WITH RELATED COMPANIES	30,147	26,735
1.02.02.01	WITH AFFILIATED COMPANIES	0	0
1.02.02.02	WITH SUBSIDIARY COMPANIES	30,147	26,735
1.02.02.03	WITH OTHER RELATED COMPANIES	0	0
1.02.03	OTHERS	4,998	4,471
0.02.03.01	DEPOSITS IN COURT	2,455	2,451
1.02.03.02	DEFERRED TAXES AND CONTRIBUTIONS	2,306	1,999
1.02.03.03	OTHER ACCOUNTS RECEIVABLE	237	21
1.03	PERMANENT ASSETS	129,871	130,948
1.03.01	INVESTMENTS	74,173	76,326
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARY COMPANIES	73,799	75,952
1.03.01.03	OTHER INVESTMENTS	374	374
1.03.02	FIXED	54,802	53,891
1.03.02.01	LANDS CONSTRUCTIONS	7,235	7,275
1.03.02.02	BUILDINGS	31,875	32,053
1.03.02.03	MACHINES AND EQUIPMENT	53,021	52,321
1.03.02.04	INSTALLATIONS	26,489	26,037
1.03.02.05	FURNITURE AND FIXTURES	3,557	3,501
1.03.02.06	VEHICLES	1,658	1,658

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O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

1.03.02.07	DATA EQUIPMENT AND SYSTEMS	9,6899,148	8,367
1.03.02.08	OTHER FIXED ASSETS	1,333	1,322
1.03.02.09	FIXED IN PROCESS	2,524	2,297
1.03.02.10	ACCUMULATED DEPRECIATION	(82,038)	(80,940)
1.03.03	DEFERRED	896	731

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1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

02.02 –BALANCE SHEET - LIABILITIES (THOUSAND *REAIS*)

1. CODE	2. DESCRIPTION	3 – 06/30/2000	4 – 03/31/2000
2	TOTAL LIABILITIES	359,751	361,605
2.01	CURRENT LIABILITIES	93,382	100,360
2.01.01	LOANS AND FINANCING	20,961	40,126
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	19,775	20,217
2.01.04	TAXES AND SOCIAL CONTRIBUTIONS	3,943	4,311
2.01.05	PAYABLE DIVIDENDS	0	0
2.01.06	PROVISIONS	18,630	11,166
2.01.06.01	INCOME TAX LEGAL ENTITY	4,443	2,095
2.01.06.02	SOCIAL CONTRIBUTION	1,663	795
2.01.06.03	CHRISTMAS BONUS	2,763	1,290
2.01.06.04	*ANNUAL VACATION*	6,047	4,695
2.01.06.05	LABOR INDEMNITIES	1,738	1,865
2.01.06.06	OTHER BONUS	995	426
2.01.06.07	PAYABLE COMMISSION	981	0
2.01.07	DEBTS WITH RELATED COMPANIES	7,303	3,768
2.01.08	OTHERS	22,770	20,772
2.01.08.01	SALARIES AND WAGES	2,363	2,150
2.01.08.02	ADVANCES FOR CLIENTS	3,208	3,106
2.01.08.03	COMMISSIONER REPRESENTATIVE	3,789	4,739
2.01.08.04	INTEREST ON NET WORTH	0	0
2.01.08.05	ANTICIPATED GROSS BILLING	1,537	1,319
2.01.08.06	MANAGERS PARTICIPATION	0	0
2.01.08.07	OTHER ACCOUNTS PAYABLE	950	896
2.01.08.08	PAYABLE SERVICES	9,094	6,673
2.01.08.09	CREDITORS IN VIRTUE OF AGREEMENT	1,829	1,889
2.02	LONG TERM LIABILITIES	5,272	51,335
2.02.01	LOANS AND FINANCING	52,721	51,335
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	0	0
2.02.04	DEBTS WITH RELATED COMPANIES	0	0
2.02.05	OTHERS	0	0
2.03	FUTURE FISCAL PERIODS RESULTS	0	0
2.05	NET WORTH	213,648	209,910
2.05.01	PAID IN CORPORATE CAPITAL	130,000	130,000
2.05.02	CAPITAL RESERVES	1,445	1,445
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	SUBSIDIARY/AFFILIATED COMPANIES	0	0
2.05.04	EARNINGS RESERVES	73,064	73,064
2.05.04.01	LEGAL	0	0

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1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

2.05.04.02	STATUTORY	0	0
2.05.04.03	FOR CONTINGENCIES	0	0
2.05.04.04	OF NON CURRENT EARNINGS	73,064	73,064
2.05.04.05	EARNINGS RETENTION	0	0
2.05.04.06	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER EARNING RESERVES	0	0
2.05.04.07.1	RESERVE FOR INCREASE OF CORPORATE CAPITAL	0	0
2.05.04.07.2	FOR SHARES PURCHASE	0	0
2.05.04.07.3	FOR DIVIDENDS PAYMENT	0	0
2.05.05	ACCUMULATED LOSSES/EARNINGS	9,139	5,401

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1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

03.01 - QUARTER'S RESULT STATEMENT (THOUSAND *REAIS*)

1. CODE	2. DESCRIPTION	3. 04/01/2000 TO 06/30/2000	4. 01/01/2000 TO 06/30/2000	5. 04/01/1999 TO 06/30/1999	6 – 01/01/1999 TO 06/30/1999
3.01	GROSS SALE AND/OR SERVICES REVENUE	165,346	,297,863	85,169	171,940
3.02	GROSS REVENUE DEDUCTIONS	(21,363)	(38,628)	(11,297)	(20,235)
3.03	NET SALES AND/OR SERVICES REVENUE	143,983	259,235	73,872	151,705
3.04	COSTS OF GOODS SOLD AND SERVICES RENDERED	(117,678)	(210,803)	(61,154)	(115,944)
3.05	GROSS RESULT	26,305	48,432	12,718	(3,576)
3.06	OPERATIONAL EXPENSES / REVENUES	(18,982)	(32,762)	(11,229)	(28,109)
3.06.01	SALES	(10,115)	(19,006)	(6,527)	(13,227)
3.06.02	GENERAL AND ADMINISTRATIVE	(4,445)	(9,115)	(5,081)	(9,147)
3.06.02.01	GENERAL AND ADMINISTRATIVE EXPENSES	(3,948)	(8,122)	(4,600)	(8,185)
3.06.02.02	MANAGERS FEES	(497)	(993)	(481)	(962)
3.06.03.	FINANCIAL	(2,047)	(1,888)	903	(15,316)
3.06.03.01	FINANCIAL REVENUES	5,462	10,061	9,790	39,969
3.06.03.02	FINANCIAL EXPENSES	(7,509)	(11,949)	(8,887)	(55,285)
3.06.04	OTHER OPERATING REVENUES	450	450	49	304
3.06.05	OTHER OPERATING EXPENSES	(672)	(903)	(794)	(990)
3.06.06	EQUITY PICK UP	(2,153)	(2,300)	221	10,367

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1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

3.07	OPERATING RESULT	7,323	15,670	1,489	7,652
3.08	NON OPERATING RESULT	30	319	(168)	(167)
3.08.01	REVENUES	100	470	39	65
3.08.02	EXPENSES	(70)	(151)	(207)	(232)
3.09	RESULT BEFORE TAXATION AND PARTICIPATION	7,353	15,989	1,321	7,485
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(3,215)	(6,106)	0	0
3.11	DEFERRED INCOME TAX	307	354	(447)	225
3.12	STATUTORY PARTICIPATION AND CONTRIBUTION	(707)	(1,098)	(401)	(401)
3.12.01	PARTICIPATION	(707)	(1,098)	(401)	(401)
3.12.01.01	EMPLOYEES PARTICIPATION	(707)	(1,098)	(401)	(401)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF INTEREST ON NET WORTH	0	0	0	0
3.15	LOSS/EARNING OF THE PERIOD	3,738	9,137	473	7,309
	NUMBER OF SHARES – EX TREASURY (THOUSAND)	82,075	82,074	82,074	82,074
	PROFIT PER SHARE	0.04554	0.11135	0.00576	0.08905
	LOSS PER SHARE				

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1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

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01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

04.01 – EXPLANATORY NOTES

1. OPERATING ACTIVITIES

Company has as corporate purpose the manufacture, trade, import and export of buses, vehicles, bus bodies, agricultural and industrial machines. It may also participate in other companies.

2. PRESENTATION OF THE ACCOUNTING STATEMENTS

The accounting statements have been presented according to the Corporate Law (Law 6404/76), and amendments of Law 9.457/97. The accounting statements are disclosed according to corporate law in accordance to Instruction 248 of March 29, 1996, set forth by the Brazilian Securities Exchange Commission *(CVM-Comissão de Valores Mobiliários).*

3. MAIN ACCOUNTING PRACTICES

a) Securities - They are stated according to acquisition costs and revenues obtained up to the date of the accounting statements.

b) Credit risks provision - It's calculated based on the expected losses, according to individual analyses of the account receivable and considering historical losses. The amount of such provision is considered enough to cover eventual losses in the realization of credits.

c) Inventories -
They are stated according to the lower value between the acquisition and manufacturing average costs and the market value or net realization value.

d) Investments - Investments in controlled companies are evaluated according to the equity pick up method. The evaluation result has as counterpart an operational result account. Foreseen dividends receivable are classified under the "current asset" title. The premium incurred in the

acquisition of investments is amortized by their future profitability expectation term. Other investments are stated by the acquisition costs.

e) Investments abroad - Whenever the criteria to accrue the results in the accounting statements for the companies invested abroad differed from the accounting fundamental principles adopted in Brazil, the results were duly adjusted, considering the relevance of the information. The conversion of such accounting statements into national currency was effected, in respect to the *CVM* deliberation number 28/86.

f) Fixed assets - They are demonstrated according to the acquisition cost and respective revaluation, and restated (adjusted for inflation) up to December 1995 adjusted by the retained depreciation and amortization and by the provision for losses estimated in the assets recovery. Depreciation is calculated under the linear method over the cost acquisition or construction and revaluation, based on the rates determined due to the goods helpful life term. The amortization is calculated by the linear method over the acquisition cost.

g) Deferred – It's basically represented by expenses with researches and products development, which have been amortized by the future benefits expected terms, by the linear method.

h) Financial Institutions - Financing is up-dated according to the agreement indexes in force on June 30. Burdens are accounted based o the elapsed term.

i) Income tax and social contribution provision - Income tax and social contribution provision are calculated and accounted under rates in force over taxable profits.

4. CONSOLIDATED ACCOUNTING STATEMENTS

Consolidated accounting statements include accounting statements from Marcopolo S.A. and from its direct or indirect controlled companies, verified on June 30, 2000 and 1999, as follows:

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1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

CONSOLIDATED COMPANIES

Controlled companies	% Participation Direct	Indirect
Marcopolo Distribuidora de Peças Ltda.	99,999	0,001
Marcopolo Trading S.A.	99,997	0,003
MVC - Componentes Plásticos Ltda.	-	100,00
Polo Investimentos Ltda.	99,95	0,05
Dinaço Indústria e Comércio de Ferro e Aço Ltda.	-	100,00
Marcopolo International Corporation (1)	100,00	-
Ilmot International Corporation S.A. (1)	-	100,00
Marcopolo Indústria de Carroçarias S.A. (1)	-	100,00
Polo Serviços em Plásticos Ltda.	99,00	1,00
Marcopolo Latinoamérica S.A. (1)	99,143	0,857
Ciferal Comércio Indústria Participações S.A.	-	50,00
Polomex S.A. de C.V. (1)	99,98	0,02
Laureano S.A. (1)	-	100,00
Laureano Gonzales S.A. (1)	-	100,00

(1) Controlled company abroad.

Accounting practices adopted for the Consolidation of Marcopolo's companies

The following practices were used, among others, on the elaboration of the consolidated accounting statements:

a) Marcopolo S.A. and its subsidiaries, whose accounting statements are consolidated, adopt uniform practices for registration of transactions and evaluation of equity elements;

b) The balances of the equity accounts arising from transactions between consolidated companies are duly eliminated. The investments in subsidiaries are eliminated against the proportion of the net worth included in the consolidation for such companies;

c) Minority shareholders participation in subsidiaries companies is separated in the consolidated accounting statements presentation.

d) Elimination of non realized profits from the transactions between controlling company and the controlled ones.

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O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

5. SECURITIES

	Controlling company		Consolidated	
	06.30.00	03.31.00	06.30.00	03.31.00
BRAZILIAN CURRENCY				
Fixed income funds*	282	767	282	767
Certificate of inter-bank deposit*	21,515	22,232	29,657	35,012
FOREIGN CURRENCY				
Central Bank notes	-	21,960	-	21,960
Fixed income security	-	-	28,480	18,862
Variable income security	-	-	-	-
Others	-	-	-	-
	21,797	44,959	58,419	76,601

* Revenues limited to 99% of the Certificate of inter-bank deposit.

6. RELATED PARTIES

Balances and transactions with related parties are stated as per chart attached.

7. DEFERRED TAX AND CONTRIBUTION

Marcopolo recognizes the deferred income tax and social contribution, if applicable, over temporary additions, effecting the calculus of such taxes in relation to provision for non-deductible expenses, by the date of the balance. Such amounts are represented, as follows:

	JUNE 30 2000	MARCH 31 2000
Income tax	1,632	1,406
Social contribution	674	593
	2,306	1,999

8. INVESTMENTS

	Controlling company	Consolidated

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

	06/30/00	03/31/00	06/30/00	03/31/00
In subsidiaries	73,798	75,951	-	-
Premium to be amortized	-	-	1,325	1,399
Other investments	375	375	472	610
	74,173	76,326	1,797	2,009

Investments in controlled companies are stated as per chart attached.

9. FINANCIAL INSTITUTIONS

Investments and financing:

	Controlling company			
	06/30/2000		03/31/2000	
	Current	Long term	Current	Long term
National currency				
Permanent asset				
FINAME	1,383	2,343	1,392	2,433
Foreign currency				
Working capital	14,331	-	28,981	-
Advances of exchange agreement	5,247	50,378	9,753	48,902
	20,961	52,721	40,126	51,335

	Consolidated			
	06/30/2000		03/31/2000	
	Current	Long term	Current	Long term
National currency				
Permanent asset				
FINAME	2,822	4,648	3,530	1,972
Working capital	8,984	5,546	6,606	8,514

Foreign currency				
Working capital	86,702	33,310	98,498	24,729
Advances of exchange agreement	5,247	50,378	9,753	48,902
	103,755	93,702	118,387	84,117

Financing in national currency shall be redeemed up to November 2003 and financing in foreign currency up to December 2003.The following burdens fall on such investments:

a) In national currency they are subject to interests of 6.5% per year, plus restatement calculated according to the *URTJ, TJLP AND UMBNDS* variation.

b) Working capital, in foreign currency, are subject to interests, which range from 2.6% to 6.0% per year plus the LIBOR variation and restatement and exchange up-dating based on the American dollar variation.

c) Advances of exchange agreements are subject to interests, which range from 6.3% to 9.9% per year and exchange up dating based on the American dollar variation.

Collateral signatures and chattel mortgage were presented in order to guarantee loans and financing.

10. CORPORATE CAPITAL

On June 30, 2000 and March 31, 2000 the corporate capital is composed of 38,490,512 bookkeeping common shares and 45,583,346 bookkeeping preferred shares, all with no per value. The Board of Directors may increase such corporate capital, independently of by laws amendment, up to 800,000,000 common shares and 1,200,000,000 preferred shares.

A distribution of obligatory minimal dividends is annually assured to the shareholders, correspondent to 25% of the net profit, restated according to the Corporate Law. The preferred shares are not entitled to vote, but they guarantee the following vantages and preferences:

a) preferred shareholders are entitled to the same rights of common shareholders, in terms of company's shares distribution, of split-up or incorporation of corporate capital reserves or assets revaluation;

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1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

b) preferred shareholders have preference, in the event of company liquidation, on the corporate capital return, up to the amount of own capital of this type of share. After that, common shareholders will be returned, in the same manner. The remaining balance will be distributed in equal parts among other preferred or common shares;

c) additional of 10% in the dividends.

11. CONCILIATION OF NET WORTH AND NET PROFIT OVER FISCAL PERIOD - CONTROLLING AND CONSOLIDATED

	JUNE 30, 2000		MARCH 31, 2000	
	Net Worth	Net Profit over Period	Net Worth	Net Profit over Period
Balances controlling company	213,648	9,139	209,910	5,401
Non-realized profits, arising from transactions with controlled companies	(3,783)	(1,910)	(2,226)	(352)
Tax effect	1,050	768	696	413
Balances - consolidated	210,915	7,997	208,380	5,462

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1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

12. CONCILIATION OF INCOME TAX AND SOCIAL CONTRIBUTION RESULTS

	JUNE 30/2000	
	Controlling	Consolidated
Profit before income tax and social contribution	14,891	11,986
Rate applicable	34%	34%
Iincome tax and social contribution over rate applicable	5,063	4,075
Permanent additions	689	1,505
Permanent exclusions	-	-
Income tax and social contribution recorded in the result	5,752	5,862
Effective rate	38.63%	48.91

13. FINANCIAL INSTRUMENTS

The amounts recognized or estimated from the financial instruments on June 30 and March 31, 2000 registered in equity accounts, do not preset market amounts significantly different from the ones recognized by the accounting statements.

Marcopolo had realized future market transactions in order to assure part of the liabilities from loans and financing in foreign currency. On June 30, the hedged net amount corresponds to R$ 20,958 and the loss resultant from such transactions, in the amount of R$ 1,541 was registered under financial expenses account.

Attachment related to Explanatory Note 8

INVESTMENTS IN CONTROLLED COMPANIES

	Marcopolo Distribuidora de Peças Ltda.	Marcopolo Trading S.A.	Marcopolo Latinoamérica S.A. (1)	Polo Investimentos Ltda. (2)	Polo Serviços em Plásticos Ltda.	Polomex S.A. (1)	Marcopolo International Corporation (1)	2000	1999
Information about investments									
Corporate capital	4,000	1,000	9,156	48,840	500	9	89		
Restated net worth	3745	3346	1276	50058	730	730	16232		
Shares or quotas hold	1	3,450,103	13,860	1	1	50,000	50,000		
Participation %	99,999	99,997	99,999	99,500	99,000	99,980	100,00		

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1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

Profit/loss over the fiscal year	(506)	54	(1,498)	(1,996)	8	650	1,322		
Changes on investments									
Initial balances									
By the equity value	3,986	3,273	2,655	50,588	688	77	14,831	76,098	43,045
Additions	-	-	-	-	-	-	-	-	46,850
Dividends distributed	-	-	-	-	-	-	-	-	(29)
Investments sold	-	-	-	-	-	-	-	-	(21,631)
Equity pick up result	(504)	53	(1,468)	(1,996)	8	194	1,413	(2,300)	7,864
Final balances									
By the equity value	3,482	3,326	1,187	48,592	696	271	16,244	73,798	76,098

(1) Controlled company abroad
(2) During 1999 Marcopolo had acquired 50% of the corporate capital of Ciferal Comércio, Indústria e Participações S.A., through Polo Investments Ltda., being presented a premium of R$ 1,472. Such premium was founded in future profitability and must be amortized in five years.

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1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

Attachement related to Explanatory Note 6

RELATED PARTIES

	Marcopolo Distribuidora de Peças Ltda.	Marcopolo Trading S.A.	MVC Componentes Plásticos Ltda.	Ilmot International Corporation S.A.	Polo Iinvestimentos Ltda.	Dinaço Indústria e Comércio de Ferro e Aço Ltda.	Marcopolo Indústria de Carroçarias S.A.	Polo Serviços em Plásticos Ltda.	Marcopolo International Corporation	Polomex S.A. de C.V.	Ciferal Indústria, Comércio e Participações S.A.	Marcopolo Latinoamérica S.A.	30 junho 2000
Balance of Assets(Liabilities) from loan and checking account	156	(1.647)	1.152	300	120	(5.594)	-	(62)	17.008	526	10.614	271	22.844
Accounts receivable – sales	3	-	23	-	-	157	-	-	-	-	-	-	183
Accounts payable – purchases	211	-	17	12.813	-	57	22	-	2.418	947	5.092	94	21.671
Purchase of products and services	1.361	-	3.361	-	-	3.975	-	3.769	-	-	191	-	12.657
Sale of products and services	413	1	56	39.291	-	229	44	-	9.001	1.154	10.296	2.151	62.636
Financial expenses	-	156	164	-	127	196	-	3	3	-	-	-	619
Financial revenues	*15*	-	*94*	*13*	*14*	-	-	*1*	*711*	*32*	*770*	*5*	*1.655*

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05.01. COMPANY PERFORMANCE OVER THE QUARTER

SECTOR PERFORMANCE

All over the second quarter, a tendency of recovery of the economic activities and of growth of employment levels has persisted in almost every Brazilian economy sectors.
In the majority of the sectors, the continuation of cyclic recuperation was confirmed, which had begun as of the second quarter of 1999, with a growth in the production, as well as in the industrial and commercial activities, a drop in the interests rates, a more stable exchange policy, a decrease in the inflation levels, and with public accounts presenting positive results. As a result of a major economic stability, as well as of the businesses expansion as a whole, the Brazilian bus bodies industry was also benefited, presenting a growth rate significantly superior to the average of the other sectors. The recovery process was very positive, both in comparison to the first quarter (1Q00) and in comparison to identical period in the fiscal year before. The total production of the several bus bodies models had reached 4,345 units, a volume 27.2 superior to the 3,417 produced in the 1Q00 and 74.0% superior to the 2,497 produced in the 2Q99.

According to *FABUS* information, the 2Q00 production, in comparison to the 2Q99 had presented a growth of 106.2% in the *intercity* buses sector; the *urban* models sector had a improvement of 46.1% and, the *micro buses* sector had registered an expansion of 163.3%

In relation to the destination markets, 78.1% of the production was traded in the domestic market over the 2Q00 and 21.9% was exported. In comparison to the 2Q99, the domestic market demand had grown 55.4% and the foreign market 203.2%.

The retained production over the first six months had reached 7,762 units, representing a growth of 42.2% in comparison to same period of 1999. Such fact confirms the purchases recovery forecasts. The results from efforts aiming to increase the exports to new markets justify the optimist expectations and the confidence in a good future, with gradual and consistent production expansion, as of the current fiscal year. The bus bodies sector's growth rate shall, therefore, present a much superior level to the 3.5% foreseen for the PIB growth, in 2000.

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BRAZILIAN BUS BODY PRODUCTION – 2ND QUARTER

	2nd quarter			Accumulated January to June		
Models	2000	1999	1998	2000	1999	1998
Intercity buses	1,392	675	1,136	2,498	1,254	2,307
Urban buses	2,300	1,574	3,675	4,027	3,696	6,458
Micro buses	653	248	287	1,237	509	798
TOTAL	4,345	2,497	5,098	7,762	5,459	9,563

Research Source: FABUS

MARCOPOLO performance

Production

In the 2Q00 Marcopolo's consolidated production (Ciferal included) had reached 2,068 units, which means a growth of 78.1% over same period in 1999. In the half-year from January to June 2000, the production of 3,842 units was 67.5% superior to the production verified in same period in the year before, and 1.0% over the production of the first half-year of 1998. Therefore, such period was considered one of the best period for the bus bodies industry.

MARCOPOLO'S BUS BODIES PRODUCTION (consolidated information)

Models	2nd quarter			Accumulated Jan to June		
	2000	1999	1998	2000	1999	1998
Intercity buses	**630**	**291**	**650**	**1,251**	**550**	**1,297**
Urban buses	**1,086**	**646**	**1,162**	**1,992**	**1,350**	**2,049**
Micro buses	**352**	**224**	**206**	**599**	**394**	**457**
TOTAL	**2,068**	**1,161**	**2,018**	**3,842**	**2,294**	**3,808**

Source: FABUS

Notes:
(1)Information is exclusively referred to production in Brazil (Marcopolo and Ciferal) and do not include *Volare* Micro Bus.
(2) Ciferal production information are included on Marcopolo's production information only as from July 1st, 1999. In the 2Q 00 Ciferal had produced 385 urban units, accumulated production in the 1st half-year of 2000 had reached 707 units, against 258 untis in identical period in the year before.

Market Share

Marcopolo's market share had continued growing over the 2Q00. The chart above shows the performance consistency, which is confirmed by the retained production numbers over the first six months from the last three years. The information also confirms Marcopolo absolute leadership, due to the constant growth in the market share, which had reached 39.8% in 1998, had increased to 42.0% in 1999 and had achieved 49.5% in the first six months of 2000. The acceptance and preference of the national and foreign clients arise from the ample mix of models offered by the company, and their modern design, mechanic resistance and quality, associated with the Marcopolo trademark, that grants a re-sale high value and, further, allied to the guarantee, represented by the after-sale services, of technical assistance and availability of pieces for replacement. Said factors were decisive for the increase in market share, granting to the company the production leadership of all models demanded by the market.

MARCOPOLO MARKET SHARE IN THE MARKET (%) - Consolidated information

Models	2nd quarter			Accumulated Jan to June		
	2000	1999	1998	2000	1999	1998
Intercity buses	**45.3**	**43.1**	**57.2**	**50.0**	**43.8**	**56.2**
Urban buses	**47.2**	**41.0**	**31.6**	**49.7**	**36.5**	**31.7**
Micro buses	**53.9**	**90.3**	**71.8**	**48.4**	**77.4**	**57.3**
TOTAL	**47.6**	**46.5**	**39.6**	**49.5**	**42.0**	**39.8**

Source: FABUS

Revenues and Results

- Quarterly information

The major number of units traded, a most favorable mix, as well as a growth in the demand for the new products offered by Marcopolo, together with the increase of the exports to specific markets abroad had caused a significant growth in the controlling company's net revenue, which had reached R$ 143.9 million in the 1Q00, that represents an surpass of 94.9% over the R$ 73.9 million reached in same period in the year before. The gross margin was of 18.3% against 17.2% in the 2Q99. Increases in the costs of raw materials as of the real devaluation, not neutralized by intern measures or equalized by the products prices, had prevented a greater gross profit growth. On the other hand, the permanent effort in the expenses and managerial control, limited said expenses to 10.5% of the net revenue against 16.4% in identical period of the fiscal year before. The operational result also presented a positive evolution: The *EBIT* result, detaching the financial results and the equity pick-up effects, was of R$ 11.5 million, against R$ 365 thousand in the year before. The *EBIT* margin had an improvement of 0.5% over that period, against 8.0% in 2000.

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In the 1Q00, the **consolidated net revenue** had reached R$ 224.7 million, a growth of 147% in relation to the R$ 90.7 million of same period in the year before. The quarter net revenue was of R$ 2.5 million, against R$ 473 thousand in 1999.

- Half year information

The controlling company net revenue, in the first quarter of 2000, had reached R$ 259.2 million, that is to say, 70.8% superior to the R$ 151.7 million accounted in the same period of the fiscal year before. The net result, before equity pick up results, was of R$ 11.4 million, against a loss of R$ 3.1 million in 1999.

The net consolidated revenue had reached R$ 369.9 million in the first six years, against R$ 187 million of the first quarter of 1999, which means a growth of R$ 182.9 million or 97.8%. The net result had reached R$ 8.0 million against 7.3 million in 1999.

Exports revenue

Thousand US dollars

2nd quarter 2000			**1st half year**		
2000	**1999**	**1998**	**2000**	**1999**	**1998**
27,500	10,524	25,756	55,100	34,159	51,708

Controlled companies

The results improvement programs implemented over 1999 in Dinaço, MVC and Marcopolo Portugal operating units have been presenting good responses, making such units present positive results all over 2000. Polomex, whose industrial and commercial operations were initiated in January 2000, surpassed its equilibrium point and also presented retained profits after the six months of the current year.

On the other hand, Ciferal, which as of its association with Marcopolo, had experimented a deep restructuring process in the industrial, commercial and managerial sectors, had not presented the expected results yet. This unit performance was mainly damaged by the three following factors: although the volume produced by this unit over the half year was 4.5% higher than the identical period of the year before, allied to the strong urban bus bodies prices competition, which constitutes its main product, had not allowed that the operational equilibrium point was reached. Additionally, the des-capitalization process faced during the last years, which was not completely remedied yet, obliged such unit to use third parties resources, making financial expenses come up, that

significantly contributed for a loss over the 2Q00 and which in the retained over the half year represented approximately R$ 8.0 million. From said amount, a little more than R$ 4.0 million were accounted by Marcopolo's consolidated results.

Latinoamerica and Laureano S.A. Marcopolo units, located in Argentina, had conferred a performance strongly influenced by the recession that affects the Argentinean economy. In the 1Q00, these units revenue were respectively 44.0% and 60.0% lower than the revenues reached over identical period in 1999. For both companies, the management implemented appropriate measures, which, however, had not avoided the negative results of R$ 1.5 million and R$ 2.0 million respectively in the 1Q00, fully reflected in the Marcopolo's consolidated results.

CONSOLIDATED CASH FLOW

(As per corporate law - in thousand reais)

	2ND QUARTER 2000	1ST HALF-YEAR 2000
Net profit over the period	2,535	7,997
Non-cash Expenses and (revenues)		
- Fixed assets depreciation, amortization and writ-off	2,686	6,983
- Risk credits provision	121	121
- Minority Shareholders	(2,685)	(4,033)
Gross cash generation	2,657	11,068
Variation on working capital	(24,521)	(64,130)
Operational activity net cash	(21,863)	(53,062)
Investment activities		
- Fixed acquisitions	(5,013)	(10,485)
Financing activities		
- Loans Redeem with controlled companies		(219)
- Bank loans	4,544	6,024
Increase (Decrease) of cash balance and financial investments	(22,333)	(57,742)
Cash in the beginning of period	92,079	127,489
Cash in the end of period	69,746	69,746

INVESTMENTS

The investments in the controlling company's fixed assets had reached R$ 3.9 million over the 2Q00 and totaled R$ 6.1 million over the 1st half year of 2000. Investments of R$ 1.1 million were made in the controlled companies over the 2Q00 and R$ 4.4 million in the first half year of 2000. Therefore, the total amount invested by Marcopolo during the first half year of 2000 totaled R$ 10.5 million and resulted mainly from the purchase of production machinery, equipment and tools.

MARCOPOLO IN SOUTH AFRICA

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As of June Marcopolo had initiated the assemblage, in South Africa, of the *Torino* urban intercity bus. Said operation, in partnership with Scania South Africa Pty. Ltd., is effected in the industrial installations located in Pietersburg City. Marcopolo enters with the technology and industrial management and Scania enters with the installations and industrial infrastructure. In the first phase of said project, which shall last for a 15 months period, the Caxias do Sul units shall send approximately 340 units, through CKD system, for final assemblage in said country. The operation involves an amount of approximately US$ 12 million.

NEW PRODUCTS

In the Automotive Technology International Fair - TRANSTEC - held between May 22 and 25 in Caxias do Sul (RS), Marcopolo promoted the release of its successful new microbus model *Senior 2000.* Completely restyled, it obeys the last world tendencies and incorporates several technological and design innovations.

In same Fair, new models were also introduced, increasing, consequently, the variety of familiar options of the *VOLARE* microbus. The version A6 was developed for urban jitney vehicles. The version A8 was developed in order to support the demand of vehicles with capacity to transport greater number of passengers in more severe driving conditions roads.

NEW GENERATION OF MARCOPOLO BUSES

Marcopolo shall be releasing, in August, the new Generation 6 of intercity buses, in substitution to the successful Generation V, which had produced 43,000 units, currently located in Brazil and 50 countries more. The new vehicles incorporate manufacturing and assemblage modern technology, and innovate as soon as they were developed respecting all the most exigent International standards. During the 24 months, the company's projectors as well as the engineers have been working towards the new *Paradiso and Viaggio* releases, which involve R$ 8 million in research and development. As a result of such work, Marcopolo shall introduce to the market six new buses models: *Paradiso 1200, Paradiso 1350, Paradiso 1550 Low Driver, Paradiso 1800 Double Decker, Viaggio 900* and *Viaggio 1050.*

PRIZES

Marcopolo, on June 1st, 2000, had received the "RS Quality Prize" bronze trophy, competing in the *Gaúcho* Quality Program.

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06.01– CONSOLIDATED BALANCE SHEET - ASSETS (THOUSAND *REAIS*)

1. CODE	2. DESCRIPTION	3 – 06/30/2000	4 – 03/31/2000
1	TOTAL ASSETS	528,352	522,805
1.01	CURRENT ASSETS	384,238	382,683
1.01.01	ALLOWANCES	11,329	15,478
1.01.02	CREDITS	165,452	165,101
1.01.02.01	CLIENTS	215,953	207,541
1.01.02.02	PROVISION FOR RISK CREDITS	(4,634)	(1,509)
1.01.01.03	EXCHANGE ADVANCES	(45,867)	(40,931)
1.01.03	INVENTORIES	78,041	75,022
1.01.03.01	FINISHED PRODUCTS	18,497	10,151
1.01.03.02	PRODUCTS IN PROCESS	7,901	7,393
1.01.03.03	RAW MATERIAL AND SUPPLEMENTARY MATERIAL	38,649	63,485
1.01.03.04	MERCHANDISE	9,644	11,669
1.01.03.05	ADVANCE TO SUPPLIERS AND OTHERS	3,350	2,324
1.01.04	OTHERS	129,416	127,082
1.01.04.01	SECURITIES	58,419	76,601
1.01.04.02	OTHER CREDITS RECEIVABLE	7,653	9,879
1.01.04.03	TAX RETURNS	38,074	30,045
1.01.04.04	DEBTORS IN VIRTUE OF AGREEMENT	23,325	8,632
1.01.04.05	ADVANCES TO EMPLOYEES	1,945	1,925
1.02	LONG TERM ASSETS	7,136	7,334
1.02.01	*CREDITS*	*0*	0
1.02.02	CREDITS WITH RELATED COMPANIES	1,679	1,679
1.02.02.01	WITH AFFILIATED COMPANIES	1,679	1,679
1.02.02.02	WITH SUBSIDIARY COMPANIES	0	0
1.02.02.03	WITH OTHER RELATED COMPANIES	0	0
1.02.03	OTHERS	5,457	5,655
1.02.03.01	DEFERRED TAXES AND CONTRIBUTIONS	2,306	1,999
1.02.03.02	DEPOSITS IN COURT	2,505	2,501
1.02.03.03	RECOVERABLE TAXES	0	0
1.02.03.04	OTHER ACCOUNTS RECEIVABLE	646	1,155
1.03	PERMANENT ASSETS	136,978	132,788
1.03.01	INVESTMENTS	1,797	2,009
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARY COMPANIES	0	0
1.03.01.03	OTHER INVESTMENTS	1,797	2,009
1.03.02	FIXED	126,173	121,945
1.03.02.01	LANDS CONSTRUCTIONS	14,009	13,884
1.03.02.02	BUILDINGS	62,096	60,174
1.03.02.03	MACHINES AND EQUIPMENT	91,878	89,871
1.03.02.04	INSTALLATIONS	30,184	30,406
1.03.02.05	FURNITURE AND FIXTURES	6,719	6,706
1.03.02.06	VEHICLES	2,915	2,915
1.03.02.07	DATA EQUIPMENT AND SYSTEMS	9,792	8,997
1.03.02.08	OTHER FIXED ASSETS	10,343	10,045
1.03.02.09	FIXED IN PROCESS	4,274	3,541
1.03.02.10	ACCUMULATED DEPRECIATION	(106,037)	(104,562)
1.03.03	DEFERRED	9,008	8,834

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06.02 –CONSOLIDATED BALANCE SHEET - LIABILITIES (THOUSAND *REAIS*)

1. CODE	2. DESCRIPTION	3 – 06/30/2000	4 – 03/31/2000
2	TOTAL LIABILITIES	528,352	522,805
2.01	CURRENT LIABILITIES	221,437	233,299
2.01.01	LOANS AND FINANCING	103,755	118,387
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	39,765	58,118
2.01.04	TAXES AND SOCIAL CONTRIBUTIONS	15,597	9,713
2.01.05	PAYABLE DIVIDENDS	0	0
2.01.06	PROVISIONS	21,050	13,643
2.01.06.01	INCOME TAX LEGAL ENTITY	4,970	2,294
2.01.06.02	SOCIAL CONTRIBUTION	1,840	810
2.01.06.03	CHRISTMAS BONUS	3,754	1,698
2.01.06.04	ANNUAL VACATION	8,264	6,474
2.01.06.05	LABOR INDEMNITIES	2,222	2,327
2.01.06.06	OTHER BONUS	0	0
2.01.07	DEBTS WITH RELATED COMPANIES	0	0
2.01.08	OTHERS	41,470	33,438
2.01.08.01	SALARIES AND WAGES	71,990	3,660
2.01.08.02	ADVANCES FOR CLIENTS	5,310	5,272
2.01.08.03	COMMISSIONER REPRESENTATIVE	4,123	4,789
2.01.08.04	INTEREST ON NET WORTH	1,066	1,432
2.01.08.05	ANTICIPATED GROSS BILLING	0	0
2.01.08.06	MANAGERS PARTICIPATION	0	0
2.01.08.07	OTHER ACCOUNTS PAYABLE	3,899	3,352
2.01.08.08	PAYABLE SERVICES	9,094	6,673
2.01.08.09	CREDITORS IN VIRTUE OF AGREEMENT	10,779	8,260
2.02	LONG TERM LIABILITIES	103,294	85,736
2.02.01	LOANS AND FINANCING	93,702	84,117
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	1651	1,498
2.02.03.01	CONTINGENCIES PROVISIONS	1,651	1,498
2.02.04	DEBTS WITH RELATED COMPANIES	0	0
2.02.05	OTHERS	7,941	121
2.02.05.01	PAYABLE SECURITIES	7,824	0
2.02.05.02	OTHER ACCOUNTS PAYABLE	117	121
2.03	FUTURE FISCAL PERIODS RESULTS	0	0
2.04	MINORITY PARTICIPATION	(7,294)	(4,610)
2.05	NET WORTH	210,915	208,380
2.05.01	PAID IN CORPORATE CAPITAL	130,000	130,000
2.05.02	CAPITAL RESERVES	1,445	1,445
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	SUBSIDIARY/AFFILIATED COMPANIES	0	0
2.05.04	EARNINGS RESERVES	71,473	71,473
2.05.04.01	LEGAL	0	0
2.05.04.02	STATUTORY	0	0
2.05.04.03	FOR CONTINGENCIES	0	0

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2.05.04.04	OF NON CURRENT EARNINGS	71,473	71,473
2.05.04.05	EARNINGS RETENTION	0	0
2.05.04.06	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER EARNING RESERVES	0	0
2.05.05	ACCUMULATED LOSSES/EARNINGS	7,997	5,462

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08.01 –CONSOLIDATED RESULT STATEMENT (THOUSAND *REAIS*)

1. CODE	2. DESCRIPTION	3. 04/01/2000 TO 06/30/2000	4. 01/01/2000 TO 06/30/2000	5. 04/01/1999 TO 06/30/1999	6 – 01/01/1999 T 06/30/1999
3.01	GROSS SALE AND/OR SERVICES REVENUE	253,902	422,248	105,749	214,936
3.02	GROSS REVENUE DEDUCTIONS	(29,205)	(52,381)	(15,037)	(27,967)
3.03	NET SALES AND/OR SERVICES REVENUE	224,697	369,867	90,712	186,969
3.04	COSTS OF GOODS SOLD AND SERVICES RENDERED	(189,679)	(303,494) 66,373	(74,647)	(141,907)
3.05	GROSS RESULT	35,018	66,373	16,065	45,062
3.06	OPERATIONAL EXPENSES / REVENUES	(31,124)	(55,639)	(14,171)	(36,788)
3.06.01	SALES	(15,996)	(28,520)	(8,400)	(17,725)
3.06.02	GENERAL AND ADMINISTRATIVE	(9,759)	(18,159)	(7,567)	(14,089)
3.06.02.01	GENERAL AND ADMINISTRATIVE EXPENSES	(9,045)	(16,738)	(6,881)	(12,712)
3.06.02.02	MANAGERS FEES	(714)	(1,421)	(686)	(1,377)
3.06.03.	FINANCIAL	(6,289)	(8,096)	2,139	(9,344)
3.06.03.01	FINANCIAL REVENUES	10,029	16,697	12,325	49,000
3.06.03.02	FINANCIAL EXPENSES	(16,318)	(24,793)	(10,186)	(58,344)
3.06.04	OTHER OPERATING REVENUES	0	0	288	5004
3.06.05	OTHER OPERATING EXPENSES	920	(864)	(631)	(631)
3.06.06	EQUITY PICK UP	0	0	0	0
3.07	OPERATING RESULT	3,894	10,734	1,894	8,274
3.08	NON OPERATING RESULT	61	451	(18)	(29)
3.08.01	REVENUES	173	690	275	310
3.08.02	EXPENSES	(112)	(239)	(293)	(339)
3.09	RESULT BEFORE TAXATION AND PARTICIPATION	3,955	11,185	1,876	8,245
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(3,135)	(5,862)	(935)	(468)
3.11	DEFERRED INCOME TAX	(47)	0	0	0
3.12	STATUTORY PARTICIPATION AND CONTRIBUTION	(840)	(1,357)	(468)	(468)
3.12.01	PARTICIPATION	(840)	(1,357)	(468)	(468)
3.12.01.01	MANAGERS PARTICIPATION	(840)	0	0	0
3.12.01.02	EMPLOYEES PARTICIPATION	0	(1,357)	(468)	(468)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF INTEREST ON NET WORTH	0	0	0	0
3.14	MINORITY PARTICIPATION	2,603	4,031	0	0
3.15	LOSS/EARNING OF THE PERIOD	2,536	7,997	473	7,305
	NUMBER OF SHARES – EX TREASURY (THOUSAND)	82,074	82,074	82,074	82,074
	PROFIT PER SHARE	0,03090	0,03090	0,00576	0,08905
	LOSS PER SHARE				

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08.01 – COMMENTS REGARDING CONSOLIDATED PERFORMANCE

Comments regarding consolidated performance is included in company's comments.

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COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

09.01 – COMMENTS REGARDING CONSOLIDATED PERFORMANCE

Comments regarding consolidated performance is included in company's comments.

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

11.01 – ORDERS/AGREEMENTS SETTLED

Company	**R$ 000**
1-Balance of orders/agreements executed by the end of current quarter	134,463
2 – Balance of Orders/Agreements executed by the end of same quarter in the previous fiscal year	89,894

Consolidated	**R$ 000**
1-Balance of orders/agreements executed by the end of current quarter	0
2 – Balance of Orders/Agreements executed by the end of same quarter in the previous fiscal year	0

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

12.01- COMMENTARY ABOUT THE BEHAVIOR OF THE COMPANY'S PROJECTIONS

The controlling company's net revenue has reached, up to June 30, 2000, the amount of R$ 259,235 thousand and consolidated had reached the amount of R$ 369,867 thousand.

Based on the quarter's performance and expectation for 2000, and taking into account the volumes ordered and businesses in process, Marcopolo is estimating to reach, over the fiscal year, a consolidated net revenue to R$ 650 million for this fiscal year.

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

13.01- COMPANY'S PROJECTIONS

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

15.01- INVESTMENT PROJECTS

During this quarter, approximately R$ 3,946 thousand was invested, in the controlling company and R$ 5,013 in the consolidated mainly in machinery, equipment and tools.

The investments are usually made with own and third parties resources – financing, Finame.

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

16.01- OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

1) MAIN SHAREHOLDERS

On June 30, 2000 (thousand shares):

SHAREHOLDERS	COMMON SHARES		PREFERRED SHARES		TOTAL	
	NUMBER	%	NUMBER	%	NUMBER	%
Controlling companies (item 4)	23,509	61,08	6,273	14,39	29,782	36,29
Fund. Banco Central – CENTRUS	6,490	16,86	4,027	9,24	10,517	12,81
Fundo Bradesco Templeton	4,811	12,50	3,027	6,94	7,838	9,55
Fundação Marcopolo	1,548	4,02	748	1,72	2,296	2,80
BANESPREV – Fundo Banespa	1,360	3,53	985	2,26	2,345	2,86
Caixa Prev. Banco Brasil - PREVI		0,00	3,777	8,67	3,777	4,60
Fundação CESP		0,00	2,697	6,19	2,697	3,29
Fund. Econ. Federais – FUNCEP		0,00	3,354	7,70	3,354	4,09
Funds and Foundations - Others		0,00	886	2,03	886	1,08
Marcoprev Soc. Prev. Privada		0,00	169	0,39	169	0,21
Shareholders abroad	1	0,00	11,856	27,20	11,857	14,45
Others-market	772	2,01	5,784	13,27	6,556	7,97
TOTAL	38,491	100,00	43,583	100,00	82,074	100,00
PROPORTION		46,90		53,10		100,00

3) SHAREHOLDING CONTROL

The directors Paulo Pedro Bellini, José Antônio Fernandes Martins, Valter Antônio Gomes Pinto and Raul Tessari, according to shareholders agreement filed with CVM, hold the company's shareholding control, and they owe direct and indirectly, on June 06, 2000 61.08% of the voting capital.

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

17.01-SPECIAL REVIEW REPORT-NO REMARK

To the
Board of Directors and Shareholders of
Marcopolo S.A.

1. We effected a special review of the Quarterly information (*ITR-Informações Trimestrais*) of **MARCOPOLO S.A.**, related to the quarter ended on June 30, 2000, including the equity balance, the result statement, the performance report and the relevant information, prepared according to the Brazilian corporate law.

2. Our review was effected in accordance with the specific rules established by the *Instituto Brasileiro de Contadores (IBRACON)* (Accountants Brazilian Institute), together with the Federal Accounting Advise. Such review consisted, mainly, of (a) questions and discussions with the managers, responsible for the Company's accounting, financing and operating areas, referred to the main criteria adopted in the elaboration of the Quarterly information and (b) review of the information and of the subsequent events which have or may come to have effects over the financing situation and in the Company's transactions.

3. Based on our special review, we don't have knowledge of any relevant modification which must be made on the Quarterly information referred above in order to maintain it in accordance with the rules sent by *Comissao de Valores Mobiliarios - CVM* [Brazilian Securities and Exchange Commission], specially the ones applicable to the elaboration of the quarterly obligatory information.

4. We examined the equity balance, on March 31, 2000, presented with comparative purposes, as per opinion, with no remarks, dated on April 28, 2000. We reviewed also the result statement for the quarter ended on June 30, 1999, presented for comparative purposes, as per opinion, with no remarks, and issued on August 6, 1999.

5. Our special review was effected with purposes of a issuance of a review report regarding quarterly information referred above (basic quarterly information). Marcopolo´s and controlled companies consolidated quarterly information referred to quarter ended on June 30, 2000, elaborated under its respective management liability, are presented with suplementary inforamtion purposes, in order to assure an additional analysis and are not required as part of basic quarterly inforamtin. Said consolidated quarterly information were submitted to same special review proceedings applied for the basic quarterly information review and we have no information regarding any relevant modification that shall be made in respect to basicl quarterly information considered as a whole.

6. We had examined consolidated quarterly information on March 31, 2000, presented with comparative purposes, as per report with no remark, issued on April 28, 2000 and consolidated quarterly information

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

referred to quarter ended on June 30, 1999, presented with comparative purposes, were not reviewed by independent auditors.

July 31, 2000.

KPMG Auditores Independentes
CRC 2SP014428/O-6 "S"RS

Wladimir Omiechuk
Accountant CRC RS–041241/O-2

[Free Translation]

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

[Free Translation]

Marcopolo S.A.
File No. 82-4310

01 FEB 26 AM 9:30

(3)

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

REGISTRATION WITHIN CVM DOESN'T IMPLY ANY EVALUATION ABOUT THE COMPANY, AND ITS MANAGERS ARE RESPONSIBLE FOR THE TRUTHNESS OF THE INFORMATION RENDERED

01.02 – HEADQUARTERS ADDRESS

01 - COMPLETE ADDRESS (STREET, NUMBER, ROOM NO.)			
AV. MARCOPOLO, 280			
2 - REGION OR DISTRICT	3 - ZIP CODE	4 - MUNICIPALITY	5 - STATE
PLANALTO	95086-200	CAXIAS DO SUL	RS

6 - AREA CODE	7 - TEL. NO.	8 - TEL. NO.	9 - TEL. NO.	10 - TELEX	11 - TELEFAX
054	209.4601				054-209.4010

15 – E-MAIL
http:/www.maracopolo.com.br

01.03 - EXECUTIVE OFFICER IN CHARGE OF RELATIONS WITH THE MARKET (BUSINESS MAILING ADDRESS)

1 - NAME	2 - COMPLETE ADDRESS (STREET, NUMBER., ROOM NO.
Carlos Zignani	Av. Marcopolo, 280

3 - REGION OR DISTRICT	4 - ZIP CODE	5 - MUNICIPALITY	6 - STATE
Planalto	95086-200	Caxias do Sul	RS

7 - AREA CODE	8 - TEL. NO.	9 - TEL. NO.	10 - TEL. NO.	11 - TELEX	12 - TELEFAX
054	209.4010				

16 – E-MAIL
zignani@marcopolo.com.br

01.04 – QUARTERLY INFORMATION REFERENCE

CURRENT FISCAL YEAR 1. BEGINNING 01/01/2000	CURRENT FISCAL YEAR 2. END 12/31/2000	CURRENT QUARTER 3 – 3rd	CURRENT QUARTER 4 - BEGINNING	CURRENT QUARTER 5 - END [illegible]	LAST QUARTER 6. 2nd	LAST QUARTER [illegible] IG)	LAST QUARTER 8 - END 06/30/2000
9. AUDITOR NAME/CORPORATE DENOMINATION KPMG Auditores Independentes							

02 JUL 30 AM 9:27

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

01.05 - CURRENT COMPOSITION OF THE CORPORATE CAPITAL

Number of Shares (000)	1 – CURRENT QUARTER 09/30/2000	2 – QUARTER BEFORE 06/30/2000	3 – SAME QUARTER YEAR BEFORE 09/30/1999
Paid in Capital			
1 – Common shares	38,491	38,491	38,491
2 – Preferred shares	43,583	43,583	43,583
3 – Total	82,074	82,074	82,074
Treasury Shares			
4 – Common shares	0	0	0
5 – Preferred shares	0	0	0
6 - Total	0	0	0

01.06 – COMPANY'S CHARACTERISTICS

1 – TYPE OF COMPANY Commercial, Industrial and Others
2 – TYPE OF SITUATION Operational
3 - SHAREHOLDING CONTROL NATURE Brazilian private
4 – ACTIVITY CODE 1120100 – Bus body
5 – MAIN ACTIVITY Bus body production
6 – TYPE OF CONSOLIDATED Total
7 – TYPE OF AUDITORS REPORT No remarked

01.07 - COMPANIES EXCLUDED OF THE CONSOLIDATED FINANCIAL STATEMENTS

ITEM	2. CGC	3. NAME
1		
2		

01.08 – CASH REVENUES DECIDED AND/OR PAID OVER AND AFTER THE QUARTER

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

1-ITEM	2-EVENT	3-APPROVAL	4-REVENUE	5-BEGINNING PAYMENT	6-TYPE OF SHARE	7-AMOUNT OF THE REVENUE PER SHARE

01.09 – SUBSCRIBED CORPORATE CAPITAL AND CHANGES OVER CURRENT FISCAL YEAR

1-ITEM	2-DATE OF CHANGE	3-AMOUNT OF THE CORP. CAPITAL (R$000)	4-AMOUNT OF CHANGE (R$000)	5-SOURCE OF CHANGE	7-NUMBER OF SHARES ISSUED (000)	8-SHARE'S PRICE OF ISSUANCE (R$)

01.10 - EXECUTIVE OFFICER IN CHARGE OF RELATIONS WITH THE MARKET

1. DATE	2. SIGNATURE

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

02.01 - BALANCE SHEET - ASSETS (THOUSAND *REAIS*)

1. CODE	2. DESCRIPTION	3. 06/30/2000	4. 06/30/2000
1	TOTAL ASSETS	357,785	359,751
1.01	CURRENT ASSETS	181,561	194,735
1.01.01	ALLOWANCES	847	44
1.01.02	CREDITS	94,210	101,985
1.01.02.01	CLIENTS	142,022	149,198
1.01.02.02	PROVISION FOR RISK CREDITS	(1,374)	(1,345)
1.01.01.03	EXCHANGE ADVANCES	(46,438)	(45,868)
1.01.03	INVENTORIES	39,192	39,853
1.01.03.01	FINISHED PRODUCTS	9,395	10,180
1.01.03.02	PRODUCTS IN PROCESS	5,658	4,184
1.01.03.03	RAW MATERIAL AND SUPPLEMENTARY MATERIAL	22,154	23,679
1.01.03.04	ADVANCE TO SUPPLIERS AND OTHERS	1,985	1,810
1.01.04	OTHERS	47,312	52,853
1.01.04.01	SECURITIES	16,301	21,797
1.01.04.02	DEBTORS IN VIRTUE OF AGREEMENT	4,612	3,892
1.01.04.03	OTHER CREDITS RECEIVABLE	1,269	3,061
1.01.04.04	TAX RETURNS	20,567	21,329
1.01.04.05	ADVANCES TO EMPLOYEES	1,761	1,796
1.01.04.06	INVESTMENT OF RESOOURCES WITH EXPENSES	2,402	438
1.02	LONG TERM ASSETS	46,171	35,145
1.02.01	CREDITS	0	0
1.02.02	CREDITS WITH RELATED COMPANIES	41,460	30,147
1.02.02.01	WITH AFFILIATED COMPANIES	0	0
1.02.02.02	WITH SUBSIDIARY COMPANIES	41,460	30,147
1.02.02.03	WITH OTHER RELATED COMPANIES	0	0
1.02.03	OTHERS	4,711	4,998
0.02.03.01	DEPOSITS IN COURT	2,446	2,455
1.02.03.02	DEFERRED TAXES AND CONTRIBUTIONS	2,244	2,306
1.02.03.03	OTHER ACCOUNTS RECEIVABLE	21	237
1.03	PERMANENT ASSETS	130,053	129,871
1.03.01	INVESTMENTS	73,629	74,173
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARY COMPANIES	73,254	73,799
1.03.01.03	OTHER INVESTMENTS	375	374
1.03.02	FIXED	55,236	54,802
1.03.02.01	LANDS CONSTRUCTIONS	6,861	7,235
1.03.02.02	BUILDINGS	32,134	31,875

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

02.02 –BALANCE SHEET - LIABILITIES (THOUSAND *REAIS*)

1. CODE	2. DESCRIPTION	3 – 09/30/2000	4 – 06/30/2000
2	TOTAL LIABILITIES	357.785	359,751
2.01	CURRENT LIABILITIES	131.360	93,382
2.01.01	LOANS AND FINANCING	51..024	20,961
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	24.929	19,775
2.01.04	TAXES AND SOCIAL CONTRIBUTIONS	3.686	3,943
2.01.05	PAYABLE DIVIDENDS	0	0
2.01.06	PROVISIONS	22.889	18,630
2.01.06.01	INCOME TAX LEGAL ENTITY	5.507	4,443
2.01.06.02	SOCIAL CONTRIBUTION	2.058	1,663
2.01.06.03	CHRISTMAS BONUS	4.419	2,763
2.01.06.04	ANNUAL VACATION	7.460	6,047
2.01.06.05	LABOR INDEMNITIES	2.097	1,738
2.01.06.06	OTHER BONUS	53	995
2.01.06.07	PAYABLE COMMISSION	775	981
2.01.07	DEBTS WITH RELATED COMPANIES	4.672	7,303
2.01.08	OTHERS	24.160	22,770
2.01.08.01	SALARIES AND WAGES	2.250	2,363
2.01.08.02	ADVANCES FOR CLIENTS	5.964	3,208
2.01.08.03	COMMISSIONER REPRESENTATIVE	2.905	3,789
2.01.08.04	INTEREST ON NET WORTH	0	0
2.01.08.05	ANTICIPATED GROSS BILLING	2.031	1,537
2.01.08.06	MANAGERS PARTICIPATION	0	0
2.01.08.07	OTHER ACCOUNTS PAYABLE	857	950
2.01.08.08	PAYABLE SERVICES	8.335	9,094
2.01.08.09	CREDITORS IN VIRTUE OF AGREEMENT	1.818	1,829
2.02	LONG TERM LIABILITIES	11.330	5,271
2.02.01	LOANS AND FINANCING	11.330	52,721
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	0	0
2.02.04	DEBTS WITH RELATED COMPANIES	0	0
2.02.05	OTHERS	0	0
2.03	FUTURE FISCAL PERIODS RESULTS	0	0
2.05	NET WORTH	21,509	213,648
2.05.01	PAID IN CORPORATE CAPITAL	130,000	130,000
2.05.02	CAPITAL RESERVES	1,445	1,445
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	SUBSIDIARY/AFFILIATED COMPANIES	0	0
2.05.04	EARNINGS RESERVES	73,064	73,064

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

2.05.04.01	LEGAL	0	0
2.05.04.02	STATUTORY	0	0
2.05.04.03	FOR CONTINGENCIES	0	0
2.05.04.04	OF NON CURRENT EARNINGS	73,064	73,064
2.05.04.05	EARNINGS RETENTION	0	0
2.05.04.06	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER EARNING RESERVES	0	0
2.05.04.07.1	RESERVE FOR INCREASE OF CORPORATE CAPITAL	0	0
2.05.04.07.2	FOR SHARES PURCHASE	0	0
2.05.04.07.3	FOR DIVIDENDS PAYMENT	0	0
2.05.05	ACCUMULATED LOSSES/EARNINGS	10,586	9,139

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

03.01 - QUARTER'S RESULT STATEMENT (THOUSAND *REAIS*)

1. CODE	2. DESCRIPTION	3. 04/01/2000 TO 06/30/2000	4. 01/01/2000 TO 06/30/2000	5. 04/01/1999 TO 06/30/1999	6 – 01/01/1999 TO 06/30/1999
3.01	GROSS SALE AND/OR SERVICES REVENUE	146,607	444,470	106,536	278,476
3.02	GROSS REVENUE DEDUCTIONS	19,378	(58,006)	(15,191)	(35,426)
3.03	NET SALES AND/OR SERVICES REVENUE	127,229	386,464	91,345	243,050
3.04	COSTS OF GOODS SOLD AND SERVICES RENDERED	(104,403	(315,206)	(74,748)	(190,692)
3.05	GROSS RESULT	22,826	71,258	16,597	52,35
3.06	OPERATIONAL EXPENSES / REVENUES	(19,357)	(52,119)	(16,063)	(44,172)
3.06.01	SALES	(10,852)	(29,858)	(6,434)	(19,761)
3.06.02	GENERAL AND ADMINISTRATIVE	(5,243)	(14,358)	(5,644)	(14,791)
3.06.02.01	GENERAL AND ADMINISTRATIVE EXPENSES	(4,703)	(12,825)	(5,143)	(13,328)
3.06.02.02	MANAGERS FEES	(540)	(1,533)	(501)	(1,463)
3.06.03.	FINANCIAL	(1999)	(3,887)	(4,191)	(19,507)
3.06.03.01	FINANCIAL REVENUES	4,138	14,199	13,347	53,316
3.06.03.02	FINANCIAL EXPENSES	(6,137)	(18,086)	(17,538)	(72,823)
3.06.04	OTHER OPERATING REVENUES	(4)	446	51	355
3.06.05	OTHER OPERATING EXPENSES	(715)	(1,618)	(253)	(1,243)

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

3.06.06	EQUITY PICK UP	(544)	(2,844)	408	10,775
3.07	OPERATING RESULT	3,469	19,139	534	8,186
3.08	NON OPERATING RESULT	84	403	(83)	(250)
3.08.01	REVENUES	668	1,138	18	83
3.08.02	EXPENSES	(584)	(735)	(101)	(333)
3.09	RESULT BEFORE TAXATION AND PARTICIPATION	3,553	19,542	451	7,936
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(1,432)	(7,582)	0	0
3.11	DEFERRED INCOME TAX	(106)	292	(97)	128
3.12	STATUTORY PARTICIPATION AND CONTRIBUTION	(568)	(1,666)	0	(401)
3.12.01	PARTICIPATION	(568)	(1,666)	0	(401)
3.12.01.01	EMPLOYEES PARTICIPATION	(568)	(1,666)	0	(401)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF INTEREST ON NET WORTH	0	0	0	0
3.15	LOSS/EARNING OF THE PERIOD	1,447	10,586	354	7,663
	NUMBER OF SHARES – EX TREASURY (THOUSAND)	82,074	82,074	82,074	82,074
	PROFIT PER SHARE	0,01763	0,12898	0,00431	0,09337
	LOSS PER SHARE				

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

04.01 – EXPLANATORY NOTES

1. OPERATING ACTIVITIES

Company has as corporate purpose the manufacture, trade, import and export of buses, vehicles, bus bodies, agricultural and industrial machines. It may also participate in other companies.

2. PRESENTATION OF THE ACCOUNTING STATEMENTS

These quarterly accounting statements have been presented according to the Corporate Law (Law 6404/76), and amendments of Law 9.457/97. The accounting statements are disclosed according to corporate law in accordance to Instruction 248 of March 29, 1996, set forth by the Brazilian Securities Exchange Commission *(CVM-Comissão de Valores Mobiliários).*

3. MAIN ACCOUNTING PRACTICES

a) Securities - They are stated according to acquisition costs and revenues obtained up to the date of the accounting statements.

b) Credit risks provision - It's calculated based on the expected losses, according to individual analyses of the account receivable and considering historical losses. The amount of such provision is considered enough to cover eventual losses in the realization of credits.

c) Inventories -
They are stated according to the lower value between the acquisition and manufacturing average costs and the market value or net realization value.

d) Investments - Investments in controlled companies are evaluated according to the equity pick up method. The evaluation result has as counterpart an operational result account. Foreseen dividends receivable are classified under the "current asset" title. The premium incurred in the

acquisition of investments is amortized by their future profitability expectation term. Other investments are stated by the acquisition costs.

e) Investments abroad - Whenever the criteria to accrue the results in the accounting statements for the companies invested abroad differed from the accounting fundamental principles adopted in Brazil, the results were duly adjusted, considering the relevance of the information. The conversion of such accounting statements into national currency was effected, in respect to the *CVM* deliberation number 28/86.

f) Fixed assets - They are demonstrated according to the acquisition cost and respective revaluation, and restated (adjusted for inflation) up to December 1995 adjusted by the retained depreciation and amortization and by the provision for losses estimated in the assets recovery. Depreciation is calculated under the linear method over the cost acquisition or construction and revaluation, based on the rates determined due to the goods helpful life term. The amortization is calculated by the linear method over the acquisition cost.

g) Deferred – It's basically represented by expenses with researches and products development, which have been amortized by the future benefits expected terms, by the linear method.

h) Financial Institutions - Financing is up-dated according to the agreement indexes in force on September 30. Burdens are accounted based o the elapsed term.

i) Income tax and social contribution provision - Income tax and social contribution provisions are calculated and accounted under rates in force over taxable profits.

4. CONSOLIDATED ACCOUNTING STATEMENTS

Consolidated accounting statements include accounting statements from Marcopolo S.A. and from its direct or indirect controlled companies, verified on September 30, 2000 and 1999, as follows:

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01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

CONSOLIDATED COMPANIES

Controlled companies	% Participation Direct	Indirect
Marcopolo Distribuidora de Peças Ltda.	99,999	0,001
Marcopolo Trading S.A.	99,997	0,003
MVC - Componentes Plásticos Ltda.	-	100,00
Polo Investimentos Ltda.	99,95	0,05
Dinaço Indústria e Comércio de Ferro e Aço Ltda.	-	100,00
Marcopolo International Corporation (1)	100,00	-
Ilmot International Corporation S.A. (1)	-	100,00
Marcopolo Indústria de Carroçarias S.A. (1)	-	100,00
Polo Serviços em Plásticos Ltda.	99,00	1,00
Marcopolo Latinoamérica S.A. (1)	99,143	0,857
Ciferal Comércio Indústria Participações S.A.	-	50,00
Polomex S.A. de C.V. (1)	99,98	0,02
Laureano S.A. (1)	-	100,00
Laureano Gonzales S.A. (1)	-	100,00

(1) Controlled company abroad.

Accounting practices adopted for the Consolidation of Marcopolo's companies

The following practices were used, among others, on the elaboration of the consolidated accounting statements:

a) Marcopolo S.A. and its subsidiaries, whose accounting statements are consolidated, adopt uniform practices for registration of transactions and evaluation of equity elements;

b) The balances of the equity accounts arising from transactions between consolidated companies are duly eliminated. The investments in subsidiaries are eliminated against the proportion of the net worth included in the consolidation for such companies;

c) Minority shareholders participation in subsidiaries companies is separated in the consolidated accounting statements presentation.

d) Elimination of non realized profits from the transactions between controlling company and the controlled ones.

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O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

5. SECURITIES

	Controlling company		Consolidated	
	30/09/00	30/06/00	30/09/00	30/06/00
NACIONAL CURRENCY				
Fixed Income Funds*	-	282		282
Certificate of inter-banking deposit*	16.301	21.515	24.829	29.657
FOREIGN CURRENCY				
Fixed Income security	-	-	19.461	28.480
	16.301	21.797	44.290	58.419

* Revenues limited to 99% of the Certificate of inter-bank deposit.

6. RELATED PARTIES

Balances and transactions with related parties are stated as per chart attached.

7. DEFERRED TAX AND CONTRIBUTION

Marcopolo recognizes the deferred income tax and social contribution, if applicable, over temporary additions, effecting the calculus of such taxes in relation to provision for non-deductible expenses, by the date of the balance. Such amounts are represented, as follows:

	30/SEPT/00	30/JUN/00
Income Tax	1.673	1.632
Social Contribution	571	674
	2.244	2.306

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

8. INVESTMENTS

	Controlling		Consolidated	
	30/09/00	30/06/00	30/09/00	30/06/00
In controlled companies	73.254	73.799	-	-
Premium to be amortized	-	-	1.252	1.325
Other investments	375	374	947	472
	73.629	74.173	2.199	1.797

Investments in controlled companies are stated as per chart attached.

9. FINANCIAL INSTITUTIONS

Investments and financing:

Investments of Loans and Financing

	Controlling company			
	30/09/00		30/06/00	
	Current	Long term	Current	Long term
National currency				
Permanent asset				
FINAME	1.378	2.115	1.383	2.343
Foreign currency				
Working capital	4.754	-	14.331	-
Advances of exchange agreement	44.892	9.215	5.247	50.378
	51.024	11.330	20.961	52.721

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01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

	Consolidated			
	30/09/00		30/06/00	
	Current	Long term	Current	Long term
National currency				
Permanent asset				
FINAME	2.829	4.106	2.822	4.648
Working capital	8.095	6.061	8.984	5.546
Foreign currency				
Working capital	71.870	55.741	86.702	33.130
Advances of exchange agreement	44.892	9.215	5.247	50.378
	127.686	75.123	103.755	93.702

Financing in national currency shall be redeemed up to September 2004 and financing in foreign currency up to June 2005.The following burdens fall on such investments:

a) In national currency they are subject to interests of 6.5% per year, plus restatement calculated according to the *URTJ, TJLP AND UMBNDS* variation.

b) Working capital, in foreign currency, are subject to interests, which range from 2.6% to 6.0% per year plus the LIBOR variation and restatement and exchange up-dating based on the US dollar variation.

c) Advances of exchange agreements are subject to interests, which range from 7.2% to 9.9% per year and exchange up dating based on the US dollar variation.

Collateral signatures and chattel mortgage were presented in order to guarantee loans and financing.

10. CORPORATE CAPITAL

On September 30, 2000 and June 30, 2000 the corporate capital is composed of 38,490,512 bookkeeping common shares and 45,583,346 bookkeeping preferred shares, all with no per value.

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

The Board of Directors may increase such corporate capital, independently of by laws amendment, up to 800,000,000 common shares and 1,200,000,000 preferred shares.

A distribution of obligatory minimal dividends is annually assured to the shareholders, correspondent to 25% of the net profit, restated according to the Corporate Law. The preferred shares are not entitled to vote, but they guarantee the following vantages and preferences:

a) preferred shareholders are entitled to the same rights of common shareholders, in terms of company's shares distribution, of split-up or incorporation of corporate capital reserves or assets revaluation;

b) preferred shareholders have preference, in the event of company liquidation, on the corporate capital return, up to the amount of own capital of this type of share. After that, common shareholders will be returned, in the same manner. The remaining balance will be distributed in equal parts among other preferred or common shares;

c) additional of 10% in the dividends.

11. CONCILIATION OF NET WORTH AND NET PROFIT OVER FISCAL PERIOD - CONTROLLING AND CONSOLIDATED

	SEPT 30, 2000	JUNE 30,2000	UP TO SEPTEMBER 30, 2000	UP TO SEPTEMBER 30, 1999
	Net Worth	Net Profit over Period	Net Worth	Net Profit over Period
Balances controlling company	215.095	213.648	10.586	7.663
Non-realized profits of the controlling company, arising from transactions with controlled companies of the controlling company	(3.352)	(3.783)	(1.479)	1

Tax effect	924	1.050	642	-
Balances - consolidated	212.667	210.915	9.749	7.664

12. CONCILIATION OF INCOME TAX AND SOCIAL CONTRIBUTION RESULTS

	SEPT 30/2000
	Controlling Company
Profit before income tax and social contribution	17.786
Rate applicable	34%
Income tax and social contribution over rate applicable	6,078
Permanent additions	3.564
Permanent exclusions	-
Income tax and social contribution recorded in the result	7.290
Effective rate	40.78%

13. FINANCIAL INSTRUMENTS

The amounts recognized or estimated from the financial instruments on September 30 and June 30, 2000 registered in equity accounts, do not preset market amounts significantly different from the ones recognized by the accounting statements.

Marcopolo had realized future market transactions in order to assure part of the liabilities from loans and financing in foreign currency. On June 30, the hedged net amount corresponds to R$ 20,958 and the loss resultant from such transactions, in the amount of R$ 1,541 was registered under financial expenses account.

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01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

Attachment to Explanatory Note 8

INVESTMENTS IN CONTROLLED COMPANIES

	Marco Polo Distribuidora de Peças Ltda.	Marcopolo Trading S.A.	Marcopolo Latinoamérica S.A. (1)	Polo Investimentos Ltda.	Polo Serviços em Plásticos Ltda.	Polomex S.A. (1)	Marcopolo International Corporation (1)	2000	1999
Information about investments									
Corporate capital	4.000	1.000	9.436	48.840	500	10	92		
Restated net worth	3.225	3.447	1.038	47.018	740	(21)	17.850		
Shares or quotas hold	1	3.450.103	13.860	1	1	50.000	50.000		
Participation %	99,999	99,997	99,143	99,950	99,000	99,980	100,00		
Profit/loss over the fiscal year	(763)	174	(1.719)	(3.595)	45	203	2.565		
Changes on investments									
Initial balances									
By the equity value	3.986	3.273	2.655	50.588	688	77	14.831	76.098	43.045
Additions									46.850
Dividends distributed									(30)
Investments sold									(21.631)
Equity pick up result	(762)	174	(1.627)	(3.594)	44	(98)	3.019	(2.844)	7.864
Final balances									
By the equity value	3.224	3.447	1.028	46.994	732	(21)	17.850	73.254	76.098

(1) Controlled Company Abroad

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O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

Attachement to Explanatory Note 6

RELATED PARTIES

	Marcopolo Distribuidora de Peças Ltda.	Marcopolo Trading S.A.	MVC Componentes Plásticos Ltda.	Ilmot International Corporation S.A.	Polo Iinvestimentos Ltda.	Dinaço Indústria e Comércio de Ferro e Aço Ltda.	Marcopolo Indústria de Carrocerias S.A.	Polo Serviços em Plásticos Ltda.	Marcopolo International Corpo-Ration	Polomex S.A. de C.V.	Ciferal Indústria, Comércio e Participações S.A.	Marcopolo Latinoamérica S.A.	Sept/30 2000
Balance of Assets(Liabilities) *from loan and checking account*	443	(1.667)	2.091	404	447	(2.789)	-	(172)	17.866	870	18.749	546	36.788
Accounts receivable – sales	162	-	21	13.297	-	18	24	-	9.062	2.723	4.874	14.391	44.572
Accounts payable – purchases	5	-	341	-	-	124	-	610	-	-	-	-	1.080
Purchase of products and services	2.285	-	5.295	-	-	6.070	-	5.082	-	-	104	-	19.556
Sale of products and services	576	2	91	57.863	-	328	44	-	14.884	2.834	16.723	4.565	97.910
Financial expenses	-	220	164	-	127	329	-	13	-	-	-	-	853
Financial revenues	30	-	161	21	26	-	-	1	1.108	47	1.346	14	2.754

Notes:

Balances of current accounts are subject to the charges according to *CDI* variation, in national currency, and LIBOR plus 3% per year over the exchange variation, in foreign currency.

The sales, purchases of products and/or services operation are realized under prices and terms conditions as applied to non related third parties.

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01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

05.01 – COMMENTS REGARDING COMPANY PERFORMANCE OVER THE QUARTER

1) SECTOR'S PERFORMANCE

Uncertainties provoked by the continuation of petroleum international prices increase, by the *euro* devaluation and by the constant threats against the peace in the Middle East were some of the factors, among others, that had provoked a certain international tense period over the quarter. In the domestic view, such factors had affected the humor of certain segments. However, Brazilian economy had continued facing one of the best moments since *Plano Real*. The activities level was benefited in general, by the process of inflation decrease and by the reduced level of exchange rate volatility and further, by the end of the impact of the public services charges increases. Furthermore, by the fact that Brazilian Central Bank had maintained, one more time, the same basic interests rate, which had contributed to a greater domestic consumption of durable goods. The industrial sector performance had continued being one of the main sources of PIB (Gross Domestic Product –GDP). All these good news had brought positive signals regarding the activities level, a strong increase of formal employees numbers and the creation of new jobs. As a whole, domestic scenario had continued showing a favorable and consistent combination of healthy economic foundations.

Such favorable environment had continued reflecting also in the bus bodies segment, in which the level of activity had maintained a recovering tendency initiated in the 2nd half year of 1999. Brazilian intercity, urban and micro buses production had reached 4.862 units over the 3rd quarter (being that minibuses production was not considered), that means a great growth of 72% in relation to the production of the 3Q99.
Retained production from January to September had reached 12.624 units, which means an evolution of 52,4% in relation to the first nine months 1999, period in which 8.285 units were produced in the assemblage unit.
In respect to the performance per model of vehicles manufactured in the third quarter, the chart below evidences that the intercity units segment had registered a growth of 40,9% in relation to same period in 1999. In the urban unites segment, evolution corresponded to 40,3% and, in the microbuses unit, expansion had reached 511,6% (and 242,8% in the retained over the fiscal year) which confirms the tendency of a strong re-direction of the urban units demand for this type of vehicle.

01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

BRAZILIAN BUS BODIES PRODUCTION

MODELS	3rd QUARTER			RETAINED JAN TO SEPT		
	2000	1999	1998	2000	1999	1998
Intercity buses	**1.271**	**902**	**1.119**	**3.769**	**2.156**	**3.428**
Urban buses	**2.435**	**1.735**	**3.558**	**6.462**	**5.431**	**10.014**
Micro buses	**1.156**	**189**	**423**	**2.393**	**698**	**1.221**
TOTAL	**4.862**	**2.826**	**5.100**	**12.624**	**8.285**	**14.663**

Research Source: FABUS

Markets Behavior

Domestic market sales and specially exports had showed a great performance. In the 3Q00, Brazilian market had absorbed 3.613 units, a growth of 57,6% in relation to the 2.292 units traded in Brazil in same period over fiscal year before. For several markets abroad, 1.249 units were shipped, which means an evolution of 133,9% in relation to 534 exported in the 3Q99. From January to September 2000, domestic market had bought 9.511 units against 6.803 in 1999, a variation of 39,8%. In same period 3.113 units were exported against 1.482 in 1999 a variation of 110,1%. Such good performance in this industry is consequence of the purchases restart, which had been suspended due to the international economic crises over the last years and respective reflects in the domestic market.

2) MARCOPOLO'S PERFORMANCE OVER THE 3RD QUARTER

Production

In the 3Q00, Marcopolo's and Ciferal's consolidated production (in Brazil) was of 2.269 units, a growth of 58,2% over same period in 1999. Besides such units, 636 "minibuses" were also manufactured in the VOLARE and FRATELLO models (minibus production is not considered by FABUS information).

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1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

MARCOPOLO BUS BODIES PRODUCTION – Consolidated Information

MODELS	3RD QUARTER			ACCUMULATED JAN to SEPT		
	2000	1999	1998	2000	1999	1998
Intercity buses	464	393	505	1.715	943	1.802
Urbans buses	1.230	917	1.276	3.222	2.267	3.325
Microbuses	575	124	268	1.174	518	725
TOTAL	2.269	1.434	2.049	6.111	3.728	5.852

Research Source: FABUS

Notes: Information refers exclusively to the Brazilian production (Marcopolo e Ciferal) and do not include VOLARE and FRATELLO minibuses. Information regarding CIFERAL production are added to the ones related to Marcopolo as from July 1st 1999 only.

MINIBUSES PRODUCTION

Volare (Marcopolo)	545	252	200	1.867	903	241
Fratello (Ciferal)	91	0	0	126	0	0
TOTAL	636	252	200	1,993	903	241

Research Source: Marcopolo

Market Share

During the 3Q00 our expectations were confirmed in terms of temporary drop of Marcopolo's market share. Such drop in the intercity buses was expected, due to the stoppage of several production sections for the machinery, equipment set up and the process of creation of the new *Geração 6* vehicles. Reflexes of financial/marketing strategies adopted in previous years, time in which the company had decreased the opportunities of businesses, in almost all lines of products, as considered then unfeasible to the prices adopted in the market were also expected for the 3Q00. Finally, an aggressive action of the competitors in the microbuses segment was also verified, provoking a decrease of Marcopolo's market share in this group. However, numbers of total production over the first nine months of the three last years evidence a continuos growth of Marcopolo's market share and assure its absolute leadership position in the market. Management believes that such leadership shall be soon crystallized even more, since it counts with a completely up-dated line of products, considering the favorable market reaction in relation to new generation of intercity buses and due to the businesses already contracted by the units abroad, in Mexico, Africa and Colombia.

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1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

MARCOPOLO'S MARKET SHARE (%) Consolidated Information

MODELS	3RD QUARTER			RETAINED JAN TO SEPT		
	2000	1999	1998	2000	1999	1998
Intercity buses	36.5	43,6	45,1	45.5	43,7	52,6
Urbans buses	50.5	52,9	35,9	49.9	41,7	33,2
Microbuses	49.7	65,6	63,4	49.1	74,2	59,4
TOTAL	46.7	50,7	40,2	48.4	45.0	39,9

Research Source: FABUS

Revenues and Results

- Quarterly information

In the 3Q00 controlling company's net revenue had reached R$ 127,2 million, na increase of approximately 39,3% in relation to identical period in the year before. Gross margin, however, of 17,9%, was inferior to the 18,2% reached in the 3Q99. The enormous competition for the market share had continued to keep prices in a low level, making the scale gains not sufficient in order to neutralize the effect of increase of raw material prices, as from the Real devaluation. Expenses with sales had increased from R$ 6,4 million in the 3Q99 to R$ 10,8 million in same period in 2000, exclusively by virtue of the growth of exports, which had reached US$ 25,0 million against US$ 15,2 million in the 3Q99. Exports revenue growth had generated greater nominal expenses in the international freight accounts and agents commissions abroad. Net profit of the controlling company, before the equity pick-up result, was of R$ 2,0 million over the period or 1,56% of the net revenue against a loss of R$ 54 thousand in identical period in 1999.

Consolidated net revenue had reached R$ 206,0 million, a growth of 36,2% in relation to same period in 1999. Gross margin had increased from 15,2% from the net revenue in 30.09.99 to 18,1% in 30.09.00 by the positive contribution of all controlled companies, which is reflected in the consolidated result. Sales expenses had absorbed 8,2% of the net revenues against 7,7% in same period in fiscal year before. The nominal increase of general and administrative expenses, from R$ 7,6 million to R$ 9,5 million is integrally due to the expenses spent with the new companies Laureano Gonzales S.A and Laureano S.A , acquired in January 2000 and, in the same manner, Polomex, incorporated in May 1999. In the 3Q00 consolidated net profit corresponded to R$ 1,7 million compared to R$ 355 thousand in identical period in 1999.

- Retained information

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01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

Controlling company net revenue between January and September 2000 was of R$ 386,4 million against R$ 243,0 million in same period in the year before, which means a favorable variation of 59,0%. Company had registered na exports and sales growth for all products, specially as regards of minibuses. Operational result, before equity pick up, had reached R$ 22,0 million versus a loss of R$ 2,6 million accounted in the first nine months of 1999. Net profit over the period, before equity pick up, was of R$ 13,4 million versus a loss of R$ 3,1 million in the first nine months of 1999.

Consolidated net revenue had reached R$ 575,9 million, a growth of 70.3% in relation to same period in 1999. Growth of controlled companies' net revenue was of 99,0% in the same period. Sales and General and Administrative Expenses had absorbed 12,7% of the net revenue against 15,1% in the fiscal year before. Net profit of R$ 9,7 million had increased from 27,2% over the R$ 7,7 million accounted in identical period in the fiscal year before.

MARCOPOLO'S EXPORTS

EXPORTED AMOUNTS	3RD QUARTER			RETAINED JAN TO SEPT		
	2000	1999	1998	2000	1999	1998
(IN US$ thousand)	25,029	15,199	27,032	80,180	49,358	77,514

INVESTMENTS

Investments in machinery and tools were effected in the 3Q00 in the amount of R$ 6,7 million being, R$ 3,6 million for the controlling company , R$ 2,6 million for Dinaço and R$ 500 thousand for MVC – Componentes Plásticos Ltda.

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O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

CONSOLIDATED CASH FLOW

(According to corporate law - thousand reais)

	Jul to Sept 00	*Jan to Sept 00*
Net profit	1.752	9.749
Plus: Non cash expenses		
Depreciation, Amortization and writ-off Fixed Assets	4.886	13.445
Provision for risky credits	(121)	
Non cash Expenses (Revenues)		
Equity Pick up	(1.269)	(5.302)
Cash Gross generation	5.248	17.892
Plus (minus): Variation of Own Working Capital	3.841	(60.003)
Cash operation generation	9.089	(42.111)
Investments and Writ-off of investments activities:		
Minus: Investments in controlled companies		
Investments in fixed assets	(6.686)	(19.033)
Financing activities:		
Plus (Minus): Related parties loans	226	7
Banking loans	(4.126)	1.898
Increase (Reduction) in the cash balance and financial investments	(1.497)	(59.239)
Cash in the beginning of fiscal year	69.748	127.489
Cash in the end of fiscal year (30 / 09 / 00)	68.251	68.251

APPROBATION OF PARTICIPATION IN CIFERAL

Acquisition of 50% of Ciferal's corporate capital by Polo Investimentos Ltda., integrally controlled by Marcopolo, effected through commitment for capital subscription executed on 14/05/99 and materialized on 01/07/99, was approved with no restrictions by *Conselho Administrativo da Defesa Econômica 'CADE'* (Administrative Council of Economic Defense, according to Monopolistic act number 08012.005184/99-90, at meeting held on August 16 2000.

POLOMEX

On September 27th, through RELEVANT INFORMATION bulletin released by press, shareholders and market were informed that Marcopolo S.A. and Mercedes-Benz México S.A de C.V., a company from the DaimlerCrysler AG Group, had executed, on September 26 2000 in Frankfurt,

Germany, an Association and Cooperation Agreement involving POLOMEX S.A de C.V., Marcopolo's controlled company headquartered in Aguascalientes and Mercedes-Benz México., headquartered in Monterrey. Upon such association, Mercedes-Benz, through subscription of capital increase, shall hold 26% of the corporate capital of POLOMEX as from January 2001.

POLOMEX shall maintain its current corporate denomination and shall have as main purpose the assemblage, in Mexico, of Marcopolo's bus bodies over chassis produced by Mercedes-Benz. The trade and financing shall be jointly made with Mercedes-Benz and its distribution net in Mexico. The current plant of POLOMEX, shall be transferred to Monterrey, Nuevo León State, Mexico, together with the Mercedes-Benz chassis facility.

MANAGERIAL ALTERATIONS

According to Marcopolo's constant expansion, by virtue of the globalization process through its facilities in Argentina, Portugal and Mexico, in view of the strategic alliances for the assemblage of bus bodies in Colombia and South Africa; according to the assumption of total management of CIFERAL and considering the production and trade strong expansion of VOLARE and FRATELLO minibuses, company had effected certain changes in its administrative structure.

Mr. Carlos Zignani had left the General Manager charge and had become to be part of the Marcopolo S. A.'s Corporate Executive Committee. Mr. José Rubens De La Rosa, who had occupied the charge of Administrative and Financial charge currently occupies the charge of General Manager. Mr. Carlos Casiraghi, who was the Engineering, Acquisition and Logistic Director, was indicated as the General Director of POLOMEX in Mexico. Finally, in view of the economic recession that Argentina has been facing, and its reflexes in Marcopolo companies which are located in such country, Mr. Gilmar Nunes, who occupied the charge of Corporate Manager was transferred, in order to assume the coordination of Marcopolo businesses in said country.

RETAINED AMOUNT MANAGEMENT

Marcopolo had hired Fundação Getulio Vargas, through Escola de Administração de Empresas de São Paulo - EAESP, *that shall count on The Boston Consulting Group technical support, for the* development and implementation of the Retained Amount Management (RAM), with the company's executive staff. Management estimates that such project may bring, as from next year, a favorable impact on the company's performance and financial results.

01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

MARCOPOLO AND INTERNET

With purposes of improving communication among its shareholders, financial market and community in general, Marcopolo avails in its institutional "site" the page Investors Relations. In such page, Managerial reports and Financial Statements of the last years may be found. In order to obtain such information you may only have to access http://www.marcopolo.com.br

EXPECTATIONS FOR THE 4TH QUARTER

Considering the behavior of the demand and current position of orders list, Management is confident to estimate that Marcopolo shall present a superior performance in the 4th quarter. Considering that the retained net revenue had reached R$ 576 million, expectation of the consolidated net revenue previously disclosed for the fiscal year of 2000, of R$ 650 million, shall be rectified hereby to R$ 750 million.

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

06.01– CONSOLIDATED BALANCE SHEET - ASSETS (THOUSAND *REAIS*)

1. CODE	2. DESCRIPTION	3 – 09/30/2000	4 – 06/30/2000
1	TOTAL ASSETS	565,322	528,352
1.01	CURRENT ASSETS	413,097	384,238
1.01.01	ALLOWANCES	23,961	11,329
1.01.02	CREDITS	164,404	164,452
1.01.02.01	CLIENTS	215,963	215,953
1.01.02.02	PROVISION FOR RISK CREDITS	(5,421)	(4,634)
1.01.01.03	EXCHANGE ADVANCES	(46,438)	(45,867)
1.01.03	INVENTORIES	89,475	78,041
1.01.03.01	FINISHED PRODUCTS	15,511	18,497
1.01.03.02	PRODUCTS IN PROCESS	22,984	7,901
1.01.03.03	RAW MATERIAL AND SUPPLEMENTARY MATERIAL	38,159	38,649
1.01.03.04	MERCHANDISE	8,948	9,644
1.01.03.05	ADVANCE TO SUPPLIERS AND OTHERS	3,873	3,350
1.01.04	OTHERS	135,557	129,416
1.01.04.01	SECURITIES	44,290	58,419
1.01.04.02	OTHER CREDITS RECEIVABLE	5,654	6.774
1.01.04.03	TAX RETURNS	46,017	38,074
1.01.04.04	DEBTORS IN VIRTUE OF AGREEMENT	34,294	23,325
1.01.04.05	ADVANCES TO EMPLOYEES	2,093	1,945
		3,209	879
1.02	LONG TERM ASSETS	131,610	7,136
1.02.01	CREDITS	0	0
1.02.02	CREDITS WITH RELATED COMPANIES	1,453	1,679
1.02.02.01	WITH AFFILIATED COMPANIES	1,453	1,679
1.02.02.02	WITH SUBSIDIARY COMPANIES	0	0
1.02.02.03	WITH OTHER RELATED COMPANIES	0	0
1.02.03	OTHERS	11,708	5,457
1.02.03.01	DEFERRED TAXES AND CONTRIBUTIONS	2,244	2,306
1.02.03.02	DEPOSITS IN COURT	2,512	2,505
1.02.03.03	RECOVERABLE TAXES	2,988	0
1.02.03.04	OTHER ACCOUNTS RECEIVABLE	2,346	646
1.02.03.05	REAL ESTATES FOR RESALE	1,618	0
1.03	PERMANENT ASSETS	139,064	136,978
1.03.01	INVESTMENTS	2,199	1,797
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARY COMPANIES	0	0
1.03.01.03	OTHER INVESTMENTS	2,199	1,797
1.03.02	FIXED	128,617	126,173
1.03.02.01	LANDS CONSTRUCTIONS	13,604	14,009
1.03.02.02	BUILDINGS	72,018	62,096
1.03.02.03	MACHINES AND EQUIPMENT	98,139	91,878
1.03.02.04	INSTALLATIONS	30,068	30,184
1.03.02.05	FURNITURE AND FIXTURES	6,854	6,719
1.03.02.06	VEHICLES	2,954	2,915
1.03.02.07	DATA EQUIPMENT AND SYSTEMS	10,314	9,792
1.03.02.08	OTHER FIXED ASSETS	1,891	10,343

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

1.03.02.09	FIXED IN PROCESS	3,518	4,274
1.03.02.10	ACCUMULATED DEPRECIATION	(110,743)	(106,037)
1.03.03	DEFERRED	8,248	9,008

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

06.02 –CONSOLIDATED BALANCE SHEET - LIABILITIES (THOUSAND *REAIS*)

1. CODE	2. DESCRIPTION	3 – 09/30/2000	4 – 06/30/2000
2	TOTAL LIABILITIES	565,322	528,352
2.01	CURRENT LIABILITIES	269,547	221,437
2.01.01	LOANS AND FINANCING	127,686	103,755
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	51,661	39,765
2.01.04	TAXES AND SOCIAL CONTRIBUTIONS	18,696	15,597
2.01.05	PAYABLE DIVIDENDS	0	0
2.01.06	PROVISIONS	28,608	22,061
2.01.06.01	INCOME TAX LEGAL ENTITY	6,159	4,970
2.01.06.02	SOCIAL CONTRIBUTION	2,281	1,840
2.01.06.03	CHRISTMAS BONUS	6,146	3,754
2.01.06.04	ANNUAL VACATION	10,221	8,264
2.01.06.05	LABOR INDEMNITIES	2,453	2,222
2.01.06.06	OTHER BONUS	573	0
2.01.06.07	COMISSIONS PAYABLE	775	1,011
2.01.07	DEBTS WITH RELATED COMPANIES	0	0
2.01.08	OTHERS	42,896	40,459
2.01.08.01	SALARIES AND WAGES	4,888	7,199
2.01.08.02	ADVANCES FOR CLIENTS	11,888	5,310
2.01.08.03	COMMISSIONER REPRESENTATIVE	3,272	3,112
2.01.08.04	INTEREST ON NET WORTH	3,005	1,066
2.01.08.05	ANTICIPATED GROSS BILLING	0	0
2.01.08.06	MANAGERS PARTICIPATION	0	-
2.01.08.07	OTHER ACCOUNTS PAYABLE	4,507	3,899
2.01.08.08	PAYABLE SERVICES	8,335	9,094
2.01.08.09	CREDITORS IN VIRTUE OF AGREEMENT	7,001	10,779
2.02	LONG TERM LIABILITIES	91,670	103,294
2.02.01	LOANS AND FINANCING	75,123	93,702
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	1,854	1651
2.02.03.01	CONTINGENCIES PROVISIONS	1,854	1,651
2.02.04	DEBTS WITH RELATED COMPANIES	0	0
2.02.05	OTHERS	14,693	7,941
2.02.05.01	PAYABLE SECURITIES	8,014	7,824
2.02.05.02	OTHER ACCOUNTS PAYABLE	113	117
2.02.05.03	SUPPLIERS	6,566	0
2.03	FUTURE FISCAL PERIODS RESULTS	0	0
2.04	MINORITY PARTICIPATION	(8,562)	(7,294)
2.05	NET WORTH	212,667	210,915
2.05.01	PAID IN CORPORATE CAPITAL	130,000	130,000
2.05.02	CAPITAL RESERVES	1,445	1,445
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	SUBSIDIARY/AFFILIATED COMPANIES	0	0

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

2.05.04	EARNINGS RESERVES	71,473	71,473
2.05.04.01	LEGAL	0	0
2.05.04.02	STATUTORY	0	0
2.05.04.03	FOR CONTINGENCIES	0	0
2.05.04.04	OF NON CURRENT EARNINGS	71,473	71,473
2.05.04.05	EARNINGS RETENTION	0	0
2.05.04.06	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER EARNING RESERVES	0	0
2.05.05	ACCUMULATED LOSSES/EARNINGS	9,749	7,997

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

08.01 –CONSOLIDATED RESULTS STATEMENT (THOUSAND *REAIS*)

1. CODE	2. DESCRIPTION	3. 07/01/2000 TO 09/30/2000	4. 01/01/2000 TO 09/30/2000	5. 07/01/1999 TO 09/30/1999	6 – 01/01/1999 TO 09/30/1999
3.01	GROSS SALE AND/OR SERVICES REVENUE	234,937	657,185	170,864	385,800
3.02	GROSS REVENUE DEDUCTIONS	(28,896)	(81,277)	(19,637)	(47,604)
3.03	NET SALES AND/OR SERVICES REVENUE	206,041	575,908	151,227	338,196
3.04	COSTS OF GOODS SOLD AND SERVICES RENDERED	(168,792)	(472,286)	(128,165)	(270,072)
3.05	GROSS RESULT	37,249	103,622	23,002	68,124
3.06	OPERATIONAL EXPENSES / REVENUES	(33,650)	(89,286)	(25,260)	(62,048)
3.06.01	SALES	(16,838)	(45,358)	(11,705)	(29,433)
3.06.02	GENERAL AND ADMINISTRATIVE	(9,531)	(27,690)	(7,645)	(21,734)
3.06.02.01	GENERAL AND ADMINISTRATIVE EXPENSES	(9,120)	(25,858)	(6,943)	(19,665)
3.06.02.02	MANAGERS FEES	(411)	(1,832)	(702)	(2,079)
3.06.03.	FINANCIAL	(6,584)	(14,680)	(5,471)	(14,815)
3.06.03.01	FINANCIAL REVENUES	7,174	23,871	16,188	65,188
3.06.03.02	FINANCIAL EXPENSES	(13,758)	(38,551)	(21,659)	(8,003)
3.06.04	OTHER OPERATING REVENUES	447	447	(1,070)	3,934
3.06.05	OTHER OPERATING EXPENSES	(1,144)	(2008)	631	0
3.06.06	EQUITY PICK UP	0	0	0	0
3.07	OPERATING RESULT	3,599	14,333	(2,198)	6,076
3.08	NON OPERATING RESULT	(78)	373	268	239
3.08.01	REVENUES	717	1,407	805	1,115
3.08.02	EXPENSES	(795)	(1,034)	(537)	(876)

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

3.09	RESULT BEFORE TAXATION AND PARTICIPATION	3,521	14,706	(1,930)	6,315
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(2,337)	(8,604)	(247)	(715)
3.11	DEFERRED INCOME TAX	(102)	303	128	128
3.12	STATUTORY PARTICIPATION AND CONTRIBUTION	(600)	(1,957)	(73)	(541)
3.12.01	PARTICIPATION	(600)	(1,957)	(73)	(541)
3.12.01.01	MANAGERS PARTICIPATION	0	0	0	0
3.12.01.02	EMPLOYEES PARTICIPATION	(600)	(1,957)	(73)	(541)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF INTEREST ON NET WORTH	0	0	0	0
3.14	MINORITY PARTICIPATION	1,270	5,301	2,477	2,477
3.15	LOSS/EARNING OF THE PERIOD	1,752	9,749	355	7,664
	NUMBER OF SHARES – EX TREASURY (THOUSAND)	82,074	82,074	82,074	82,074
	PROFIT PER SHARE	0,02135	0,11878	0,00433	0,09338
	LOSS PER SHARE				

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

08.01 – COMMENTS REGARDING CONSOLIDATED PERFORMANCE

Comments regarding consolidated performance is included in Chapter 05.01 of this Quarterly information.

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

09.01 – PARTICIPATION IN CONTROLLED/AFFILIATE COMPANY

Comments regarding consolidated performance is included in company's comments.

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

11.01 – ORDERS/AGREEMENTS SETTLED

Company	R$ 000 (THOUSAND)
1-Balance of orders/agreements executed by the end of current quarter	163.988
2 – Balance of Orders/Agreements executed by the end of same quarter in the previous fiscal year	108.489

Consolidated	R$ 000
1-Balance of orders/agreements executed by the end of current quarter	0
2 – Balance of Orders/Agreements executed by the end of same quarter in the previous fiscal year	0

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

12.01- COMMENTARY ABOUT THE BEHAVIOR OF THE COMPANY'S PROJECTIONS

The controlling company's net revenue has reached, up to September 30, 2000, the amount of R$ 386,464 thousand and consolidated had reached the amount of R$ 575,908 thousand.

Based on the quarter's performance and expectation for 2000, and taking into account the volumes ordered and businesses in process, Marcopolo is estimating to reach, over the fiscal year, a consolidated net revenue to R$ 750 million for this fiscal year.

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

13.01- COMPANY'S PROJECTIONS

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

15.01- INVESTMENT PROJECTS

During this quarter, approximately R$ 3,609 thousand was invested, in the controlling company and R$ 6,686 in the consolidated mainly in machinery, equipment and tools.

The investments are usually made with own and third parties resources – financing, Finame.

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

16.01- OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

1) MAIN SHAREHOLDERS

SHAREHOLDERS	COMMON SHARES		PREFERRED SHARES		TOTAL	
	QUANT	%	QUANT	%	QUANT	%
Controlling companies (item 4)	23.509	61,08	6.275	14,40	29.784	36,29
Fund. Banco Central – CENTRUS	6.490	16,86	4.027	9,24	10.517	12,81
Fundo Bradesco Templeton	4.840	12,57	3.133	7,19	7.973	9,71
Fundação Marcopolo	1.548	4,02	749	1,72	2.297	2,80
BANESPREV – Fundo Banespa	1.360	3,53	985	2,26	2.345	2,86
Caixa Prev. Banco Brasil - PREVI		0,00	3.777	8,67	3.777	4,60
Fundação CESP		0,00	1.852	4,25	1.852	2,26
Fund. Econ. Federais – FUNCEP		0,00	3.354	7,70	3.354	4,09
Funds and Foundations - Others		0,00	824	1,89	824	1,00
Marcoprev Soc. Prev. Privada		0,00	119	0,27	119	0,14
Shareholders abroad	2	0,01	11.376	26,10	11.378	13,86
Others-market	742	1,93	7.112	16,31	7.854	9,58
TOTAL	38.491	100,00	43.583	100,00	82.074	100,00
PROPORTION		46,90		53,10		100,00

2) SHAREHOLDING CONTROL

The directors Paulo Pedro Bellini, José Antônio Fernandes Martins, Valter Antônio Gomes Pinto and Raul Tessari, according to shareholders agreement filed with CVM, hold the company's shareholding control, and they owe direct and indirectly, on September 30, 2000 61.08% of the voting capital.

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (BRAZILIAN EQUIVALENT TO S.E.C.)
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHERS (1)

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

17.01-SPECIAL REVIEW REPORT-NO REMARK

To the
Board of Directors and Shareholders of
Marcopolo S.A.

1. We effected a special review of the Quarterly information (*ITR-Informações Trimestrais*) of **MARCOPOLO S.A.**, related to the quarter ended on September 30, 2000, including the equity balance, the result statement, the performance report and the relevant information, prepared according to the Brazilian corporate law.

2. Our review was effected in accordance with the specific rules established by the *Instituto Brasileiro de Contadores (IBRACON)* (Accountants Brazilian Institute), together with the Federal Accounting Advise. Such review consisted, mainly, of (a) questions and discussions with the managers, responsible for the Company's accounting, financing and operating areas, referred to the main criteria adopted in the elaboration of the Quarterly information and (b) review of the information and of the subsequent events which have or may come to have effects over the financing situation and in the Company's transactions.

3. Information of the invested companies Marcopolo Latinoamérica S.A. and Laureano Gonzáles S.A., related to quarter ended on September 30 2000 were reviewed by other independent auditors, whose reports were furnished to us and the result of our review, regarding the amounts of investments and results of said companies, are solely based on the reports issued by those independent auditors.

4. Based on our special review, we don't have knowledge of any relevant modification which must be made on the Quarterly information referred above in order to maintain it in accordance with the rules sent by the corporate law and by *Comissao de Valores Mobiliarios - CVM* [Brazilian Securities and Exchange Commission], specially the ones applicable to the elaboration of the quarterly obligatory information.

5. We examined the equity balance, on June 30, 2000, presented with comparative purposes, as per opinion, with no remarks, dated on July 31, 2000. We reviewed also the result statement for the quarter ended on September 30, 1999 and the nine months period ended on such date, presented for comparative purposes, as per opinion, with no remarks, and issued on October 27, 1999.

6. Our special review was effected with purposes of a issuance of a review report regarding quarterly information referred above (basic quarterly information). Marcopolo's and controlled companies consolidated quarterly information referred to quarter ended on September 30, 2000, elaborated under its

O1 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE DENOMINATION	3 - CGC
00845	MARCOPOLO S.A.	88.611.835/0001-29

respective management liability, are presented with supplementary information purposes, in order to assure an additional analysis and are not required as part of basic quarterly information. Said consolidated quarterly information were submitted to same special review proceedings applied for the basic quarterly information review and we have no information regarding any relevant modification that shall be made in respect to basic quarterly information considered as a whole.

7. We had examined consolidated quarterly information on June 30, 2000, presented with comparative purposes, as per report with no remark, issued on July 31, 2000 and consolidated quarterly information referred to quarter ended on September 30, 1999, presented with comparative purposes, were not reviewed by independent auditors.

November 6, 2000.

KPMG Auditores Independentes
CRC 2SP014428/O-6 "S"RS

Wladimir Omiechuk
Accountant CRC RS–041241/O-2

4

THE REGISTRATION WITH CVM DOES NOT IMPLY ANALYSIS OF THE COMPANY, AND ITS MANAGEMENT IS THE SOLE RESPONSIBLE FOR THE VERACITY OF THE INFORMATION PRESENTED.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29
4 – CORPORATE NAME		
MARCOPOLO		
5 – PREVIOUS CORPORATE NAME		
MARCOPOLO S.A. – CARROCERIAS E. ONIBUS		
6 – NIRE		

01.02 - HEADQUARTERS

1 – ADDRESS	2 - DISTRICT
Av. Marcopolo, 280	Planalto

3 – ZIP CODE	4 – MUNICIPALITY	5 - UF
95086-200	Caxias do Sul	RS

6 – DDD	7 – TELEPHONE	8 - TELEPHONE	9 – TELEPHONE	10 - TELEX
54	209-4604	—	—	—
11 – DDD	12 – FAX	13 - FAX	14 – FAX	
54	209-40101	—		
15 - E-MAIL				

01.03 – SHAREHOLDERS' DEPARTMENT

02 JUL 30 AM 9:27

1 – NAME
Bco.Itaú S.A. Claudio Vieira Ribeiro
2 – TITLE
Shareholders Accounts' Manager

3 – ADDRESS	4 - DISTRICT
Rua Boa Vista, 185-6° andar	Centro

5 – ZIP CODE	6 – MUNICIPALITY	7 - UF
01014-001	São Paulo	SP

8 - DDD	9 - TELEPHONE	10 – TELEPHONE	11 – TELEPHONE	12 - TELEX
011	237-5529	—	—	
13 - DDD	14 – FAX	15 - FAX	16 – FAX	
11	237-5695	—	—	—
18 – E-MAIL				

OTHER PLACES TO ASSIST SHAREHOLDERS

18 - ITEM	19 – MUNICIPALITY	20 - UF	21 - DDD	22 - TELEPHONE	23 - TELEPHONE
01	Caxias do Sul	RS	054	209-4609	

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

01.04 - MARKET RELATIONS' OFFICER (BUSINESS MAILING ADDRESS)

1 - NAME Carlos Zignani					
2 – ADDRESS Av. Marcopolo, 280				3 - DISTRICT Planalto	
4 – ZIP CODE 95086-200	5 - MUNICIPALITY Caxias do Sul				6 – UF RS
7 – DDD 54	8 - TELEPHONE 209-4115	9 - TELEPHONE	10 - TELEPHONE —	11 - TELEX	
12 - DDD 54	13 - FAX 209-4010	14 - FAX —	15 - FAX —	—	
16 - E-MAIL zignani@marcopolo.com.br					

01.05 - REFERENCE / AUDITOR

1 – DATE OF BEGINNING OF LAST FISCAL YEAR 01/01/2000	2 – DATE OF ENDING OF LAST FISCAL YEAR 12/31/2000
3 – DATE OF BEGINNING OF FISCAL YEAR IN COURSE 01/01/2001	4 – DATE OF ENDING OF FISCAL YEAR IN COURSE 12/31/2001
5 – AUDITOR'S CORPORATE NAME KPMG Auditores Independentes	6 – CVM CODE 00418-9
7 – RESPONSIBLE ACCOUNTANT'S NAME Wladimir Omiechuk	8 – CPF 315.757.570-87

01.06 – CHARACTERISTICS OF THE COMPANY

1 – STOCK EXCHANGE WHERE IT IS REGISTERED

	BVBAAL		BVMESB		BVPR	X	BVRJ		BVST
X	BVES		BVPP		BVRG	X	BOVESPA		

2 – TRADING MARKET Stock exchange
3 – STATUS Operational
4 – ACTIVITY CODE 1120100 – Bus bodies
5 – MAIN ACTIVITY Manufacturing of bus bodies

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

01.07 – SHAREHOLDERS CONTROL/SECURITIES

1 – NATURE OF SHAREHOLDERS' CONTROL

National Private

2 – SECURITIES ISSUED BY THE COMPANY

X	Shares		Redeemed Shares		Debentures
	Debentures convertible into shares		Founders Shares		Subscription bonus

01.08 – PUBLICATION OF DOCUMENTS

1 – NOTICE TO SHAREHOLDERS OF DFs AVAILABLE	2 – DATE OF SHAREHOLDERS MEETING THAT APPROVED DFs 05/21/2001
3 – CONVOCATION OF SHAREHOLDERS' MEETING FOR DFs APPROVAL 01/05/2001	4 – PUBLICATION OF FINANCIAL STATEMENTS 2/22/2001

01.09 – NEWSPAPERS WHERE THE COMPANY PUBLISHES INFORMATION

1 – ITEM	2 - TITLE OF NEWSPAPER	3 - UF
01	GAZETA MERCANTIL	SP
02	DIÁRIO OFICIAL	RS
03	JORNAL PIONEIRO	RS

01.10 – MARKET RELATIONS' OFFICER

1 - DATE	2 - SIGNATURE
05/28/2001	

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

02.01 – CURRENT COMPOSITION OF ADMINISTRATIVE COUNCIL AND BOARD OF DIRECTORS

1 – ITEM	2 - NAME OF ADMINISTRATOR	3 - CPF	4 – ELECTION DATE	5 – EXPIRATION OF MANDATE	6 –CODE OF TYPE OF ADMINISTRATOR[1]	7 – FUNCTION
01	Paulo Pedro Bellini	008.123.900-91	4/26/1999	3 years	3	President of Administrative Council – President Director
02	Nestor Antônio Perottoni	004.207.430-49	4/26/1999	3 years	2	Counselor
03	Dilson Sampaio da Fonseca	042.829.227.53	4/26/1999	3 years	2	Counselor
04	José Antônio Fernandes Martins	004.207.600-59	4/26/1999	3 years	3	Director Vice President
05	Valter Antônio Gomes Pinto	004.207.780-04	4/26/1999	3 years	1	Director
06	Raul Tessari	004.292.100-78	04/17/2001	3 years	2	Counselor
07	Carlos Zignani	029.554.070-20	4/26/1999	3 years	1	Director of Relations with Investors
08	José Antônio Fernandes Martins	004.207.600-59	04/17/2001	3 years	3	Counselor
09	Paulo Conte Vasconceios	387,452.910-04	04/17/2001	3 years	2	Counselor

[1] CODE: 1 – MEMBER OF BOARD OF DIRECTORS ONLY;
2 – MEMBER OF ADMINISTRATIVE COUNCIL ONLY;
3 – MEMBER OF ADMINISTRATIVE COUNCIL AND BOARD OF DIRECTORS.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

02.02 – PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH OF THE DIRECTORS AND MANAGERS

PAULO PEDRO BELLINI: Born on 1.20.1927. Especialized in business administration (URGS), courses for president (The Presidents Associations, INC). He began his activities in 1949 as managing shareholder of the company, then in 1954 he became Managing Director. In 1971 he was elected President Director and in 1977 he accumulated the function of President of the Administrative Council. He is also Director of Marcopolo Trading S.A., Marcopolo Distribuidora de Peças Ltda. and MVC Componentes Plásticos Ltda. He is a very experienced manager and has a deep knowledge of the products commercialized by the company. He was awarded several titles of honor.

JOSÉ ANTÔNIO FERNANDES MARTINS: Born on 4/21/1933. Graduated in Mechanical Engineering from Universidade Federal do Rio Grande do Sul. He began his activities as Engineer of Control of Quality and Production in 1960 at Albarus S.A., with internships at Danna Corp. USA and Hayes Stell Corp. Canada. In 1965 he started at Marcopolo as Chief Engineer, then Industrial Engineer in 1969 and, in 1971, he was elected director. He is also director of Marcopolo Trading S.A., Marcopolo Distribuidora de Peças Ltda. and MVC Componentes Plásticos Ltda. He is member of the Administrative Council of Marcopolo S.A. He is specialized in bus bodies and mechanical industry, as well as buses.

VALTER ANTÔNIO GOMES PINTO: Born on 1/27/1932. High School at Colégios do Rosário and Júlio de Castilhos. Marketing and sales courses in Brazil and abroad at School of Business Administration of Southern California – USA. He began his career as publicist and journalist in 1955, and was admitted to the company in 1964 as sales assistant and public relations. Then he occupied the superintendence of sales for the domestic market, with headquarters in Sao Paulo (SP), initiating the sales expansion within the country. In 1970 he was elected director. He is also director of Marcopolo Trading S.A., Marcopolo Distribuidora de Peças Ltda. and MVC Componentes Plásticos Ltda.

RAUL TESSARI: Born on 9/19/1937. Graduated in Economical Science and Business Administration from Universidade de Caxias do Sul (RS). Extension in business administration and capital markets (USA). From 1955 to 1967 he was accountant and consultant of several companies. In 1968 he was director of Agrale S.A. He began in the company in 1974 as Controller Manager and he was elected director in 1975 through 2001. He is also director of Marcopolo Trading S.A., Marcopolo Distribuidora de Peças Ltda., MVC Componentes Plásticos Ltda. and Ciferal Comércio, Indústria e Participações S.A. He is currently a member of the Administrative Council of Marcopolo S.A. In 1992 he was nominated “O Equilibrista do Ano” by IBEF-RS.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

NESTOR ANTÔNIO PEROTTONI: Born on 6/22/1944. Baccalaureate in Law. Graduated from Faculdade de Direito of the Universidade de Caxias do Sul (RS), with specialization in corporate law and commercial law. He worked at Marcopolo S.A. from 1963 to 1999 where he was Legal Assistant. He is a member of the Administrative Council of Marcopolo S.A. He renders legal assistance services.

DILSON SAMPAIO DA FONSECA: Born on 11/30/1943. Baccalaureate in Economics. Graduated from Faculdade de Economia e Administração of the Universidade Federal do Rio de Janeiro. He worked at Banco do Brasil, Central Bank, Banco Real and Banco Bamerindus. While he was an employee of the Central Bank he was assigned to Ministério da Ciência e Tecnologia and Ministério de Previdência e Assistência Social. He currently works at Bull-Up Consultoria Econômica Financeira S/C Ltda. He is a member of the Administrative Council of Marcopolo S.A.

CARLOS ZIGNANI: Born on 7/13/1945. Graduated in Economics from Universidade de Caxias do Sul. He coursed several updating courses. He began his activities in 1962 at Metalúrgica Abramo Eberle. In 1965, he started in the company Madezatti as Director. He started at Marcopolo S.A. in May 1984 as Financial Manager and he was also Materials Manager, Adjunct Director, and in August 1985, Financial Administrative Director and then General Manager, being elected Director of Relations with Investors in 2/1988. He is currently Corporate Director of Marcopolo S.A., Director President of Marcopolo Latinoamérica S.A. and Director of Polo Serviços em Plásticos Ltda.

PAULO CONTE VASCONCELOS: Born on 7/27/1962. Graduated in business administration from UFRGS – Universidade Federal do Rio Grande do Sul, and coursed the MBA in *Finance* at IBMEC – *Instituto Brasileiro de Mercado de Capitais*. He is Director of Special Projects of Bradesco Templeton de Valor e Liquidez. He worked as investments analyst at Cotriexport, Terramar, Unibanco and Citibank. He was manager of Analyses of Patrimônio and Research Director at Merril Lynch and ING Barings. He was Director and Counselor of ABAMEC Sao Paulo and ABAMEC Nacional. He is currently a member of the Administrative Council of Marcopolo S.A. and Cerâmica Chiarelli S.A. and Counselor of IBGC – Instituto Brasileiro de Governança Corporativa.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

03.01 – EVENTS RELATED TO CAPITAL DISTRIBUTION

1 – BASE DATE	2 – DATE OF EVENT	3 – NATURAL PERSONS AND LEGAL ENTITIES	4 – INSTITUTIONAL INVESTORS	5 – SHAREHOLDERS' AGREEMENTS	6 – PREFERRED SHARES WITH VOTING RIGHTS
AGO	04/17/2001	1500	0	YES	NO

7 – PREFERRED SHARES WITH VOTING RIGHTS

8 – DATE OF LAST SHAREHOLDERS' AGREEMENT
6/25/97

03.02 – SHAREHOLDERS WITH OVER 5% OF VOTING SHARES

1 – ITEM	2 – NAME/ CORPORATE NAME	3 - CPF/CNPJ	4 - NATIONALITY	5 - UF	6 – COMMON SHARES (thousands)	7 - %	8 – PREFERRED SHARES (thousands)	9 - %	10 – TOTAL SHARES (thousands)	11 - %	12 – COMP. OF CORPORATE CAPITAL	13 – PARTICIPATION IN THE SHAREHOLDERS' AGREEMENT	14 – CONTROLLING
01	Paulo Pedro Bellini	00.8.1.23.-900/91	BRAZILIAN		9,484	24.64	2,034	4.67	11,518	14.03		YES	YES
02	José Antônio Fernandes Martins	00.4.2.07.-600/59	BRAZILIAN		4,410	11.46	1,021	2.34	5,431	6.62		YES	YES
03	Valter Antônio Gomes Pinto	00.4.2.07.-780-/04	BRAZILIAN		4,012	10.42	616	1.41	4,628	5.64			YES
04	Raul Tessari	00.4.2.92.-100-/78	BRAZILIAN		3.771	9.80	1,317	3.02	5,088	6.20			YES
05	Fundo Bradesco – TEMPLETON	02.895.694-0001/06			4,841	12.58	5,104	11.71	9,945	12.12			NO
06	Fundo Bco Central Prev.Privada – CENTRUS				6,490	16.86	4,027	9.24	10,517	12.81			NO

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

03.01 – EVENTS RELATED TO CAPITAL DISTRIBUTION

1 – BASE DATE	2 – DATE OF EVENT	3 – NATURAL PERSONS AND LEGAL ENTITIES	4 – INSTITUTIONAL INVESTORS	5 – SHAREHOLDERS' AGREEMENTS	6 – PREFERRED SHARES WITH VOTING RIGHTS
AGO	04/17/2001	1500	0	YES	NO

7 – PREFERRED SHARES WITH VOTING RIGHTS

8 – DATE OF LAST SHAREHOLDERS' AGREEMENT
6/25/97

03.02 – SHAREHOLDERS WITH OVER 5% OF VOTING SHARES

1 – ITEM	2 – NAME/ CORPORATE NAME					3 - CPF/CNPJ	4 - NATIONALITY	5 - UF
6 – COMMON SHARES (thousands)	7 - %	8 – PREFERRED SHARES (thousands)	9 - %	10 – TOTAL SHARES (thousands)	11 - %	12 – COMP. OF CORPORATE CAPITAL	13 – PARTICIPATION IN THE SHAREHOLDERS' AGREEMENT	14 – CONTROLLING
97	Ações Ordinárias							
0	0.00	0	0.00	0	0.00			
98	Outros							
5,483	14.24	29,464	67.61	34,947	42.58			
99	Total							
38,491	100.00	43,583	100.00	82,074	100.00			

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

04.01 – COMPOSITION OF CORPORATE CAPITAL

1 – Date of last amendment: 4/28/2001

1 – ITEM	3– TYPES OF SHARES	4 – BOOK-ENTRY OR "ESCRITURAL "	5 – NOMINAL VALUE (Reals)	6 – QUANTITY OF SHARES (thousands)	7 – SUBSCRIBED (thousands of Reals)	8 – PAID-IN (thousands of Reals)
01	COMMON	ESCRITURAL		38,491	60,967	60,967
02	PREFERRED	ESCRITURAL		43,583	69,033	69,033
03	PREFERRED CLASS A			0	0	0
04	PREFERRED CLASS B			0	0	0
05	PREFERRED CLASS C			0	0	0
06	PREFERRED CLASS D			0	0	0
07	PREFERRED CLASS E			0	0	0
08	PREFERRED CLASS F			0	0	0
09	PREFERRED CLASS G			0	0	0
10	PREFERRED CLASS H			0	0	0
11	OTHER PREFERRED CLASSES			0	0	0
99	TOTAL			82,074	130,000	130,000

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

04.02 – SUBSCRIBED CORPORATE CAPITAL AND AMENDMENTS IN THE LAST THREE YEARS

1 – ITEM	2 – DATE OF AMENDMENT	3 – AMOUNT OF CORPORATE CAPITAL (thousands of Reals)	4 – AMOUNT OF AMENDMENT (thousands of Reals)	5 – SOURCE OF AMENDMENT	7 – NUMBER OF SHARES ISSUED (thousands)	8 – PRICE OF SHARE WHEN ISSUED (Reals)
01	4/28/1998	93,853	58	Restatement	0	0.00
02	4/28/1998	101,451	7,593	Capital Reserves	0	0.00
03	4/28/1998	130,000	28,549	Profit Reserves	0	0.00

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

04.03 – BONIFICATION/SPLIT-UPS OR REVERSE STOCK SPLITS IN THE LAST THREE YEARS

1- ITEM	2- DATE APPROVAL	3- NOMINAL VALUE PER SHARE BEFORE APPROVAL (Reais)	4-NOMINAL VALUE PER SHARE AFTER APPROVAL (Reais)	5- NUMBER OF SHARES BEFORE APPROVAL (Thousand)	6- NUMBER OF SHARES AFTER APPROVAL
01	4/28/98			820,738	82,074

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

04.04 – AUTHORIZED CORPORATE CAPITAL

1 – QUANTITY (thuosands)	4 – AMOUNT (thousands of Reais)	3 – DATE OF APPROVAL
2,000,000	0	4/26/93

1 – TYPE	4 – CLASS	3 – NUMBER OF SHARES AUTHORIZED FOR ISSUANCE
COMMON		800,000
PREFERRED		1,200,000

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

06.01 – CASH RETURNS DISTRIBUTED IN THE LAST THREE YEARS

1 - ITEM	2 – RETURN	3 – DISTRIBUTION APPROVAL	4 – DATE OF APPROVAL	5 – END OF FISCAL YEAR	6 – INCOME OR LOSS OF THE PERIOD (thousands of Reais)	7 – AMOUNT OF RETURN	8 – TYPES OF SHARES	9 – CLASS OF SHARES	10 – AMOUNT OF CASH RETURN	11 – DATE OF INITIAL PAYMENT
01	Interest on Shareholders Equity	RCA	7/27/98	12/31/98	30,134	0.0800	COMMON		3,079	10/30/98
02	Interest on Shareholders Equity	RCA	7/27/98	12/31/98	30,134	0.0880	PREFERRED		3,835	10/30/98
03	Interest on Shareholders Equity	RCA	10/26/98	12/31/98	30,134	0.0500	COMMON		1,925	1/28/99
04	Interest on Shareholders Equity	RCA	10/26/98	12/31/98	30,134	0.0550	PREFERRED		2,397	1/28/99
05	Interest on Shareholders Equity	RCA	11/30/98	12/31/98	30,134	0.1200	COMMON		4,619	2/26/99
06	Interest on Shareholders Equity	RCA	11/30/98	12/31/98	30,134	0.1200	PREFERRED		5,230	2/26/99
07	Interest on Shareholders Equity	RCA	12/27/99	12/31/99	11,669	0.0450	COMMON		1,732	3/29/00
08	Interest on Shareholders Equity	RCA	12/27/99	12/31/99	11,669	0.0495	PREFERRED		2,157	3/29/00
09	Interest on Shareholders Equity	RCA	12/21/00	12/31/00	18,730	0.0869	COMMON		3,345	3/26/01
10	Interest on Shareholders Equity	RCA	12/21/00	12/31/00	18,730	0.0956	PREFERRED		4,166	3/26/01

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

06.03 – STATUTORY DISPOSITIONS OF CORPORATE CAPITAL

1 - ITEM	2 – TYPE OF SHARE	3 – CLASS OF SHARE	4 - % OF SUBSCRIBED CAPITAL	5 - % FIX DIVIDEND	6 - % MINIMUM DIVIDEND	7 - % CUMULATIVE DIVIDEND	8 – CALCULUS BASIS	9 – PREDICTION CAPITAL REIMBURSEMENT	10 - GAIN	11 – VOTING RIGHT
01	PREFERRED		53.10	0.00	25.00	0.00	Based on profit	YES	NO	NO
02	COMMON		46.90	0.00	25.00	0.00	Based on profit	YES	NO	YES

06.04 – STATUTORY CHANGES

1 - Date of last amendment to Bylaws	2 – Mandatory dividend (% of income)
4/28/98	25.00

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

07.01 – REMUNERATION AND PROFIT PARTICIPATION OF MANAGERS

1 – MANAGERS PROFIT SHARING	2 – AMOUNT OF GLOBAL REMUNERATION OF MANAGERS	3 – PERIODICITY
YES	250	MONTHLY

1 - FINAL DATE OF LAST FISCAL YEAR 31/12/2000
2 - FINAL DATE OF PENULTIMATE FISCAL YEAR 31/12/1999
3 - FINAL DATE OF ANTEPENULTIMATE FISCAL YEAR 31/12/1998

4 – ITEM	5 – DESCRIPTION OF PARTICIPATIONS AND CONTRIBUTIONS	6 – AMOUNT OF LAST FISCAL YEAR (thousands of Reais)	7 – AMOUNT OF PENULTIMATE FISCAL YEAR (thousands of Reais)	8 – AMOUNT OF ANTEPENULTIMATE FISCAL YEAR (thousands of Reais)
01	PARTICIPATIONS-DEBENTURE HOLDERS	0	0	0
02	PARTICIPATIONS-EMPLOYEES	4,607	2,065	1,365
03	PARTICIPATIONS-MANAGERS	1,873	1,167	1,847
04	PARTICIPATIONS-FOUNDERS' SHARES	0	0	0
05	CONTRIBUTIONS-ASSISTANCE FUND	0	0	0
06	CONTRIBUTIONS-SOCIAL FUND	1,838	1,518	1,439
07	OTHER CONTRIBUTIONS	0	0	0
08	NET INCOME IN FISCAL YEAR	18,730	11,669	30,134
09	NET LOSS IN FISCAL YEAR	0	0	0

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

07.03 – PARTICIPATION IN CONTROLLED COMPANIES AND/OR AFFILIATES

1 – ITEM	2 – NAME/ CORPORATE NAME OF CONTROLLED/AFFILIATE	3 - CPF/CNPJ	4 - CLASSIFICATION	5 - % PARTICIPATION IN THE CAPITAL OF CONTROLLED

6 – % NET WORTH OF CONTROLLED	7 – TYPE OF COMPANY	8 – PREFERRED SHARES (thousands)	9 - %	10 – TOTAL SHARES (thousands)	11 - %	12 – COMP. OF CORPORATE CAPITAL	13 – PARTICIPATION IN THE SHAREHOLDERS' AGREEMENT	14 – CONTROLLING

01	Polo Investimentos Ltda	94,889,326/0001-65	Fechada Controlada	99.95	21.50
Empresa Comercial, Industrial E Outras					

02	MVC Componentes Plásticos Ltda	81,424,962/0001-70	Investida Da Controlada/Coligada	100.00	10.30
Empresa Comercial, Industrial E Outras					

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

09.01 – BRIEF COMPANY BACKGROUND

The company began its activities in 1949 under the name Nicola & Cia. Ltda., in a small wooden hangar in Caxias do Sul. The highway complex was far from what it is today – 1.5 million kilometers.

Not simply by chance, the paths to know Brazil better, discover its wealth and the cultural diversity of our people, get confused with the growth history of a company with the inspiration from the Italian Marco Polo, whose odyssey is written in the Book of Wonders, a classic.

Marcopolo's paths started to be tracked thanks to the entrepreneurial spirit of its founders, excited with a country that started to think big and structure itself for future challenges. The small company with only 15 employees, dedicated to the production of bus bodies, wooden made in the beginning. Governments of Getulio Vargas and Juscelino Kubitschek came and along came industrialization of the country.

Manufacturers were coming into scene and the highway complex was being expanded. Marcopolo, always observant of the steps into the future, in the middle of the 50s, promoted the launching of the first module of the factory in Bairro Planalto, also in Caxias do Sul.

It was the first step of an expansion process that continued in 1981 with the inauguration of the second factory unit, located in Bairro Ana Rech, in the same city. At that time, the country rehearsed the first steps towards the political opening. Led by the president General João Baptista de Figueiredo.

Other expansions. Not only physical, of productivity and business, but also of horizons and borders. Of the modest wooden hanger in 1949 a memoir of a hard and encouraging beginning still remains.

Today, Marcopolo's factories comprise installations that account for 243 thousand square meters with production capacity of 45 to 50 vehicles per day. The company has facilities in Brazil, Argentina, Portugal, Mexico, South Africa and Colombia.

More than a story of success, the paths followed by Marcopolo, in its 50 years, are clear examples of the entrepreneurial capacity of the Brazilian people. Its current leadership position was achieved after strong efforts, work and dedication, ingredients that are the fuel capable of making it possible for Marcopolo to continue succeeding in the future.

The current monthly production of Marcopolo is: 280 highway bus bodies, 440 urban bus bodies and 60 micro, totaling 780 units in addition to 280 complete volare mini buses and tools for buses. On January 1, 2000 Marcopolo had 3,459 employees and on December 31, 2000, 4,253.

09.02 – CHARACTERISTICS OF THE SECTOR

The Brazilian production of bus bodies, and the participation and production of Marcopolo in the last five years were as follows:

BRAZILIAN AUTOMOTIVE BODIES PRODUCTION

	2000	1999	1998	1997	1996
Intercity buses	5,559	3,519	4,666	4,758	4,082
Urban buses	8,302	7,384	13,054	12,140	13,860
Micro-buses	3,140	1,195	1,571	1,406	556
TOTAL (1)	**17,001**	**12,098**	**19,291**	**18,304**	**18,498**

Source: FABUS

MARCOPOLO'S AUTOMOTIVE BODIES PRODUCTION

	2000	1999	1998	1997	1996
Intercity buses	2,643	1,646	2,434	2,391	2,156
Urban buses	2,641	2,861	4,203	3,562	3,518
Micro-buses	1,561	676	935	946	366
TOTAL (1)	**5,183**	**7,572**	**6,899**	**6,040**	**5,074**

MARCOPOLO'S PARTICIPATION IN THE BRAZILIAN PRODUCTION

	2000	1999	1998	1997	1996
Intercity buses	48	47	52	50	53
Urban buses	50	39	32	29	25
Micro-buses	50	57	60	67	66
TOTAL (1)	**49**	**43**	**39**	**38**	**33**

Domestic production:

The net revenues of the controlling company reached R$ 568.0 million (R$ 363.5 in 1999). The net profit of the fiscal was R$18.7 (R$ 11.7 million in 1999).

Exports:

In 2000 the consolidated exports of Marcopolo reached R$ 241.2 million against R$ 129.7 million in 1999.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

09.03 – SEASONALITY PERIODS IN BUSINESS

Traditionally, the first quarter shows a weak performance due to drop in demand, mainly in the highway line, since the acquisitions to respond to the excursions period take place in the last quarter of the year. From the second quarter the market becomes more active, and the acme occurs in the second semester.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

10.01 – PRODUCTS AND SERVICES OFFERED

1 – ITEM	2 – MAIN PRODUCTS AND/OR SERVICES	3 - % GROSS INCOME
01	Bus bodies	75.94
02	Parts for reposition, CKD, MKD, air conditioner, chassis and services	24.06

[Free Translation]

Corporate Legislation

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

10.02 – RAW MATERIALS AND SUPPLIERS

1 - ITEM	2 - RAW MATERIAL	7 - NAME OF SUPPLIER	8 - TYPE OF SUPPLIER	3 - IMPORT	4 – AMOUNT OF IMPORT (thousands of Reais)	5 - AVAILABLE IN LOCAL MARKET	6 – AVAILABLE INTERNATIONAL MARKET	9 – % OF SUPPLY OVER TOTAL SALES OF THE COMPANY
01	Chassis	Agrale S.A.	NOT AFFILIATED	NO	0	YES	YES	13.36
02	Steel	Cia. Siderúrgica Nacional	NOT AFFILIATED	NO	0	YES	YES	6.07
03	Aluminum	Cia Brasileria de Alumínio	NOT AFFILIATED	NO	0	YES	YES	5.03
04	Chassis expander	Tuttotransporti	NOT AFFILIATED	NO	0	YES	YES	4.04
05	Cloth	Audi Coplatex S.A.	NOT AFFILIATED	NO	0	YES	YES	3.12
06	Acrylic	Acrilys do Brasil	NOT AFFILIATED	NO	0	YES	YES	2.59
07	Air conditioner	Thermo King do Brasil	NOT AFFILIATED	NO	0	YES	YES	2.37
08	Steel tubes	Dinaço Ind e Com de Ferro e Aço	CONTROLLED COMPANY	NO	0	YES	YES	2.28
09	transport	Servicarga Transporte e Serviços Ltda	NOT AFFILIATED	NO	0	YES	YES	2.20

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

10.02 – RAW MATERIALS AND SUPPLIERS

1 - ITEM	2 - RAW MATERIAL	3 - IMPORT	4 – AMOUNT OF IMPORT (thousands of Reais)	5 - AVAILABLE IN LOCAL MARKET	6 – AVAILABLE INTERNATIONAL MARKET
10	FIBER PARTS	NO	0	YES	YES

7 - NAME OF SUPPLIER	8 - TYPE OF SUPPLIER	9 – % OF SUPPLY OVER TOTAL SALES OF THE COMPANY
MVC Componentes Plásticos Ltda	CONTROLLED COMPANY	2.00

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

10.03 – MAIN CLIENTS BY PRODUCTS AND/OR SERVICES

1 - ITEM	2 - ITEM	3 – NAME OF PRODUCT/CLIENT NAME	4 - % CLIENT PARTICIPATION ON NET INCOME
001		Bus	
001	001	Commercial Epysa S.A.	4.25
002		Bus	
002	002	Futura	4.13
003		Bus	
003	003	Polomex	2.85
004		Bus	
004	004	Derudder Hinos S.R.L.	2.74
005		Bus	
005	005	Nueva Chevallier	2.20
006		Bus	
006	006	Aammco Mercedez	2.19
007		Bus	
007	007	Inverciobistas Mexicana	1.71
008		Bus	
008	008	Empresa CUTCSA	1.57
009		Bus	
009	009	Viação Santa Cruz S.A.	1.49
010		Bus	
010	010	Estrela Blanca	1.45

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

1- ITEM	2- DESCRIPTION OF REQUESTS	3- AMOUNT OF REQUESTS IN LAST FISCAL (Thousands of Reais)	4- AMOUNT OF REQUESTS IN SECOND TO LAST FISCAL (Thousands of Reais)	5-AMOUNT OF REQUESTS IN THIRD TO LAST FISCAL (Thousands of Reais)
01	Highway = 359	40,697	34,742	22,201
02	Urban = 253	12,857	20,311	28,506
03	Micro = 116	4,303	4,601	12,758
04	Minibus volare = 265	8,175	4,570	3,000
99	TOTAL	66,032	64,224	66,465

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

11.01 – PRODUCTION PROCESS

The production process is in phases, the first one being the manufacturing of parts, and the second the assembling in line, in order to put the parts produced together, forming the bus body.

Marcopolo, in addition to acquiring a large number of components and parts from suppliers, also manufactures a series of parts and components in its production line, such chairs, structure parts and others.

Machinery and equipment used by the Company are conventional, being specialized only the model and assembly, which were developed by the company (know-how). They have an average life of six years and have been depreciated 60% of their value.

For the characteristics of the production process and assembly, there are no relevant risks that could stop the production process.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

11.02 – COMMERCIALIZATION PROCESS

Products are commercialized through a net of commercial representatives located strategically all over the national territory and abroad, to wit:

Domestic market: Caxias do Sul and Porto Alegre (RS); Florianópolis (SC), Curitiba, Londrina and Cascavel (PR), São Paulo and Presidente Prudente (SP); Rio de Janeiro (RJ); Goiânia (GO); Recife (PE); Salvador (BA); Fortaleza (CE); Belém (PA); Belo Horizonte (MG); Manaus (AM); São Luiz (MA); Vitória (ES) and Cuiabá (MT).

International market: South Africa, Cuba, Uruguay, Dominican Republic; Peru, Chile, Argentina, Bolivia, Colombia, Ecuador, Paraguay, Venezuela, Costa Rica, Emirados Arabes and Mexico.

The reposition parts are commercialized through stores (19) located strategically all over Brazil.

Main markets:

Domestic: Rio Grande do Sul, Sao Paulo, Minas Gerais, Rio de Janeiro, Paraná, Bahia, Pernambuco and Pará.

International: South America, Africa and Central America.

Exports:

From 1.1.98 to 12.31.98 = 34.7%
From 1.1.99 to 12.31.99 = 43%
From 1.1.00 to 12.31.00 – 49.5%

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

11.03 – POSITION IN COMPETING PROCESS

Brazilian production of bus bodies:

Period: January through December 2000

Competitors	Highway	Urban	Micros
Cia. Americana Intl. De Onibus/CAIO		x	
Busscar Onibus SA	x	x	x
Comil Carroceria e Onibus Ltda	x	x	x

The participation of the company by segment is as follows:

- highways bus bodies 47.5%
- urban bus bodies 49.5%
- micros 49.7%

Source: FABUS – Associação Nacional de Carroçarias para Ônibus.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

12.01 – MAIN PATENTS, TRADEMARKS AND FRANCHISES

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
01265-3	KLABIN RIOCELL SA	89.637.490/0001/45

12.01 – MAIN PATENTS, TRADEMARKS AND FRANCHISES

DESCRIPTION	PROPRIETOR (CODE)	TERM OF USE
Marca Marcopolo Classe 40 – Brasil	1	6/11/04
Marca Marcopolo Classe 37 - Brasil	1	7/25/05
Marca Marcopolo Classe 38 - Brasil	1	12/10/07
Marca Marcopolo Classe 40 – Brasil	1	5/22/04
Marca Marcopolo Classe 09 – Brasil	1	5/22/04
Marca Marcopolo Classe 07 – Brasil	1	3/30/02
Marca Marcopolo Classe 07 – Brasil	1	1/27/03
Marca Marcopolo Classe 07 – Brasil	1	1/27/03
Marca Marcopolo Classe 07 – Brasil	1	1/27/03
Marca Marcopolo Classe 07 – Brasil	1	3/30/02
Marca Marcopolo Classe 37 – Brasil	1	9/8/02
Marca Marcopolo Classe 37 – Brasil	1	7/25/05
Marca Marcopolo Classe 19 – Brasil	1	6/25/05
Marca Marcopolo Classe 20 – Brasil	1	6/10/05
Marca Marcopolo Classe 20 – Brasil	1	6/10/05
Marca Marcopolo Classe 38 – Brasil	1	12/25/04
Marca Marcopolo Classe 40 – Brasil	1	12/10/07
Marca Marcopolo Classe 07 – Brasil	1	10/13/01
Marca Marcopolo Classe 07 – Brasil	1	8/10/10
Marca Marcopolo Classe 07 – Brasil	1	4/25/08
Marca Marcopolo Classe 07 – Brasil	1	10/27/01
Marca Marcopolo Classe 07 – Brasil	1	10/27/01
Marca Marcopolo Classe 07 – Brasil	1	10/27/01
Marca Marcopolo Classe 07 – Brasil	1	10/27/01
Marca Marcopolo Classe 08 – Brasil	1	1/19/02
Marca Marcopolo Classe 12 – Ghana	1	12/11/04
Marca Marcopolo Classe 12 – Chile	1	12/17/10
Marca Marcopolo Classe 12 – Uruguai (Figurativa)	1	10/17/07
Marca Marcopolo Classe 24 – Uruguai	1	12/4/01
Marca Marcopolo Classe 39 – Uruguai (Nominativa)	1	6/7/05
Marca Marcopolo Classe 12 – Peru	2	10/29/05
Marca Marcopolo Classe 24 – Uruguai		6/7/05
Marca Marcopolo Classe 37 – Coréia	1	9/21/08
Marca Marcopolo Classe 12 – Honduras	1	7/3/10
Marca Marcopolo Classe 12 – África Do Sul	1	7/17/08
Marca Marcopolo Classe 12 – Perú	1	9/17/06

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

DESCRIPTION	PROPRIETOR (CODE)	TERM OF USE
Marca Marcopolo Classe 12 – Costa Rica	1	2/20/04
Marca Marcopolo Classe 12 – Bolívia	1	4/25/04
Marca Marcopolo Classe 12 – Guatemala	1	5/16/04
Marca Marcopolo – Líbano	1	4/10/03
Marca Marcopolo Classe Mista – Equador	1	3/15/02
Marca Marcopolo Classe 12 – Paraguai	1	2/20/04
Marca Marcopolo Classe 12 – Bélgica	1	8/14/03
Marca Marcopolo Classe 19 – Venezuela	1	1/14/04
Marca Marcopolo Classe 19 – Venezuela	1	7/4/02
Marca Marcopolo Classe 12 – Panamá	1	3/30/03
Marca Marcopolo Classe 12 – Nigéria	1	10/12/04
Marca Marcopolo Classe 12 – Israel	1	8/26/14
Marca Marcopolo Classe 12 Mista – Indonésia	1	12/21/02
Marca Marcopolo Classe 12 – Paquistão	1	12/31/03
Marca Marcopolo Classe 12 – Portugal	1	5/10/03
Marca Marcopolo Classe 12 – Malta	1	3/30/07
Marca Marcopolo Classe 19 – China	1	3/29/02
Marca Marcopolo Classe 19 – China	1	7/4/03
Marca Marcopoo Class 19 – Est. Unidos	1	4/3/04
Marca Marcopolo Classe 26 – El Salvador	1	2/20/05
Marca Marcopolo Classe 12 – Iraque	1	8/23/02
Marca Marcopolo Classe 12 – Kuwait	1	12/28/02
Marca Marcopolo Classe 12 – JordÂnia	1	10/2/14
Marca Marcopolo – Arábia Saudita	1	3/23/05
Marca marcopolo Classe 12 – Chile (Figurativa)	1	6/12/07
Marca Marcopolo Classe 30 – Uruguai	1	9/17/07
Marca Marcopolo Classe 07 – Uruguai	1	12/19/01
Marca Marcopolo Classe 12/Mista-Emirados Árabes	1	2/27/06
Marca Marcopolo Classe 12/Mista-Colômbia	1	4/4/05
Marca Marcopolo Classe 12/Mista-Romênia	1	9/22/05
Marcia Marcopolo Classe 12/Mista-Moldavia	1	10/27/04
Marca Viaggio Classe 07 – Brasil	1	7/24/04
Marca Torino Classe 07 – Brasil		7/24/04
Marca Julioverne Classe 7 – Brasil	1	12/25/05
Marca Sanremo Classe 07 – Brasil	1	10/27/01

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

DESCRIPTION	PROPRIETOR (CODE)	TERM OF USE
Marca Marcorio Classe 40 – Brasil	1	02/10/04
Marca Paradiso Classe 07 – Brasil	1	5/6/04
Marca Nicola Classe 07 – Brasil	1	10/25/01
Marca Andiamo Classe 07 – Brasil	1	5/3/08
Marca Allegro Classe 07 – Brasil	1	11/4/03
Marca Marcopolo Classe 12 Mista – Argentina	1	5/16/11
Marca Marcopolo Classe 12 Mista – México	1	11/30/03
Marca Paradisco Classe 12 – Argentina	1	11/30/03
Marca Strada Classe 12 – Argentina	1	10/4/04
Marca Paradiso Classe 12 – México	1	10/4/04
Marca Alegro Classe 12 – México	1	10/4/04
Marca Torino Classe 12 – México	1	10/4/04
Marca Mattina Classe 7 – Brasil	1	11/23/09
Marca Zingaro ?Classe 7 – Brasil	1	11/23/09
Marca Spedito Classe 7 – Brasil	1	11/23/09
Marca Volare Classe 7 – Brasil	1	11/23/09
Marca Volare Classe 12 – Chile	1	12/18/08
Marca Volare Classe 12 – Uruguai	1	10/16/08
Marca Volare Classe 12 – Paraguai	1	9/3/09
Marca Volare Classe 12 – Peru	1	10/22/08
Marca Polomex Classe 12 – México	1	9/20/10
Marca Andare Classe 12 – México	1	6/26/10
Marca Viale Classe 12 – México	1	9/20/10
Marca Fratellio Classe 12 – México	1	9/20/10

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 – CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

13.01 – RELEVANT PROPERTIES

1 – ITEM	2 – TYPE OF PROPERTY	3 – ADDRESS	4 - CITY	5 – UF	6 – TOTAL AREA (THOUSANDS M^2)	7 - CONSTRUCTED AREA (THOUSANDS M^2)	8 – AGE (YEARS)	9 – INSURANCE	10 - MORTGAGE	11 - LEASED FROM THIRD PARTIES	12 - DATE OF CONTRACT	13 - END LEASE DATE	14 – OBSERVATION
01	FACTORY	Av. Marcopolo, 280 – Bairro Planalto	Casias do Sul	RS	49.000	38.000	47	YES	NO	NO			
02	FACTORY	RS 230 – km 02 – Bairro de Ana Rech	Caxias do Sul	RS	305.000	58.000	25	YES	NO	NO			
03	LAND	São Gotardo – Fazenda Souza	Caxias do Sul	RS	448.000	0.000	21	NO	NO	NO			
04	LAND	Rua Jacson de Figueiredo	Porto Alegre	RS	0.330	0.000	13	NO	NO	NO			
05	LAND	Linha Luciana	Caxias do Sul	RS	0.072	0.072	22	NO	NO	NO			
06	GARAGE	Rua Marques do Herval	Caxias do Sul	RS	0.072	0.072	22	NO	NO	NO			

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

13.01 — RELEVANT PROPERTIES

1 – ITEM	2 – TYPE OF PROPERTY					3 –ADDRESS				
4 – CITY	5 –UF	6 – TOTAL AREA (THOUSANDS M^2)	7 - CONSTRUCTED AREA (THOUSANDS M^2)	8 – AGE (YEARS)	9 – INSURANCE	10 - MORTGAGE	11 - LEASED FROM THIRD PARTIES	12 - DATE OF CONTRACT	13 - END LEASE DATE	
14 – OBSERVATION										

07	LAND WITH BUILDING				Av. Minas Gerais				
Porto Alegre	RS	4.00	2.00	13	YES	NO	NO		

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

14.03 – ADDITIONAL INFORMATION DEEMED IMPORTANT FOR BETTER UNDERSTANDING OF THE COMPANY

PUBLIC ANNOUNCEMENT

In accordance with Publication CVM 31/1984, we hereby inform the shareholders and the market that the companies Polo Investimentos Ltda. (Polo) and MVC Componentes Plasticos Ltda. (MVC), controlled by Marcopolo S.A. and sole quota holders of Dinaço Indústria e Comércio de Ferro e Aço Ltda. (Dinaço) (indirecIty controlled by Marcopolo), concluded the negotiations with Tyco Flow Control do Brasil Ltda. (Tyco), with headquarters in Sao Paulo, SP, and entered into a Quota Sale and Purchase Agreement on 3/8/01, by means of which Polo and MVC are transferring the totality of the quotas of Dinaço's capital to Tyco. The amount of the transaction will be established based on the balance sheet of 2/28/01, proceeding with the usual adjustments for this type of transaction.

With this transaction, Marcopolo has the objective of focusing on its main activity: bus sector.

Caxias do Sul, March 9, 2001

Carlos Zignani
Director of Relation with Investors

PUBLIC ANNOUNCEMENT

Marcopolo hereby informs the public that its controlled company Polo Investimentos Ltda., which held since July 1999, 50% of the stock capital of Ciferal Comercio, Industria e Participacoes S.A. (Ciferal), increased its participation to 94.0205%, by subscribing and paying-in the capital increase of Ciferal in March 2001.

In addition, on 3.26.2001, Marcopolo executed with RJ Administracao e Participacoes S.A. (RJ), Agreement of Promise to Assign and Transfer Shares, to acquire the balance of shares held by RJ in Ciferal, which correspond to 5.9779% of the total capital, to be paid in five years, approximate price of R$ 3,605,000.00.

Polo's participation in Ciferal's capital is then 99.9984%.

The transaction purposes consolidate Marcopolo's presence in the bus bodies market in the center of Brazil, since Ciferal is located in Duque de Caxias, Rio de Janeiro State.
Caxias do Sul, April 4, 2001

Carlos Zignani

Director of Relation with Investors

PUBLIC ANNOUNCEMENT

In accordance with Instruction CVM 31/84, Marcopolo SA informs that it signed the technology transfer agreements to Iveco, one of the leaders, in Europe, *in the production and commercialization of buses and trucks.*

Mentioned agreement is valid for seven years and involves an amount equal to US$ 12,000,000.00, and has the purpose of developing bus bodies to be manufactured using Iveco's chassis, at CBC (Chagzhou Bus Company) located in Changzhou, Jangsu, China).

Iveco formed a joint-venture with CBC, equal participation, for the manufacturing and commercialization of urban buses and highway, from seven to 12 meters, with chassis Iveco and bodies built with Marcopolo technology.

CBC occupies the third place among bus producers in China, with 13% of the market and an annual average production of around 6,000 buses.

Caxias do Sul, May 2, 2001

Carlos Zignani

Director of Relation with Investors

PUBLIC ANNOUNCEMENT

In accordance with Instruction CVM 31/84, Marcopolo hereby informs that it signed on 9.24.01, contracts with Tamimi and Saihati Transport Corporation (Taseco), located in Saudi Arabia, for supply by Marcopolo, from 2002 through 2004, 1,500 highway bus bodies, approximate amount of US$60 milliion. Mentioned contracts were signed together with Daimlerchrysler do Brasil Ltda. and Volkswagen do Brasil Ltda., which will supply the chassis for the buses.

Caxias do Sul, September 24, 2001

Carlos Zignani

Director of Relation with Investors

PUBLIC ANNOUNCEMENT

In accordance with Instruction CVM 31/84, Marcopolo hereby informs its shareholders and the market that Marcopolo SA, based on agreement executed with Superbus de Bogota SA (Superbus), company of Group Fanalca SA and leader in the production and commercialization of bus bodies in Colombia, incorporated in Colombia a company named Superpolo SA, and Superbus S.A., through its shareholders, will hold a 50% interest in Superpolo and Marcopolo, through its controlled company Ilmot International Corporation S.A. will hold the other 50% of the capital stock.

Superpolo SA will initiate its activities in November/2001 and will have as its main objective the manufacturing and assembly of bus bodies in Colombia, Venezuela, Peru, Ecuador and Panama.

The association consolidates Marcopolo's position as one of the largest world bus bodies' producers.

Caxias do Sul, October 25, 2001

Carlos Zignani

Director of Relation with Investors

PUBLIC ANNOUNCEMENT

In accordance with Instruction CVM 31/84, we hereby inform the shareholders and the market that Marcopolo, through its controlled company Ilmot International Corporation, incorporated a company in Johannesburg, South Africa, named Marcopolo South Africa (PTY) Limited, which acquired on November 13, 2001 part of the assets of the industrial complex Volvo South Africa (PTY) Limited located in South Africa. These assets comprise inventories, , machinery and equipment of the production line of bus bodies from Volvo, including the employees who work in such production line. Marcopolo South Africa (PTY) Limited will manufacture bus bodies, under the chassis of several brands, and the capacity will be of 700 units/year.

The investment, considering the acquisition of assets and conformity of the production line to the know-how Marcopolo, represents an amount equal to US$ 1,200,000.00, and consolidates the presence of Marcopolo in the South African market.

Caxias do Sul, November 14, 2001

Carlos Zignani

Director of Relation with Investors

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

16.01 - LEGAL PROCEEDINGS IN EXCESS OF 5% OF THE NET WORTH OR NET INCOME

1- ITEM	2 – DESCRIPTION	3 - % NET WORTH	4 - % NET INCOME	5 – PROVISION	6 – AMOUNT
01	LABOR	1.97	22.70	SIM	2,142
02	TAX	3.29	37.94	Não	0
03	OTHERS	0.00	0.00		0

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

14.05 – INVESTMENT PROJECTS

In 1996, 1997, 1998, 1999 and 2000, Marcopolo invested respectively, R$10.9 million, R$21.5 million, R$19.5 million, R$22.9 million and R$14.3 million. The Company expects to invest in 2001 up to R$ 20 million with its own resources.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

15.01 – ENVIRONMENTAL PROBLEMS

The activities of the Company do not generate environmental problems but for better control there is a shed roof.

For the environment, it was approved by the State of Rio Grande do Sul Ministry, and it was built, in the Ana Rech and Planalto units, stations of effluents treatment.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

18.01 – BYLAWS

CHAPTER I

Name, Object, Head Office and Duration

Article 1 – MARCOPOLO S.A. is a corporation, governed by these by-laws and by the applicable legal provisions.

Article 2 – The Company has its head office and jurisdiction in the City Caxias do Sul- RS, it being empowered, by resolution of the Board of Directors, create and extinguish branches, offices and any other establishes in Brazil or abroad.

Article 3—The company has an indeterminate term of duration.

Article 4 - The Company's objects are: the manufacturing and commercialization of buses, automotive vehicles, bus bodies, tractors, auto parts, agricultural machinery, machines and industrial motors, iron and steel, tools, iron fitting, cutlery, metal structures, as well as the treatment of materials destined to the manufacturing of those products, materials for installation for heating, refrigerating and ventilating, repair services, restoration, including technical assistance of all products of its field, agency and representation, import and export of these products and services, agriculture, reforesting, it being allowed to participate in other companies in Brazil or abroad.

CHAPTER II

Capital Stock and Shares

Article 5- The capital stock totally paid-in is R$ 130,000,000 (one hundred and thirty million Reais), divided into 82,073,858 shares, being 38,490,512 book-entry common shares and 43,583,346 book-entry preferred shares, all without par value.

Paragraph 1: The Company is authorized to increase its capital (Art. 168 of Law 6,404 of 12.15.76) up to 2,000,000,000 (two billion) shares, being 800,000,000 (eight hundred million) common shares and 1,200,000 (um billion and two hundred million) preferred shares. The General Meeting or Administrative Council shall decide the number of preferred shares of each capital increase.

Paragraph 2: Within the limit of the stock capital, the Company may, by way of resolution by the Administrative Council, increase the stock capital, regardless of change in the By-laws, it being allowed the issue of both common and preferred shares.

Paragraph 3: The shares are indivisible before the Company.

Paragraph 4 – The Company can, by way of proposal of the General Meeting and within the limits of its capital, grant options to purchase shares of the Company, to its officers or employees or individuals that may render services to the Company or controlled company.

Article 6- *All the shares of the Company will be book-entry and shall be maintained in a deposit account at a financial institution to be* designed by the Administrative Council, without issuance of certificates.

Article 7- Shareholders can freely trade their shares.

Article 8- The shareholders may or may not have the preferential right to subscribe for shares, debentures convertible in shares, and subscription bonuses, within the conditions established by law, subject to resolutions of the Administrative Council or General Meeting.

Article 9—Each common share entitles its holder to one vote at General Meetings.

Article 10—Preferred shares are not entitled to vote, but are entitled to the following rights and preferences:

a) the participation with equal conditions with common shares in the distribution of shares by the Company, in case of incorporations of splits of the stock, capital reserves or revaluation of the assets;

b) preference in case of liquidation of the Company in the reimbursement of the capital stock up to the limit of their own capital (preferred shares), and then the common shares will be reimbursed, again equally up to the limit of their own capital, and the balance will be distributed in equal parts among all shares, either common or preferred.

Article 11—The General Meeting may create a fund destined to the redemption of preferred shares and decide on the investment of mentioned reserve, determining the conditions and how to proceed.

Article 12 – If the redemption does not involve all preferred shares, redemption can only be made by way of an auction.

Article 13—The redemption cannot be done for a price lower than the quotation in stock markets for the preferred shares, six months before the Meeting that decided the redemption, and never for a price lower than the amount of the value of each preferred share.

Article 14—By way of resolution of the General Meeting, the Company may approve the conversion of common shares into preferred shares, proportionate to the shares owned, until the total number of shares reach 2/3 of the issued shares.

Article 15— The Company may issue debentures, convertible into shares or not, by means of approval by the General Meeting, the legal rules and regulations that govern the subject being observed.

CHAPTER III

Management

Article 16- The Company will be managed by an Administrative Council and a Board of Directors.

Paragraph 1 – Managers will not need to submit collateral and they will take office by signing the proper book, when the declarations required by law will be made.

Paragraph 2 - The General Shareholders' Meetings will decide the compensation of the managers. In case the General Meeting fixes a global amount, each one will receive the amount decided by the Administrative Council, within the limited fixed by the General Meeting.

Paragraph 3 – Managers will receive 13 salaries, and the Administrative Council shall decide on the distribution.

Article 17 – The Administrative Council and Board of Directors will meet upon call and under the supervision of the respective presidents, whenever the social interests and the law shall require, with the presence of at least the majority of its members, who will decide by majority of votes, the President having the casting vote apart from his own vote.

Article 18 - The Administrative Council will have at least three members and seven at the most, all shareholders of the Company, residing in Brazil, elected by the General Shareholders' Meeting, which can dismiss them at any time, for a three (3) year term of office, reelection being permitted, and their terms of office will extend until the new managers elected take office.

Paragraph 1: The Administrative Council will choose a President among its members.

Paragraph 2: In case of impediment of the President, he will appoint the Counselor to preside the Council. In the case of vacancy of the President, the remaining counselors will appoint a counselor to become President.

Paragraph 3: In case of vacancy of Counselor, a General Meeting will be called for the election of a replacing counselor, if the number of the remaining counselors is lower than three.

Article 19: The Administrative Council shall:

a) determine the general orientation of the deals of the Company.

b) elect and remove president director, the vice-president director and remaining directors of the Company and determine their duties and compensation, according to the law and the provisions herein;

c) oversee the management, examine at any time the books and documents of the Company, request information on the agreements already executed, to be executed, and any other acts;

d) call General Meetings whenever it deems fit and in the cases provided by law;

e) give opinion on the Management Report and Executive Management's accounts;

f) set forth criteria for the individual compensation, observed the global amount established by the General Meeting;

g) choose and dismiss independent auditors;

h) decide on capital increases and issuance of subscription bonuses, within the limit of the authorized capital, establishing the conditions, price and paying in term;

i) decide on the negotiation with shares of issuance of the Company for canceling or maintenance in treasury and respective sale authorizing the Board of Directors when one the options be of interest of the Company;

j) declare dividends to the accumulated profits account or existing reserves in the last annual balance sheet or shorter period;

l) determine, according to the terms of the General Meeting and observing paragraph 1 of Article 59 of Law No. 6,404/76, the rules and conditions for the issue of debentures, as well as change, extend, or renegotiate such rules and conditions;

m) decide on the issuance of promissory notes for public placement (commercial paper);

n) decide on the payment of credits of interest on shareholders' equity calculated over the net worth, in the form and conditioned referred to in paragraph second of Article 33;

o) discipline and at its own discretion and proposal of the Board of Directors, systems of participation of employees in the profits and/or results of the Company, as stated in paragraph 3 of Article 33.

Article 20 - The Board of Directors, elected by the Administrative Council, will have at least two members and seven at the most, residing in Brazil, who may or may not be shareholders, for a three (3) year term of office, reelection being permitted; there will be one Director President, one Director Vice-President and remaining officers.

Sole Paragraph - In the event of a vacancy, including Director President and Director Vice-President, the Administrative Council will appoint a substitute who will remain in office until the end of the term of office of the replaced director.

Article 21 – The directors will have the powers attributed to them by these By-laws, by the Administrative Council and applicable legislation.

Article 22- Directors will be compensated according to Art. 34 over profits of the fiscal year in relation to which the mandatory dividend has been attributed – item "b" of mentioned Article.

Article 23- The Directors shall represent the Company actively and passively in or out of court and in its relationships with third parties.

Paragraph 1: To be valid, the acts of the Board of Directors shall have the signature of two directors.

Paragraph 2: The Board of Directors may appoint managers, attorneys-in-fact, for the practice individually or severally the acts within these By-laws, as well as sell, encumber, trade, or assign properties of the Company, as well as give guarantees, when it is of interest of the Company, and the acts and transactions authorized must be specified, and the duration of the term. Representations before court may be given for indefinite term.

Paragraph 3: The Board of Directors may, after approval by the Administrative Council, institute beneficent, cultural, sportive and leisure, foundations and grant donations and contributions for the consecution of the purposes of the foundation, up to the limits fixed by law.

Paragraph 4: In addition to the attributions determined in these By-laws, the President shall, individually:

a) call meetings of the Board of Directors and be the chairman, by its own initiative or by request of another director;

b) supervise all the Company's activities;

c) organize, together with the other directors the services of the Company, including the creation of functions.

Paragraph 5: The attributions of the Director Vice-President will be determined by the Administrative Council.

Article 24 – The Board of Directors has ample powers, regardless of authorization or ratification by the General Meeting, to enter into contracts and/or issue industrial credit certificates with any financial institutions, as well as sell, trade, assign or encumber any properties of the Company, as well as give personal guarantees when the interest of the Company may deem fit.

CHAPTER IV

Audit Committee

Article 25 - The Company will have an Audit Committee which will have three (3) to five (5) standing members and equal number of alternates, who may or may not be shareholders, residing in Brazil, it being allowed reelection.

Sole Paragraph- The Audit Committee will not be permanent, and it will only be installed in the fiscal years when the shareholders that represent a minimum of one tenth of the voting shares or five percent of the preferred shares, require.

Article 26 - The Audit Committee has the powers and duties according to the law and the provisions herein.

Article 27 - The General Meeting at which a request for the installation of the Audit Committee is presented, will appoint the standing and alternate members, it being observed the applicable legislation.

Article 28 – The compensation of the standing members of the Audit Committee will be determined by the General Meeting that appointed them, according to the limits prescribed by law.

CHAPTER V

General Meeting

Article 29 - General Shareholders' Meetings will be held annually within the four (4) months immediately following the close of the fiscal year and special meetings will be held whenever the Company's interests so require.

Article 30 – General Meetings will be called through press announcements, according to the law.

Article 31 - The resolutions of the Meeting, except those provided by law or these Bylaws, shall be taken by absolute majority of votes attending the meeting.

Paragraph 1: Only shareholders whose names have been duly registered will be allowed to vote in the General Meeting.

Paragraph 2: Shareholders may be represented at General Meetings by attorneys-in-fact constituted in less than one year prior to the Meeting, being a shareholder, manager of the Company, lawyer or financial institution.

Article 32- Once the first call for a General Meeting is published, share transfers or conversions will be suspended for a maximum period of fifteen (15) days.

CHAPTER VI

Fiscal Year, Financial Statements and Profit Sharing

Article 33 - The fiscal year has 12 months and will end on December 31st of each year.

Paragraph 1 – In addition to the balance sheet to be drawn up on December 31, shorter period balance sheets can be prepared, as well as interim dividends can be declared, "ad referendum" of the General Shareholders Meeting, to be booked to the accrued profits account or profit reserves account.

Paragraph 2 – The Company, by determination of the Administrative Council, may pay or credit interest to shareholders, as interest on shareholders' equity, calculated based on the net worth, and those interests, when paid, may be incorporated to the mandatory dividend amount stated in item "b" of Article 34 of the By-laws. The amount of dividends stated herein may be incorporated to the stock capital or maintained in a reserves account destined to increase the capital, all in conformity with Law 9,249 of December 26, 1995.

Paragraph 3 - By means of a proposal by the Board of Directors, the Administrative Council, may, at its sole discretion, implement systems of employee participation in the Company's profits and/or results, of a non-salary nature and with no frequency, according to the rules that the Administrative Council will determine.

Article 34 – Of profits, after the deductions determined by law, including the formation of reserve for employees participation when granted at the Administrative Council sole discretion, up to the limit of 10% of the profit, and the reserve of 10% for managers' gratification, as long as the total does not surpass their annual compensation, and once it being observed Article 152 of Law 6404 of 12.15.76, net profits will be distributed in the following order:

i) five percent (5%) for the constitution of a legal reserve according to Article 193 of Law 6404/76;

ii) twenty-five percent (25%), at least, of the remainder, for the payment of dividends to all shares of the Company;

iii) the remaining balance of the net profits, by proposal of the Management, after the possible formation of reserves permitted by law, will be destined in its totality, to the formation of the following statutory reserves: Reserve for future capital increase, to be used for future capital increase, to be formed with 70% of the remaining balance of the net profit of each fiscal year, not exceeding 60% of the capital; Reserve for payment of interim dividends, to be used for the payment of interim dividends stated in Paragraph 1 of Article 33 of the Bylaws, to be formed by 15% of the remainder net profit of each fiscal, not exceeding 10% of the stock capital; and Reserve for the acquisition of its own shares, to be used for the acquisition of shares issued by the Company, for canceling, maintenance in treasury and/or corresponding sale, to be formed by 15% of the remaining balance of the net profit from each fiscal year, not exceeding 10% of the stock capital.

Article 35 - Dividends will be paid or credited within 60 days counted from the date of publication of the Minutes of the General Meeting approving the accounts of each fiscal.

CHAPTER VII

Dissolution and Liquidation of the Company

Article 36—The Company will be dissolved and will enter into liquidation in the cases contemplated by law.

Article 37 - The General Meeting determining the liquidation will also appoint a liquidating commission and the corresponding Audit Committee, and the choice could be of the members of the Administrative Council or non-shareholders.

Sole paragraph: The same Meeting will also determine the form of liquidation and the powers to be conferred upon the liquidators and their compensation.

CHAPTER VIII

General and Transitory Dispositions

Article 38 - The General Meeting can, within the law, decide on the transformation of the legal type of the Company.

Article 39 - The matters not included in these Bylaws will be resolved by the legislation in effect.

Article 40 - The shareholders accept the responsibilities determined by law and approve these Bylaws in its totality.

Caxias do Sul, April 24, 2002

Carlos Zignani
Director of Relations with Investors

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

19.01 – POSITION IN THE COMPETITIVE PROCESS

Controlled/Affiliate Company: POLO INVESTIMENTOS LTDA.

The Company is a holding.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

Controlled/Affiliate Company

Corporate Name

POLO INVESTIMENTOS LTDA.

19.02 – REQUESTS IN PORTFOLIO IN THE LAST THREE FISCAL YEARS

1-ITEM	2- DESCRIPTION OF REQUESTS	3- AMOUNT OF REQUESTS IN THE LAST FISCAL	4- AMOUNT OF REQUESTS IN THE SECOND TO LAST FISCAL	5- AMOUNT OF REQUESTS IN THE THIRD TO LAST FISCAL
99	NOT ATTENDED REQUESTS	0		

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

19.05 – TRANSACTIONS WITH RELATED COMPANIES

Controlled/Affiliate Company: POLO INVESTIMENTOS LTDA.

Balances and transactions with related parties are as follows:	R$ THOUSAND
Liabilities for loans and checking account	(355)
Financial expenses	145
Financial income	26

The balances of checking accounts are subject to currency update – variation of CDI (Certificado de Depositos Interbancarios)

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

19.10 – PERFORMANCE REPORT

Controlled/Affiliate Company: POLO INVESTIMENTOS LTDA.

The Company is an investor dependant on the results of its controlled companies.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

19.01 – POSITION IN THE COMPETITIVE PROCESS

Controlled/Affiliate Company: MVC COMPONENTES PLÁSTICOS LTDA.

Main competitors:

a) TECNOFIBRAS – BUSSCAR GROUP (TERMOPLASTIC AND TERMOFIX)

ACRILIS – TERMOPLASTIC

HIDROPLAS – TERMOPLASTIC

POLIFIBER – TERMOFIX

ELOBRAS – TERMOPLASTIC AND TERMOFIX

b) POSITION OF THE COMPANY PER PROCESS

- TERMOPLASTIC – Vaccum-forming – market leader
- TERMOFIX – RTM LOW PRESSURE – pioneer and market leader
- FIBERPRINT – Exclusive supplier (patent) for the visual communication market.

c) PRODUCT LINES AND PROCESS

- pioneer in the field of telecommunication in the manufacturing of parts in RTM LOW PRESSURE, producing public phones cabins.
- In the segment of frigorific motor vans pioneer in the supply of sheets for internal revetment in the Fiberprint process, also supplying the civil construction and visual advertisement industries.
- In the segment of Vacuum-forming 250 tons of plastic are transformed monthly.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

Controlled/Affiliate Company
Corporate Name

MVC COMPONENTES PLÁSTICOS LTDA.

19.02 – REQUESTS IN PORTFOLIO IN THE LAST THREE FISCAL YEARS

1-ITEM	2- DESCRIPTION OF REQUESTS	3- AMOUNT OF REQUESTS IN THE LAST FISCAL	4- AMOUNT OF REQUESTS IN THE SECOND TO LAST FISCAL	5- AMOUNT OF REQUESTS IN THE THIRD TO LAST FISCAL
01	Fiber components	24,738	15,412	14,852
99	NOT ATTENDED REQUESTS	0		

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

19.03 – RAW MATERIALS AND SUPPLIERS

Controlled/Affiliate Company: MVC COMPONENTES PLÁSTICOS LTDA.

Raw Material	Supplier
Natural ABS	BRANCO DOW COMP. DE ENG. S/A
Polyester resin	ELEKEIROZ S/A
Natural PP	OPP POLIMEROS AVANCADOS S/A
Polyester resin auto-exting	RESANA S/A
Structural adhesives	LORD INDUSTRIAL LTDA.
Iron tools	METALPARTS MANUF. DE METAIS LTDA.
Poliuretan inks	OXILIN IND. E COM. LTDA.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

19.04 – MAIN CLIENTS PER PRODUCTS AND/OR SERVICES

Controlled/Affiliate Company: MVC COMPONENTES PLÁSTICOS LTDA.

CLIENTS	PRODUCTS
1- MARCOPOLO S/A	- seats, internal back, air taking, external back, tips/
2- VOLVO DO BRASIL LTDA.	- top, bumper, door revetment, fenders
3- BRASIL TELECOM	- protection for telephones
4- IVECO FIAT	- roof for vans Daily and Ducato
5-SPRINGER CARRIER	- gutter for air conditioner
6- MITSUBISHI GLS	- bumper, side frieze for SUVs.
7- IPIRANGA PETROLEO	- road furniture to respond to stations
8- SCANIA	- sign frontal and grades
9- EMBRAER	- air paths and internal components of aircrafts
10- NEW HOLLAND	- Motor cover, roof “colheitadeira”

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

19.05 – TRANSACTIONS WITH RELATED COMPANIES

Controlled/Affiliate Company: MVC COMPONENTES PLÁSTICOS LTDA.

Balances and transactions with related parties are as follows:	R$ THOUSAND
Liabilities for loans and checking account	(23)
Accounts receivables for sales	3
Accounts payable for purchases	287
Sale for products and services	7,385
Purchase of products and services	131
Financial expenses	223
Financial income	161

The balances of checking accounts are subject to currency update – variation of CDI (Certificado de Depositos Interbancarios)

The transactions of sale and purchase of products and services are done in conditions of price and terms equivalents of those with not related third parties.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

19.09 – CHARACTERISTICS OF THE MARKET

Controlled/Affiliate Company: MVC COMPONENTES PLÁSTICOS LTDA.

The plastic market is still growing approximately 5% per annum. In the case of the specific processes of MVC, which are the vacuum-forming, RTM, Low Pressure and Fiberprint, the growth is even bigger, mainly the last two, that are new and are being introduced with competitive prices in relation to current processes and materials.

The greatest challenge to the plastic market will be the nationalization of the main products, which will bring a constant demand for alternative processes that use national products. In the past this problem was practically of the Automotive Industry and today is of the market in general. Another important factor is the increasing pressure in environment related matters. As a result, big waste processes such as spray-up and hand-lay-up will be replaced by safer and with less waste processes. This should generate big opportunities for the processes of MVC.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

19.10 – PERFORMANCE REPORT

Controlled/Affiliate Company: MVC COMPONENTES PLÁSTICOS LTDA.

COMMERCIAL

In the beginning of 2000, we launched a challenge named MVC 2000. Such slogan referred to an internal goal to reach a monthly invoicing of R$2,000,000.00 and for such the commercial area was structured to achieve the goal in June. However, due to the volume of deals, it was possible in April.

The initial budget contemplated a net income resulted from invoicing of R$23,100,000.00, which represented an estimate growth of 42.59% in relation to the previous fiscal. In the end of the year we were able to reach R$24,738,000 representing a growth of 53.6% compared to the previous year, superceding the budgeted.

Such growth was only possible with the increase in the client portfolio because the truck segment did not perform very well. We initiated this year supply to Brasil Telecom (holding of CTMR, Telesc, Telepar, Telebrasilia, Telegoias, Telemat, Telems, Teleacre e Teleron), IVECO, EMRAER and RANDON.

For 2001 we should begin supplying to DENSO, EMTU, TREVIS DO BRASIL, TELEMAR, MERCEDES-BENZ and IVECO (Argentina), whose products have already been developed and we are negotiating.

We also had this year the positive participation in "JEC" – Jornada Européia de Compostos, in Paris, which projected MVC internationally generating several deals, such as the contract with EMBRAER, SCANIA and NEW-HOLLAND. As planned, we had an exhibition at FEIPLAR (Feira do Plástico Reforçado) at Anhembi in São Paulo, where we could show our products and solidify our position before suppliers and competitors.

The negative factor of the commercial area was the impossibility of selling the Fiberprint to which we projected sales in the amount of R$3,000,000/year.

In 2001 MVC should meet its export goals as we signed a contract with IVECO (Argentina) to supply roofs in RTM Light for its truck line.

QUALITY

We emphasized in our quality area was the fact that we achieved all the objectives set out in the beginning of the year, being recertified by ISO 9000, with expiration date extended to 11/24/2002, and being qualified as suppliers of EMBRAER for supply of pars for cabins and dutos for their aircrafts.

In our Quality Cost we projected expenses of 1.5% and we spent 0.91%. Product return that in 1999 represented 1.62% dropped to 0.60%. As for the QS 9000 we did, together with the interim auditing of DNV, a pre-audit focusing in the implementation of the QS. Observations of what should still be implemented were made and we are projecting the implementation for next year.

ENGINEERING

During 2001 our engineering sector was the most searched for to contribute towards out development, and the product "Protetor Telefônico" was classified as the best product of MVC in 2001, since it was manufactured internally and had a daily production of 600 parts.

We contributed for the development of parts in vacuum-forming for Generation VI of Marcopolo.

In the design area we projected a Bus Parade which was sold to EMTU with great export potential.

With respect to processes, we began the development of TWINTEX which will have several uses and should be competitive to SMC, but with a lower investment cost. We should follow the same developing line of RTM Light beginning the research with Pôle de Plasturgie and Chomarat (France).

Parts for the vehicle Pajero from our client MITSUBISHI are in developing stage, a telephone protection in plastic for TELEMAR, that will have a great distinction for its price and made of recycled material and the roofs for the truck IVECO that will be supplied by IVECO-ARGENTINA.

PRODUCTION

During the year, our personnel rotation was low and we finished the year with 305 employees.

As a result of the agreement with BrasilTelecom, during 2000 we used temporary work force, which increased our costs. With the growth estimated for 2001 we will increase our direct work force.

Another relevant factor was the deactivation of the lines of spray-up and assemble of cabins that little contributed to our invoicing and used privileged areas of our factory. As a result, we could increase our production without increasing our factories. The next line to be deactivated will be the conventional RTM.

With regards to investments in equipments, we note the acquisition of one more "extrusora", very important to the growth of the plastic sector. For next year and due to the direction of the plastic segment, we may generate the necessity of extra vacuum machines, however, these can be manufactured internally.

FINANCE

1. COST OF GOODS SOLD. Even after the increases in raw materials costs, we were able to sustain our margins that have been affected only by the sale of fiberglass sheets to Marcopolo, which were commercialized for a contribution margin. Another factor that affected our COGS was the third parties services in plastic sheets manufacturing, which were purchased before the new extrusora started its production.

2. ADMINISTRATIVE EXPENSES. We increased the expenses but were kept within the budget for the year, and we reached the level of 6.20% of the net income in 2000 against the 6.74% in 1999.

3. COMMERCIAL EXPENSES. Increase influenced basically by freight payments not contemplated in the preparation of the initial budget, and incorporated to our commercial department when the contracts were negotiated. The commission was lower due to internal sales being much higher than the sales to representatives.

4. FINANCIAL RESULT. The lack of working capital affected these costs, as well as the delay in the release of the funds from FINEP.

5. NET RESULTS OF THE PERIOD. Positive result at the end of the year, according to table attached.

6. INVESTMENTS. During the year R$793,000 were invested. Among the equipments purchased, we can emphasize the fiberprint machine, the de-humidifier for the extrusora, the computer system and the machine that injects PU.

7. INVENTORIES. Our inventories increased due to the several changes, such as the change in the form to evaluate inventories; the valuation of the Dollar for the imported products; the acquisition of the new extrusora, and the increases of petroleum drifts. This will be one of the most controlled items in 2001.

In 2000 we achieved R$24,738,000 of net income, representing 53.6% of growth. MVC , during the year, had two very different moments. The first third quarters were very bad, mainly with respect to the client Volvo and a fourth quarter very good, recovering the income and the results.

Our strategy to eliminate the low margins as trucks, spray-up and conventional RTM reflected in the good performance of last months. Another important factor was the development of new clients and new markets such refrigeration and telephony.

The creation of the design are was very important to the success of these developments.

One of the most positive points with respect to "Technology" was the pioneer development of the RTM Light process, that will for sure succeed in 2001.

Fiberprint is still a promise due to patent problems of Mr. Fusco. But we believe it will be resolved in the beginning of 2001.

The Vacuum-forming confirmed its excellent results.

With respect to Polo, MVC continued to transfer technology with no cost to Marcopolo, as the RTM Light and Vacuum-forming, but unfortunately it has not figure out how to be compensated and recognized for its work.

The perspectives for 2001 are excellent. We should have a growth higher than in 2000, which we estimate in 61%. With respect to our costs our greatest challenge will be decrease our inventories and balance the cash flow. We should have a definitive solution with Volvo in relation to the low volumes and amortization, the RTM Light process should be the preferred one in the market and the vacuum-forming will continue to be an extremely competitive process and in the process of growing.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

20.01 – DESCRIPTION OF ALTERED INFORMATION

It has been included in group 14 – Projections and Information, chart 03 – Other Information considered important for better understanding of the Company, the Word file containing the Public Announcement.

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE
DFP - STANDARDIZED FINANCIAL STA
COMMERCIAL, INDUSTRIAL COMPANY

ARIS 12-31-00

82-4431

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(5)

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SIBLE FOR THE

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29
4 - NIRE		

01.02 - HEADQUARTERS

01 - COMPLETE ADDRESS				
AV. MARCOPOLO, 280				
2 - NEIGHBORHOOD OR DISTRICT	3 - ZIP CODE	4 - MUNICIPALITY	5 - STATE	
Planalto	95086-200	Caxias do Sul	RS	
6 - AREA CODE	7 - TEL. NO.	8 - TEL. NO.	9 - TEL. NO.	10 - TELEX
054	209-4601	-	-	
11 - AREA CODE	12 - FAX NO.	13 - FAX. NO.	14 - FAX. NO.	15 - EMAIL
054	209-4010	-	-	http: //www.marcopolo.com.br

01.03 - MARKET RELATIONS' OFFICER (BUSINESS MAILING ADDRESS)

1 - NAME			2 - COMPLETE ADDRESS	
CARLOS ZIGNANI			AV. MARCOPOLO, 280	
3 - NEIGHBORHOOD OR DISTRICT	4 - ZIP CODE		5 - MUNICIPALITY	6 - STATE
PLANALTO	95086-200		CAXIAS DO SUL	RS
7 - AREA CODE	8 - TEL. NO.	9 - TEL. NO.	10 - TEL. NO.	11 - TELEX
054	209-4601	-	-	
12 - AREA CODE	13 - FAX NO.	14 - FAX. NO.	15 - FAX. NO.	16 - EMAIL
054	209-4010	-	-	zignani@marcopolo.com.br

01.04 – REFERENCE / AUDITOR

FISCAL YEAR	FIRST DAY OF FISCAL YEAR	LAST DAY OF FISCAL YEAR
1. Last	01/01/2000	12/31/2000
2. Penultimate	01/01/1999	12/31/1999
3. Antepenultimate	01/01/1998	12.31/1998
4. AUDITOR'S NAME	5. CVM CODE	
KPMG Independent Auditors	00418-9	
6. RESPONSIBLE ACCOUNTANT'S NAME	7. RESPONSIBLE ACCOUNTANT'S CFP	
Wladimir Omiechuk	315.757.570-87	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

01.05 - CORPORATE CAPITAL

NUMBER OF SHARES (THOUSANDS)	1. 12/31/2000	2. 12/31/1999	3. 12/31/1998
PAID-IN CAPITAL			
1 - COMMON	38,491	38,491	38,491
2 - PREFERRED	43,583	43,583	43,583
3 - TOTAL	82,074	82,074	82,074
TREASURY SHARES			
4 - COMMON	0	0	0
5 - PREFERRED	0	0	0
6 - TOTAL	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - CORPORATE TYPE Commercial and Industrial Company and Others
2 - STATUS Operational
3 - NATURE OF SHAREHOLDING CONTROL Private and National
4 - ACTIVITY CODE 1120100 – Automotive Bodies
5 - MAIN ACTIVITY Manufacturing of Automotive Bodies
6 - TYPE OF CONSOLIDATION Total

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - CORPORATE NAME

01.08 - DECIDED AND/OR PAID DIVIDENDS

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARES	7 - AMOUNT OF DIVIDENDS PER SHARE
01	RCA	12/21/2000	Interest on Shareholders' Equity	03/26/2001	Common	0.0869000000
02	RCA	12/21/2000	Interest on Shareholders' Equity	03/26/2001	Preferred	0.0956000000

01.09 - MARKET RELATIONS' OFFICER

1 - DATE	2 - SIGNATURE
02/21/2001	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

02.01 - BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 - 12/31/2000	4 - 12/31/1999	5 - 12/31/1998
1	Total assets	365,848	390,816	340,332
1.01	Current assets	191,447	233,416	224,013
1.01.01	Cash	1,532	425	3,091
1.01.02	Credits	97,896	92,403	62,124
1.01.03	Inventories	37,981	36,443	25,701
1.01.03.01	Finished products	8,469	8,905	8,381
1.01.03.02	Products in production	3,442	2,720	2,276
1.01.03.03	Raw and auxiliary materials	22,836	21,217	14,111
1.01.03.04	Merchandise	735	0	0
1.01.03.05	Cash advances to suppliers and others	2,499	3,601	933
1.01.04	Others	54,038	104,145	133,097
1.01.04.01	Securities	39,551	79,928	112,072
1.01.04.03	Other receivable bills	5,621	5,326	6,024
1.01.04.04	Taxes to be recovered	8,866	18,891	15,001
1.02	Long term assets	46,951	25,888	10,951
1.02.01	Various credits	0	0	0
1.02.02	Credits with related companies	40,873	21,339	9,256
1.02.02.01	With affiliated companies	0	0	0
1.02.02.02	With controlled companies	40,873	21,339	9,256
1.02.02.03	With other related companies	0	0	0
1.02.03	Others	5,146	4,549	1,695
1.02.03.01	Taxes and deferred contributions	2,463	1,952	1,350
1.02.03.02	Judicial Deposits	2,503	2,441	327
1.02.03.03	Other receivable bills	180	156	18
1.03	Permanent assets	128,382	131,512	105,368
1.03.01	Investments	70,214	76,472	43,603
1.03.01.01	Interest in affiliated companies	0	0	0
1.03.01.02	Interest in controlled companies	69,211	76,098	43,044
1.03.01.03	Other investments	1,003	374	559
1.03.02	Fixed assets	57,024	54,305	61,432
1.03.02.01	Lands	6,861	7,276	7,829
1.03.02.02	Buildings	32,202	31,969	31,852
1.03.02.03	Machinery and equipment	56,431	51,469	50,869
1.03.02.04	Installations	26,269	25,919	25,181
1.03.02.05	Furniture and utensils	3,629	3,411	4,108
1.03.02.06	Vehicles	1,718	1,690	1,680
1.03.02.07	Other fixed assets	1,457	1,659	1,476
1.03.02.08	Fixed assets in course	786	519	1,586
1.03.02.09	Equipments and data processing systems	11,581	8,288	7,977
1.03.02.10	Cash advances to suppliers	1,334	675	28
1.03.02.11	Accumulated depreciation	(85,204)	(78,570)	(71,154)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

02.01 - BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 - 12/31/2000	4 - 12/31/1999	5 - 12/31/1998
1.03.03	Deferred	1,144	735	333

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

02.02 - BALANCE SHEET - LIABILITIES (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 - 12/31/2000	4 - 12/31/1999	5 - 12/31/1998
2	Total liabilities	365,848	390,816	340,332
2.01	Current liabilities	138,742	133,008	103,702
2.01.01	Loans and financing	45,045	61,847	38,123
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	35,966	17,761	12,394
2.01.04	Taxes and contributions	5,796	4,040	3,216
2.01.05	Dividends due	0	0	0
2.01.06	Provisions	0	0	0
2.01.07	Debts with related companies	3,008	11,202	6,131
2.01.08	Others	48,927	38,158	43,838
2.01.08.01	Salary and Wages payable	17,557	11,556	11,694
2.01.08.02	Clients' advances	5,423	6,340	5,115
2.01.08.03	Commissioned representatives	6,139	4,350	4,501
2.01.08.04	Other Accounts Payable	9,014	9,127	6,223
2.01.08.05	Interest on Shareholders' Equity	6,844	3,536	12,789
2.01.08.06	Advance Billing	2,077	2,082	1,669
2.01.08.07	Managers' profit-sharing	1,873	1,167	1,847
2.02	Long term liabilities	11,378	53,299	39,901
2.02.01	Loans and financing	11,378	53,299	39,901
2.02.02	Debentures	0	0	0
2.02.03	Provisions	0	0	0
2.02.04	Debts with related companies	0	0	0
2.02.05	Others	0	0	0
2.03	Results from future fiscal years	0	0	0
2.05	Net Assets	215,728	204,509	196,729
2.05.01	Present corporate capital	130,000	130,000	130,000
2.05.02	Capital reserves	1,445	1,445	1,445
2.05.03	Reevaluation reserves	0	0	0
2.05.03.01	Owned assets	0	0	0
2.05.03.02	Controlled/Affiliated	0	0	0
2.05.04	Profits reserves	84,283	73,064	65,284
2.05.04.01	Legal	0	0	0
2.05.04.02	Statutory	0	0	0
2.05.04.03	Contingency	0	0	0
2.05.04.04	Future profits	84,283	73,064	65,284
2.05.04.05	Profits retention	0	0	0
2.05.04.06	Special reserve for non-distributed dividends	0	0	0
2.05.04.07	Other profit reserves	0	0	0
2.05.04.07.01	Treasury Shares	0	0	0
2.05.05	Accumulated profits/losses	0	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 – CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

03.01 - RESULTS OF OPERATIONS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3- SINCE 01/01/2000 UNTIL 12/31/00	4- SINCE 01/01/99 UNTIL 12/31/99	5- SINCE 01/01/98 UNTIL 12/31/98
3.01	Gross revenue from sales and/or services	655,483	414,633	443,336
3.02.	Deductions of the gross revenues	(87,435)	(51,102)	(62,581)
3.03	Net revenue from sales and/or services	568,048	363,531	380,755
3.04	Cost of goods sold and/or services rendered	(451,127)	(287,235)	(294,992)
3.05	Gross profit	116,921	76,296	85,763
3.06	Operating revenues/expenses	(81,613)	(61,277)	(48,367)
3.06.01	With sales	(46,413)	(31,159)	(38,081)
3.06.02	General and administrative	(20,772)	(18,539)	(19,535)
3.06.02.01	Administrations' expenses	(18,714)	(16,582)	(17,688)
3.06.02.02	Managers' remunerations	(2,058)	(1,957)	(1,847)
3.06.03	Financial	(5,584)	(16,858)	7,311
3.06.03.01	Financial revenues	20,068	55,376	30,413
3.06.03.02	Financial expenses	(25,652)	(72,234)	(23,102)
3.06.04	Other operating revenues	0	0	475
3.06.05	Other operating expenses	(2,096)	(2,585)	0
3.06.06	Equity pick-up	(6,748)	7,864	1,463
3.07	Operating profit	35,308	15,019	37,396
3.08	Non-operating profit	367	(489)	(301)
3.08.01	Revenues	367	819	135
3.08.02	Expenses	0	(1,308)	(436)
3.09	Profits before taxation/participations	35,675	14,530	37,095
3.10	Provisions for income tax and social contribution	(10,465)	(230)	(3,749)
3.11	Deferred income tax	0	601	0
3.12	Statutory participations and contributions	(6,480)	(3,232)	(3,212)
3.12.01	Participations	(6,480)	(3,232)	(3,212)
3.12.01.01	Managers	(1,873)	(1,167)	(1,847)
3.12.01.02	Employees	(4,607)	(2,065)	(1,365)
3.12.02	Contributions	0	0	0
3.13	Reversion of interest on shareholders' equity	0	0	0
3.15	Losses/profits of the period	18,730	11,669	30,134
	Number of shares, ex-treasury (thousands)	82,074	82,074	82,074
	Profit per share	0.22821	0,14218	0,36716
	Loss per share			

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

04.01 - STATEMENT OF SOURCES AND INVESTMENT OF RESOURCES

1. CODE	2. DESCRIPTION	3. SINCE 01/01/2000 UNTIL 12/31/2000	4. SINCE 01/01/1999 UNTIL 12/31/1999	5. SINCE 01/01/1998 UNTIL 12/31/1998
4.01	SOURCES	36,182	28,812	76,068
4.01.01	FROM OPERATIONS	36,043	15,385	37,303
4.01.01.01	PROFIT/LOSS FOR THE YEAR	18,730	11,669	30,134
4.01.01.02	VALUES WHICH DO NOT REPRESENT CHANGE IN WORKING CAPITAL	17,313	3,716	7,169
4.01.01.02.01	DEPRECIATION AND AMORTIZATION	9,770	10,272	8,199
4.01.01.02.02	EQUITY PICK UP RESULT	6,748	(7,864)	(1,463)
4.01.02.02.03	COST OF THE FIXED ASSETS DISCARDED/SOLD	795	1,122	317
4.01.02.02.05	COST OF THE INVESTMENT DISCARDED/SOLD	0	186	0
4.01.02.02.06	AMORTIZATION OF PREMIUM	0	0	0
4.01.01.02.07	PROVISION FOR INVESTMENT LOSSES	0	0	116
4.01.02	FROM SHAREHOLDERS	0	0	0
4.01.03	FROM THIRD PARTIES	139	13,427	38,765
4.01.03.01	SUBVENTION FOR INVESTMENTS	0	0	688
4.01.03.02	INCREASE OF THE LONG TERM LIABILITIES	0	13,398	19,716
4.01.03.03	DIVIDENDS RECEIVED	139	29	4,101
4.01.03.04	REDUCTION OF THE LONG TERM ASSETS	0	0	0
4.01.03.05	DISPOSAL OF TREASURY SHARES	0	0	3,201
4.01.03.06	CAPITAL REDUCTION IN CONTROLLED COMPANIES	0	0	11,059
4.02	INVESTMENTS	83,885	48,715	49,011
4.02.01	IN INVESTMENTS	628	25,219	13,905
4.02.02	IN FIXED ASSETS	12,656	4,221	10,126
4.02.04	IN THE LONG TERM ASSETS	20,131	14,937	3,771
4.02.05	INTEREST ON SHAREHOLDERS' EQUITY	7,511	3,889	21,085
4.02.06	IN THE DEFERRED	1,038	449	124
4.02.07	ACQUISITION OF OWN SHARES	0	0	0
4.02.08	COMPLEMENTARY DIVIDENDS	0	0	0
4.02.09	DECREASE IN LONG TERM RECEIVABLES	41,921	0	0
4.03	INCREASE/DECREASE IN THE WORKING CAPITAL	(47,703)	(19,903)	27,057
4.04	VARIATION IN THE CURRENT ASSETS	(41,969)	9,403	60,722
4.04.01	CURRENT ASSETS - BEGINNING OF THE FISCAL YEAR	233,416	224,013	163,291
4.04.02	CURRENT ASSETS - END OF THE FISCAL YEAR	191,447	233,416	224,013
4.05	VARIATION IN THE CURRENT LIABILITIES	5,734	29,306	33,665
4.05.01	CURRENT LIABILITIES - BEGINNING OF THE FISCAL YEAR	133,008	103,702	70,037
4.05.02	CURRENT LIABILITIES - END OF THE FISCAL YEAR	138,742	133,008	103,702

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

05.01 - STATEMENT OF CHANGES IN NET WORTH FROM 01/01/2000 TO 12/31/2000 (thousands of *Reais*)

1 - CODE	2 - DESCRIPTION	3 - CORPORATE CAPITAL	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - PROFIT RESERVES	7 - ACCUMULATED PROFITS/LOSSES	8 - TOTAL NET WORTH
5.01	Initial Balance	130,000	1,445	0	73,064	0	204, 509
5.02	Adjustments from previous years	0	0	0	0	0	0
5.03	Capital Increase / Decrease	0	0	0	0	0	0
5.04	Reserve Realization	0	0	0	0	0	0
5.05	Treasury Shares	0	0	0	0	0	0
5.06	Loss / Profit of the Year	0	0	0	0	18,730	18,130
5.07	Allocation	0	0	0	11,219	(18,730)	(7,511)
5.07.01	Legal Reserve	0	0	0	937	(937)	0
5.07.02	Reserve for Capital Increase	0	0	0	7,198	(7,198)	0
5.07.03	Reserve for Payments of Dividend	0	0	0	1,542	(1,542)	0
5.07.04	Reserve for Purchase of Own Shares	0	0	0	1,542	(1,542)	0
5.07.05	Interest on Shareholders' Equity	0	0	0	0	(7,511)	(7,511)
5.08	Others	0	0	0	0	0	0
5.09	Final Balance	130,000	1,445	0	84,283	0	215,728

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

05.02 - STATEMENT OF CHANGES IN NET WORTH FROM 01/01/1999 TO 12/31/1999 (thousands of *Reais*)

1 - CODE	2 - DESCRIPTION	3 - CORPORATE CAPITAL	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - PROFIT RESERVES	7 - ACCUMULATED PROFITS/LOSSES	8 - TOTAL NET WORTH
5.01	Initial Balance	130,000	1,445	0	65,284	0	196,729
5.02	Adjustments from Previous Years	0	0	0	0	0	0
5.03	Capital Increase / Decrease	0	0	0	0	0	0
5.04	Reserve Realization	0	0	0	0	0	0
5.05	Treasury Shares	0	0	0	0	0	0
5.06	Loss / Profit of the Year	0	0	0	0	11,669	11,669
5.07	Allocation	0	0	0	7,780	(11,669)	(3,889)
5.07.01	Legal Reserve	0	0	0	584	(584)	0
5.07.02	Interest on Shareholders' Equity	0	0	0	0	(3,889)	(3,889)
5.07.03	Reserves for Capital Increase	0	0	0	5,038	(5,038)	0
5.07.04	Reserve for Payments of Dividend	0	0	0	1,079	(1,079)	0
5.07.05	Reserve for Purchase of Own Shares	0	0	0	1,079	(1,079)	0
5.08	Others	0	0	0	0	0	0
5.09	Final Balance	130,000	1,445	0	73,064	0	204,509

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

05.03 - STATEMENT OF CHANGES IN NET WORTH FROM 01/01/1998 TO 12/31/1998 (thousands of *Reais*)

1 - CODE	2 - DESCRIPTION	3 - CORPORATE CAPITAL	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - PROFIT RESERVES	7 - ACCUMULATED PROFITS/LOSSES	8 - TOTAL NET WORTH
5.01	Initial Balance	93,858	7,593	0	82,340	0	183,791
5.02	Adjustments from Previous Years	0	0	0	0	0	0
5.03	Capital Increase / Decrease	36,142	(7,593)	0	(28,549)	0	0
5.04	Reserve Realization	0	0	0	0	0	0
5.05	Treasury Shares	0	0	0	0	0	0
5.06	Loss / Profit of the Year	0	0	0	0	30,134	30,134
5.07	Allocation	0	0	0	9,049	(30,134)	(21,085)
5.07.01	Legal Reserve	0	0	0	1,507	(1,507)	0
5.07.02	Interest on Shareholders' Equity	0	0	0	0	(21,085)	(21,085)
5.07.03	Reserve for Capital Increase	0	0	0	5,280	(5,280)	0
5.07.04	Reserve for Dividends' Payment	0	0	0	1,131	(1,131)	0
5.07.05	Reserve for Purchase of Own Shares	0	0	0	1,131	(1,131)	0
5.08	Others	0	1,445	0	2,444	0	3,889
5.08.01	Transference of Treasury Shares	0	757	0	2,444	0	3,201
5.08.02	Subsidies for Investments	0	688	0	0	0	688
5.09	Final Balance	130,000	1,445	0	65,284	0	196,729

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 - 12/31/2000	4 - 12/31/1999	5 - 12/31/1998
1	Total assets	592,014	488,915	378,436
1.01	Current assets	438,531	356,110	278,630
1.01.01	Cash	20,386	13,326	4,566
1.01.02	Credits	226,946	130,583	85,361
1.01.03	Inventories	84,816	61,944	44,769
1.01.03.01	Finished products	16,998	12,907	12,929
1.01.03.02	Products in production	8,156	5,008	3,056
1.01.03.03	Raw and auxiliary materials	42,715	37,009	24,030
1.01.03.04	Merchandise	12,884	3,354	2,801
1.01.03.05	Cash advances to suppliers and others	4,063	3,666	1,953
1.01.04	Others	106,383	150,257	143,934
1.01.04.01	Securities	68,416	114,163	116,307
1.01.04.02	Taxes to be recovered	21,915	26,431	18,534
1.01.04.03	Other receivable bills	16,052	9,663	9,093
1.02	Long term assets	11,756	12,814	3,073
1.02.01	Various credits	0	0	0
1.02.02	Credits with related companies	1,479	1,460	0
1.02.02.01	With affiliated companies	0	0	0
1.02.02.02	With controlled companies	1,479	1,460	0
1.02.02.03	With other related companies	0	0	0
1.02.03	Others	10,277	11,354	3,073
1.02.03.01	Taxes and deferred contributions	2,463	1,952	1,350
1.02.03.02	Judicial Deposits	2,703	2,491	327
1.02.03.03	Receivables	4,319	6,587	0
1.02.03.04	Other receivables bills	792	324	1,396
1.03	Permanent assets	141,727	119,991	96,733
1.03.01	Investments	2,213	2,003	837
1.03.01.01	Interest in affiliated companies	0	0	0
1.03.01.02	Interest in controlled companies	0	0	0
1.03.01.03	Other investments	2,213	2,003	837
1.03.02	Fixed assets	131,214	111,472	94,901
1.03.02.01	Lands	14,637	13,525	11,345
1.03.02.02	Buildings	62,815	55,932	46,411
1.03.02.03	Machinery and equipment	93,892	86,035	70,094
1.03.02.04	Installations	31,148	31,555	26,080
1.03.02.05	Furniture and utensils	5,988	5,106	4,820
1.03.02.06	Vehicles	2,950	2,764	2,143
1.03.02.07	Other fixed assets	11,760	5,207	6,282
1.03.02.08	Fixed assets in course	3,264	878	2,098
1.03.02.09	Computational equipments	13,431	8,672	7,977
1.03.02.10	Cash advances to suppliers	1,334	675	28

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 - 12/31/2000	4 - 12/31/1999	5 - 12/31/1998
1.03.02.11	Accumulated depreciation	(110,005)	(98,877)	(82,377)
1.03.03	Deferred	8,300	6,516	995

01.01 - *IDENTIFICATION*

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 - 12/31/2000	4 - 12/31/1999	5 - 12/31/1998
2	Total liabilities	592,014	488,915	378,436
2.01	Current liabilities	294,563	208,842	129,307
2.01.01	Loans and financing	118,640	120,733	53,662
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	88,456	30,021	24,153
2.01.04	Taxes and contributions	9,824	7,520	5,079
2.01.05	Dividends due	0	0	0
2.01.06	Provisions	0	0	0
2.01.07	Debts with related companies	0	0	0
2.01.08	Others	77,643	50,568	46,413
2.01.08.01	Salary and Wages payable	22,975	15,470	14,590
2.01.08.02	Clients' advances	9,604	7,320	5,316
2.01.08.03	Commissioned representatives	8,671	4,596	3,131
2.01.08.04	Other payable bills	24,566	15,921	6,997
2.01.08.05	Interest on shareholders' equity	6,844	3,536	12,789
2.01.08.06	Advance Billing	3,110	2,558	1,669
2.01.08.07	Managers' profit-sharing	1,873	1,167	1,921
2.02	Long term liabilities	95,169	80,416	52,342
2.02.01	Loans and financing	79,880	80,291	51,230
2.02.02	Debentures	0	0	0
2.02.03	Provisions	0	0	0
2.02.04	Debts with related companies	0	0	0
2.02.05	Others	15,289	125	1,112
2.02.05.01	Bills payable	8,499	0	435
2.02.05.02	Tax and social contributions	0	0	100
2.02.05.03	Other bills payable	6,790	125	433
2.02.05.04	Provision for income tax	0	0	144
2.03	Results from future fiscal years	0	0	0
2.04	Minority interests	(10,329)	(3,261)	58
2.05	Net Assets	212,611	202,918	196,729
2.05.01	Present corporate capital	130,000	130,000	130,000
2.05.02	Capital reserves	1,445	1,445	1,445
2.05.03	Reevaluation reserves	0	0	0
2.05.03.01	Owned assets	0	0	0
2.05.03.02	Controlled/Affiliated	0	0	0
2.05.04	Profits reserves	81,166	71,473	65,284
2.05.04.01	Legal	0	0	0
2.05.04.02	Statutory	0	0	0
2.05.04.03	Contingency	0	0	0
2.05.04.04	Future profits	0	0	0
2.05.04.05	Profits retention	0	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 - 12/31/2000	4 - 12/31/1999	5 - 12/31/1998
2.05.04.06	Special reserve for non-distributed dividends	0	0	0
2.05.04.07	Other profit reserves	0	0	0
2.05.04.07.01	Treasury Shares	0	0	0
2.05.05	Accumulated losses / profits	0	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 – CNPJ
00845-1	MARCOPOLO S.A.	*88.611.835/0001-29*

07.01 - CONSOLIDATED RESULTS OF OPERATIONS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3- SINCE 01/01/00 UNTIL 12/31/00	4- SINCE 01/01/99 UNTIL 12/31/99	5- SINCE 01/01/98 UNTIL 12/31/98
3.01	Gross revenue from sales and/or services	957,043	534,190	523,349
3.02	Deductions of the gross revenues	(123,526)	(69,564)	(79,683)
3.03	Net revenue from sales and/or services	833,517	464,626	443,666
3.04	Cost of goods sold and/or services rendered	(669,668)	(373,546)	(352,033)
3.05	Gross profit	163,849	91,080	91,633
3.06	Operating revenues/expenses	(136,187)	(83,323)	(52,273)
3.06.01	With sales	(70,124)	(44,642)	(41,056)
3.06.02	General and administrative	(39,713)	(26,670)	(24,754)
3.06.02.01	Administrations expenses	(36,623)	(23,925)	(22,218)
3.06.02.02	Managers' remunerations	(3,090)	(2,745)	(2,536)
3.06.03	Financial	(22,749)	(11,373)	11,836
3.06.03.01	Financial revenues	24,838	69,647	33,858
3.06.03.02	Financial expenses	(47,587)	(81,020)	(22,022)
3.06.04	Other operating revenues	0	0	1,701
3.06.05	Other operating expenses	(3,601)	(638)	0
3.06.06	Equity pick-up	0	0	0
3.07	Operating profit	27,662	7,757	39,360
3.08	Non-operating profit	879	(502)	(590)
3.08.01	Revenues	3,964	2,839	339
3.08.02	Expenses	(3,085)	(3,341)	(929)
3.09	Profits before taxation/participations	28,541	7,255	38,770
3.10	Provisions for income tax and social contribution	(11,902)	(1,101)	(5,177)
3.11	Deferred income tax	511	620	0
3.12	Statutory participations and contributions	(7,014)	(3,406)	(3,468)
3.12.01	Participations	(7,014)	(3,406)	(3,468)
3.12.01.01	Managers	(1,873)	(1,167)	(1,547)
3.12.01.02	Employees	(5,141)	(2,239)	(1,921)
3.12.02	Contributions	0	0	0
3.13	Reversion of interest on shareholders' equity	0	0	0
3.14	Minority participations	7,068	6,710	9
3.15	Losses/profits of the period	17,204	10,078	30,134
	Number of shares, ex-treasury (thousands)	82,074	82,074	82,074
	Profit per share	0.20962	0.12279	0.36716
	Loss per share			

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

08.01 - STATEMENT OF SOURCES AND INVESTMENT OF RESOURCES (thousands of *Reais*)

1. CODE	2. DESCRIPTION	3. SINCE 01/01/00 UNTIL 12/31/00	4. SINCE 01/01/99 UNTIL 12/31/99	5. SINCE 01/01/98 UNTIL 12/31/98
4.01	Sources	47,933	43,817	75,086
4.01.01	From Operations	39,190	25,190	41,707
4.01.01.01	Profit / Loss of the Year	17,204	10,078	30,134
4.01.01.02	Values which do not represent change in Working Capital	21,986	15,112	11,573
4.01.01.02.01	Depreciation and Amortization	19,256	15,310	11,342
4.01.01.02.02	Cost of the Fixed Assets discarded / sold	4,364	3,207	802
4.01.0102.04	Amortization of Premium	0	0	0
4.01.01.02.05	Deferred Cost / Discarded Investments	0	307	0
4.01.01.02.06	Provision for Investments Losses	0	0	133
4.01.01.02.07	Exchange Rate Variation regarding Foreign Controlled Company	(1,634)	(3,712)	(704)
4.01.02	From Shareholders	(7,068)	(3,319)	19
4.01.02.01	Minority Participations	(7,068)	(3,319)	19
4.01.03	From Third Parties	15,811	21,946	33,360
4.01.03.01	Subvention for Investments	0	0	688
4.01.03.02	Reduction of the Long Term Assets	1,058	0	0
4.01.03.03	Increase of the Long Term Liabilities	14,753	21,946	29,471
4.01.03.04	Assignment of Treasury Shares	0	0	3,201
4.02	Investments	51,233	45,872	42,017
4.02.01	In Investments	9,142	1,472	58
4.02.02	In Fixed Assets	27,050	17,352	19,275
4.02.03	In the Deferred	3,238	5,511	124
4.02.05	Dividends Paid / Proposed	0	0	0
4.02.07	In the Long Term Assets	0	8,070	1,475
4.02.08	Acquisition of Own Shares	0	0	0
4.02.09	Complementary Dividends	0	0	0
4.02.10	Interest on Shareholders' Equity	7,511	3,889	21,085
4.02.11	Effect of balances	4,292	9,578	0
4.03	Increase / Decrease in the Working Capital	(3,300)	(2,055)	33,069
4.04	Variation in the Current Assets	82,421	77,480	84,879
4.04.01	Current Assets – Beginning of the Fiscal Year	356,110	278,630	193,751
4.04.02	Current Assets – End of the Fiscal Year	438,531	356,110	278,630
4.05	Variation in the Current Liabilities	85,721	79,535	51,810
4.05.01	Current Liabilities – Beginning of the Fiscal Year	208,842	129,307	77,497
4.05.02	Current Liabilities – End of the Fiscal Year	294,563	208,842	129,307

09.01 - Independent Auditors' Report - With No Remarks

To the
Managers and Shareholders of
Marcopolo S.A.

We analyzed the individual balance sheets (of the controlling company) and the consolidated balance sheet of Marcopolo S.A. and its subsidiaries as of December 31, 2000, and their respective statement of results of operations, of changes in net worth and of sources and investments of resources for the fiscal year ended on such date, prepared under the responsibility of its Management. Our responsibility is to present our opinion regarding these financial statements.

We conducted our examinations in accordance with the auditing standards generally applicable to Brazil and they included: (a) the planning of our work, considering the relevance of the balances, the volume of the transactions and the Company's accounting and internal control systems; (b) the finding, based on tests, of the evidences and records which support the amounts and accounting information disclosed; and (c) the assessment of the representative accounting practices and estimates adopted by the Company's management, as well as the overall presentation of the financial statements.

The information of Marcopolo Latinoamerica S.A., Laureano Gonzales S.A. and Laureano S.A., regarding the fiscal year ended in December 31, 2000, was checked by other independent auditors, whose reports were furnished to us and the result of our review, with respect to the amounts of investments and the results of those companies, is based solely on the reports of those independent auditors.

In our opinion, the financial statements referred above fairly represent, in all material aspects, the equity and financial position of individual and consolidated Marcopolo S.A. and its controlled companies, as of December 31, 2000, their results of operations, changes in net worth and the sources and investments of their resources for the fiscal year ended on such date, in accordance with the accounting practices of the Brazilian Corporate Law.

09.01 - Independent Auditors' Report - With No Remarks

We conducted our examinations with the purpose of having an opinion regarding the financial statements as a whole. The added value and cash flow statements, as of December 31, 2000, represent complementary information and are presented to facilitate an additional analysis. These statements were submitted to the same auditing procedures applicable to the financial statements, and in our opinion, they fairly represent, in all material aspects, the financial statements taken as a whole.

The consolidated financial statements of the Controlling Company, as of December 31, 1999, presented for comparative purposes, were checked by other independent auditors that will issue their opinion, with no remarks, dated February 16, 2000.

February 09, 2001.

KPMG Independent Auditors
CRC 2SP014428/0-6"S"RS

Wladimir Omiechuk
Accountant CRC-RS- 041241/0-2

MANAGEMENT'S REPORT

Dear Shareholders:

According to legal and statutory dispositions, we hereby submit to you the Management Report and Financial Statements of the Company and Consolidated, followed by the Independent Auditors' Report, referring to the fiscal year ended December 31, 2000.

Highlights and Initial Considerations

The main activity of Marcopolo is focused in the bus bodies production, sector in which the Company is one of the biggest in the world. Within its strategic policies, the Company undertook in 2000 important steps to consolidate its leadership of the sector. In May, the Company introduced on the market the new micro-bus "Senior" and the new models "Volare" and "Fratello", which will extend its series of weightless commercial vehicles. In August, the Company introduced on the market a new line of highway bus, "GERACAO 6", finishing the modernization and redesign of all of its products. Additionally, due to strategic alliances in Mexico, South Africa and Colombia, it extended its presence in the international scene.

The total net revenues consolidated reached R$ 833.5 millions, 79.4% above the R$ 464.6 millions of 1999. The net profits were R$17.2 millions, 70.7% more than the last year. At the end of the year, the preferred shares were priced in R$ 2.30, an increase of 12.6% during the fiscal year, or 26.1% above the BOVESPA index.

CONSOLIDATED DATA (MILLIONS OF REAIS)

Index / Years	2000	1999	%
Net Operating Revenues	833,5	464,6	79,4
Sales in Brazil	421,2	268,1	57,1
Sales abroad	412,3	196,5	109,8
Gross Profits	163,8	91,1	79,8
Operational Profits before Financial Results	50,4	19,1	163,5
EBITDA	63,5	34,4	84,3
Margen EBITDA (%RL)	7,6	7,4	0,2pp
Net Profits	17,2	10,1	70,7
Profits per Share (1)	0,228	0,142	60,6
Total Assets	592,0	488,9	21,1
Net Financial Liabilities	109,7	73,5	49,2
Net Assets	212,6	202,9	4,8
Net Financial Liabilities / Net Assets (%)	51,6	36,2	15,4pp
Investments	39,4	24,3	62,1

(1) Controlling company's result

Performance of the Sector

During the year 2000, the Brazilian economy presented a recuperation in comparison with 1999, and had one of the best periods since the implementation of the Real Plan. The buses' bodies industry, the cycle of restarting growth, initiated in the second half of 1999, continued throughout 2000. The production of 17,001 units meant an increase of 40.5% in comparison with the fiscal year 1999.

The export of buses' bodies had an outstanding performance, with sales of 4,832 units, an increase of 94.2% in comparison with 1999. In the internal market, the demand rose 26.6%. Note that urban buses' bodies production decreased the last fiscal years. On the other hand, the production of micro-buses and weightless commercial vehicles has increased significantly.

The Brazilian buses bodies production (in units)

Models/Years	2000	1999	1998	1997	1996
Highway	5,559	3,519	4,666	4,758	4,082
Urban	8,302	7,384	13,054	12,140	13,860
Micro-buses	3,140	1,195	1,571	1,406	556
Total	**17,001**	**12,098**	**19,291**	**18,304**	**18,498**

Source: Fabus

MARCOPOLO's Performance

During the fiscal year 2000, Marcopolo and Ciferal produced jointly 8,317 units, which represent an increase of 49.6% in comparison with 1999. For the other producers, the growth was of 32.8%. With that performance, Marcopolo's participation in the market increase from 45.9% to 48.9%. On the other side, 2,934 units of weightless commercial vehicles were manufactured, against 1,084 similar units manufactured in 1999. In accordance with a strategy of market diversification and strong presence abroad, Marcopolo exported 2,927 units, an increase of 101.5% in comparison with 1999.

Marcopolo's Production – Consolidated Data (Units)

	Total		Marcopolo		Ciferal	
Models/Years	**2000**	**1999**	**2000**	**1999**	**2000**	**1999**
Highway	2,643	1,646	2,643	1,646	-	-
Urban	4,113	3,235	2,641	2,861	1,472	374
Micro-buses	1,561	678	1,561	676	-	2
Total	**8,317**	**5,559**	**6,845**	**5,183**	**1,472**	**376**

Source: FABUS
Note: Ciferal: in fiscal year 1999 manufactured 1,050 units, 977 urbans and 73 micro-buses; the amounts set forth in the table refer only to production starting in July, after the association with Marcopolo.

Marcopolo's participation in the Brazilian production (in %) (Consolidated data)

Models/Years	**2000 %**	**1999 %**	**1998 %**	**1997 %**	**1996 %**
Highway	47.5	46.8	52.2	50.1	52.8
Urban	49.5	43.8	32.2	29.3	25.4
Micro-buses	49.7	56.7	59.5	67.3	65.8
Total	**48.9**	**45.9**	**39.3**	**37.7**	**32.7**

Consolidated Results

The consolidated **net revenues** reached R$833.5 millions, an increase of 79.4% in comparison with 1999. The growth was due to a strong increase both in the production volume and in the sales in almost all of the products. The sales abroad, in 2000, represented 49.5% of the consolidated net revenues, while in 1999, this percentage was 42.3%. The **gross operational profits**, equivalent to 19.7% of the net revenues, were practically the same than in 1999 (19.6%). This result did not mean an increase in the revenues, because:

(i) in the controlling company, the increase in costs of materials was not entirely neutralized by internal measures or by repassing the prices, which continued contained and (ii) in some controlled companies, the margins were lower to those of the controlling company, as an example in Ciferal, where the production is basically of urban bus bodies of low added value; in Polomex, the margins were determined by the market strategy of the controlling company and, in Laureano, for special issues related to the Argentinean economy.

The **administration and sales expenses** of the Controlling Company went from R$ 49.7 millions to R$ 67.2 millions, a nominal growth of 35.2% between 1999 and 2000. In the same period, those of the controlling companies increased from R$ 21.6 millions to R$ 42.7 millions, mainly due to the inclusion, from January on, of the new controlled companies Laureano S.A., Laureano Gonzales S.A. and Polomex, which in fact started their activities on the same date. Meanwhile, the relation between consolidated expenses of administration and sales and net revenues decreased from 15.3% to 13.2% between both fiscal years. The negative **net financial result** of R$ 22.7 millions in 2000, compared to the negative R$114 million in 1999, was the consequence of the increase in the balance of net financial liabilities , which increased from R$ 73.5 millions, at the end of 1999, to R$109.7 millions on 12-31-00. The growth of R$ 36.2 millions was caused by the increase of the banking liabilities originated in the new investments. In this manner, the ratio of net financial indebtedness to net worth increased, from 36.2% in 1999 to 51.2% in 2000. Finally, the net profits of R$17.2 millions presented and evolution of the 70.7% compared to the R$ 10.1 millions recorded in 1999.

Cash Generation

Cash generation, expressed by EBITDA, reached R$ 63.5 millions, 84.3% above the R$ 34.4 millions registered in 1999. The EBITDA margen was 7.6% in comparison with the 7.4% in 1999. The investments activities consumed R$ 33.4 millions and the financing ones R$ 2.5 millions. As a result, the initial cash balance changed from R$ 127.5 millions in January 1, to R$ 88.8 millions at the end of the fiscal year. Additional information regarding the management of financial resources are presented in separate figure.

Research, Development, New Products

During the last two fiscal years, the Company used its experience and technology in the implementation of new projects in Mexico, South Africa and Colombia. At the same time, the efforts of the investigation and development teams were directed to the creation of new products. The development and release expenses for the same consumed resources on the order of R$ 8 million between 1999 and 2000.

Due to this effort, in May, the Company introduced into the market the new **Senior 2000** and derivatives that extends the range of options of Weightless Commercial Vehicles, such as the versions **Volare A-8** and **Fratello**. To replace the successful "Geracao V", a model of which more than 43,000 units were produced, starting in August there was released the new highways buses, highly different and with innovative characteristics, under the flag of **Geracao 6**. During November, in the Madrid Fair, Marcopolo presented the micro-bus **Senior**, the first bus manufactured in Brazil to be destined to the European market. The development and implantation of projects in Colombia and South Africa, in partnership with local companies, were also completed. Marcopolo is convinced that these projects will repeat the success of those that preceded them, and they shall contribute significantly with the growth and better performance of the Company in the future.

Administrative Changes

To face the new opportunities of the market and give support to the business expansion both in the country and abroad, the Company advanced in its administrative reorganization plans. During the third term, Mr. Jose Rubens De La Rosa was appointed as General Director as well as Administrative and Financial Director. Mr. Carlos Zignani was appointed to develop strategic functions in the *Diretoria Corporativa* and Mr. Carlos Casiraghi was appointed as General Director of Polomex.

Capital Market

Performance of Marcopolo's shares in Bovespa

Items/years	2000	1999	1998	1997	1996
Number of transactions	1,404	1,384	856	1,280	641
Shares Traded (millions)	13.2	10.4	18.6	286.2	121.2
Amount Traded (US$ millions) (Note 1)	17.6	10.1	26.6	51.3	23.2
Market Value (US$ millions)	96.6	98.7	74.8	92.1	140.3
Existing Shares (millions) - (Note 2)	82.1	82.1	82.1	820.7	820.7
Quotation (R$ per preferred share)	2.30	2.13	1.10	1.32	1.74

(1) To determine the value traded in Dollars, the official purchase exchange rate in effect on the 15th of each month was used. To determine market value, the quote of the last transaction of the year of the Registered Preferred Share (PE) was used, by the total of shares (OE +PE) in existence at the end of each year. The result was converted by the official purchase exchange rate on December 31.

(2)After grouping of shares in April 1998.

Interest on Shareholders' Equity

On December 26, 2000, there was credited interest on shareholders' equity for R$ 7,511,393.37, at the rate of R$ 0.0869 per common share and R$ 0.0956 per preferred share. These interests were imputed as mandatory dividend declared in advance on account of fiscal year 2000 and will be paid from March 26, 2001 on.

Capital Composition

The corporate capital of the company is R$ 130 millions, composed by 82.1 millions of shares, being 38.5 millions of book entry common shares and 43.6 millions of book entry preferred shares. Marcopolo maintains an ADR (American Depositary Receipts) Level 1 program, launched the second semester in 1996. Each ADR represents 10 preferred shares. This program gives to foreign investors a higher liquidity degree, with regarding to the shares of the company.

Participation and Results of Controlled Companies

Directly or indirectly, Marcopolo holds 100% of the share capital of its controlled companies, except in Ciferal, where it has a participation of 50%. The participation in Polomex went from 74% from 01.01.2001 on, when came into force the association with Mercedes-Benz Mexico. During the fiscal year 2000, several actions were implemented in order to consolidate the presence of the Company, both in Brazil and abroad. As a result, the controlled companies, as a whole, reached R$ 265.5 millions in net revenues, a growth of 162.6% in relation to 1999. The performance was not uniform in all the units, as a result of the branch of activities and the particular context of each region. Therefore, the controlled companies as a whole originated a negative equivalence of R$ 6.7 millions.

Ciferal: In spite of the increase in its sales, this controlled company presented negative result, due to its dedication almost exclusively to the manufacture of urban micro-buses, which are characterized by low value added. From August on, to use in a better way its installed capacity and revert its performance, the weightless commercial vehicle "Fratello" was added to its production. **MVC**: The MVC occupies a prominent position in relation to the fabrication technology of products in RTM (Resin Transfer Molding). A diverse range of products is directed to the automotive, steel, aeronautic and visual communication sectors, among others. The extension of the products line contributed to the growth in the sales. **Dinaco**: This controlled company continued improving its performance, due to the increase of the demand in the automotive, steel and design sectors.

10.01 - MANAGEMENT'S REPORT

Polomex: In Mexico, the first year of full operation of Polomex complied with the controlling company prospects, showing an excellent potential for this market. This because of the greater contribution of the unit and the expressive leverage in the volume of exports of the controlling company. The current order book and the association with Mercedes-Benz allow to foresee, for 2001, an expansion of its businesses. **Marcopolo Latinoamerica**: The Argentinean economy maintains a recessionary climate the last years. The company continued its consolidation process in the local territory, where possesses the 33% of the production of urban buses. Marcopolo expects to revert the financial results as soon as the Argentinean economy be reactivated. **Laureano S.A. and Laureano Gonzales S.A.**: These companies were acquired in January 2000, to give strategic support to Marcopolo Latinoamericana. The results, meantime, were influenced by the Argentinean economical crisis and remained below expectations. **Marcopolo Industria de Carrocarias**: Located in Coimbra, Portugal, this company continued performing its strategic function to maintain the controlling company permanently updated, in relation to the technological evolution in the designs happened in Europe. **Strategic Alliances**: In partnership with Scania South Africa Pty. Ltd. Marcopolo began, from June on, in the city of Pietersburg, the assembly of the urban inter-municipal bus "Torino". The first units that are traveling the road of Northern Province validate Marcopolo to continue this project. It was also important the agreement with the company Superbus from Bogota, Colombia, for supply and assembly locally and jointly of articulated buses Viale, to meet the Transmilenio Project which contemplates the reformulation of the mass transport system in the Colombian capital. This project will allow to expand its production to export to the rest of the Andean Agreement countries and Panama.

Investments /Fix Assets

During the fiscal year, were made consolidated investments for R$ 39.4 millions, being R$ 14.3 millions in the controlling company and R$ 25.1 millions in the controlled companies. The resources were applied, mainly, in machines and equipments, buildings, tools, computational equipments and investments in controlled companies.

In January 2000, through the wholly-owned subsidiary ILMOT International Corporation, Marcopolo finished the acquisition process, for US$ 4.2 millions, partially financed until August 2002, of all the net assets of the companies Laureano Gonzales S.A. and Laureano S.A., established in Rosario, Santa Fe Province, Argentina. These companies have the concession to operate exclusively in the delimited region. The acquisitions had, as strategic purpose, to ensure the commercialization and to regulate the chassis supply for buses to Marcopolo Latinoamerica.

On September 26, 2000, Marcopolo and Mercedes-Benz Mexico de C.V., company which belongs to DaimlerChrysler AG group, subscribed and association and cooperation agreement, involving POLOMEX S.A. de C.V. company controlled by Marcopolo. At that time, through a subsidiary ILMOT International Corporation, there was a capital increase from US$ 6.2 millions in Polomex. Mercedes-Benz Mexico came to hold 26% of the share capital of Polomex from January 2001 on, through a capital increase of US$ 2.2 millions. Polomex has as a goal the assembly in Mexico, of buses with Marcopolos buses bodies over chassis produced mainly by Mercedes-Benz. Polomex installations were removed from Aguascalientes to Monterrey, in the State of Nuevo Leon, near the Mercedes-Benz chassis factory.

Human Resources

Number of Personnel	2000	1999	1998
Controlling	4,253	3,427	3,755
Other Controlled in Brazil	1,838	1,642	1,048
Units Controlled abroad	568	331	325
Total	**6,659**	**5,400**	**5,128**
Rotation Index (1)	**0,69**	**1,09**	**0,81**

(1) Relating to Controlling Company

In the human resource area, the company developed activities related to: **Professional Development** - 1.035 training activities, focused in technical operational and management development courses were made. In the educational incentive program there were granted 612 scholarships for 1st and 2nd grade, graduation courses, post graduation and masters. In our programs, we used resources for R$ 1.2 millions. **Profit Sharing Program** – The company distributed R$ 5.1 millions to its personnel. The program has shown to be very useful in the improvement of the personnel performance, and also for the benefit of the personnel, so that they feel partners in the business. **Marcopolo Foundation and Employees Association** – Administrated by the functionaries themselves, these entities give support in areas such as, financial support, stores, leisure camp, sports fields and an ample recreational area. **Marcoprev** – this private pension company, belonging to Marcopolo, registered assets for R$ 25.2 millions at the end of the fiscal year, an increase of R$ 3.1 millions in relation to the last year. The plan ensures to all of the functionaries complementary benefits of those give by the Social Pension system. Marcopolo, as its main sponsor, contributed with R$ 2.2 millions in 2000.

Medicine and Health – The Company is concerned about the health of its personnel, offering distinctive service in the area of health and occupational care, providing the opportunity for a better quality of life. In this fiscal year, approximately 30,000 medical, occupational, dental and complementary examinations were made, maintaining also private health plans, free transportation and industrial restaurant. Due to all these actions, Marcopolo maintains its position in the "Best Companies Where to Work in Brazil" ranking.

The Sector and the Future

The performance of the sector and of all the related industrial chain will depend of: immediate solutions on the granting power, solutions of the illegal transportation, urgent investments in highways infrastructure, urban and highway, extension of the FINAME/BNDES' limit credits, and of priority of public transportation over individual one. In this way, it is important to emphasize the actions of class organs, such as FABUS, ABRATI, NTU, ANTP, SEDU, SIMEFRE, among others. The federal government, knowing the problems of the sector, appointed a "Secretaria Especial de Desenvolvimento Urbano" to elaborate a global plan, with a view to the effective structuring of urban transport in the country. In this task, Marcopolo is collaborating actively with the authorities and entities in the search of a common goal: the priorization of the public transportation.

Expectations for 2001

In this fiscal year, the management shall focus its efforts to consolidate the expansion achieved in 2000, the recovery of the money losing units and the improvement of the performance of the rest of them. The Brazilian buses market indicates a demand increase between 5% and 10% in relation to 2000, and the exports show a growing tendency of continuity . Marcopolo began the fiscal year 2001 with considerable optimism, given the expectations of possible growth of 8% to 10% in consolidated net revenues and the real evolution in the results.

Acknowledgments

We express special gratitude to Marcopolos' personnel, for their dedication and tireless efforts during 2000. We also express our gratitude to the shareholders, for their confidence, and to our customers, suppliers and financial institutions for their unconditional support during the fiscal year just finished.

Caxias do Sul, February 20, 2001.

The Management.

Operating Activities

The Company has as its purpose the manufacture and commerce of buses, automotive vehicles, automotive bodies, agricultural and industrial machinery, import and export, and it may participate in other companies.

Presentation of the Financial Statements

The financial statements were prepared in accordance with accounting practices issued by the Brazilian Corporate Law and rules from the "CVM - Comissão de Valores Mobiliários".

Description of the Main Accounting Practices

a. Financial Investments

Recorded at cost, increased by income up to the date of the balance sheet, which does not exceed market value.

b. Provision for Doubtful Credits

It is calculated based on the estimated losses, according to an individualized valuation of the receivables and considering the historical losses, and its amount is considered enough to cover eventual losses in the realization of the credits.

c. Inventories

They are stated by their average acquisition or production cost that not exceed the market price.

d. Investments

The investments in controlled companies are evaluated by the equity pick up method. The premium incurred in the acquisition of investments and amortized over the term of expected future profitability of the same. The others were valued on the adjusted cost deducting the provision for devaluation.

e. Corporate Investments Abroad

The criteria for the verification of results of the financial statements of companies abroad, whenever differing from the fundamental accounting principles used in Brazil, were duly adjusted, considering the relevance of the information.

The conversion of the referred financial statements to the national currency was effected in accordance with the terms of the Resolution "Deliberação CVM No. 28/86."

f. Fixed Assets

Registered at acquisition cost, formation or construction. Depreciation is calculated by the linear method at rates which consider the useful life of the assets.

g. Deferred

Refers principally to expenses with development and implantation of operating units in new markets or abroad, which are being amortized over the expected terms of future benefits by the linear method.

h. Rights and Obligations

Updated at the exchange rate and financial charges, in the terms of the effective contracts, so that they reflect the amounts incurred up to the balance sheet date.

i. Income Tax and Social Contribution

Income tax – Calculated at the rate of 15% on taxable income, increased by 10%.

Social contribution – Calculated at the rate of 9% on adjusted book profit (8% from January 1 to April 1999 and 12% from May 1999 through January 2000).

The deferred income tax and social contribution are presented in current assets, receivables and long term, in accordance with Explanatory Note No. 12.

j. Inflationary effects

Accounts of permanent fixed assets and of net worth were monetarily updated to December 31, 1995, when under Law No. 9,249/95, monetary correction of the balance sheet was revoked by Brazilian corporate law.

Consolidated Financial Statements

The consolidated financial statements include the financial statements of Marcopolo S.A. and its controlled companies, as follows:

CONSOLIDATED COMPANIES

Name of Controlled Companies	Participation (%) Direct	Indirect
Marcopolo Distribuidora de Peças Ltda.	99.99	0.01
Marcopolo Trading S.A.	99.99	0.01
MVC - Componentes Plásticos Ltda.	-	100.00
Polo Investimentos Ltda.	99.95	0.05
Dinaço Indústria e Comércio de Ferro e Aço Ltda.	-	100.00
Marcopolo International Corporation (1)	100.000	-
Ilmot International Corporation S.A. (1)	-	100.00
Marcopolo Indústria de Carrocerias S.A. (1)	-	100.00
Polo Serviços em Plásticos Ltda.	99.00	1.00
Marcopolo Latinoamérica S.A. (1)	98.83	1.17
Ciferal Comércio Indústria Participações S.A.(2)	-	50.00
Polomex S.A. de C.V. (1)	4.88	95.12
Laureano Gonzales S.A. (1)	-	100.00
Laureano S.A. (1)	-	100.00

(1) Controlled company abroad
(2) To comply with rule CVM No. 247/96, is being effectuated a consolidation of the financial statements of these controlled companies as a whole.

Accounting Practices Adopted for Consolidation

a. The balances of assets and liabilities' accounts between companies whose financial statements are consolidated are duly eliminated;

b. The balances of the equity accounts, reserves and accumulated profits arising from operations among consolidated companies are duly eliminated;

c. The balances of revenues and expenses accounts, as well as future profits, arising from inter-company transactions are duly eliminated; and

d. The participation of the minority shareholders of the controlled companies are described in the presentation of the consolidated financial statements.

Consolidated result of the fiscal year and net assets, as follows:

	Results Fiscal Year		Net Assets	
	2000	**1999**	**2000**	**1999**
Controlling company	18,730	11,669	215,728	204,509
Realization of profit arising from controlled companies in transaction with controlled companies, net of income tax and social contributions	1,591	-	-	-
Elimination of profits received by the controlling company in transactions with controlled companies, net of income tax and social contributions	(3,117)	(1,591)	(3,117)	(1,591)
Consolidated	17,204	10,078	212,611	202,918

Financial investments

	Controlling Company		Consolidated	
	2000	**1999**	**2000**	**1999**
National Currency				
Fixed Gain Funds*	1,000	6,321	1,000	6,321
Bank Deposit Certificates*	38,551	42,286	50,600	54,869
Foreign Currency:				
Central Bank Notes	-	30,200	-	30,200
Fixed Gain	-	-	10,890	18,373
Variable Gain	-	-	-	2,110
Others	-	1,121	5,926	2,290
	39,551	79,928	68,416	114,163

* Gains linked to 99% of the variation of the C.D.I. (Certificate of Interbank Deposit).

Receivables from Clients

	Controlling Company		Consolidated	
	2000	1999	2000	1999
Receivables Internal Market	89,769	68,777	114,477	78,007
Receivables External Market	77,150	54,667	193,530	85,867
Less:				
Discounted notes	(67,231)	(29,817)	(75,164)	(29,817)
Reserve for doubtful credits	(1,792)	(1,224)	(5,897)	(3,474)
	97,896	92,403	226,946	130,583

Inventories

	Controlling Company		Consolidated	
	2000	1999	2000	1999
Finished Products	8,469	8,905	16,998	12,907
Products in Process	3,442	2,720	8,156	5,008
Raw and Auxiliary Materials	22,836	21,217	42,715	37,009
Merchandise	735	-	12,884	3,354
Advances to Suppliers and Others	2,499	3,601	4,063	3,666
	37,981	36,443	84,816	61,944

Investments

	Controlling Company		Consolidated	
	2000	1999	2000	1999
In Controlled Companies	69,211	76,098	-	-
Premium to be amortized	-	-	1,178	1,472
Other Investments	1,003	374	1,035	531
	70,214	76,472	2,213	2,003

The investments in controlled companies are stated in an attached chart.

Fixed Assets

	Average rate of depreciations (% p.a.)	Controlling Company		Consolidated	
		2000	1999	2000	1999
Buildings	4	32,202	31,969	62,815	55,932
Machines and equipments	10	56,431	51,469	93,892	86,035
Installations	10	26,229	25,919	31,148	31,555
Furniture and utensils	10	3,629	3,411	5,988	5,106
Vehicles	20	1,718	1,690	2,950	2,764
Computational Equipments	20	11,581	8,288	13,431	8,672
Other fixed assets	10 a 20	1,457	1,659	11,760	5,207
Accumulated depreciation		(85,204)	(78,570)	(110,005)	(98,877)
Lands		6,861	7,276	14,637	13,525
Work in progress		786	519	3,264	878
Cash advances to suppliers		1,334	675	1,334	675
		57,024	54,305	131,214	111,472

Related Parties

The balances and transactions with related parties are stated in an attached chart.

Loans and Financing

	Controlling Company		Consolidated	
	2000	**1999**	**2000**	**1999**
National currency:				
Fixed assets:				
FINAME	3,156	4,113	11,851	10,876
Working capital	-	-	4,712	16,454
Advances against future foreign exchange	19,907	-	19,907	-
Foreign currency:				
Working capital	1,727	38,953	80,986	44,251
FINAME	-		-	265
Export financing	-	-	47,730	40,795
Advances against future foreign exchange	31,633	72,080	33,334	88,383
	56,423	115,146	198,520	201,024
Portion to be amortized in the short term classified as current liability	45,045	61,847	118,640	120,733
Long term	11,378	53,299	79,880	80,291

The financing in national currency are redeemable up to September, 2004 and the ones in foreign currency up to November 2005. The following obligations are applicable to them:

a. In national currency, they are subject to interest of up to 4.25% per year, plus the restatement (adjustment for inflation) calculated in accordance with the variation of the URTJ, TJLP and UMBNDS;

b. Working capital, in foreign currency, are subject to interest which range from 5.5% to 12% per year;

c. Advances against future foreign exchange, are subject to interest which range from 6.79% to 9.9% per year and exchange updating based on the variation of the US dollar; and

d. Financing for exportation are subject to interest of 1.5% per year plus the variation of LIBOR.

Guaranties by aval and chattel mortgage of the financed properties were offered in order to guarantee the loans and financing.

Reserve for Contingencies

The company is discussing judicially the legality of some tax and labor claimings. An estimate loss was reserved according the opinion of the legal counselors.

Income Tax and Deferred Social Contribution

The income tax and deferred social contribution are registered to reflect the future tax effects attributable to temporary differences between the tax basis of assets and liabilities and their respective book value. The book value of the deferred tax asset is currently being reviewed, and there were no adjustments as a result of these reviews.

The income tax and deferred social contribution have the following origins:

	Controlling Company		Consolidated	
	2000	**1999**	**2000**	**1999**
Long term realization				
Provision for technical assistant	1,011	648	1,011	648
Reserve for commissions	385	385	385	385
Other provisions	386	285	386	285
Reserve for contingencies	681	634	681	634
	2,463	1,952	2,463	1,952

The conciliation of the expense calculated by the application of the combined tax rates and the expense of income tax and social contribution deducted from the income and demonstrated as follows:

	Controlling Company		Consolidated	
	2000	1999	2000	1999
Account profit before income tax and social contribution	29,195	11,298	28,595	10,559
Combined tax rate	34%	37%	34%	37%
Income tax and social contribution:				
By the combined tax rate	9,926	4,180	9,722	3,906
Permanent additions:				
Non-deductible expenses	3,093	501	4,223	501
Permanent exclusions:				
Interest on shareholders' equity	2,554	972	2,554	972
Revenues tax free	-	4,080	-	2,954
Income tax and social contribution of the fiscal year	10,465	(371)	11,391	481
Effective rate	33,44%	-	46,60%	6,55%

Corporate Capital (Controlling Company)

The authorized corporate capital, according AGO/E made on April 25, 2000, is composed by 2,000,000,000 shares, being 800,000,000 book-entry common shares and 1,200,000,000 book entry preferred shares, all with no nominal value. On December 31, 2000 and 1999, the corporate capital subscribed and paid-in was represented by 82,073,858 book entry shares, being 38,490,512 common shares and 43,583,346 preferred shares, without nominal value. The preferred shares do not have right to vote and have priority in the distribution of dividend, which are, at least, 10% (ten per cent) higher than those distributed to the common shares, in accordance with paragraph I of art. 17 of the Law No. 6,404/76, with the new redaction given by the Law No. 9,457/97.

The By-laws determine the distribution of a minimum dividend of 25% of the net profit for the period, adjusted as contemplated by Art. 34 and Art 202 of Law No. 6,404/76 and the formation of a reserve for future capital increase, payment of intermediate dividends and for purchase of shares, with a view to assuring adequate operating conditions and to assure the continuity of the annual distribution of dividends.

Interest on Shareholders' Equity

According to the faculty due to the Law No. 9,249/95, the Company calculated interests on shareholders' equity based on the Long Term Interest Rate (TJLP) in effect in the period, in the amount of R$ 7,511 (R$ 3,889 in 1999), to be paid from March 26, 2001 on, at the rate of R$ 0.0869 per book entry common share and R$ 0.0956 per book entry preferred share, which were recorded in the financial expenses, in accordance with the fiscal legislation. For purposes of these financial statements, these interests were eliminated from the financial expenses of the fiscal year and are being presented in the account of accumulated profits as compared to current liabilities.

The income tax and social contribution of the fiscal year were reduced in R$ 2,553 (R$ 972 in 1999), approximately, as a result of the deduction of those taxes imposed by interest on capital credited to shareholders.

Calculation of the minimum obligatory dividend:

Fiscal Year's Net Profit	18,730
Legal Reserve (R$ 18,730 X 5%)	(937)
Depreciation of Re-evaluated Properties	209
Base for Dividend Calculation	18,002
Amount of the mandatory minimum dividends (25%)	4,500

Interest on shareholders' equity, credited on the dividends account:

Gross Value	7,511
Income Tax Withheld (15%)	(1,127)
Income Tax Withheld	432
Net Value Distributed	6,816

The value of the above interest on shareholders' equity shall be attribute to mandatory dividends declared in advance on account of the current period in accordance with item V of the Resolution "Deliberação 207/96" of "Comissão de Valores Mobiliários" – CVM.

Private Pension

The Company is the main sponsor of "Marcoprev - Sociedade de Previdência Privada," a non-profit organization organized in December 1995 which has as main purpose the concession of benefits complementary to the ones given by the Social Security to all employees of the sponsoring companies: "Marcopolo S.A." (main), "Marcopolo Distribuidora de Peças Ltda.", "Marcopolo Trading S/A", "MVC Componentes Plásticos Ltda.", "Polo Serviços em Plásticos Ltda.", "Polo Investimentos Ltda.", "Fundação Marcopolo" and "Associação dos Funcionários da Marcopolo". During the fiscal year the Company spent R$ 2,168 thousand in contributions (R$ 1,775 thousand in 1999). The actuarial regimen for the determination of the cost and contributions for the plan is the capitalization method. It is a mixed plan, of defined benefits, where the contributions are the responsibility exclusively of the sponsor, and of defined contribution where the contributions are the responsibility of the sponsor and the participant, optionally. On December 31, 2000, the actuarial liabilities were R$ 24,566 (R$ 21,520 in 1999), which was calculated in accordance with the mathematical model established in the technical note of the plan, whose regime is of capitalization collectively and are fully covered, there not being, therefore, a liability to be recorded by the sponsor at December 31, 2000.

Financial Instruments

The known or estimated value of the financial instruments registered in asset accounts on December 31, 2000 do not present market values significantly different from the ones recognized in the financial statements, considering similar kind of instruments, terms and risks.

In 2000 the Company made operations with derivatives in order to guarantee part of the liabilities arising from loans and financing denominated in foreign currency. The loss resulting from these operations, on the order of R$ 1,010, was registered in the financial expenditures account.

Insurance Coverage

In December 31, 2000, the Company had insurance coverage against fire and diverse risks to protect fixed assets and inventories, for values considered enough to cover possible losses.

Endorsements, Bonds and Guarantees

The Company granted guarantees to its controlled companies, whose amount at December 31, 2000 were R$ 63,250 (R$ 18,776 in 1999).

The Company had, on December 31, 2000, guaranties and or bonds granted to banks in financial transactions for clients in the amount of R$ 67,022 (R$ 54,200 in 1999), which have the benefit of counterguaranties in the assets so financed.

Employees' Participation in Revenues and Results

During the fiscal year 2000, in accordance with the Law No. 10.101 of December 19, 2000, the management opted for bi-annual payment, the first payment in August 2000 and the balance will be paid during the fiscal year 2001.

The employees' participation was calculated in accordance with the "Instrumento de Acordo do Programa de Metas-Eficacia Marcopolo-EFIMAR", dated April 11, 2000, approved by the union for the category.

Annex I

INVESTMENTS IN CONTROLLED COMPANIES

Fiscal Year 2000 and 1999 (thousand of Reais)

	Marcopolo Distrib. de Peças Ltda	Marcopolo Trading S.A.	Marcopolo Latinoamérica S.A. (1)	Polo Invest. Ltda.	Polo Serviços em Plástico Ltda.	Polomex S.A. de C.V. (1)	Marcopolo International Corporation (1)	Total 2000	Total 1999
Investments Information									
Corporate capital	4,000	1,000	2,929	48,840	500	12,557	98		
Adjusted net worth	2,983	3,717	(370)	46,402	604	11,418	15,340		
Owned quotes or shares	1	3,450,103	10,120	1	1	3,011,659	50,000		
Participation (%)	99,999	99,995	98,830	99,951	99,000	4,883	100,000		
Net profit(loss) of the Fiscal Year	(1,004)	585	(3,299)	4,210	(91)	(608)	(872)		
Activities in the Investments									
Initial balances:									
By the equity value	3,987	3,272	2,655	50,588	688	77	14,831	76,098	43,044
Additions	-	-	-	-	-	-	-	-	46,850
Dividends/profits distributed	-	(139)	-	-	-	-	-	(139)	(29)
Disposition of investment	-	-	-	-	-	-	-	-	(21,631)
Result of equity pick up	(1,004)	584	(3,021)	(4,209)	(90)	483	509	(6,748)	7,864
Final balances:									
By the equity value	2,983	3,717	(366)	46,379	598	560	15,340	69,211	76,098

(1) Controlled Company abroad.

Annex II

RELATED PARTIES

Fiscal Year 2000 and 1999 (thousand of Reais)

	Marcopolo Distrib. de Peças Ltda.	Marcopolo Trading S.A.	MVC-Comp .Plást. Ltda.	Ilmot Int. Corp. S.A.	Polo Inves. Ltda.	Dinaço Ind. e Com. de Ferro e Aço Ltda.	Marcopolo Ind. de Carroçarias S.A.	Polo Serv. Em Plástico Ltda.	Marcopolo Intern. Corp.	Polomex S.A. de C.V.	Ciferal Com. Ind. E Particip. S.A.	Marco-polo Latino-américa S.A.	Total 2000	Total 1999
Assets (liabilities) balance by														
Loan and cash account	594	(1,586)	(23)	(59)	(355)	(821)	-	(159)	18,461	1,042	20,309	462	37,365	10,137
Accounts receivables - sales	141	-	3	11,672	-	138	50	-	8,719	4,587	3,784	2,326	31,420	25,863
Accounts payables – purchases	24	-	287	-	-	100	-	766	-	-	-	-	1,177	933
Purchase of products and services	2,988	-	7,385	-	-	8,640	-	8,320	-	-	887	-	28,220	17,642
Sale of products and services	711	3	131	68,123	-	597	94	-	19,514	6,753	22,229	7,002	125,157	69,908
Financial expenses	-	279	223	-	145	369	-	28	-	72	-	-	1,116	2,026
Financial revenues	47	-	161	32	26	-	-	1	1,562	-	2,038	26	3,393	2,161

Remarks:

- The cash balances are subject to adjustment for inflation by the variation of the CDI.
- The transactions for sale, purchase of products and/or services are made with conditions of price and terms equivalent to the conditions of price and terms of transactions made with non-related third parties.

Complementary Information
Cash Flow Statements – Indirect Method
Fiscal Years 2000 and 1999 (thousand of Reais)

	Controlling Company		Consolidated	
	2000	1999	2000	1999
Cash flow from operating activities				
Fiscal Year Results	18,730	11,669	17,204	10,078
Adjustment to reconcile the result of cash generated by operational activity:				
Depreciation and Amortization	9,770	10,272	19,256	15,310
Results from sale of fixed assets	795	1,308	4,364	3,514
Equity pick up	6,748	(7,864)	-	-
Minority participations	-	-	(7,068)	(3,319)
Receipt of profits and dividends from subsidiaries	139	29	-	-
Variations in assets and liabilities				
(Increase) in Receivables Bills and other Receivables Bills	(33,774)	(45,935)	(145,598)	(86,493)
(Increase) in Inventories	(1,538)	(10,742)	(22,872)	(17,175)
Increase in Suppliers	18,205	5,367	58,435	5,868
Increase in accounts payable and provisions	9,217	4,397	41,235	14,862
Decrease in Interest on Shareholders' Equity	(4,203)	(9,253)	(4,203)	(9,253)
Net availability generated by the investment in operational activities	24,089	(40,752)	(39,247)	(66,608)
Cash flow from investment activities				
Purchase of fixed assets	(12,656)	(4,670)	(27,050)	(17,352)
Acquisition of shares / quotas	(628)	(24,770)	(9,142)	(1,472)
Investment in deferred assets	(1,038)	(449)	(3,238)	(5,511)
Net cash generated by investment in investment activities	(14,322)	(29,889)	(39,430)	(24,335)
Cash flow from financial activities				
(Increase) related parties	(27,728)	(7,012)	(19)	(1,460)
Taken loans	122,666	165,237	273,657	213,000
Loans Payments	(117,578)	(57,900)	(190,193)	(50,270)
Interest paid on loans	(26,397)	(64,494)	(43,455)	(63,711)
Net cash generated by investment in financing activities	(49,037)	35,831	39,990	97,559
Demonstration of the increase (reduction) in cash flow				
At the beginning of the fiscal year	80,353	115,163	127,489	120,873
At the end of the fiscal year	41,083	80,353	88,802	127,489
Increase (decrease) in cash flow	(39,270)	(34,810)	(38,687)	6,616

Complementary Information
Added Value Statements
Fiscal Years 2000 and 1999 (thousand of Reais)

	Controlling Company		Consolidated	
	2000	1999 Un-audited	2000	1999 Un-audited
1. Revenues				
1.1 Sale of goods, products and services	631,588	404,384	933,148	534,190
1.2 Non operational	367	(489)	879	(502)
	631,955	403,895	934,027	533,688
2. Raw materials acquired from third parties (including ICMS and IPI)				
2.1. Raw materials consumed	330,408	234,579	469,229	279,364
2.2 *Costs of goods and services sold*	74,796	8,396	124,962	8,396
2.3 Materials, energy, services from third parties and others	81,898	49,683	125,507	85,936
	487,102	292,658	719,698	373,696
3. Gross value added (1-2)	144,853	111,237	214,329	159,992
4. Retentions				
4.1. Depreciation and amortization	9,770	10,272	19,256	15,310
5. Net value added produced by the company(3-4)	135,083	100,965	195,073	144,682
6. Value added received in transfer				
6.1 Result of equity pickup	(6,748)	7,864	-	-
6.2 Financial Revenues	20,068	55,576	24,838	69,647
	13,320	63,440	24,838	69,647
7. Distributable value added (5+6)	148,403	164,405	219,911	214,329
8. Distribution of value added				
8.1 Personnel and charges	67,107	49,461	89,968	68,653
8.2 Taxes and Contributions	39,230	26,142	61,021	46,854
8.3 Interests and leases	23,336	77,133	50,192	80,092
8.4 *Interest on shareholders' equity and dividends*	7,511	3,889	7,511	3,889
8.5 Retained Profits	11,219	7,780	11,219	14,841
	148,403	164,405	219,911	214,329

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

INDEX

THE REGISTRATION WITH CVM DOES NOT IMPLY ANALYSIS OF THE COMPANY, AND ITS MANAGEMENT IS THE SOLE RESPONSIBLE FOR THE VERACITY OF THE INFORMATION PRESENTED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29
4 - NIRE		

01.02 - HEADQUARTERS

01 - COMPLETE ADDRESS				
AV. MARCOPOLO, 280				
2 - NEIGHBORHOOD OR DISTRICT	3 - ZIP CODE	4 - MUNICIPALITY	5 - STATE	
Planalto	95086-200	Caxias do Sul	RS	

6 - AREA CODE	7 - TEL. NO.	8 - TEL. NO.	9 - TEL. NO.	10 - TELEX
54	209-4000	209-4601	-	-
11 - AREA CODE	12 - FAX NO.	13 - FAX. NO.	14 - FAX. NO.	15 - EMAIL
54	209-4010	-	-	http: //www.marcopolo.com.br

01.03 - MARKET RELATIONS' OFFICER (BUSINESS MAILING ADDRESS)

1 - NAME	2 - COMPLETE ADDRESS		
CARLOS ZIGNANI	AV. MARCOPOLO, 280		
3 - NEIGHBORHOOD OR DISTRICT	4 - ZIP CODE	5 - MUNICIPALITY	6 - STATE
PLANALTO	95086-200	CAXIAS DO SUL	RS

7 - AREA CODE	8 - TEL. NO.	9 - TEL. NO.	10 - TEL. NO.	11 - TELEX
054	209-4115	-	-	
12 - AREA CODE	13 - FAX NO.	14 - FAX. NO.	15 - FAX. NO.	16 - EMAIL
054	209-4010	-	-	zignani@marcopolo.com.br

01.04 – REFERENCE / AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			LAST QUARTER		
1 - BEGINNING	2 - END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01/01/2002	12/31/2002	1	01/01/2002	03/31/2001	4	10/01/2001	12/31/2001

9. AUDITOR'S NAME	10. CVM CODE
KPMG Independent Auditors	00418-9
11. RESPONSIBLE TECHNICIAN'S NAME	12. RESPONSIBLE TECHNICIAN'S CPF
Wladimir Omiechuk	315.757.570-87

02 JUL 30 AM 9:50

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

01.05 - CORPORATE CAPITAL

NUMBER OF SHARES (THOUSANDS)	1. CURRENT QUARTER 03/31/2002	2. PREVIOUS QUARTER 12/31/2001	3. SAME QUARTER OF PREVIOUS FISCAL YEAR 03/31/2001
PAID-IN CAPITAL			
1 - COMMON	38,491	38,491	38,491
2 - PREFERRED	43,583	43,583	43,583
3 - TOTAL	82,074	82,074	82,074
TREASURY SHARES			
4 - COMMON	0	0	0
5 - PREFERRED	0	0	0
6 - TOTAL	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - CORPORATE TYPE Commercial and Industrial Company and Others
2 - STATUS Operational
3 - NATURE OF SHAREHOLDING CONTROL Private and National
4 - ACTIVITY CODE 1120100 – Automotive Bodies
5 - MAIN ACTIVITY Manufacturing of Automotive Bodies
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF AUDITORS' REPORT Without Remarks

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - CORPORATE NAME

01.08 - DECIDED AND/OR PAID DIVIDENDS DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARES	7 - AMOUNT OF DIVIDENDS PER SHARE

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

01.09 - COMPOSITION OF THE SUBSCRIBED CORPORATE CAPITAL AND CHANGES IN THE CURRENT FISCAL YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - AMOUNT OF THE CORPORATE CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE CHANGE (IN THOUSANDS OF REAIS)	5 - ORIGIN OF THE CHANGE	7 - AMOUNT OF SHARES ISSUED (IN THOUSANDS)	8 - ISSUANCE PRICE OF THE SHARES (REAIS)

01.10 - MARKET RELATIONS' OFFICER

1 - DATE	2 - SIGNATURE
5/8/2002	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

02.01 - BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 – 03/31/2002	4 – 12/31/2001
1	Total assets	532,075	585,684
1.01	Current assets	320,749	368,246
1.01.01	Cash	1,161	4,572
1.01.02	Credits	157,719	196,996
1.01.02.01	Clients	234,107	226,754
1.01.02.02	Provision for credit risk	(5,394)	(4,758)
1.01.02.03	Exchange advances	(70,994)	(25,000)
1.01.03	Inventories	48,835	46,275
1.01.03.01	Finished products	12,963	11,559
1.01.03.02	Products in production	5,084	4,798
1.01.03.03	Raw and auxiliary materials	29,554	28,225
1.01.03.04	Merchandise	382	425
1.01.03.05	Advances to suppliers and others	852	1,268
1.01.04	Others	113,034	120,403
1.01.04.01	Financial applications	55,655	74,096
1.01.04.02	Debtors per contracts	20,967	17,133
1.01.04.03	Other accounts receivable	1,031	694
1.01.04.04	Taxes to be recovered	30,837	25,958
1.01.04.05	Advances to employees	2,852	702
1.01.04.06	Application of resources in expenses	1,692	1,820
1.02	Long term assets	92,111	71,077
1.02.01	Various credits	0	0
1.02.02	Credits with related companies	77,902	58,330
1.02.02.01	With affiliated companies	0	0
1.02.02.02	With controlled companies	77,902	58,330
1.02.02.03	With other related companies	0	0
1.02.03	Others	14,209	12,747
1.02.03.01	Deposit for resources	2,512	2,526
1.02.03.02	Taxes and deferred contributions	6,489	5,206
1.02.03.03	Receivables from clients	4,956	4,949
1.02.03.04	Other accounts receivable	252	66
1.03	Permanent assets	119,215	146,361
1.03.01	Investments	59,834	86,883
1.03.01.01	Interest in affiliated companies	0	0
1.03.01.02	Interest in controlled companies	58,903	85,953
1.03.01.03	Other investments	931	930
1.03.02	Fixed assets	59,149	59,221
1.03.02.01	Lands	6,858	6,858
1.03.02.02	Buildings	33,247	33,115
1.03.02.03	Machinery and equipment	53,484	51,613
1.03.02.04	Installations	27,586	27,314
1.03.02.05	Furniture and utensils	3,244	3,307
1.03.02.06	Vehicles	1,704	1,607

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

02.01 - BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 – 3/31/2002	3 – 12/31/2001
1.03.02.07	Equipments and data processing systems	11,776	11,596
1.03.02.08	Other fixed assets	1,495	1,462
1.03.02.09	Fixed assets in course	3,145	3,557
1.03.02.10	Accumulated depreciation	(83,390)	(81,208)
1.03.03	Deferred	232	257

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

02.02 - BALANCE SHEET - LIABILITIES (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 – 3/31/2002	4 – 12/31/2001
2	Total liabilities	532,075	585,684
2.01	Current liabilities	186,043	239,387
2.01.01	Loans and financing	51,057	125,499
2.01.02	Debentures	0	0
2.01.03	Suppliers	45,682	34,874
2.01.04	Taxes and contributions	6,965	8,405
2.01.05	Dividends due	0	0
2.01.06	Provisions	23,370	19,175
2.01.06.01	Corporate Income Tax	5,856	0
2.01.06.02	Social contribution	2,162	0
2.01.06.03	13th wage	2,083	0
2.01.06.04	Vacation	8,224	10,739
2.01.06.05	Labor and fiscal indemnifications	2,635	2,472
2.01.06.06	Gratifications	2,410	5,964
2.01.06.07	Commissions payable	0	0
2.01.07	Debts with related companies	2,074	639
2.01.08	Others	56,895	50,795
2.01.08.01	Salary and wages payable	3,056	3,741
2.01.08.02	Clients' advances	3,704	2,123
2.01.08.03	Commissioned representatives	9,721	10,038
2.01.08.04	Interest on shareholders' equity	18,396	18,396
2.01.08.05	Advance billing	1,432	2,581
2.01.08.06	Managers' profit-sharing	2,588	2,588
2.01.08.07	Other accounts payable	43	0
2.01.08.08	Billable services	16,185	9,558
2.01.08.09	Creditors per contract	1,770	1,770
2.02	Long term liabilities	142,820	129,110
2.02.01	Loans and financing	123,062	109,352
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.04	Debts with related companies	0	0
2.02.05	Others	19,758	19,758
2.02.05.01	Employee benefits	19,758	19,758
2.03	Results from future fiscal years	0	0
2.05	Net worth	203,212	217,187
2.05.01	Present corporate capital	130,000	130,000
2.05.02	Capital reserves	1,445	1,445
2.05.03	Reevaluation reserves	0	0
2.05.03.01	Owned assets	0	0
2.05.03.02	Controlled/Affiliated	0	0
2.05.04	Profits reserves	85,742	85,742
2.05.04.01	Legal	19.396	19.396

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

02.02 - BALANCE SHEET - LIABILITIES (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 – 3/31/2002	4 – 12/31/2001
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Of future profits	0	0
2.05.04.05	Profits retention	0	0
2.05.04.06	Special reserve for non-distributed dividends	0	0
2.05.04.07	Other profit reserves	66,346	66,346
2.05.04.07.01	Reserves for capital increases	43,131	43,131
2.05.04.07.02	For shares purchase	12,223	12,223
2.05.04.07.03	For dividends payment	10,992	10,992
2.05.05	Accumulated profits/losses	(13,975)	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 – CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

03.01 - RESULTS OF OPERATIONS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3- SINCE 01/01/2002 UNTIL 03/31/2002	4- SINCE 01/01/2002 UNTIL 03/31/2002	5- SINCE 01/01/2001 UNTIL 03/31/2001	6- SINCE 01/01/2001 UNTIL 03/31/2001
3.01	Gross revenue from sales and/or services	211,423	211,423	191,182	191,182
3.02	Deductions from the gross revenue	(22,096)	(22,096)	(20,947)	(20,947)
3.03	Net revenue from sales and/or services	189,327	189,327	170,235	170,235
3.04	Cost of goods sold and/or services rendered	(149,361)	(149,361)	(126,015)	(126,015)
3.05	Gross profit	39,966	39,966	44,220	44,220
3.06	Operating revenues/expenses	(45,246)	(45,246)	(18,840)	(18,840)
3.06.01	With sales	(9,842)	(9,842)	(9,458)	(9,458)
3.06.02	General and administrative	(6,352)	(6,352)	(4,952)	(4,952)
3.06.02.01	General and administrative expenses	(5,597)	(5,597)	(4,423)	(4,423)
3.06.02.02	Managements' fees	(755)	(755)	(529)	(529)
3.06.03	Financial	(1,173)	(1,173)	(1,252)	(1,252)
3.06.03.01	Financial revenues	10,281	10,281	7,507	7,507
3.06.03.02	Financial expenses	(11,454)	(11,454)	(8,759)	(8,759)
3.06.04	Other operating revenues	0	0	0	0
3.06.05	Other operating expenses	(829)	(829)	(1,111)	(1,111)
3.06.06	Equity Accounting	(27,050)	(27,050)	(2,067)	(2,067)
3.06.06.01	Exchange losses controlled in Argentina	(40,772)	(40,772)	(2,296)	(2,296)
3.06.06.02	Remaining results of controlled companies	(1,272)	(1,272)	229	229
3.06.06.03	Exchange control effect: investments Argentina	14,994	14,994	0	0
3.07	Operating profit	(5,280)	(5,280)	25,380	25,380
3.08	Non-operating profit	(63)	(63)	49	49
3.08.01	Revenues	21	21	67	67
3.08.02	Expenses	(84)	(84)	(18)	(18)
3.09	Profits before taxation/participations	(5,343)	(5,343)	25,429	25,429
3.10	Provisions for income tax and social contribution	(8,018)	(8,018)	(9,385)	(9,385)
3.11	Deferred income tax	1,486	1,486	1,162	1,162
3.12	Statutory participations and contributions	(2,100)	(2,100)	(2,407)	(2,407)
3.12.01	Participations	(2,100)	(2,100)	(2,407)	(2,407)

3.12.01.01	Managers and employees participations	(2,100)	(2,100)	(2,407)	(2,407)
3.12.02	Contributions	0	0	0	0
3.13	Reversion of interest on shareholders' equity	0	0	0	0
3.15	Loss/profits of the period	(13,975)	(13,975)	14,799	14,799
	Number of shares, ex-treasury (thousands)	82,074	82,074	82,074	82,074
	Profit per share			0.18031	0.18031
	Loss per share	(0.17027)	(0.17027)		

1. Operating Activities

The Company's purpose is to manufacture and commerce buses, automotive vehicles, automotive bodies, agricultural and industrial machinery, import and export, and it may participate in other companies.

2. Presentation of the Financial Statements

The financial statements were prepared in accordance with the accounting practices proceeding from corporate legislation and rules from the "CVM - Comissão de Valores Mobiliários".

Description of the Main Accounting Practices

a. Financial Investments

Recorded at cost, increased by income received up to the date of the balance sheet, which does not exceed the market value.

b. Provision for Doubtful Credits

Constituted in an amount considered sufficient to cover eventual losses in the realization of receivables.

c. Inventories

Evaluated at their average acquisition or production cost that does not exceed the market value.

d. Investments

The investments in controlled companies were evaluated by the equity accounting method. The premium incurred in the acquisition of investments will be amortized over the term of 5 years in accordance with their expected future profitability in a report prepared by independent evaluators. The others were evaluated on the adjusted cost deducting the provision for devaluation.

e. Corporate Investments Abroad

The criteria for verification of the results of the financial statements of companies abroad with Brazilian investments, whenever differing from the fundamental accounting principles used in Brazil (Brazilian GAAP), were duly adjusted, considering the relevance of the information. The conversion of the referred financial statements to the national currency was effected in accordance with the terms of the Deliberation CVM No. 28/86.

f. *Fixed Assets*

Registered at acquisition cost, formation or construction. Depreciation is calculated by the linear method at rates which consider the useful life of the assets.

g. *Deferred*

Refers predominantly to expenses with development and implantation of operating units in new markets abroad, which are being amortized over the expected terms of future benefits by the linear method.

h. *Rights and Obligations*

Updated at the exchange rate and financial charges, in the terms of the effective contracts, so that they reflect the amounts incurred up to the balance sheet date.

i. *Income Tax and Social Contribution*

Income tax – Calculated at the rate of 15% on taxable income, increased by 10%.

Social contribution – Calculated at the rate of 9% on adjusted book profit

The deferred income tax and social contribution are presented in the current assets, receivables and long term, in accordance with Explanatory Note No. 10.

j. *Inflationary effects*

Accounts of permanent fixed assets and of net worth were monetarily updated to December 31, 1995, when under Law No. 9,249/95, monetary correction of the balance sheet was revoked from Brazilian corporate law.

3. Consolidated Financial Statements

The consolidated financial statements include the financial statements of Marcopolo S.A. and its controlled companies, as follows:

CONSOLIDATED COMPANIES

Name of Controlled Companies	Participation (%) Direct	Participation (%) Indirect
Marcopolo Distribuidora de Peças Ltda.	99.99	0.01
Marcopolo Trading S.A.	99.99	0.01
MVC - Componentes Plásticos Ltda.	99.99	0.01
Marcopolo International Corporation (1)	100.00	-
Ilmot International Corporation S.A. (1)	-	100.00
Marcopolo Indústria de Carrocerias S.A. (1)	-	100.00
Polo Serviços em Plásticos Ltda.	99.00	1.00
Marcopolo Latinoamérica S.A. (1)	98.83	1.17
Ciferal Indústria de Onibus Ltda. (2)	99.99	0.01
Polomex S.A. de C.V. (1)	3.61	70.39
Laureano S.A. (1)	-	100.00
Superpolo S.A. (1) (2)	-	50.00

(1) Controlled company abroad
(2) Proportionate consolidation.

Description of the main procedures adopted for Consolidation

a. The balances of assets and liabilities accounts between companies whose financial statements are consolidated have been duly eliminated;

b. The interest in equity, reserves and accumulated profits of controlled companies have been duly eliminated;

c. The balances of revenue and expense accounts, as well as not realized profits, arising from inter-company transactions have been duly eliminated; and

d. The participation of the minority shareholders of the controlled companies are detached in the consolidated financial statements.

Consolidated result of the fiscal year and net assets, as follows:

	Results Fiscal Year		Net Assets	
	3/31/02	12/31/01	3/31/02	12/31/01
Controlling company	13,975	41,938	203,212	217,187
Realization of profit arising from controlled companies in transaction with controlled companies, net of income tax and social contributions	4,916	3,117	-	-
Elimination of profits received by the controlling company in transactions with controlled companies, net of income tax and social contributions	(7,258)	(4,916)	(7,258)	(4,916)
Consolidated	(16,317)	40,139	195,954	212,271

4. Financial investments

	Controlling Company		Consolidated	
	3/31/02	12/31/01	3/31/02	12/31/01
National Currency				
Bank Deposit Certificates (*)	55,655	72,839	68,083	81,373
Foreign Currency:				
Fixed Rate	-	-	16,749	15,757
Others	-	1,257	-	1,257
	55,655	74,096	84,832	98,387

(*) Yield linked to at least 99% of the variation of the CDI (Interbank Deposit Certificate).

04.01 - EXPLANATORY NOTES

5. Receivables from clients

	Controlling Company		Consolidated	
	3/31/02	12/31/01	3/31/02	12/31/01
Current:				
- domestic market	99,884	105,640	120,622	148,369
- abroad	134,223	121,113	188,305	237,924
Minus:				
- discounted securities	(70,994)	(25,000)	(80,136)	(31,586)
- provision for doubtful credits	(5,394)	(4,757)	(13,597)	(17,015)
Long-term realization:				
- abroad	4,956	4,949	49,605	49,493
Minus:				
- provision for doubtful credits	-	-	(3,141)	(3,137)
	4,956	4,949	46,464	46,356
	162,675	201,945	244,321	384,048

6. Inventory

	Controlling Company		Consolidated	
	3/31/02	12/31/01	3/31/02	12/31/01
Finished products	12,963	11,559	19,948	18,080
Products in production	5,084	4,798	12,858	11,285
Raw and auxiliary materials	29,554	28,225	58,799	47,087
Merchandise	382	425	6,662	8,915
Cash advances to suppliers and others	852	1,268	1,659	2,619
	48,835	46,275	99,926	87,987

7. Investments

	Controlling Company		Consolidated	
	3/31/02	12/31/01	3/31/02	12/31/01
In Controlled Companies	58,903	85,953	-	-
Premium to be amortized	-	-	-	-
Other Investments	931	930	1,108	1,321
	59,834	86,883	1,108	1,321

The investments in controlled companies are stated below.

INVESTMENTS IN CONTROLLED COMPANIES

	Marcopolo Distrib. de Peças Ltda	Marcopolo Trading S.A.	Marcopolo Latinoamérica S.A. (1)	MVC Component es Plásticos Ltda.	Ciferal Ind. Carrocerias Ltda.	Polo Servicos em Plasticos Ltda.	Polomex S. A. de C.V. (1)	Marcopolo Int'l Corp (1)	Total 3/31/2002	Total 12/31/2001
Investments Information										
Corporate capital	4,000	1,000	1,222	22,000	79,000	500	21,563	34,958		
Adjusted net worth	3,615	4,559	(46,833)	23,563	60,234	635	19,864	12,399		
Quotes or shares owned	1	3,450,103	2,878	1	499,953	1	3,011,659	50,000		
Participation (%)	99,99	99,99	99,99	99,99	99,99	99,00	3,61	100,00		
Net profit(loss) of the Fiscal Year	133	(331)	(28,487)	455	*(486)*	47	*(1,014)*	*(10,690)*		
Activities in the Investments										
Initial balances:										
By the equity value	3,482	4,889	(30,623)	23.107	60,719	583	738	23,058	85,953	69,211
Previous years' adjustments – pension fund										
Additions										
Dividends/profits received										
Capital Decrease										
Exchange rate losses of controlling companies – Argentine			(27,835)					(12,937)	(40,772)	
Result of Equity accounting	133	(331)	(652)	455	(486)	45	(21)	(416)	(1,272)	(26,702)
Equity accounting – exchange rate effect Argentina			12,277					2,717	14,994	
Final balances:										
By the equity value	3,615	4,558	(45,833)	23,562	60,233	629	717	12,422	58,903	85,953

(1) Controlled Company abroad.

8. Permanent assets:

	Average rate of depreciation p.a. (%)	Controlling Company 3/31/02	Controlling Company 12/31/01	Consolidated 3/31/02	Consolidated 12/31/01
Edifications	4	33,247	33,115	63,703	60,666
Machinery and equipment	10	53,484	51,613	93,698	86,281
Installations	10	27,586	27,314	34,607	34,508
Furniture and utensils	10	3,244	3,307	4,875	5,238
Vehicles	20	1,704	1,607	2,779	2,591
Computer equipment	20	11,776	11,596	13,013	12,858
Other	10, 20	1,495	1,462	4,569	3,320
Accumulated depreciation		(83,390)	(81,208)	(104,986)	(101,080)
lands		6,858	6,858	14,483	13,611
Ongoing works		2,877	2,275	3,829	4,856
Advances to suppliers		268	1,282	268	1,282
		59,149	59,221	130,838	124,131

9. Deferred

	Average rate of depreciation p.a. (%)	Controlling Company		Consolidated	
		3/31/02	12/31/01	3/31/02	12/31/01
Development and implementation of units	20	537	463	12,083	14.191
Premium to be amortized	20	-	-	24,172	24,172
Accumulated amortization		(305)	(206)	(9,528)	(7,966)
		232	257	26,727	30,397

The premium paid in the acquisition of shares of the controlled company Ciferal Indústria de Ônibus Ltda. is being amortized over five years, based on the estimate of future profitability of such company.

10. Related Parties

The balances and transactions with related parties are stated below.

	Marcopolo Distrib. de Peças Ltda.	Marcopolo Trading S.A.	MVC-Comp .Plást. Ltda.	Ilmot Int. Corp. S.A.	Marcopolo Ind. de Carroçarias S.A.	Superpolo SA	Marcopolo South Africa (Pty) Ltda.	Polo Serv. Em Plástico Ltda.	Marcopolo Intern. Corp.	Polomex S.A. de C.V.	Ciferal Com. Ind. e Particip. S.A.	Marco-polo Latino-américa S.A.	Total 3/31/2002	Total 12/31/2001
Assets (liabilities) balance by														
- Loan and cash account	(1,820)	11,763	(239)	(10)	-	-	-	22	24,996	-	1,382	39,733	75,827	57,691
- Accounts receivable by sales	-	18,749	1	21,571	84	-	-	-	33,134	2,806	3,397	20,684	100,426	88,530
- Accounts payables by purchases	-	-	363	-	-	-	-	957	-	-	-	-	1,320	3,214
- Purchase of products and services	337	1	2,851	-	-	-	-	2,889	-	-	1,907	0	7,985	36,018
- Sale of products and services	1	1	8	17,705	14	0	1,317	-	10,386	478	3,983	22,560	56,453	243,018
- Financial expenses	44	1	2	-	-	-	-	15	-	-	-	-	62	709
- Financial revenues	7	48	-	-	-	1	-	-	345	-	20	455	876	3,398

Remarks:

- Balances in cash accounts are subject to adjustment for inflation by the variation of the CDI.
- The transactions for sale, purchase of products and/or services are made with conditions of price and terms equivalent to the conditions of price and terms of transactions made with non-related third parties.

11. Loans and Financing

	Controlling Company		Consolidated	
	3/31/02	12/31/01	3/31/02	12/31/01
National currency:				
Fixed assets:				
FINAME	2,353	2,618	6,963	5,545
Working capital	-	81	0	3,085
Advances on exchange contracts	46,749	85,049	48,329	87,400
Foreign currency:				
Working capital	6,272	9,462	122,754	136,200
Export financing				
Advances on exchange contracts	118,745	137,641	118,745	137,641
	174,119	234,851	296,791	369,871
Portion to be amortized in the short term classified as current liability	51,047	125,499	121,698	230,110
Long term	123,062	109,352	175,093	139,761

The financings in national currency are redeemable until December 2006 and the ones in foreign currency until May 2006. The following obligations are applicable to them:

a. In national currency, they are subject to interest of up to 3.80% per annum, plus the restatement (adjustment for inflation) calculated in accordance with the variation of the URTJ, TJLP and UMBNDS;

b. Working capital, in foreign currency, are subject to interest which ranges from 3.80% to 10.5% per annum;

c. Advances of exchange contract are subject to interest which ranges from 5% to 8% per annum and exchange updating based on the variation of the US dollar; and

d. Export financings are subject to interest of 4.5% per annum plus the variation of LIBOR.

“Aval” and chattel mortgage of the financed properties have been offered in order to guarantee the loans and financing.

12. Reserve for Contingencies

The company has been judicially discussing the legality of some tax and labor claimings. The estimate loss was reserved according to the opinion of its legal counselors. The updated reserves were recorded against the “other operational expenses” account.

13. Deferred Income Tax and Social Contribution

The deferred income tax and social contribution are registered to reflect the future tax effects attributable to temporary differences between the tax basis of assets and liabilities and their respective book value. The book value of the deferred tax asset is being reviewed annually, and there have been no adjustments as a result of these reviews.

The deferred income tax and social contribution have the following source:

	Controlling Company		Consolidated	
	03/31/02	12/31/01	03/31/02	12/31/01
Long term realization				
Provision for technical assistant	1,552	1,527	1,552	1,527
Provision of commissions	1,166	813	1,380	1,027
Other provisions	416	164	462	164
Provision for doubtful credits	796	233	834	233
Provision statutory interests	896	840	1,278	956
Provision for contingencies	670	670	670	670
Fiscal loss for income tax	993	959	2,135	2,413
- negative basis for social contribution	-	-	15,710	15,710
	6,489	5,206	24,021	22,700

The conciliation of the expense calculated by the application of the combined tax rates and the expense of income tax and social contribution debited in the income is demonstrated as follows:

	Controlling Company		Consolidated	
	03/31/02	12/31/01	03/31/02	12/31/01
Account profit before income tax and social contribution	(5,343)	76,544	(8,111)	64,645
Combined tax rate	34%	34%	34%	34%
Income tax and social contribution:				
By the combined tax rate	(1,817)	26,025	(2,758)	21,979
Permanent additions:				
Non-deductible expenses	8,349	5,185	8,478	12,846
Permanent exclusions:				
Revenues tax free				
Income tax and social contribution of the fiscal year				

Effective tax rate

14. Corporate Capital (Controlling Company)

The authorized corporate capital is of 2,000,000,000 shares, being 800,000,000 common shares and 1,200,000,000 preferred shares, all of them being book-entry shares with no face value. On March 31, 2002 and 2001, the corporate capital subscribed and paid-in was represented by 82,073,858 book-entry shares, being 38,490,512 common shares and 43,583,346 preferred shares, without face value. The preferred shares do not have voting rights, but have priority in the distribution of dividends, which are at least 10% (ten per cent) higher than those attributed to the common shares, in accordance with paragraph I of Article 17 of the Law No. 6,404/76, with the new redaction given by the Law No. 9,457/97. The By-laws determine the distribution of a minimum dividend of 25% of the net profit for the period, adjusted according to Art. 34 and Art. 202 of Law No. 6,404/76 and the formation of a reserve for future capital increase, payment of intermediate dividends and for the purchase of shares with the objective of assuring adequate operating conditions and to assure the continuity of the annual distribution of dividends.

15. Financial Instruments

According to the Instruction CVM No. 235/95, the account balances of the financial instruments included in the balance sheet in December 31, 2001 are the following:

Description	Controlling Company		Controlled	
	Book-entry balance	Market value	Book-entry balance	Market value
Available	1,161	1,161	12,919	12,919
Financial Investments	55,655	55,655	84,832	84,832
Recoverable taxes	30,837	30,837	43,995	43,995
Loans to be received	77,902	77,902	-	-
Investments:				
Without quotation in any stock exchange	931	931	1,108	1,108
Evaluated by the MEP	58,903	58,903	-	-
Loans and Financings				
In national currency	49,102	49,102	55,292	55,292
In foreign currency	125,017	125,110	241,499	241,592
Recoverable taxes - deferred	6,489	6,489	24,021	24,021

a. Available and Financial Investments

The balances in checking accounts and financial investments with financial institutions have their market value identical to the accounting balances.

b. Loans to be received/paid

The market values are identical to the accounting balances once there are no similar instruments and they are transacted with controlled companies.

c. Recoverable taxes/deferred

The market values are identical to the accounting balances considering that the recoverable taxes correspond to short-term advances and the deferred taxes refer to, essentially, to credits for future compensation resulting from non-deductible interim provisions and fiscal losses of controlled companies.

d. Investments

The market values for the investments are identical to the accounting balances once there are no market quotations.

e. Loans and financings

The market values of the financings have been calculated based on their present value and utilizing tax rates applicable to instruments of similar type, term and risk, or based on the market quotations of these instruments.

The market value for the financing with BNDES/FINAME are identical to the accounting balances once there are no similar instruments with comparable maturities and interest rates.

f. Derivatives

Marcopolo S.A. has the policy of eliminating market risks, avoiding assuming positions exposed to fluctuations of market values and operating only through instruments that allow risk controls. Most of the derivatives contracts are made through swap transactions, involving pre fixed rates and are registered with BM&F. The future dollar contracts are used, mainly, as instruments to "hedge" advances on exchange rate contracts and clients abroad. The Company does not expect to realize any loss in these transactions.

g. Limitations

The market values have been estimated on a specific moment based on "relevant market information". Changes in the foregoing can affect the estimates presented.

16. Insurance Coverage

On March 31, 2002, the Company had insurance coverage against fire and diverse risks to protect fixed assets and inventories for values considered enough to cover possible losses.

17. Endorsements, Bonds and Guarantees

The Company had, on March 31, 2002, endorsements and/or bonds granted to banks in financial transactions for clients in the amount of R$ 57,167 (R$ 43,765 in December 2001), which have as a balancing item the guarantee of the assets so financed.

18. Employees' Participation in Revenues and Results

During the fiscal year 2002, in accordance with the Law No. 10.101 of December 19, 2000, the management opted for reserving the employees' participation in revenues and results.

The employees' participation was calculated in accordance with the "Programa de Metas-Eficácia Marcopolo-EFIMAR", dated April 1, 2002 and confirmed by the union of the category

19. Depreciation of the Argentinean Peso

a) The financial statements of the controlled companies located in Argentina, used for application of the equity accounting method and consolidation (Notes 3 and 7) have been adjusted for the "peso" effect and depreciation of the US Dollar. Consequently, a loss of R$ 25,778 was recorded in the first quarter of 2002, being R$ 40,772 originated from exchange rate losses recorded by the controlling companies and R$ 14,994 related to gains (exchange effect x Dollar) in the investments that the Company has in such controlling companies. These losses are based on a devaluation of 67.65% (quotation of 1.70 to 2.85) of the Argentinean Peso in relation to the US Dollar and the Real.

b) Receivables from clients located in Argentina

	Controlled companies in Argentina	Controlling and controlled companies outside of Argentina
Accounts receivable short-term	20,698	-
Accounts receivable long-term	6,169	37,827
Provision for doubtful credits	(7,002)	(3,141)
	19,865	34,686

The provision for doubtful credits represents the best estimate of Management related to the realization of accounts receivables from clients and controlled companies located in Argentinean territory. The Company is in the process of renegotiating these credits with clients and is discussing them with Brazilian and Argentinean governments for the losses experienced in the conversion of Peso into Real after the depreciation of the Peso against the Dollar. These negotiations are expected to be done by the end of the first semester of 2002, and as it was not possible to determine the maturity of those credits in Dollars, Management decided to reclassify them to the long-term fixed assets.

c) Marcopolo's management is implementing a restructuring plan of the controlled companies in Argentina with the objective of maintaining the operational continuity of the investments. This action plan includes:

- Resources capitalization;
- Operational restructuring to reduce costs;
- Corporate reorganization.

05.01 – QUARTER PERFORMANCE REPORT OF THE COMPANY

INITIAL CONSIDERATIONS

The first quarter presented a positive result except for the effects of the Argentinean crisis. Even so, with the positive perspectives in the foreseeable domestic and international markets, we can confirm the expectations of reaching a consolidated net income of R$1.1 billion in fiscal 2002.

PERFORMANCE OF THE SECTOR

The Brazilian production of buses in the first quarter reached approximately 5,230 units. This number includes the production of the companies Induscar/Caio and Neobus, not associated with FABUS, which, because of the volume production have a significant position and are now included in the market statistics. For this reason the production charts supplied by FABUS are no longer presented.

MARCOPOLO'S PERFORMANCE

Production

Despite the Argentine crisis and the decrease of productivity in Mexico due to collective vacation in January 2002, the production of Marcopolo/Ciferal (including the minibus Volare) reached the same levels of the same period in the previous year, 2,983 units against 2,994 in 2001. It is important to note that in the first quarter of 2002 the Company changed its product mix increasing the production of minibuses due to an increasing demand. Even taking into consideration the production of the companies not associated to Fabus, the market participation of Marcopolo was 57%, practically what it was in the previous year.

05.01 – QUARTER PERFORMANCE REPORT OF THE COMPANY

MARCOPOLO'S AUTOMOTIVE BODIES PRODUCTION – Consolidated Data (Units)
1st Quarter

Models	2002	2001	2000	1999	1998
Intercity buses	616	688	621	259	647
Urban buses	1,108	1,414	906	704	887
Micro-buses	175	358	247	170	251
Mini buses	1,084	534	526	255	-
TOTAL (1)	**2,983**	**2,994**	**2,300**	**1,388**	**1,785**

Notes:
(1) Consolidated production of Marcopolo including the mini bus Volare.

FINANCIAL/ECONOMICAL PERFORMANCE

Controlling Company

In the first quarter of 2002 the net revenues reached R$ 189.3 million, an increase of 11.2% in relation to the same period in the previous year. in 2001. The gross margin was lower than that of the previous year due to income of exports being lower, and because of the increasing sales of Volare, which uses a chassis that only has a nominal contribution. Administrative expenses absorbed 9.6% of the net revenues, against 9.9% in the same period of the previous year. The consolidated results are detailed in the next item.

Consolidated Results

In the first quarter of 2002, the consolidated net revenues reached R$ 224.6 million, which represents an increase of 2% in comparison with 2001. The performance in the quarter was affected by the reduction of exports of the controlled company due to collective vacations in January 2002 in Polomex – Mexico, and stoppage of business in Argentina. The controlled companies contributed with R$ 35.2 million against R$ 49.9 million in the same period of the previous year. As a result, the net profits decreased from R$ 60.3 to R$ 48.1 million in the current one or 21.4% and 27.% of the net revenues. If the Argentinean crisis had not taken place, there would have been a net positive result of R$ 12.9 million. However, the profit of the quarter was negatively affected by the depreciation of the Peso from 1.70 in December 2001 to 2.85 per US Dollar in March 2002. This fact caused financial expenses resulting from the exchange rate variation in the amount of R$ 40.8 million, partially compensated by the exchange valorization of R$15 million over investments in that country. The net negative effect in the amount of R$25.8 million was reflected in the consolidated results, generating R$16.3 million of losses. Consolidated results with and without the effects of the Argentinean crisis are shown in the following chart :

Results' Accounts	Without Argentina	With Argentina	Better (Worse)
Net revenues	223.9	224.6	0.7
Net profit	48.9	48.1	(0.7)
Operational expenses	(26.5)	(28.1)	(1.6)
Net finance result:			
Financial expenses	(1.7)	(2.8)	(1.1)
Effect of currency depreciation	-0-	(40.8)	(40.8)
Effect of depreciation of investments	-0-	15.0	15.0
Operational Results	20.6	(8.6)	(29.2)
Net Results	12.9	(16.3)	(29.2)
EBITDA	27.9	26.2	(1.7)
EBITDA/ Net revenues	12.5%	11.7%	(0.8 pp)

To balance the debt problems of Marcopolo Latino América SA (Argentina), the Board of Directors approved the capitalization of credits of the controlling company in the amount of R$ 46.8 million to be effected during the second quarter of 2002.

INVESTMENTS

Permanent.

In the first quarter of 2002 the consolidated investments effected in fixed assets of the several companies reached approximately R$ 8.6 million applied in the acquisition of machinery, equipment.

Consolidated Cash Flow Statements

	January through March	
	2002	**2001**
Net income (loss) for the period	(16,317)	11,791
Non cash expenses:		
- Depreciation, amortization and write-offs of fixed assets	5,649	5,597
- Other non cash revenue (expenses)		
- Minorities' interest	-	10,329
- Cost of written-off assets	87	11,650
- Reserve for bad debts	(3,418)	6,649
Gross generation of cash	(13,999)	46,016
Interest on Shareholders' Equity	-	(6,844)
Variations in working capital	21,483	(43,702)
Net cash provided by operations	7,484	(4,530)
Investments, divestment activities		
- Proceeds from capital increases	-	5,011

- Investments in fixed assets	(8,560)	(13,347)
- Acquisition of fixed Purchase of common stock in subsidiary company	-	(23,116)
Financing Activities:		
- Intercompany loans	-	1,479
- Increase (decrease) in bank loans	(24,531)	116,314
Net change in cash balance	(25,607)	81,811
Cash balance at the beginning of the period	123,397	88,802
Cash balance at the end of the period	97,790	170,613

Prizes

During the first quarter Marcopolo was included in the "200 Largest Exporters in the South" by the magazine *Expressão*, by the *Instituto Brasileiro de Desenvolvimento da Cidadania* with the homage "Cidadania Brasil de Exportação/Câmara de Comércio Árabe-Brasileira"; "Prize ADVB of Export" e, for attending the requirements OHSAS 1999, it was conferred to the Company by Det Norske Veritas the "Certificate of System Management of Safety and Occupational Health".

Perspectives

The strategy of market diversification is contributing to the reaching of sales goals. Despite the Argentinean crisis due to the portfolio of requests and ongoing businesses in Brazil and abroad, we confirm the prediction of net revenues in the amount of R$ 1.1 billion for the current fiscal year. For the international market, we predict to export products totaling US$ 180 million, an increase of 11% in relation to 2001.

Caxias do Sul, May 8, 2002.

Management

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3. 3/31/2002	4. 12/31/2001
1	Total assets	725,032	842,476
1.01	Current assets	490,878	610,901
1.01.01	Cash	12,919	24,970
1.01.02	Credits	215,194	337,692
1.01.02.01	Clients	308,927	386,293
1.01.02.02	Provision for credits with risk	(13,597)	(17,015)
1.01.02.03	Exchange advances	(80,136)	(31,586)
1.01.03	Inventories	99,926	87,987
1.01.03.01	Finished products	19,948	18,080
1.01.03.02	Products in production	12,858	11,285
1.01.03.03	Raw and auxiliary materials	58,799	47,087
1.01.03.04	Merchandise	6,662	8,916
1.01.03.05	Cash advances to suppliers and others	1,659	2,619
1.01.04	Others	162,839	160,252
1.01.04.01	Financial Investments	84,832	98,387
1.01.04.02	Other accounts receivable	1,528	2,173
1.01.04.03	Taxes to be recovered	43,995	39,071
1.01.04.04	Debtors for contract	26,951	17,581
1.01.04.05	Cash Advances to employees	3,194	854
1.01.04.06	Application of resources in expenses	2,339	2,186
1.02	Long term assets	75,481	75,726
1.02.01	Various credits	0	0
1.02.02	Credits with related companies	0	0
1.02.02.01	With affiliated companies	0	0
1.02.02.02	With controlled companies	0	0
1.02.02.03	With other related companies	0	0
1.02.03	Others	75,481	75,726
1.02.03.01	Taxes and deferred contributions	24,021	22,700
1.02.03.02	Judicial Deposits	2,984	3,114
1.02.03.03	Receivables	46,464	46,356
1.02.03.04	Other accounts receivable	2,012	3,556
1.02.03.05	Real Estates for resale		
1.03	Permanent assets	158,673	155,849
1.03.01	Investments	1,108	1,321
1.03.01.01	Interest in affiliated companies	0	0
1.03.01.02	Interest in controlled companies	0	0
1.03.01.03	Other investments	1,108	1,321
1.03.01.03.02	Others	1,108	1,321
1.03.02	Fixed assets	130,838	124,131
1.03.02.01	Lands	14,483	13,611

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3. 3/31/2002	4. 12/31/2001
1.03.02.02	Buildings	62,920	60,666
1.03.02.03	Machinery and equipment	90,946	86,281
1.03.02.04	Installations	36,472	34,508
1.03.02.05	Furniture and utensils	4,859	5,238
1.03.02.06	Vehicles	2,782	2,591
1.03.02.07	Equipments and data processing systems	13,208	12,858
1.03.02.08	Other fixed assets	4,301	3,320
1.03.02.09	Fixed assets in course	4,097	4,856
1.03.02.10	Advances to suppliers	268	1,282
1.03.02.11	Accumulated depreciation	(103,498)	(101,080)
1.03.03	Deferred	26,727	30,397

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3. 3/31/2002	4. 12/31/2001
2	Total liabilities	752,032	842,476
2.01	Current liabilities	315,187	454,634
2.01.01	Loans and financing	121,698	230,110
2.01.02	Debentures	0	0
2.01.03	Suppliers	72,208	108,490
2.01.04	Taxes and contributions	10,043	13,354
2.01.05	Dividends due	0	0
2.01.06	Provisions	26,624	22,494
2.01.06.01	Corporate income tax	5,918	0
2.01.06.02	Social contributions	2,196	0
2.01.06.03	13th wage	2,677	0
2.01.06.04	Vacations	10,575	13,513
2.01.06.05	Fiscal and labor contingencies	2,534	2,707
2.01.06.06	Gratifications	2,724	6,274
2.01.06.07	Commissions payable	0	0
2.01.07	Debts with related companies	0	0
2.01.08	Others	84,614	80,186
2.01.08.01	Salary and Wages payable	4,502	4,842
2.01.08.02	Clients' cash advances	8,191	7,474
2.01.08.03	Commissioned representatives	19,914	16,238
2.01.08.04	Advance billing	1,686	2,757
2.01.08.05	Interest on shareholders' equity	18,396	18,396
2.01.08.06	Managers' profit-sharing	3,150	3,184
2.01.08.07	Other accounts payable	3,215	5,890
2.01.08.08	Receivable services	16,593	10,157
2.01.08.09	Creditors for contract	8,967	11,248
2.02	Long term liabilities	208,726	170,259
2.02.01	Loans and financing	175,093	139,761
2.02.02	Debentures	0	0
2.02.03	Provisions	11,054	10,376
2.02.03.01	Reserve for contingencies	7,219	6,962
2.02.03.02	Taxes and social contributions	3,835	3,414
2.02.04	Debts with related companies	0	0
2.02.05	Others	22,579	20,122
2.02.05.01	Bills payable	0	0
2.02.05.02	Other bills payable	2,552	127
2.02.05.03	Suppliers	0	0
2.02.05.04	Employee benefits	20,027	19,995
2.03	Results from future fiscal years	0	0
2.04	Minority interests	5,165	5,312
2.05	Net Assets	195,954	212,271
2.05.01	Present corporate capital	130,000	130,000

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3. 3/31/2002	4. 12/31/2001
2.05.02	Capital reserves	1,445	1,445
2.05.03	Reevaluation reserves	0	0
2.05.03.01	Owned assets	0	0
2.05.03.02	Controlled/Affiliated	0	0
2.05.04	Profits reserves	80,826	81,166
2.05.04.01	Legal	19,396	19,396
2.05.04.02	Statutory	61,430	61,770
2.05.04.03	Contingency	0	0
2.05.04.04	Future profits	0	0
2.05.04.05	Profits retention	0	0
2.05.04.06	Special reserve for non-distributed dividends	0	0
2.05.04.07	Other profit reserves	0	0
2.05.05	Accumulated losses / profits	(16,317)	(340)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 – CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

07.01 - CONSOLIDATED RESULTS OF OPERATIONS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3- SINCE 01/01/2002 UNTIL 03/31/2002	4- SINCE 01/01/2002 UNTIL 03/31/2002	5- SINCE 01/01/2002 UNTIL 03/31/2002	6- SINCE 01/01/2002 UNTIL 03/31/2002
3.01	Gross revenue from sales and/or services	251,598	251,598	250,800	250,800
3.02	Deductions of the gross revenues	(27,017)	(27,017)	(30,632)	(30,632)
3.03	Net revenue from sales and/or services	224,581	224,581	220,168	220,168
3.04	Cost of goods sold and/or services rendered	(176,519)	(176,519)	(159,887)	(159,887)
3.05	Gross profit	48,062	48,062	60,281	60,281
3.06	Operating revenues/expenses	(56,671)	(56,671)	(40,284)	(40,284)
3.06.01	With sales	(14,665)	(14,665)	(25,111)	(25,111)
3.06.02	General and administrative	(11,124)	(11,124)	(10,602)	(10,602)
3.06.02.01	Administrations expenses	(10,152)	(10,152)	(9,832)	(9,832)
3.06.02.02	Managers' remunerations	(972)	(972)	(770)	(770)
3.06.03	Financial	(43,622)	(43,622)	(10,471)	(10,471)
3.06.03.01	Financial revenues	15,909	15,909	14,160	14,160
3.06.03.02	Financial expenses	(59,531)	(59,531)	(24,631)	(24,631)
3.06.04	Other operating revenues	14,994	14,994	5,671	5,671
3.06.05	Other operating expenses	(2,254)	(2,254)	0	0
3.06.06	Equity pick-up	0	0	229	229
3.07	Operating profit	(8,609)	(8,609)	19,997	19,997
3.08	Non-operating profit	(30)	(30)	6,099	6,099
3.08.01	Revenues	175	175	27,178	27,178
3.08.02	Expenses	(205)	(205)	(21,079)	(21,079)
3.09	Profits before taxation/participations	(8,639)	(8,639)	26,096	26,096
3.10	Provisions for income tax and social contribution	(6,905)	(6,905)	(12,096)	(12,096)
3.11	Deferred income tax	1,185	1,185	1,257	1,257
3.12	Statutory participations and contributions	(2,222)	(2,222)	(2,511)	(2,511)
3.12.01	Participations	(2,222)	(2,222)	(2,511)	(2,511)
3.12.01.01	Managers and employees	(2,222)	(2,222)	(2,511)	(2,511)
3.12.02	Contributions	0	0	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 – CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

07.01 - CONSOLIDATED RESULTS OF OPERATIONS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3- SINCE 01/01/2002 UNTIL 03/31/2002	4- SINCE 01/01/2002 UNTIL 03/31/2002	5- SINCE 01/01/2002 UNTIL 03/31/2002	6- SINCE 01/01/2002 UNTIL 03/31/2002
3.13	Reversion of interest on shareholders' equity	0	0	0	0
3.14	Minority participations	108	(1,105)	1,270	5,301
3.15	Losses/profits of the period	18,332	42,350	1,752	9,749
	Number of shares, ex-treasury (thousands)	82,074	82,074	82,074	82,074
	Profit per share	0.22336	0.51600	0.02135	0.11878
	Loss per share				

00845-1 MARCOPOLO SA 88.611.835/0001-29

08.01 – QUARTER PERFORMANCE CONSOLIDATED REPORT OF THE COMPANY

The consolidated report is in table 05.01 – Quarter Performance Report of the Company.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 – CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

11.01 - REQUESTS/CONTRACTS EXECUTED

Company	(In thousands of Reais)
1 - Balance of the Requests/Contracts Executed at the End of the Present Quarter	204,503
2 - Balance of the Requests/Contracts Executed at the End of the Same Quarter of the Last Fiscal Year	170,705

Consolidated	(In thousands of Reais)
3 - Balance of the Requests/Contracts Executed at the End of the Present Quarter	0
4 - Balance of the Requests/Contracts Executed at the End of the Same Quarter of the Last Fiscal Year	0

00845-1 MARCOPOLO SA 88.611.835/0001-29

12.01 – COMMENTS REGARDING THE BEHAVIOR OF THE ENTREPRENEURIAL PROJECTIONS

The net revenues of the controlling company reached the amount of R$ 189,327 thousand up to 03.31.02 and in the consolidated it reached the amount of R$ 224,581 thousand.

The strategy of market diversification is contributing to the reaching of sales goals. Despite the Argentinean crisis due to the portfolio of requests and ongoing businesses in Brazil and abroad, we confirm the prediction of net revenues in the amount of R$ 1.1 billion for the current fiscal year. For the international market, we predict to export products totaling US$ 180 million, an increase of 11% in relation to 2001.

00845-1 MARCOPOLO SA 88.611.835/0001-29

15.01 – PROJECTS FOR INVESTMENT

During the first quarter of 2002, approximately R$2,603 thousands were invested in the controlling company, and R$8,560 thousand, in the consolidated balance sheet, mainly in machines, equipments, tools and installations.

The investments are made with Marcopolo's own resources and with third-party financings – FINAMES.

00845-1 MARCOPOLO SA 88.611.835/0001-29

16.01 – OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

1. Main Shareholders

Position on 03.31.2002 (in thousands of shares):

SHAREHOLDERS	COMMON SHARES		PREFERRED SHARES		TOTAL	
	QUANT.	%	QUANT.	%	QUANT.	%
Controlling (item 2)	23,515	61.09	6,681	15.33	30,196	36.79
Fund. Banco Central - CENTRUS	6,491	16.86	4,027	9.24	10,518	12.82
Fundo Bradesco Templeton	4,839	12.57	6,156	14.12	10,995	13.40
Fundação Marcopolo	1,549	4.03	749	1.72	2,298	2.80
BANESPREV - Fundo Banespa	1,359	3.53	985	2.26	2,344	2.86
Caixa Prev. Banco Brasil - PREVI	-	0.00	3,776	8.66	3,776	4.60
Fund. Econ. Federais - FUNCEP	-	0.00	2,679	6.15	2,679	3.26
Bahema Participacoes S.A.	1	0.01	1,860	4.27	1,861	2.27
L. Parisotto Participacoes Ltda.	-	0.00	1,000	2.29	1,000	1.22
Fundos e Fundacoes	-	0.00	1,520	3.49	1,520	1.85
Shareholders abroad	-	0.00	7,658	17.57	7,658	9.33
Others - market	737	1.91	6,492	14.90	7,229	8.80
TOTAL	38,491	100.00	43,583	100.00	82,074	100.00
PROPORTION		46.90		53.10		100.00

2. Shareholding Control

The directors Paulo Pedro Bellini, José Antonio Fernandes Martins, Valter Antonio Gomes Pinto and Raul Tessari, in accordance with the shareholders' agreement filed with the CVM (Brazilian equivalent to the American SEC) hold the shareholding control of the Company, jointly with Partibell – Part. Adm. Ltda, JM Part. e Adm. Ltda., Vate Part. e Adm. Ltda and Rasa Part. e Adm. Ltda., holding directly and indirectly 61.09% of the voting capital as of 03.31.2002.

(9)

THE REGISTRATION WITH CVM DOES NOT IMPLY ANALYSIS OF THE COMPANY, AND ITS MANAGEMENT IS THE SOLE RESPONSIBLE FOR THE VERACITY OF THE INFORMATION PRESENTED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29
4 - NIRE		

01.02 - HEADQUARTERS

01 - COMPLETE ADDRESS				
AV. MARCOPOLO, 280				
2 - NEIGHBORHOOD OR DISTRICT	3 - ZIP CODE	4 - MUNICIPALITY	5 - STATE	
Planalto	95086-200	Caxias do Sul	RS	
6 - AREA CODE	7 - TEL. NO.	8 - TEL. NO.	9 - TEL. NO.	10 - TELEX
054	209-4601	-	-	
11 - AREA CODE	12 - FAX NO.	13 - FAX. NO.	14 - FAX. NO.	15 - EMAIL
054	209-4010	-	-	http: //www.marcopolo.com.br

01.03 - MARKET RELATIONS' OFFICER (BUSINESS MAILING ADDRESS)

1 - NAME		2 - COMPLETE ADDRESS		
CARLOS ZIGNANI		AV. MARCOPOLO, 280		
3 - NEIGHBORHOOD OR DISTRICT	4 - ZIP CODE	5 - MUNICIPALITY	6 - STATE	
PLANALTO	95086-200	CAXIAS DO SUL	RS	
7 - AREA CODE	8 - TEL. NO.	9 - TEL. NO.	10 - TEL. NO.	11 - TELEX
054	209-4115	-	-	
12 - AREA CODE	13 - FAX NO.	14 - FAX. NO.	15 - FAX. NO.	16 - EMAIL
054	209-4010	-	-	zignani@marcopolo.com.br

01.04 – REFERENCE / AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			LAST QUARTER		
1 - BEGINNING	2 - END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01/01/2001	12/31/2001	2	04/01/2001	06/30/2001	1	01/01/2001	03/31/ 2001
4. AUDITOR'S NAME						5. CVM CODE	
KPMG Independent Auditors						00418-9	
6. RESPONSIBLE TECHNICIAN'S NAME						7. RESPONSIBLE TECHNICIAN'S CPF	
Wladimir Omiechuk						315.757.570-87	

02 JUL 30 AM 9:50

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

01.05 - CORPORATE CAPITAL

NUMBER OF SHARES (THOUSANDS)	1. CURRENT QUARTER 06/30/2001	2. PREVIOUS QUARTER 03/31/2001	3. SAME QUARTER OF PREVIOUS FISCAL YEAR 06/30/2000
PAID-IN CAPITAL			
1 - COMMON	38,491	38,491	38,491
2 - PREFERRED	43,583	43,583	43,583
3 - TOTAL	82,074	82,074	82,074
TREASURY SHARES			
4 - COMMON	0	0	0
5 - PREFERRED	0	0	0
6 - TOTAL	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - CORPORATE TYPE Commercial and Industrial Company and Others
2 - STATUS Operational
3 - NATURE OF SHAREHOLDING CONTROL Private and National
4 - ACTIVITY CODE 1120100 – Automotive Bodies
5 - MAIN ACTIVITY Manufacturing of Automotive Bodies
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF AUDITORS' REPORT Without Remarks

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - CORPORATE NAME

01.08 - DECIDED AND/OR PAID DIVIDENDS DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARES	7 - AMOUNT OF DIVIDENDS PER SHARE

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

01.09 - COMPOSITION OF THE SUBSCRIBED CORPORATE CAPITAL AND CHANGES IN THE CURRENT FISCAL YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - AMOUNT OF THE CORPORATE CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE CHANGE (IN THOUSANDS OF REAIS)	5 - ORIGIN OF THE CHANGE	7 - AMOUNT OF SHARES ISSUED (IN THOUSANDS)	8 - ISSUANCE PRICE OF THE SHARES (REAIS)

01.10 - MARKET RELATIONS' OFFICER

1 - DATE	2 - SIGNATURE
08/03/2001	(Illegible signature)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

02.01 - BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 – 06/30/2001	4 – 03/31/2001
1	Total assets	485,020	451,529
1.01	Current assets	333,013	285,871
1.01.01	Cash	946	2,438
1.01.02	Credits	128,833	99,380
1.01.02.01	Clients	182,144	176,371
1.01.02.02	Provision for credit risk	(3,973)	(3,571)
1.01.02.03	Exchange advances	(49,338)	(73,420)
1.01.03	Inventories	51,317	42,069
1.01.03.01	Finished products	14,242	11,391
1.01.03.02	Products in production	5,835	5,515
1.01.03.03	Raw and auxiliary materials	27,553	22,608
1.01.03.04	Advances to suppliers and others	3,687	2,555
1.01.04	Others	151,917	141,984
1.01.04.01	Financial applications	100,248	116,214
1.01.04.02	Debtors per contracts	20,916	798
1.01.04.03	Other accounts receivable	560	6,742
1.01.04.04	Taxes to be recovered	25,848	13,464
1.01.04.05	Advances to employees	2,188	2,242
1.01.04.06	Application of resources in expenses	2,157	2,524
1.02	Long term assets	31,421	39,110
1.02.01	Various credits	0	0
1.02.02	Credits with related companies	24,197	33,068
1.02.02.01	With affiliated companies	0	0
1.02.02.02	With controlled companies	24,197	33,068
1.02.02.03	With other related companies	0	0
1.02.03	Others	7,224	6,042
1.02.03.01	Deposit for resources	2,439	2,395
1.02.03.02	Taxes and deferred contributions	4,597	3,625
1.02.03.03	Other accounts receivable	188	22
1.03	Permanent assets	120,586	126,548
1.03.01	Investments	60,805	68,147
1.03.01.01	Interest in affiliated companies	0	0
1.03.01.02	Interest in controlled companies	59,802	67,144
1.03.01.03	Other investments	1,003	1,003
1.03.02	Fixed assets	59,282	57,841
1.03.02.01	Lands	6,860	6,902
1.03.02.02	Buildings	32,896	32,260
1.03.02.03	Machinery and equipment	57,860	57,479
1.03.02.04	Installations	27,005	26,658
1.03.02.05	Furniture and utensils	3,687	3,756
1.03.02.06	Vehicles	1,723	1,668

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

02.01 - BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 – 06/30/2001	4 – 03/31/2001
1.03.02.07	Equipments and data processing systems	11,907	11,826
1.03.02.08	Other fixed assets	1,446	1,423
1.03.02.09	Fixed assets in course	3,354	2,957
1.03.02.10	Accumulated depreciation	(87,456)	(87,088)
1.03.03	Deferred	499	560

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

02.02 - BALANCE SHEET - LIABILITIES (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 – 06/30/2001	4 – 03/31/2001
2	Total liabilities	485,020	451,529
2.01	Current liabilities	218,624	178,893
2.01.01	Loans and financing	117,501	87,697
2.01.02	Debentures	0	0
2.01.03	Suppliers	28,949	35,909
2.01.04	Taxes and contributions	3,880	5,685
2.01.05	Dividends due	0	0
2.01.06	Provisions	36,655	21,652
2.01.06.01	Corporate Income Tax	14,464	6,855
2.01.06.02	Social contribution	5,339	2,530
2.01.06.03	13th wage	3,368	1,678
2.01.06.04	Vacations	7,596	6,911
2.01.06.05	Labor and fiscal indemnifications	2,628	2,092
2.01.06.06	Gratifications	3,260	1,586
2.01.06.07	Commissions payable	0	0
2.01.07	Debts with related companies	4,806	952
2.01.08	Others	26,833	26,998
2.01.08.01	Salary and wages payable	3,749	2,636
2.01.08.02	Clients' advances	4,138	4,133
2.01.08.03	Commissioned representatives	4,609	6,438
2.01.08.04	Interest on shareholders' equity	0	0
2.01.08.05	Advance billing	2,195	839
2.01.08.06	Managers' profit-sharing	1,423	634
2.01.08.07	Other accounts payable	217	1,527
2.01.08.08	Billable services	8,732	9,021
2.01.08.09	Creditors per contract	1,770	1,770
2.02	Long term liabilities	22,307	42,109
2.02.01	Loans and financing	22,307	42,109
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.04	Debts with related companies	0	0
2.02.05	Others	0	0
2.03	Results from future fiscal years	0	0
2.05	Net assets	244,089	230,527
2.05.01	Present corporate capital	130,000	130,000
2.05.02	Capital reserves	1,445	1,445
2.05.03	Reevaluation reserves	0	0
2.05.03.01	Owned assets	0	0
2.05.03.02	Controlled/Affiliated	0	0
2.05.04	Profits reserves	84,283	84,283
2.05.04.01	Legal	0	0

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

02.02 - BALANCE SHEET - LIABILITIES (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 – 06/30/2001	4 – 03/31/2001
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Of future profits	84,283	84,283
2.05.04.05	Profits retention	0	0
2.05.04.06	Special reserve for non-distributed dividends	0	0
2.05.04.07	Other profit reserves	0	0
2.05.04.07.01	Reserves for capital increases	0	0
2.05.04.07.02	For shares purchase	0	0
2.05.04.07.03	For dividends payment	0	0
2.05.05	Accumulated profits/losses	28,361	14,799

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 – CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

03.01 - RESULTS OF OPERATIONS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3- SINCE 04/01/01 UNTIL 06/30/2001	4- SINCE 01/01/01 UNTIL 06/30/2001	5- SINCE 04/01/00 UNTIL 06/30/2000	6- SINCE 01/01/00 UNTIL 06/30/2000
3.01	Gross revenue from sales and/or services	198,877	390,059	165,346	297,863
3.02	Deductions from the gross revenue	(21,251)	(42,198)	(21,363)	(38,628)
3.03	Net revenue from sales and/or services	177,626	347,861	143,983	259,235
3.04	Cost of goods sold and/or services rendered	(126,997)	(253,012)	(117,678)	(210,803)
3.05	Gross profit	50,629	94,849	26,305	48,432
3.06	Operating revenues/expenses	(25,153)	(43,993)	(18,982)	(32,762)
3.06.01	With sales	(11,738)	(21,196)	(10,115)	(19,006)
3.06.02	General and administrative	(6,319)	(11,271)	(4,445)	(9,115)
3.06.02.01	General and administrative expenses	(5,662)	(10,085)	(3,948)	(8,122)
3.06.02.02	Managements' fees	(657)	(1,186)	(497)	(993)
3.06.03	Financial	(794)	(2,046)	(2,047)	(1,888)
3.06.03.01	Financial revenues	11,189	18,696	5,462	10,061
3.06.03.02	Financial expenses	(11,983)	(20,742)	(7,509)	(11,949)
3.06.04	Other operating revenues	110	110	450	450
3.06.05	Other operating expenses	(1,253)	(2,364)	(672)	(903)
3.06.06	Equity Accounting	(5,159)	(7,226)	(2,153)	(2,300)
3.07	Operating profit	25,476	50,856	7,323	15,670
3.08	Non-operating profit	(7)	42	30	319
3.08.01	Revenues	58	125	100	470
3.08.02	Expenses	(65)	(83)	(70)	(151)
3.09	Profits before taxation/participations	25,469	50,898	7,353	15,989
3.10	Provisions for income tax and social contribution	(10,417)	(19,802)	(3,215)	(6,106)
3.11	Deferred income tax	973	2,135	307	354
3.12	Statutory participations and contributions	(2,463)	(4,870)	(707)	(1,098)
3.12.01	Participations	(2,463)	(4,870)	(707)	(1,098)
3.12.01.01	Managers and employees' participations	(2,463)	(4,870)	(707)	(1,098)
3.12.02	Contributions	0	0	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 – CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

03.01 - RESULTS OF OPERATIONS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3- SINCE 04/01/01 UNTIL 06/30/2001	4- SINCE 01/01/01 UNTIL 06/30/2001	5- SINCE 04/01/00 UNTIL 06/30/2000	5- SINCE 01/01/00 UNTIL 06/30/2000
3.13	Reversion of interest on shareholders' equity	0	0	0	0
3.15	Losses/profits of the period	13,562	28,361	3,738	9,139
	Number of shares, ex-treasury (thousands)	82,074	82,074	82,074	82,074
	Profit per share	0,16524	0,34555	0,04554	0,11135
	Loss per share				

1. Operating Activities

The Company's purpose is to manufacture and commerce buses, automotive vehicles, automotive bodies, agricultural and industrial machinery, import and export, and it may participate in other companies.

2. Presentation of the Financial Statements

The financial statements were prepared in accordance with the accounting practices proceeding from corporate legislation and rules from the "CVM - Comissão de Valores Mobiliários".

Description of the Main Accounting Practices

a. *Financial Investments*

Recorded at cost, increased by income received up to the date of the balance sheet, which does not exceed the market value.

b. *Provision for Doubtful Credits*

Constituted in an amount considered sufficient to cover eventual losses in the realization of receivables.

c. *Inventories*

Evaluated at their average acquisition or production cost that does not exceed the market value.

d. *Investments*

The investments in controlled companies were evaluated by the equity accounting method. The premium incurred in the acquisition of investments will be amortized over the term of 5 years in accordance with their expected future profitability in a report prepared by independent evaluators. The others were evaluated on the adjusted cost deducting the provision for devaluation.

e. *Corporate Investments Abroad*

The criteria for verification of the results of the financial statements of companies abroad with Brazilian investments, whenever differing from the fundamental accounting principles used in Brazil (Brazilian GAAP), were duly adjusted, considering the relevance of the information. The conversion of the referred financial statements to the national currency was effected in accordance with the terms of the Deliberation CVM No. 28/86.

f. *Fixed Assets*

Registered at acquisition cost, formation or construction. Depreciation is calculated by the linear method at rates which consider the useful life of the assets.

g. *Deferred*

Refers predominantly to expenses with development and implantation of operating units in new markets abroad, which are being amortized over the expected terms of future benefits by the linear method.

h. *Rights and Obligations*

Updated at the exchange rate and financial charges, in the terms of the effective contracts, so that they reflect the amounts incurred up to the balance sheet date.

i. *Income Tax and Social Contribution*

Income tax – Calculated at the rate of 15% on taxable income, increased by 10%.

Social contribution – Calculated at the rate of 9% on adjusted book profit

The deferred income tax and social contribution are presented in the current assets, receivables and long term, in accordance with Explanatory Note No. 10.

j. *Inflationary effects*

Accounts of permanent fixed assets and of net worth were monetarily updated to December 31, 1995, when under Law No. 9,249/95, monetary correction of the balance sheet was revoked from Brazilian corporate law.

3. Consolidated Financial Statements

The consolidated financial statements include the financial statements of Marcopolo S.A. and its controlled companies, as follows:

CONSOLIDATED COMPANIES

Name of Controlled Companies	**Participation (%)**	
	Direct	**Indirect**
Marcopolo Distribuidora de Peças Ltda.	99.99	0.01
Marcopolo Trading S.A.	99.99	0.01
MVC - Componentes Plásticos Ltda.	99.99	0.01
Marcopolo International Corporation (1)	100.00	-
Ilmot International Corporation S.A. (1)	-	100.00
Marcopolo Indústria de Carrocerias S.A. (1)	-	100.00
Polo Serviços em Plásticos Ltda.	99.00	1.00
Marcopolo Latinoamérica S.A. (1)	98.83	1.17
Ciferal Comércio Indústria Participações S.A.(2)	99.99	0.01
Polomex S.A. de C.V. (1)	3.61	70.39
Laureano S.A. (1)	-	100.00

(1) Controlled company abroad
(2) To comply with rule CVM No. 247/96, the Company is effectuating a consolidation of the financial statements of these controlled companies as a whole until 02.28.2001.

Description of the main procedures adopted for Consolidation

a. The balances of assets and liabilities accounts between companies whose financial statements are consolidated have been duly eliminated;

b. The interest in equity, reserves and accumulated profits of consolidated companies have been duly eliminated;

c. The balances of revenue and expense accounts, as well as not realized profits, arising from inter-company transactions have been duly eliminated; and

d. The participation of the minority shareholders of the controlled companies are detached in the consolidated financial statements.

Consolidated result of the fiscal year and net assets, as follows:

	Results Fiscal Year		Net Assets	
	06/30/01	03/31/01	06/31/01	03/31/01
Controlling company	28,361	14,799	244,089	230,527
Realization of profit arising from controlled companies in transaction with controlled companies, net of income tax and social contributions	3,117	3,117	-	-
Elimination of profits received by the controlling company in transactions with controlled companies, net of income tax and social contributions	(7,460)	(6,125)	(7,460)	(7,460)
Consolidated	24,018	11,791	236,629	224,402

4. Financial investments

	Controlling Company		Consolidated	
	06/30/01	03/31/01	06/30/01	03/31/01
National Currency				
Fixed Rate Funds (*)	5,291	5,098	5,291	11,803
Bank Deposit Certificates (*)	94,225	111,116	101,193	111,116
Foreign Currency:				
Fixed Rate	-	-	23,277	16,601
Floating Rate	732	-	4,439	3,794
Others	-	-	-	-
	100,248	116,214	134,200	143,314

(*) Yield linked to at least 99% of the variation of the CDI (Interbank Deposit Certificate).

5. Investments

	Controlling Company		Consolidated	
	06/30/01	03/31/01	06/30/01	03/31/01
In Controlled Companies	59,802	67,144	-	-
Premium to be amortized	-	-	-	24,358
Other Investments	1,003	1,003	1,225	1,003
	60,805	68,147	1,225	25,361

The investments in controlled companies are stated below.

INVESTMENTS IN CONTROLLED COMPANIES

	Marcopolo Distrib. de Peças Ltda	Marcopolo Trading S.A.	Marcopolo Latinoamérica S.A. (1)	Polo Invest. Ltda.	MVC Componentes Plásticos Ltda.	Ciferal Ind. Carrocerias Ltda.	Polo Servicos em Plasticos Ltda.	Polomex S. A. de C.V. (1)	Marcopolo Int'l Corp (1)	Total 06/30/2001	Total 03/31/2001
Investments Information											
Corporate capital	4,000	1,000	2,929	22,228	22,000	69,000	500	21,333	115		
Adjusted net worth	2,553	4,122	(2,132)	33,119	24,305	33,122	708	22,365	(3,754)		
Quotes or shares owned	1	3,450,103	10,120	1	1	499,953	1	3,011,659	50,000		
Participation (%)	99.99	99.99	98.83	99.95	99.99	99.99	99.00	3.61	100.00		
Net profit(loss) of the Fiscal Year	(430)	405	(1,704)	13,264	1,564	(1,879)	104	2,463	(21,836)		
Activities in the Investments											
Initial balances:											
By the equity value	2,983	3,717	(366)	46,379	-	0	598	560	15,339	69,210	69,211
Additions					24,355					24,355	
Result of Equity accounting	(430)	404	(1,737)	13,277	(51)	3	103	298	(19,093)	(7,226)	(2,066)
Capital Decrease				(26,537)						(26,537)	
Incorporation in 06/01/01				(33,119)		33,119					
Final balances:											
By the equity value	2,553	4,121	(2,103)	0	24,304	33,122	701	858	(3,754)	59,802	67,144

(1) Controlled Company abroad.

Corporate Modifications:

a) In 01/01/01, the indirectly controlled company Laureano Gonzales S.A. was incoporated by Laureano S.A., another indirectly controlled company.

b) The interest of the indirectly controlled company Dinaco Industria e Comercio de Ferro e Aco Ltda was sold in 03/08/2001 for the amount of R$ 27,230 mil.

c) In 03/26/01, the indirectly controlled company Ciferal Comercio Industria e Participacoes S.A. became a wholly owned subsidiary of Marcopolo S.A. A premium of R$ 23,117 thousand resulted from this acquisition, based on the expected future profitability of the company in accordance with a report prepared by independent evaluators.

d) In 05/28/01, the indirectly controlled company Ciferal Comercio Industria e Participacoes S.A. changed its corporate name to Ciferal Industria de Onibus Ltda..

e) In 05/31/01, Marcopolo S.A. acquired from Polo Investimentos Ltda. the interest that Polo Investimentos Ltda. had in the indirectly controlled MVC Componentes Plasticos Ltda..

f) In 06/01/01, Ciferal Industria de Onibus Ltda. incorporated Polo Investimentos Ltda, and became a directly controlled company by Marcopolo S.A.

6. Related Parties

The balances and transactions with related parties are stated below.

	Marcopolo Distrib. de Peças Ltda.	Marcopolo Trading S.A.	MVC-Comp .Plást. Ltda.	Ilmot Int. Corp. S.A.	Marcopolo Ind. de Carroçarias S.A.	Polo Inves. Ltda.	Dinaco Ind e Com de Ferro e Aco Ltda.	Polo Serv. Em Plástico Ltda.	Marcopolo Intern. Corp.	Polomex S.A. de C.V.	Ciferal Com. Ind. e Particip. S.A.	Marco-polo Latino-américa S.A.	Total 06/30/2001	Total 3/31/2001
Assets (liabilities) balance by														
- Loan and cash account	918	328	(162)	(82)	-	-	-	(214)	22,952	-	(4,350)	-	19,390	32,116
- Accounts receivable by sales	171	327	6	51,822	84	-	-	-	5,416	4,366	4,026	84	66,302	65,597
- Accounts payables by purchases	2	-	336	-	-	-	-	694	-	-	-	-	1,032	402
- Purchase of products and services	1,391	2	5,500	-	-	-	1,700	4,775	-	-	7,116	-	20,484	12,120
- Sale of products and services	341	327	83	80,845	39	-	345	-	9,345	11,395	10,857	5,110	118,687	60,485
- Financial expenses	-	337	5	3	-	35	16	15	-	-	141	-	552	390
- Financial revenues	64	8	6	-	-	599	-	-	998	3	12	12	1,702	1,034

Remarks:

- Balances in cash accounts are subject to adjustment for inflation by the variation of the CDI.
- The transactions for sale, purchase of products and/or services are made with conditions of price and terms equivalent to the conditions of price and terms of transactions made with non-related third parties.

7. Loans and Financing

	Controlling Company		Consolidated	
	06/30/01	03/31/01	06/30/01	03/31/01
National currency:				
Fixed assets:				
FINAME	3,140	3,000	5,735	4,207
Working capital	-	-	6,185	3,715
Advances on exchange contracts	118,260	109,851	118,259	110,194
Foreign currency:				
Working capital	550	1,528	137,135	131,726
Export financing	-	-	50,883	47,324
Advances on exchange contracts	17,858	15,427	18,773	17,668
	139,808	129,806	336,970	314,834
Portion to be amortized in the short term classified as current liability	117,501	87,697	242,257	201,552
Long term	22,307	42,109	94,443	113,282

The financing in national currency are redeemable until February 2006 and the ones in foreign currency until May 2006. The following obligations are applicable to them:

a. In national currency, they are subject to interest of up to 5.00% per annum, plus the restatement (adjustment for inflation) calculated in accordance with the variation of the URTJ, TJLP and UMBNDS;

b. Working capital, in foreign currency, are subject to interest which ranges from 5.5% to 10.5% per annum;

c. Advances of exchange contract are subject to interest which ranges from 6.79% to 9.9% per annum and exchange updating based on the variation of the US dollar; and

d. Export financings are subject to interest of 1.5% per annum plus the variation of LIBOR.

"Aval" and chattel mortgage of the financed properties have been offered in order to guarantee the loans and financing.

8. Reserve for Contingencies

The company has been judicially discussing the legality of some tax and labor claimings. The estimate loss was reserved according to the opinion of its legal counselors. The updated reserves were recorded against the "other operational expenses" account.

9. Non-Operational Result

	Controlling Company		Consolidated	
	06/30/01	03/31/01	06/30/01	03/31/01
- Result in the sale of interest in an indirectly controlled company	-	-	7,885	7,885
- Other non-operational revenues and expenses	42	49	2,119	(1,786)
	42	49	10,004	6,099

10. Deferred Income Tax and Social Contribution

The deferred income tax and social contribution are registered to reflect the future tax effects attributable to temporary differences between the tax basis of assets and liabilities and their respective book value. The book value of the deferred tax asset is being reviewed annually, and there have been no adjustments as a result of these reviews.

The deferred income tax and social contribution have the following source:

	Controlling Company		Consolidated	
	06/30/01	03/31/01	06/30/01	03/31/01
Long term realization				
Provision for technical assistant	1,265	1,162	1,265	1,162
Provision of commissions	323	353	323	353
Other reserves	512	443	694	443
Reserve for doubtful credits	495	417	495	417
Reserve statutory interests	1,108	539	1,108	539
Reserve for contingencies	894	711	894	711
	4,597	3,625	4,779	3,625

The conciliation of the expense calculated by the application of the combined tax rates and the expense of income tax and social contribution debited in the income is demonstrated as follows:

	Controlling Company		Consolidated	
	06/30/01	03/31/01	06/30/01	03/31/01
Account profit before income tax and social contribution	46,028	23,022	46,634	22,630
Combined tax rate	34%	34%	34%	34%
Income tax and social contribution:				
By the combined tax rate	15,649	7,827	15,856	7,694
Permanent additions:				
Non-deductible expenses	2,391	4,322	6,760	3,145
Permanent exclusions:				
Revenues tax free	373	3,926	-	-
Income tax and social contribution of the fiscal year	17,667	8,223	22,616	10,839
Effective tax rate	38.38%	35,71%	48.50%	47.89%

11. Corporate Capital (Controlling Company)

The authorized corporate capital, according to AGO/E of April 26, 1993, is of 2,000,000,000 shares, being 800,000,000 common shares and 1,200,000,000 preferred shares, all of them being book-entry shares with no face value. On June 30, 2001 and 2000, the corporate capital subscribed and paid-in was represented by 82,073,858 book-entry shares, being 38,490,512 common shares and 43,583,346 preferred shares, without face value. The preferred shares do not have voting rights, but have priority in the distribution of dividends, which are at least 10% (ten per cent) higher than those attributed to the common shares, in accordance with paragraph I of Article 17 of the Law No. 6,404/76, with the new redaction given by the Law No. 9,457/97. The By-laws determine the distribution of a minimum dividend of 25% of the net profit for the period, adjusted according to Art. 34 and Art. 202 of Law No. 6,404/76 and the formation of a reserve for future capital increase, payment of intermediate dividends and for the purchase of shares with the objective of assuring adequate operating conditions and to assure the continuity of the annual distribution of dividends.

12. Financial Instruments

According to the Instruction CVM No. 235/95, the account balances of the financial instruments included in the balance sheet in June 30, 2001 are the following:

Description	Controlling Company	Controlled
Available	946	16,317
Financial Investments	100,248	134,200
Loans	19,390	-
Recoverable taxes	25,848	40,859
Deferred taxes	4,597	4,779
Investments:		
Evaluated by the MEP		
Without quotation in any stock exchange	59,802	-
Others	1,003	1,225
Loans and Financings		
In national currency	121,400	130,179
In foreign currency	18,408	206,791

The known or estimated value of the financial instruments registered in asset accounts on June 30, 2001, do not present market values significantly different from the ones recognized in the financial statements considering similar kind of instruments, terms and risks.

(9)

THE REGISTRATION WITH CVM DOES NOT IMPLY ANALYSIS OF THE COMPANY, AND ITS MANAGEMENT IS THE SOLE RESPONSIBLE FOR THE VERACITY OF THE INFORMATION PRESENTED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29
4 - NIRE		

01.02 - HEADQUARTERS

01 - COMPLETE ADDRESS				
AV. MARCOPOLO, 280				
2 - NEIGHBORHOOD OR DISTRICT	3 - ZIP CODE	4 - MUNICIPALITY	5 - STATE	
Planalto	95086-200	Caxias do Sul	RS	
6 - AREA CODE	7 - TEL. NO.	8 - TEL. NO.	9 - TEL. NO.	10 - TELEX
54	209-4000	209-4601	-	-
11 - AREA CODE	12 - FAX NO.	13 - FAX. NO.	14 - FAX. NO.	15 - EMAIL
54	209-4010	-	-	http: //www.marcopolo.com.br

01.03 - MARKET RELATIONS' OFFICER (BUSINESS MAILING ADDRESS)

1 - NAME			2 - COMPLETE ADDRESS	
CARLOS ZIGNANI			AV. MARCOPOLO, 280	
3 - NEIGHBORHOOD OR DISTRICT		4 - ZIP CODE	5 - MUNICIPALITY	6 - STATE
PLANALTO		95086-200	CAXIAS DO SUL	RS
7 - AREA CODE	8 - TEL. NO.	9 - TEL. NO.	10 - TEL. NO.	11 - TELEX
054	209-4115	-	-	
12 - AREA CODE	13 - FAX NO.	14 - FAX. NO.	15 - FAX. NO.	16 - EMAIL
054	209-4010	-	-	zignani@marcopolo.com.br

01.04 – REFERENCE / AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			LAST QUARTER		
1 - BEGINNING 01/01/2001	2 - END 12/31/2001	3 - NUMBER 3	4 - BEGINNING 07/01/2001	5 - END 09/30/2001	6 - NUMBER 2	7 - BEGINNING 04/01/2001	8 - END 06/30/2001
9. AUDITOR'S NAME KPMG Independent Auditors						10. CVM CODE 00418-9	
11. RESPONSIBLE TECHNICIAN'S NAME Wladimir Omiechuk						12. RESPONSIBLE TECHNICIAN'S CPF 315.757.570-87	

02 JUL 30 AM 9:50

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

01.05 - CORPORATE CAPITAL

NUMBER OF SHARES (THOUSANDS)	1. CURRENT QUARTER 09/30/2001	2. PREVIOUS QUARTER 06/30/2001	3. SAME QUARTER OF PREVIOUS FISCAL YEAR 09/30/2000
PAID-IN CAPITAL			
1 - COMMON	38,491	38,491	38,491
2 - PREFERRED	43,583	43,583	43,583
3 - TOTAL	82,074	82,074	82,074
TREASURY SHARES			
4 - COMMON	0	0	0
5 - PREFERRED	0	0	0
6 - TOTAL	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - CORPORATE TYPE Commercial and Industrial Company and Others
2 - STATUS Operational
3 - NATURE OF SHAREHOLDING CONTROL Private and National
4 - ACTIVITY CODE 1120100 – Automotive Bodies
5 - MAIN ACTIVITY Manufacturing of Automotive Bodies
6 - TYPE OF CONSOLIDATION *Total*
7 - TYPE OF AUDITORS' REPORT Without Remarks

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - CORPORATE NAME

01.08 - DECIDED AND/OR PAID DIVIDENDS DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARES	7 - AMOUNT OF DIVIDENDS PER SHARE

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

01.09 - COMPOSITION OF THE SUBSCRIBED CORPORATE CAPITAL AND CHANGES IN THE CURRENT FISCAL YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - AMOUNT OF THE CORPORATE CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE CHANGE (IN THOUSANDS OF REAIS)	5 - ORIGIN OF THE CHANGE	7 - AMOUNT OF SHARES ISSUED (IN THOUSANDS)	8 - ISSUANCE PRICE OF THE SHARES (REAIS)

01.10 - MARKET RELATIONS' OFFICER

1 - DATE	2 - SIGNATURE
10/31/2001	(Illegible signature)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

02.01 - BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 – 09/30/2001	4 – 06/30/2001
1	Total assets	597,235	485,020
1.01	Current assets	382,907	333,013
1.01.01	Cash	775	946
1.01.02	Credits	187,792	128,833
1.01.02.01	Clients	233,179	182,144
1.01.02.02	Provision for credit risk	(6,082)	(3,973)
1.01.02.03	Exchange advances	(39,305)	(49,338)
1.01.03	Inventories	60,463	51,317
1.01.03.01	Finished products	15,896	14,242
1.01.03.02	Products in production	9,082	5,835
1.01.03.03	Raw and auxiliary materials	33,182	27,553
1.01.03.04	Advances to suppliers and others	2,303	3,687
1.01.04	Others	133,877	151,917
1.01.04.01	Financial applications	69,532	100,248
1.01.04.02	Debtors per contracts	19,096	20,916
1.01.04.03	Other accounts receivable	609	560
1.01.04.04	Taxes to be recovered	40,433	25,848
1.01.04.05	Advances to employees	2,145	2,188
1.01.04.06	Application of resources in expenses	2,062	2,157
1.02	Long term assets	52,499	31,421
1.02.01	Various credits	0	0
1.02.02	Credits with related companies	43,974	24,197
1.02.02.01	With affiliated companies	0	0
1.02.02.02	With controlled companies	43,974	24,197
1.02.02.03	With other related companies	0	0
1.02.03	Others	8,525	7,224
1.02.03.01	Deposit for resources	2,421	2,439
1.02.03.02	Taxes and deferred contributions	5,913	4,597
1.02.03.03	Other accounts receivable	191	188
1.03	Permanent assets	161,829	120,586
1.03.01	Investments	102,135	60,805
1.03.01.01	Interest in affiliated companies	0	0
1.03.01.02	Interest in controlled companies	101,203	59,802
1.03.01.03	Other investments	932	1,003
1.03.02	Fixed assets	59,323	59,282
1.03.02.01	Lands	6,858	6,860
1.03.02.02	Buildings	32,911	32,896
1.03.02.03	Machinery and equipment	52,838	57,860
1.03.02.04	Installations	27,079	27,005
1.03.02.05	Furniture and utensils	3,194	3,687
1.03.02.06	Vehicles	1,599	1,723

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

02.01 - BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 – 09/30/2001	3 – 06/30/2001
1.03.02.07	Equipments and data processing systems	11,296	11,907
1.03.02.08	Other fixed assets	1,443	1,446
1.03.02.09	Fixed assets in course	3,236	3,354
1.03.02.10	Accumulated depreciation	(81,131)	(87,456)
1.03.03	Deferred	371	499

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

02.02 - BALANCE SHEET - LIABILITIES (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 – 09/30/2001	4 – 06/30/2001
2	Total liabilities	597,235	485,020
2.01	Current liabilities	271,419	218,624
2.01.01	Loans and financing	144,894	117,501
2.01.02	Debentures	0	0
2.01.03	Suppliers	38,215	28,949
2.01.04	Taxes and contributions	4,919	3,880
2.01.05	Dividends due	0	0
2.01.06	Provisions	51,995	36,655
2.01.06.01	Corporate Income Tax	22,920	14,464
2.01.06.02	Social contribution	8,459	5,339
2.01.06.03	13th wage	5,535	3,368
2.01.06.04	Vacations	9,240	7,596
2.01.06.05	Labor and fiscal indemnifications	2,324	2,628
2.01.06.06	Gratifications	3,517	3,260
2.01.06.07	Commissions payable	0	0
2.01.07	Debts with related companies	3,987	4,806
2.01.08	Others	27,409	26,833
2.01.08.01	Salary and wages payable	2,792	3,749
2.01.08.02	Clients' advances	2,912	4,138
2.01.08.03	Commissioned representatives	5,739	4,609
2.01.08.04	Interest on shareholders' equity	0	0
2.01.08.05	Advance billing	3,597	2,195
2.01.08.06	Managers' profit-sharing	2,349	1,423
2.01.08.07	Other accounts payable	66	217
2.01.08.08	Billable services	8,184	8,732
2.01.08.09	Creditors per contract	1,770	1,770
2.02	Long term liabilities	63,781	22,307
2.02.01	Loans and financing	63,781	22,307
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.04	Debts with related companies	0	0
2.02.05	Others	0	0
2.03	Results from future fiscal years	0	0
2.05	Net assets	262,035	244,089
2.05.01	Present corporate capital	130,000	130,000
2.05.02	Capital reserves	1,445	1,445
2.05.03	Reevaluation reserves	0	0
2.05.03.01	Owned assets	0	0
2.05.03.02	Controlled/Affiliated	0	0
2.05.04	Profits reserves	84,283	84,283
2.05.04.01	Legal	0	0

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

02.02 - BALANCE SHEET - LIABILITIES (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 – 09/30/2001	4 – 06/30/2001
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Of future profits	84,283	84,283
2.05.04.05	Profits retention	0	0
2.05.04.06	Special reserve for non-distributed dividends	0	0
2.05.04.07	Other profit reserves	0	0
2.05.04.07.01	Reserves for capital increases	0	0
2.05.04.07.02	For shares purchase	0	0
2.05.04.07.03	For dividends payment	0	0
2.05.05	Accumulated profits/losses	46,307	28,361

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 – CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

03.01 - RESULTS OF OPERATIONS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3- SINCE 07/01/2001 UNTIL 09/30/2001	4- SINCE 01/01/2001 UNTIL 09/30/2001	5- SINCE 07/01/2000 UNTIL 09/30/2000	6- SINCE 01/01/2000 UNTIL 09/30/2000
3.01	Gross revenue from sales and/or services	201,668	591,727	146,607	444,470
3.02	Deductions from the gross revenue	(20,405)	(62,603)	(19,378)	(58,006)
3.03	Net revenue from sales and/or services	181,263	529,124	127,229	386,464
3.04	Cost of goods sold and/or services rendered	(128,246)	(381,258)	(104,403)	(315,206)
3.05	Gross profit	53,017	147,866	22,826	71,258
3.06	Operating revenues/expenses	(21,782)	(65,775)	(19,357)	(52,119)
3.06.01	With sales	(11,263)	(32,459)	(10,852)	(29,858)
3.06.02	General and administrative	(6,856)	(18,127)	(5,243)	(14,358)
3.06.02.01	General and administrative expenses	(6,085)	(16,170)	(4,703)	(12,825)
3.06.02.02	Managements' fees	(771)	(1,957)	(540)	(1,533)
3.06.03	Financial	(1,249)	(3,295)	(1,999)	(3,887)
3.06.03.01	Financial revenues	18,699	37,395	4,138	14,199
3.06.03.02	Financial expenses	(19,948)	(40,690)	(6,137)	(18,086)
3.06.04	Other operating revenues	0	110	(4)	446
3.06.05	Other operating expenses	(1,210)	(3,574)	(715)	(1,618)
3.06.06	Equity Accounting	(1,204)	(8,430)	(544)	(2,844)
3.07	Operating profit	31,235	82,091	3,469	19,139
3.08	Non-operating profit	(139)	(97)	84	403
3.08.01	Revenues	145	270	668	1,138
3.08.02	Expenses	(284)	(367)	(584)	(735)
3.09	Profits before taxation/participations	31,096	(81,994)	(3,553)	19,542
3.10	Provisions for income tax and social contribution	(11,587)	(31,389)	(1,432)	(7,582)
3.11	Deferred income tax	1,315	3,450	(106)	292
3.12	Statutory participations and contributions	(2,878)	(7,748)	(568)	(1,666)
3.12.01	Participations	(2,878)	(7,748)	(568)	(1,666)
3.12.01.01	Managers and employees' participations	(2,878)	(7,748)	(568)	(1,666)
3.12.02	Contributions	0	0	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 – CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

03.01 - RESULTS OF OPERATIONS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3- SINCE 07/01/2001 UNTIL 09/30/2001	4- SINCE 01/01/2001 UNTIL 09/30/2001	5- SINCE 07/01/2000 UNTIL 09/30/2000	6- SINCE 01/01/2000 UNTIL 09/30/2000
3.13	Reversion of interest on shareholders' equity	0	0	0	0
3.15	Losses/profits of the period	17,946	46,307	1,447	10,586
	Number of shares, ex-treasury (thousands)	82,074	82,074	82,074	82,074
	Profit per share	0.21866	0.56421	0.01763	0.12898
	Loss per share				

1. Operating Activities

The Company's purpose is to manufacture and commerce buses, automotive vehicles, automotive bodies, agricultural and industrial machinery, import and export, and it may participate in other companies.

2. Presentation of the Financial Statements

The financial statements were prepared in accordance with the accounting practices proceeding from corporate legislation and rules from the "CVM - Comissão de Valores Mobiliários".

Description of the Main Accounting Practices

a. Financial Investments

Recorded at cost, increased by income received up to the date of the balance sheet, which does not exceed the market value.

b. Provision for Doubtful Credits

Constituted in an amount considered sufficient to cover eventual losses in the realization of receivables.

c. Inventories

Evaluated at their average acquisition or production cost that does not exceed the market value.

d. Investments

The investments in controlled companies were evaluated by the equity accounting method. The premium incurred in the acquisition of investments will be amortized over the term of 5 years in accordance with their expected future profitability in a report prepared by independent evaluators. The others were evaluated on the adjusted cost deducting the provision for devaluation.

e. Corporate Investments Abroad

The criteria for verification of the results of the financial statements of companies abroad with Brazilian investments, whenever differing from the fundamental accounting principles used in Brazil (Brazilian GAAP), were duly adjusted, considering the relevance of the information. The conversion of the referred financial statements to the national currency was effected in accordance with the terms of the Deliberation CVM No. 28/86.

f. *Fixed Assets*

Registered at acquisition cost, formation or construction. Depreciation is calculated by the linear method at rates which consider the useful life of the assets.

g. *Deferred*

Refers predominantly to expenses with development and implantation of operating units in new markets abroad, which are being amortized over the expected terms of future benefits by the linear method.

h. *Rights and Obligations*

Updated at the exchange rate and financial charges, in the terms of the effective contracts, so that they reflect the amounts incurred up to the balance sheet date.

i. *Income Tax and Social Contribution*

Income tax – Calculated at the rate of 15% on taxable income, increased by 10%.

Social contribution – Calculated at the rate of 9% on adjusted book profit

The deferred income tax and social contribution are presented in the current assets, receivables and long term, in accordance with Explanatory Note No. 10.

j. *Inflationary effects*

Accounts of permanent fixed assets and of net worth were monetarily updated to December 31, 1995, when under Law No. 9,249/95, monetary correction of the balance sheet was revoked from Brazilian corporate law.

3. Consolidated Financial Statements

The consolidated financial statements include the financial statements of Marcopolo S.A. and its controlled companies, as follows:

CONSOLIDATED COMPANIES

Name of Controlled Companies	Participation (%) Direct	Indirect
Marcopolo Distribuidora de Peças Ltda.	99.99	0.01
Marcopolo Trading S.A.	99.99	0.01
MVC - Componentes Plásticos Ltda.	99.99	0.01
Marcopolo International Corporation (1)	100.00	-
Ilmot International Corporation S.A. (1)	-	100.00
Marcopolo Indústria de Carrocerias S.A. (1)	-	100.00
Polo Serviços em Plásticos Ltda.	99.00	1.00
Marcopolo Latinoamérica S.A. (1)	98.83	1.17
Ciferal Indústria de Onibus Ltda. (2)	99.99	0.01
Polomex S.A. de C.V. (1)	3.61	70.39
Laureano S.A. (1)	-	100.00

(1) Controlled company abroad
(2) To comply with rule CVM No. 247/96, the Company is effectuating a consolidation of the financial statements of these controlled companies as a whole until 02.28.2001.

Description of the main procedures adopted for Consolidation

a. The balances of assets and liabilities accounts between companies whose financial statements are consolidated have been duly eliminated;

b. The interest in equity, reserves and accumulated profits of controlled companies have been duly eliminated;

c. The balances of revenue and expense accounts, as well as not realized profits, arising from inter-company transactions have been duly eliminated; and

d. The participation of the minority shareholders of the controlled companies are detached in the consolidated financial statements.

Consolidated result of the fiscal year and net assets, as follows:

	Results Fiscal Year		Net Assets	
	09/30/01	06/30/01	09/30/01	06/30/01
Controlling company	46,307	28,361	262,035	244,089
Realization of profit arising from controlled companies in transaction with controlled companies, net of income tax and social contributions	3,117	3,117	-	-
Elimination of profits received by the controlling company in transactions with controlled companies, net of income tax and social contributions	(7,074)	(7,460)	(7,074)	(7,460)
Consolidated	42,350	24,018	254,961	236,629

4. Financial investments

	Controlling Company		Consolidated	
	09/30/01	06/30/01	09/30/01	06/30/01
National Currency				
Fixed Rate Funds (*)	4,097	5,291	11,235	5,291
Bank Deposit Certificates (*)	65,435	94,225	65,435	101,193
Foreign Currency:				
Fixed Rate	-	-	18,869	23,277
Floating Rate	-	732	2,696	4,439
Others	-	-	-	-
	69,532	100,248	98,235	134,200

(*) Yield linked to at least 99% of the variation of the CDI (Interbank Deposit Certificate).

5. Investments

	Controlling Company		Consolidated	
	09/30/01	06/30/01	09/30/01	06/30/01
In Controlled Companies	101,203	59,802	-	-
Premium to be amortized	-	-	-	-
Other Investments	932	1,003	1,417	1,225
	102,135	60,805	1,417	1,225

The investments in controlled companies are stated below.

INVESTMENTS IN CONTROLLED COMPANIES

	Marcopolo Distrib. de Peças Ltda	Marcopolo Trading S.A.	Marcopolo Latinoamérica S.A. (1)	Polo Invest. Ltda	MVC Componentes Plásticos Ltda.	Ciferal Ind. Carrocerias Ltda.	Polo Servicos em Plasticos Ltda.	Polomex S. A. de C.V. (1)	Marcopolo Int'l Corp (1)	Total 09/30/2001	Total 06/30/2001
Investments Information											
Corporate capital	4,000	1,000	2,929	22,228	22,000	69,000	500	21,333	40,191		
Adjusted net worth	2,086	4,563	(5,733)	33,119	24,376	38,144	747	23,933	36,104		
Quotes or shares owned	1	3,450,103	10,120	1	1	499,953	1	3,011,659	50,000		
Participation (%)	99.99	99.99	98.83	99.95	99.99	99.99	99.00	3.61	100.00		
Net profit(loss) of the Fiscal Year	(897)	845	(5,237)	13,264	1,636	(3,228)	143	2,048	(24,912)		
Activities in the Investments											
Initial balances:											
By the equity value	2,983	3,717	(366)	46,379	-	0	598	560	15,339	69,210	69,210
Additions					24,355	6,376			36,229	66,960	24,355
Result of Equity accounting	(897)	845	(5,300)	13,277	(21)	(1,352)	142	298	(15,464)	(8,430)	(7,226)
Capital Decrease				(26,537)						(26,537)	(26,537)
Incorporation in 06/01/01				(33.119)		33,119					
Final balances:											
By the equity value	2,086	4,562	(5,666)	0	24,376	38,143	740	858	(36,104)	101,203	59,802

(1) Controlled Company abroad.

Corporate Modifications:

a) In 01/01/01, the indirectly controlled company Laureano Gonzales S.A. was incorporated by Laureano S.A., another indirectly controlled company.

b) The interest of the indirectly controlled company Dinaco Industria e Comercio de Ferro e Aco Ltda was sold in 03/08/2001 for the amount of R$ 27,230 mil.

c) In 03/26/01, the indirectly controlled company Ciferal Comercio Industria e Participacoes S.A. became a wholly owned subsidiary of Marcopolo S.A. A premium of R$ 23,117 thousand resulted from this acquisition, based on the expected future profitability of the company in accordance with a report prepared by independent evaluators.

d) In 05/28/01, the indirectly controlled company Ciferal Comercio Industria e Participacoes S.A. changed its corporate name to Ciferal Industria de Onibus Ltda..

e) In 05/31/01, Marcopolo S.A. acquired from Polo Investimentos Ltda. the interest that Polo Investimentos Ltda. had in the indirectly controlled MVC Componentes Plasticos Ltda.

f) In 06/01/01, Ciferal Industria de Onibus Ltda. incorporated Polo Investimentos Ltda, and became a directly controlled company by Marcopolo S.A.

g) In 07/31/01, Marcopolo S.A. increased the capital of its controlled company Marcopolo International Corporation in the amount of R$36,229 thousand.

6. Related Parties

The balances and transactions with related parties are stated below.

	Marcopolo Distrib. de Peças Ltda.	Marcopolo Trading S.A.	MVC-Comp .Plást. Ltda.	Ilmot Int. Corp. S.A.	Marcopolo Ind. de Carroçarias S.A.	Polo Inves. Ltda.	Dinaco Ind e Com de Ferro e Aco Ltda.	Polo Serv. Em Plástico Ltda.	Marcopolo Intern. Corp.	Polomex S.A. de C.V.	Ciferal Com. Ind. e Particip. S.A.	Marco-polo Latino-américa S.A.	Total 09/30/2001	Total 06/30/2001
Assets (liabilities) balance by														
- Loan and cash account	1,912	(2,532)	158	(22)	-	-	-	(358)	27,927	-	(1,074)	13,977	39,988	19,390
- Accounts receivable by sales	160	17,117	3	57,951	105	-	-	-	15,481	9,556	3,836	212	104,421	66,302
- Accounts payables by purchases	2	-	549	-	-	-	-	778	-	-	-	-	1,329	1,032
- Purchase of products and services	1,966	2	8,585	-	-	-	1,700	7,467	-	-	7,120	-	26,840	20,484
- Sale of products and services	499	17,117	96	108,881	118	-	345	-	19,911	12,618	16,400	7,508	183,493	118,687
- Financial expenses	-	360	6	5	-	34	16	35	-	-	141	-	597	552
- Financial revenues	132	27	8	-	-	599	-	-	1,529	3	233	80	2,611	1,702

Remarks:
- Balances in cash accounts are subject to adjustment for inflation by the variation of the CDI.
- The transactions for sale, purchase of products and/or services are made with conditions of price and terms equivalent to the conditions of price and terms of transactions made with non-related third parties.

7. Loans and Financing

	Controlling Company		Consolidated	
	09/30/01	06/30/01	09/30/01	06/30/01
National currency:				
Fixed assets:				
FINAME	3,031	3,140	4,292	5,735
Working capital	-	-	-	6,185
Advances on exchange contracts	98,804	118,260	98,804	118,259
Foreign currency:				
Working capital	28,614	550	188,475	137,135
Export financing	-	-	-	50,883
Advances on exchange contracts	78,226	17,858	79,806	18,773
	208,675	139,808	371,377	336,970

Portion to be amortized in the short term classified as current liability	144,894	117,501	239,600	336,970
Long term	63,781	22,307	131,777	94,443

The financing in national currency are redeemable until February 2006 and the ones in foreign currency until May 2006. The following obligations are applicable to them:

a. In national currency, they are subject to interest of up to 5.00% per annum, plus the restatement (adjustment for inflation) calculated in accordance with the variation of the URTJ, TJLP and UMBNDS;

b. Working capital, in foreign currency, are subject to interest which ranges from 5.1% to 10.5% per annum;

c. Advances of exchange contract are subject to interest which ranges from 6.79% to 9.9% per annum and exchange updating based on the variation of the US dollar; and

d. Export financings are subject to interest of 1.5% per annum plus the variation of LIBOR.

"Aval" and chattel mortgage of the financed properties have been offered in order to guarantee the loans and financing.

8. Reserve for Contingencies

The company has been judicially discussing the legality of some tax and labor claimings. The estimate loss was reserved according to the opinion of its legal counselors. The updated reserves were recorded against the "other operational expenses" account.

9. Non-Operational Result

	Controlling Company		Consolidated	
	09/30/01	06/30/01	09/30/01	06/30/01
- Result in the sale of interest in an indirectly controlled company	-	-	7,885	7,885
- Other non-operational revenues and expenses	(97)	42	1,895	(2,119)
	(97)	42	9,780	10,004

10. Deferred Income Tax and Social Contribution

The deferred income tax and social contribution are registered to reflect the future tax effects attributable to temporary differences between the tax basis of assets and liabilities and their respective book value. The book value of the deferred tax asset is being reviewed annually, and there have been no adjustments as a result of these reviews.

The deferred income tax and social contribution have the following source:

	Controlling Company		Consolidated	
	09/30/01	06/30/01	09/30/01	06/30/01
Long term realization				
Provision for technical assistant	1,385	1,265	1,385	1,265
Provision of commissions	422	323	422	323
Other reserves	628	512	784	694
Reserve for doubtful credits	788	495	788	495
Reserve statutory interests	1,754	1,108	1,754	1,108
Reserve for contingencies	936	894	936	894
	5,913	4,597	6,069	4,779

The conciliation of the expense calculated by the application of the combined tax rates and the expense of income tax and social contribution debited in the income is demonstrated as follows:

	Controlling Company		Consolidated	
	09/30/01	06/30/01	09/30/01	06/30/01
Account profit before income tax and social contribution	74,246	46,028	76,037	46,634
Combined tax rate	34%	34%	34%	34%
Income tax and social contribution:				
By the combined tax rate	25,244	15,649	25,853	15,856
Permanent additions:				
Non-deductible expenses	3,081	2,391	7,834	6,760
Permanent exclusions:				
Revenues tax free	386	373	-	-
Income tax and social contribution of the fiscal year	27,939	17,667	33,687	22,616
Effective tax rate	37.63%	38.38%	44.30%	48.50%

11. Corporate Capital (Controlling Company)

The authorized corporate capital, according to AGO/E of April 26, 1993, is of 2,000,000,000 shares, being 800,000,000 common shares and 1,200,000,000 preferred shares, all of them being book-entry shares with no face value. On September 30, 2001 and 2000, the corporate capital subscribed and paid-in was represented by 82,073,858 book-entry shares, being 38,490,512 common shares and 43,583,346 preferred shares, without face value. The preferred shares do not have voting rights, but have priority in the distribution of dividends, which are at least 10% (ten per cent) higher than those attributed to the common shares, in accordance with paragraph I of Article 17 of the Law No. 6,404/76, with the new redaction given by the Law No. 9,457/97. The By-laws determine the distribution of a minimum dividend of 25% of the net profit for the period, adjusted according to Art. 34 and Art. 202 of Law No. 6,404/76 and the formation of a reserve for future capital increase, payment of intermediate dividends and for the purchase of shares with the objective of assuring adequate operating conditions and to assure the continuity of the annual distribution of dividends.

12. Financial Instruments

According to the Instruction CVM No. 235/95, the account balances of the financial instruments included in the balance sheet in September 30, 2001 are the following:

Description	Controlling Company	Controlled
Available	775	22,708
Financial Investments	69,532	98,235
Loans	39,988	-
Recoverable taxes	40,433	59,616
Deferred taxes	5,913	6,069
Investments:		
Evaluated by the MEP		
Without quotation in any stock exchange	101,203	-
Others	932	1,417
Loans and Financings		
In national currency	101,203	103,096
In foreign currency	106,840	268,281

The known or estimated value of the financial instruments registered in asset accounts on September 30, 2001, do not present market values significantly different from the ones recognized in the financial statements considering similar kind of instruments, terms and risks.

Marcopolo S.A. has the policy of eliminating market risks, avoiding assuming positions exposed to fluctuations of market values and operating only through instruments that allow risk controls. Most of the derivatives contracts are made through swap transactions, involving pre fixed rates, as an instrument to "hedge" financing rates. The losses resulting from these operations, on the order of R$ 1,096 and R$ 2,174 in the second and third quarters, respectively, were registered in the financial expenditures account.

13. Insurance Coverage

On September 30, 2001, the Company had insurance coverage against fire and diverse risks to protect fixed assets and inventories for values considered enough to cover possible losses.

14. Endorsements, Bonds and Guarantees

The Company had, on September 30, 2001, endorsements and/or bonds granted to banks in financial transactions for clients in the amount of R$ 66,666 (R$ 69,121 in June 2001), which have as a balancing item the guarantee of the assets so financed.

15. Employees' Participation in Revenues and Results

During the fiscal year 2001, in accordance with the Law No. 10.101 of December 19, 2000, the management opted for reserving the employees' participation in revenues and results.

The employees' participation was calculated in accordance with the "Programa de Metas-Eficácia Marcopolo-EFIMAR".

00845-1 MARCOPOLO SA 88.611.835/0001-29

05.01 – QUARTER PERFORMANCE REPORT OF THE COMPANY

PERFORMANCE OF THE SECTOR

The production from January to September 2001 increased 1.4% in comparison with the same previous period; and in the third quarter (3Q01) decreased in 14.8%, which represents a decrease of 1.9% in Highway-buses, 10.7% in Urban-buses and of 52.4% in Micro-buses' production. The total quarter production reached 4,141 units, and in the same period of 2000 the production was of 4,862 units.

The Brazilian buses bodies production (in units)

	3rd Quarter			Accumulated January to September		
Models	**2001**	**2000**	**1999**	**2001**	**2000**	**1999**
Highway-buses (2)	1,247	1,271	902	3,671	3,769	2,156
Urban-buses (2)	2,175	2,435	1,735	7,011	6,462	5,431
Micro-buses (2)	550	1,156	189	1,668	2,393	698
Mini (1)	169	-	-	452	-	-
Total (1)	**4,141**	**4,862**	**2,826**	**12,802**	**12,624**	**8,285**

Source: Fabus
(1) Production data for minis shall be provided from 2001 on.
(2) From 2001 on, the exported units in KD (dismantled) shall be included as produced units.

MARCOPOLO'S PERFORMANCE

Production

During the 3rd quarter of 2001, the Brazilian production of Marcopolo (including Ciferal) reached 2,368 units, which represents an increase of 4.4% in comparison with the same period of 2000. The accumulated production, from January to September 2001, reached 7,278 units, which represents an increase of 19.1% in comparison with the same previous period. This increase was due to the expansion of 24.9% in Urban-buses and 19.8% in Highway-buses, and the reduction of 18.6% in Micros. The improvement of Marcopolo performance in this period was caused by an increase of 63% of the production of units to be sent abroad. The internal market only contributed with a 1.2% of the increase.

05.01 – QUARTER PERFORMANCE REPORT OF THE COMPANY

MARCOPOLO'S AUTOMOTIVE BODIES PRODUCTION – Consolidated Data (Units)

Models	3RD QUARTER			ACCUMULATED JANUARY TO SEPT		
	2001	2000	1999	2001	2000	1999
Highway	667	464	393	2,054	1,715	943
Urban (2)	1,244	1,230	917	4,025	3,222	2,977
Micro-buses (2)	356	575	124	956	1,174	591
Mini (2)	101	-	-	243	-	-
TOTAL (2)	2,368	2,269	1,434	7,278	6,111	4,511

Notes:
(1) The data above include the production in Brazil (Marcopolo and Ciferal) exclusively, and does not include the minibuses VOLARE, which were manufactured in the amount of 583 units the 3rd quarter of 2001 (1,722 units was the production from January to September 2001, against 2,414 units produced the same period of the fiscal year before)
(2) Ciferal: the information of the production of this unit is included in those of Marcopolo, only from July 1, 1999.

MARCOPOLO'S MARKET SHARE

Marcopolo's market share continued increasing during the 3rd quarter of 2001. The following table shows Marcopolo's market share during the 3rd quarter and from January to September. The data confirm the absolute leadership of the company, which reached a market share of 45.0% in 1999, 48.4% in 2000 and 56.8% in 2001. The acceptance and preference of Marcopolo by both national and foreign clients is due to the ample mixture of models offered, modern design and quality, together with Marcopolo's brand, which gives high resale value.

MARCOPOLO'S MARKET SHARE (in %) (Consolidated data)

Models	3RD QUARTER			ACCUMULATED JANUARY TO SEPT		
	2001	2000	1999	2001	2000	1999
Highway (2)	53.5	36.5	43.6	56.0	45.5	43.7
Urban (2) (3)	57.2	50.5	52.9	57.4	49.9	41.7
Micro-buses (2)	64.7	49.7	65.6	57.3	49.1	74.2
Mini (1) (2) (3)	59.8	-	-	53.8	-	-
Total (1) (2) (3)	**57.2**	**46.7**	**50.7**	**56.8**	**48.4**	**45.0**

Source: FABUS
(1) Production data for minis shall be provided from 2001 on.
(2) From 2001 on, the exported units in KD (dismantled) shall be included as produced units.
(3) The above table includes Marcopolo and Ciferal

Revenues and Accumulated Results from January to September

Controlling Company

A larger quantity of automotive bodies commercialized, a favorable mix and an increase in the demand for the new products, together with the exports, resulted in an increase in the **net revenues** of 36.9%, reaching the amount of R$ 529.1 million in 2001. The sales abroad represented 52.2% of the total amount in the period, against 37.2% in 2000. The gross margin was of 28% against 18.4% in 2000. Due to our permanent efforts in controlling the commercial and administrative

expenses, these were a 9.6% of the net revenues, against 11.4% in the same period of the previous year. The operational result increased from 5.0% to 15.5% in 2001.

Consolidated Results

From January to September 2001, the **consolidated net revenues** of Marcopolo reached R$ 768.8 million, which represents an increase of 33.5% in comparison with 2000. The controlled companies contributed with R$ 239.7 million, which represents an increase of 33.5% in comparison with the same period of the previous year. The net profits increased from R$ 9.7 million in the previous period to R$ 42.4 million in the current one. This increase was positively influenced by the export volumes, favorable rate of exchange and for the net results of R$ 5.2 million earned from the sale of the controlled company Dinaço; and negatively influenced by the provision of risk credits in the amount of R$ 16.3 million, being R$10.2 million related to operations with Argentina. The profits before financial expenses, taxes, depreciation and amortizations (EBITDA) reached R$ 116.1 million this semester, against R$ 41.4 million of the previous fiscal year, which represents an evolution in the net revenues from 7.2% to 15.1% in 2001. The annual ROE was 26.6% in 2001 against 6.4% in 2000.

Exports Revenues


1999
2000
2001
US$ MM
120.0
105.0
90.0
75.0
60.0
45.0
30.0
15.0
0.0
15.2
25.1
37.0
49.4
80.2
116.1
3rd QUARTER
Jan. to Sept.

Controlled Companies' Results

With respect to the controlled companies, their positive results presented until now are due to mainly the special attention given by the management to these companies. In Argentina, the results are still negative, due to the strong crisis that that country is facing.

***Consolidated Cash Flow Statements* (1)**
(According to the Corporate Law – in thousand of Reais)

	3rd Quarter 2001	Jan-Sept 2001
Net profits of the period	18,332	42,350
Expenses and (Revenues) not from cash:		
- Depreciation, amortization and write-offs of fixed assets	6,388	28,497
- Reserve for risk credits	4,125	16,343
- Minorities' interest	408	11,105
Gross generation of cash	29,253	98,195
Interest on Shareholders' Equity	-	(6,844)
Variations in working capital	(81,632)	(182,961)
Net cash flow of operational activities	(52,379)	(91,610)
Investments Activities:		
- Paid-in capital by third-parties	-	5,547
- Acquisition of participation in controlled company	-	(23,117)
- Acquisition of fixed assets	(11,601)	(33,015)
Financing Activities:		
- Redemption of loans with controlled companies	-	1,479
- Bank loans	34,406	172,857
Increase (decrease) in the cash balance and financial investments	(29,574)	(32,141
Cash flow at the beginning of the period	150,517	88,802
Cash flow at the end of the period	120,943	120,943

(1) The verification of the results of the financial statements of the companies invested abroad, for purpose of consolidated cash flow, when divergent from the accountant principles adopted in Brazil were duly adjusted, considering the relevance of the information. The conversion of the above mentioned financial statements to national currency was effectuated with accordance to the Deliberation CVM No. 28/86.

05.01 – QUARTER PERFORMANCE REPORT OF THE COMPANY

INVESTMENTS IN FIXED ASSETS

During the 3rd quarter of 2001, the investments of the controlling company were R$2.6 million and reached R$ 9.5 million from January to September 2001. In the controlling companies, investments for R$ 9.0 million during the 3rd quarter of 2001 and R$ 23.5 million from January to September 2001 were made. Therefore, the total investments of Marcopolo, during the period, was R$ 33.0 million and resulted, mainly, from the acquisition of machines, equipments and production tools.

NEW PRODUCTS

Marcopolo introduced into the market the following products: in Mexico (POLOMEX), it developed, exclusively for the NAFTA market, a new buses' body called "Multego". More than 500 units of this type of buses' bodies were sold, and they are being delivered this year and the next one; in Brazil, the first urban "DOUBLE DECKER", from which 150 units were sold for South Africa; and a second generation of the mini-bus VOLARE, in two versions and five models, with soft and modern lines, and aerodynamics design make these mini-buses the most versatile and agile vehicles for the public transportation.

JOINT-VENTURE – COLOMBIA

In October 25, was announced the formation of a joint-venture in Colombia, according to the agreement signed with Superbus de Bogota S.A., company of the Fanalca group; creating a company called SUPERPOLO S.A. Marcopolo participated with 50% of the corporate capital, through its controlled company Ilmot International Corporation S.A. The new company initiated its activities in November, and has as its main purpose the production and manufacture of buses in Colombia, and its commercialization in Colombia, Venezuela, Peru, Ecuador and Panama.

SALES IN MIDDLE EAST

In September 24, the Company signed contracts with a company from Arabia Saudita – Tamini and Saihati Transport Corporation (TASECO) in the amount of US$ 60 million, exclusively for supplying 1,500 highway buses' bodies, to be delivered between 2002 and 2004. Such contracts were signed jointly with DaimlerChrysler do Brasil Ltda. and Wolkswagen do Brasil Ltda., which shall furnish the chassis for the buses. This event presents great importance because it shall reinforce Marcopolo presence in a market with big potential growth.

MARCOPOLO OF AMERICA

Seeking more presence in NAFTA and Caribe, the Company constituted in the United States of America the company MARCOPOLO OF AMERICA INC., with the purpose of projecting and developing the markets in this area.

REFERENCES / QUALIFICATIONS

For the consecutive 3rd time, Marcopolo was classified in the opinion poll carried through by the magazine "Exame" among the "100 MELHORES EMPRESAS PARA VOCE TRABALHAR" (best 100 companies where to work), considering its human resources. The Company received the prize "TOP CIDADANIA" (Top Citizenship), given by the ABRH-RS, due to its social activities, such as: the Professional Development School, Life Program and Marcopolo Citizenship Program.

PROJECTED REVENUES FOR 2001

Considering the current volume of businesses and the orders to be shipped until the end of this year, the projected consolidated net revenues was expanded to R$ 1 billion this fiscal year.

Caxias do Sul, November 5, 2001.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3. 09/30/2001	4. 06/30/2001
1	Total assets	870,954	787,200
1.01	Current assets	683,921	613,210
1.01.01	Cash	22,708	16,317
1.01.02	Credits	344,433	280,797
1.01.02.01	Clients	434,341	376,555
1.01.02.02	Provision for credits with risk	(22,240)	(18,114)
1.01.02.03	Exchange advances	(67,668)	(77,644)
1.01.03	Inventories	132,363	113,438
1.01.03.01	Finished products	26,696	10,107
1.01.03.02	Products in production	16,272	9,331
1.01.03.03	Raw and auxiliary materials	65,042	70,242
1.01.03.04	Merchandise	18,701	18,067
1.01.03.05	Cash advances to suppliers and others	5,652	5,691
1.01.04	Others	184,417	202,658
1.01.04.01	Financial Investments	98,235	134,200
1.01.04.02	Other accounts receivable	4,160	4,961
1.01.04.03	Taxes to be recovered	59,616	40,859
1.01.04.04	Debtors for contract	16,856	17,263
1.01.04.05	Cash Advances to employees	2,669	2,794
1.01.04.06	Application of resources in expenses	2,881	2,581
1.02	Long term assets	17,671	9,841
1.02.01	Various credits	0	0
1.02.02	Credits with related companies	0	0
1.02.02.01	With affiliated companies	0	0
1.02.02.02	With controlled companies	0	0
1.02.02.03	With other related companies	0	0
1.02.03	Others	17,671	9,841
1.02.03.01	Taxes and deferred contributions	6,069	4,779
1.02.03.02	Judicial Deposits	3,306	2,662
1.02.03.03	Receivables	7,293	1,651
1.02.03.04	Other accounts receivable	1.003	749
1.02.03.05	Real Estates for resale	0	0
1.03	Permanent assets	169,362	164,149
1.03.01	Investments	1,417	1,225
1.03.01.01	Interest in affiliated companies	0	0
1.03.01.02	Interest in controlled companies	0	0
1.03.01.03	Other investments	1,417	1,225
1.03.01.03.01	Premium over controlled company	0	0
1.03.01.03.02	Others	1,417	1,225
1.03.02	Fixed assets	132,736	126,241
1.03.02.01	Lands	14,164	13,913

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3. 09/30/2001	4. 06/30/2001
1.03.02.02	Buildings	63,498	61,434
1.03.02.03	Machinery and equipment	92,193	92,511
1.03.02.04	Installations	33,746	32,467
1.03.02.05	Furniture and utensils	5,942	6,128
1.03.02.06	Vehicles	2,930	2,894
1.03.02.07	Equipments and data processing systems	13,024	14,835
1.03.02.08	Other fixed assets	6,401	4,443
1.03.02.09	Fixed assets in course	6,600	6,794
1.03.02.10	Accumulated depreciation	(105,762)	(109,178)
1.03.03	Deferred	35,209	36,683

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 – 09/30/2001	4 – 06/30/2001
2	Total liabilities	870,954	787,200
2.01	Current liabilities	457,571	431,444
2.01.01	Loans and financing	239,600	242,527
2.01.02	Debentures	0	0
2.01.03	Suppliers	85,660	82,879
2.01.04	Taxes and contributions	12,922	9,403
2.01.05	Dividends due	0	0
2.01.06	Provisions	55,334	41,692
2.01.06.01	Corporate income tax	21,419	13,338
2.01.06.02	Social contributions	7,918	4,713
2.01.06.03	13th wage	7,284	4,371
2.01.06.04	Vacations	11,951	10,292
2.01.06.05	Fiscal and labor contingencies	2,465	3,003
2.01.06.06	Gratifications	3,636	3,763
2.01.06.07	Commissions payable	661	2,212
2.01.07	Debts with related companies	0	0
2.01.08	Others	64,055	54,943
2.01.08.01	Salary and Wages payable	3,487	4,392
2.01.08.02	Clients' cash advances	6,331	5,333
2.01.08.03	Commissioned representatives	9,710	6,103
2.01.08.04	Advance billing	5,048	3,848
2.01.08.05	Interest on shareholders' equity	0	0
2.01.08.06	Managers' profit-sharing	2,349	1,423
2.01.08.07	Other payable bills	8,310	6,586
2.01.08.08	Receivable services	8,906	8,890
2.01.08.09	Creditors for contract	19,914	18,368
2.02	Long term liabilities	152,199	113,312
2.02.01	Loans and financing	131,777	94,443
2.02.02	Debentures	0	0
2.02.03	Provisions	11,883	11,413
2.02.03.01	Reserve for contingencies	7,332	7,435
2.02.03.02	Taxes and social contributions	4,551	3,978
2.02.04	Debts with related companies	0	0
2.02.05	Others	8,539	7,456
2.02.05.01	Bills payable	0	0
2.02.05.02	Other bills payable	8,539	7,456
2.02.05.03	Suppliers	0	0
2.03	Results from future fiscal years	0	0
2.04	Minority interests	6,223	5,815
2.05	Net Assets	254,961	236,629
2.05.01	Present corporate capital	130,000	130,000

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 – 09/30/2001	4 – 06/30/2001
2.05.02	Capital reserves	1,445	1,445
2.05.03	Reevaluation reserves	0	0
2.05.03.01	Owned assets	0	0
2.05.03.02	Controlled/Affiliated	0	0
2.05.04	Profits reserves	81,166	81,166
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	Contingency	0	0
2.05.04.04	Future profits	81,166	81,166
2.05.04.05	Profits retention	0	0
2.05.04.06	Special reserve for non-distributed dividends	0	0
2.05.04.07	Other profit reserves	0	0
2.05.05	Accumulated losses / profits	42,350	24,018

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 – CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

07.01 - CONSOLIDATED RESULTS OF OPERATIONS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3- SINCE 07/01/2001 UNTIL 09/30/2001	4- SINCE 01/01/2001 UNTIL 09/30/2001	5- SINCE 07/01/2000 UNTIL 09/30/2000	6- SINCE 01/01/2000 UNTIL 09/30/2000
3.01	Gross revenue from sales and/or services	314,797	855,823	234,937	657,185
3.02	Deductions of the gross revenues	(27,946)	(87,000)	(28,896)	(81,277)
3.03	Net revenue from sales and/or services	286,851	768,823	206,041	575,908
3.04	Cost of goods sold and/or services rendered	(209,438)	(560,401)	(168,792)	(472,286)
3.05	Gross profit	77,413	208,422	37,249	103,622
3.06	Operating revenues/expenses	(44,896)	(132,991)	(33,650)	(89,289)
3.06.01	With sales	(29,576)	(74,817)	(16,838)	(45,358)
3.06.02	General and administrative	(6,795)	(38,046)	(9,531)	(27,690)
3.06.02.01	Administrations expenses	(5,874)	(35,506)	(9,120)	(25,858)
3.06.02.02	Managers' remunerations	(921)	(2,540)	(411)	(1,832)
3.06.03	Financial	(9,368)	(24,518)	(6,584)	(14,680)
3.06.03.01	Financial revenues	50,181	95,188	7,174	23,871
3.06.03.02	Financial expenses	(59,549)	(119,706)	(13,758)	(38,551)
3.06.04	Other operating revenues	843	4,390	447	447
3.06.05	Other operating expenses	0	0	(1,144)	(2,008)
3.06.06	Equity pick-up	0	0	0	0
3.07	Operating profit	32,517	75,431	3,599	14,333
3.08	Non-operating profit	(224)	9,780	(78)	373
3.08.01	Revenues	174	31,650	717	1,407
3.08.02	Expenses	(398)	(21,870)	(795)	(1,034)
3.09	Profits before taxation/participations	32,293	85,211	3,521	14,706
3.10	Provisions for income tax and social contribution	(12,386)	(37,137)	(2,337)	(8,604)
3.11	Deferred income tax	1,315	3,450	(102)	303
3.12	Statutory participations and contributions	(2,998)	(8,069)	(600)	(1,957)
3.12.01	Participations	(2,998)	(8,069)	(600)	(1,957)
3.12.01.01	Managers and employees	(2,998)	(8,069)	(600)	(1,957)
3.12.02	Contributions	0	0	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 – CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

07.01 - CONSOLIDATED RESULTS OF OPERATIONS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3- SINCE 07/01/2001 UNTIL 09/30/2001	4- SINCE 01/01/2001 UNTIL 09/30/2001	5- SINCE 07/01/2000 UNTIL 09/30/2000	6- SINCE 01/01/2000 UNTIL 09/30/2000
3.13	Reversion of interest on shareholders' equity	0	0	0	0
3.14	Minority participations	108	(1,105)	1,270	5,301
3.15	Losses/profits of the period	18,332	42,350	1,752	9,749
	Number of shares, ex-treasury (thousands)	82,074	82,074	82,074	82,074
	Profit per share	0.22336	0.51600	0.02135	0.11878
	Loss per share				

08.01 – QUARTER PERFORMANCE CONSOLIDATED REPORT OF THE COMPANY

The consolidated report is in table 05.01 – Quarter Performance Report of the Company.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 – CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

11.01 - REQUESTS/CONTRACTS EXECUTED

Company	(In thousands of Reais)
1 - Balance of the Requests/Contracts Executed at the End of the Present Quarter	183,649
2 - Balance of the Requests/Contracts Executed at the End of the Same Quarter of the Last Fiscal Year	163,988

Consolidated	(In thousands of Reais)
3 - Balance of the Requests/Contracts Executed at the End of the Present Quarter	0
4 - Balance of the Requests/Contracts Executed at the End of the Same Quarter of the Last Fiscal Year	0

00845-1 MARCOPOLO SA 88.611.835/0001-29

12.01 – COMMENTS REGARDING THE BEHAVIOR OF THE ENTREPRENEURIAL PROJECTIONS

The net revenues of the controlling company reached the amount of R$ 529,124 thousands up to 09.30.01 and in the consolidated it reached the amount of R$ 768,823 thousands.

Considering the current volume of businesses and the orders to be shipped until the end of this year, the projected consolidated net revenues was expanded to R$ 1 billion this fiscal year.

15.01 – PROJECTS FOR INVESTMENT

During the third quarter of 2001, approximately R$2,615 thousands were invested in the controlling company, and R$11,600 thousand, in the consolidated balance sheet. Until September 30, 2001 approximately R$9,547 thousand were invested in the controlling company and R$ 33,015 thousand on a consolidated basis, mainly in machines, equipments, tools and installations.

The investments are made with Marcopolo's own resources and with third-party financings – FINAMES.

16.01 – OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

1. Main Shareholders

Position on 09.30.2001 (in thousands of shares):

SHAREHOLDERS	COMMON SHARES		PREFERRED SHARES		TOTAL	
	QUANT.	%	QUANT.	%	QUANT.	%
Controlling (item 2)	23,515	61.09	6,573	15.08	30,088	36.66
Fund. Banco Central - CENTRUS	6,491	16.86	4,027	9.24	10,518	12.81
Fundo Bradesco Templeton	4,841	12.58	6,420	14.73	11,261	13.72
Fundação Marcopolo	1,549	4.03	749	1.72	2,298	2.80
BANESPREV - Fundo Banespa	1,360	3.53	985	2.26	2,345	2.86
Caixa Prev. Banco Brasil - PREVI	-	0.00	3,776	8.67	3,776	4.60
Fund. Econ. Federais - FUNCEP	-	0.00	3,354	7.70	3,354	4.09
Bahema Participacoes S.A.	4	0.01	1,844	4.23	1,848	2.25
L. Parisotto Participacoes Ltda.	-	0.00	1,000	2.29	1,000	1.22
Fundos e Fundacoes	-	0.00	698	1.60	698	0.85
Shareholders abroad	2	0.01	8,596	19.72	8,598	10.48
Others - market	729	1.89	5,561	12.76	6,290	7.66
TOTAL	38,491	100.00	43,583	100.00	82,074	100.00
PROPORTION		46.90		53.10		100.00

2. Shareholding Control

The directors Paulo Pedro Bellini, José Antonio Fernandes Martins, Valter Antonio Gomes Pinto and Raul Tessari, in accordance with the shareholders' agreement filed with the CVM (Brazilian equivalent to the American SEC) hold the shareholding control of the Company, jointly with Partibell – Part. Adm. Ltda, JM Part. e Adm. Ltda., Vate Part. e Adm. Ltda and Rasa Part. e Adm. Ltda., holding directly and indirectly 61.09% of the voting capital as of 09.30.2001.

17.01 – INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT

To the
Board of Directors and Shareholders of
Marcopolo S.A.
Caxias do Sul –RS

1. We made a special revision on the Quarterly Information (ITR) individually and consolidated of Marcopolo S.A., comprehending the balance sheet of September 30, 2001, the earnings statement for the quarter and period of nine months ended on such date, the performance report and the relevant information, in accordance with the accounting practices of the Brazilian corporate legislation, prepared under the responsibility of its management.

2. Our review was made in accordance with the specific rules established by the *Instituto dos Auditores Independentes – IBRACON* (Brazilian Institute of Auditors), in conjunction with the Audit Committee Board, and consisted mainly of: (a) questions and discussions with the responsible managers for the accounting, financing and operating areas of the company and its controlled companies, concerning the main criteria adopted in the preparation of the Quarterly Information and, (b) review of the information and of the subsequent events which have or may subsequently have effects over the financial and operating situation of the company and its controlled companies.

3. Other independent auditors, whose reports were furnished to us, checked the information of Marcopolo Latinoamerica S.A. and Laureano S.A., regarding the quarter ending September 30, 2001. The result of our review with respect to the amounts of investments and the results of those companies is based solely on the reports of those independent auditors.

4. Based on our special review, and on the review report of other auditors, we do not have knowledge of any relevant modification which should be made on the Quarterly Information referred to above in order to maintain them in accordance with the accounting practices originated from the corporate legislation, applied in a form consistent with the norms prepared by the Comissão de Valores Mobiliários - CVM (Brazilian equivalent to the American SEC), specifically the ones applicable to the preparation of the Quarterly Information.

00845-1 MARCOPOLO SA 88.611.835/0001-29

17.01 – INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT

5. The balance sheet, individually and consolidated as of June 30, 2001, presented for comparative purposes, was revised by us in accordance with the report without remarks dated July 31, 2001. We also revised the quarterly earnings statement and period of nine months ended September 30, 2000 presented for comparative purposes in accordance with the report without remark dated November 06, 2000.

November 5, 2001

KPMG Independent Auditors
CRC-SP-14428 "S"RS

(Illegible signature)
Wladimir Omiechuk
Accountant CRC-RS- 041241/0-2

File No. 82-4431

FEDERAL PUBLIC SERVICE
CVM - COMMISSION ON MARKETABLE SECURITIES (Brazilian equivalent to the American S.E.C.)
ITR – QUARTERLY INFORMATION base date 09/30/2001
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

[Free Translation]

Corporate Legislation

82-4310

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

JAN 04 2002

RECORD

Expiration Date: 10/31/2001

Responsible: Jose Antonio Valiati

Area Code and Telephone: 054 – 2094601

Carlos Zignani
Market Relations' Officer

[Illegible Signature]

KPMG
Independent Auditors
Mail Address: Caxa Postal 199
900001-970 Porto Alegre, RS
Brazil

Office Address: R dos Andradas 1001-17 s/1702
90020-007 Porto Alegre, RS
Brazil

Telephone: 55 (51) 3286-6288
Fax: 55 (51) 3225-3614
www.kpmg.com.br

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT

To the
Board of Directors and Shareholders of
Marcopolo S.A.
Caxias do Sul –RS

1. We made a special revision on the Quarterly Information (ITR) individually and consolidated of Marcopolo S.A., comprehending the balance sheet of September 30, 2001, the earnings statement for the quarter and period of nine months ended on such date, the performance report and the relevant information, in accordance with the accounting practices of the Brazilian corporate legislation, prepared under the responsibility of its management.

2. Our review was made in accordance with the specific rules established by the *Instituto dos Auditores Independentes – IBRACON* (Brazilian Institute of Auditors), in conjunction with the Audit Committee Board, and consisted mainly of: (a) questions and discussions with the responsible managers for the accounting, financing and operating areas of the company and its controlled companies, concerning the main criteria adopted in the preparation of the Quarterly Information and, (b) review of the information and of the subsequent events which have or may subsequently have effects over the financial and operating situation of the company and its controlled companies.

3. Other independent auditors, whose reports were furnished to us, checked the information of Marcopolo Latinoamerica S.A. and Laureano S.A., regarding the quarter ending September 30, 2001. The result of our review with respect to the amounts of investments and the results of those companies is based solely on the reports of those independent auditors.

4. Based on our special review, and on the review report of other auditors, we do not have knowledge of any relevant modification which should be made on the Quarterly Information referred to above in order to maintain them in accordance with the accounting practices originated from the corporate legislation, applied in a form consistent with the norms prepared by the Comissão de Valores Mobiliários - CVM (Brazilian equivalent to the American SEC), specifically the ones applicable to the preparation of the Quarterly Information.

KPMG
Independent Auditors
Mail Address: Caxa Postal 199
900001-970 Porto Alegre, RS
Brazil

Office Address: R dos Andradas 1001-17 s/1702
90020-007 Porto Alegre, RS
Brazil

Telephone: 55 (51) 3286-6288
Fax: 55 (51) 3225-3614
www.kpmg.com.br

5. The balance sheet, individually and consolidated as of June 30, 2001, presented for comparative purposes, was revised by us in accordance with the report without remarks dated July 31, 2001. We also revised the quarterly earnings statement and period of nine months ended September 30, 2000 presented for comparative purposes in accordance with the report without remark dated November 06, 2000.

November 5, 2001

KPMG Independent Auditors
CRC-SP-14428 "S"RS

(Illegible signature)
Wladimir Omiechuk
Accountant CRC-RS- 041241/0-2

[Free Translation]

Public Disclosure

10

THE REGISTRATION WITH CVM DOES NOT IMPLY ANALYSIS OF THE COMPANY, AND ITS MANAGEMENT IS THE SOLE RESPONSIBLE FOR THE VERACITY OF THE INFORMATION PRESENTED.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

4 – CORPORATE NAME
MARCOPOLO
5 – PREVIOUS CORPORATE NAME
MARCOPOLO S.A. – CARROCERIAS E ÔNIBUS
6 - NIRE

01.02 - HEADQUARTERS

1 - ADDRESS	2 - DISTRICT
Av. Marcopolo, 280	Planalto

3 – ZIP CODE	4 - MUNICIPALITY	5 - UF
95086-200	Caxias do Sul	RS

6 - DDD	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
54	209-4000	—	—	—
11 - DDD	**12 - FAX**	**13 - FAX**	**14 - FAX**	
54	209-4010			

15 - E-MAIL
http:/www.marcopolo.com.br

01.03 – SHAREHOLDERS' DEPARTMENT

1 – NAME
Bco.Itaú S.A.-Sr. Claudio Vieira Ribeiro
2 - TITLE
Shareholders Accounts' Manager

3 - ADDRESS	4 - DISTRICT
Rua Boa Vista, 185 - 6° andar	Centro

5 – ZIP CODE	6 - MUNICIPALITY	7 - UF
01014-001	São Paulo	SP

8 - DDD	9 - TELEPHONE	10 – TELEPHONE	11 - TELEPHONE	12 - TELEX
011	237-5529	—	—	
13 - DDD	**14 - FAX**	**15 – FAX**	**16 - FAX**	
11	237-5695	—	—	—

18 – E-MAIL

OTHER PLACES TO ASSIST SHAREHOLDERS

18 - ITEM	19 – MUNICIPALITY	[illegible]	23 - TELEPHONE
01	Caxias do Sul	[illegible]	—

02 JUL 30 AM 9:01

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

01.04 - MARKET RELATIONS' OFFICER (BUSINESS MAILING ADDRESS)

1 - NAME	Carlos Zignani
2 - ADDRESS	Av. Marcopolo, 280
3 - DISTRICT	Planalto
4 – ZIP CODE	95086-200
5 - MUNICIPALITY	Caxias do Sul
6 – UF	RS
7 – DDD	54
8 - TELEPHONE	209-4115
9 - TELEPHONE	—
10 - TELEPHONE	—
11 - TELEX	
12 - DDD	54
13 - FAX	209-4010
14 - FAX	—
15 - FAX	—
	—
16 - E-MAIL	zignani@marcopolo.com.br

01.05 - REFERENCE / AUDITOR

1 – DATE OF BEGINNING OF LAST FISCAL YEAR	01/01/2001
2 – DATE OF ENDING OF LAST FISCAL YEAR	12/31/2001
3 – DATE OF BEGINNING OF FISCAL YEAR IN COURSE	01/01/2002
4 – DATE OF ENDING OF FISCAL YEAR IN COURSE	12/31/2002
5 – AUDITOR'S CORPORATE NAME	KPMG Auditores Independentes
6 – CVM CODE	00418-9
7 – RESPONSIBLE ACCOUNTANT'S NAME	Wladimir Omiechuk
8 - CPF	315.757.570-87

01.06 – CHARACTERISTICS OF THE COMPANY

1 – STOCK EXCHANGE WHERE IT IS REGISTERED

	BVBAAL		BVMESB		BVPR		BVRJ		BVST
X	BVES		BVPP		BVRG	X	BOVESPA		

2 – TRADING MARKET	Stock exchange
3 – STATUS	Operational
4 – ACTIVITY CODE	1120100 – Bus bodies
5 – MAIN ACTIVITY	Manufacturing of bus bodies

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

01.07 – SHAREHOLDERS CONTROL/SECURITIES

1 – NATURE OF SHAREHOLDERS' CONTROL

National Private

2 – SECURITIES ISSUED BY THE COMPANY

X	Shares		Redeemed Shares		Debentures
	Debentures convertible into shares		Founders Shares		Subscription bonus

01.08 – PUBLICATION OF DOCUMENTS

1 – NOTICE TO SHAREHOLDERS OF DFs AVAILABLE	2 – DATE OF SHAREHOLDERS MEETING THAT APPROVED DFs 4/25/2001
3 – CONVOCATION OF SHAREHOLDERS' MEETING FOR DFs APPROVAL 4/10/2002	4 – PUBLICATION OF FINANCIAL STATEMENTS 3/20/2002

01.09 – NEWSPAPERS WHERE THE COMPANY PUBLISHES INFORMATION

1 – ITEM	2 - TITLE OF NEWSPAPER	3 - UF
01	DIÁRIO OFICIAL DO ESTADO	RS
02	GAZETA MERCANTIL	SP
03	JORNAL PIONEIRO	RS

01.10 – MARKET RELATIONS' OFFICER

1 – DATE	2 - SIGNATURE
05/24/2002	

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

02.01 – CURRENT COMPOSITION OF ADMINISTRATIVE COUNCIL AND BOARD OF DIRECTORS

1 - ITEM	2 - NAME OF ADMINISTRATOR	3 - CPF	4 – ELECTION DATE	5 – EXPIRATION OF MANDATE	6 –CODE OF TYPE OF ADMINISTRATOR[1]	7 – FUNCTION
01	Paulo Pedro Bellini	008.123.900-91	4/25/2002	3 years	3	President of Administrative Council – President Director
02	Nestor Antônio Perottoni	004.207.430-49	4/25/2002	3 years	2	Counselor
03	Pedro Henrique Nogueira Damasceno	939.184.967-91	4/25/2002	3 years	2	Counselor
04	José Antônio Fernandes Martins	004.207.600-59	4/25/2002	3 years	3	Director Vice President
05	Valter Antônio Gomes Pinto	004.207.780-04	4/25/2002	3 years	1	Director
06	Raul Tessari	004.292.100-78	04/17/2001	3 years	2	Counselor
07	Carlos Zignani	029.544.070.20	4/25/2002	3 years	1	Director of Relations with Investors
08	José Antônio Fernandes Martins	004.207.600-59	04/17/2001	3 years	3	Counselor
09	Paulo Conte Vasconcelos	387.452.910-04	04/17/2001	3 years	2	Counselor

[1] CODE:
1 – MEMBER OF BOARD OF DIRECTORS ONLY;
2 – MEMBER OF ADMINISTRATIVE COUNCIL ONLY;
3 – MEMBER OF ADMINISTRATIVE COUNCIL AND BOARD OF DIRECTORS.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

02.02 – PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH OF THE DIRECTORS AND MANAGERS

PAULO PEDRO BELLINI: Born on 1.20.1927. Especialized in business administration (URGS), courses for president (The Presidents Associations, INC). He began his activities in 1949 as managing shareholder of the company, then in 1954 he became Managing Director. In 1971 he was elected President Director and in 1977 he accumulated the function of President of the Administrative Council. He is also Director of Marcopolo Trading S.A., Marcopolo Distribuidora de Peças Ltda. and MVC Componentes Plásticos Ltda. He is a very experienced manager and has a deep knowledge of the products commercialized by the company. He was awarded several titles of honor.

JOSÉ ANTÔNIO FERNANDES MARTINS: Born on 4/21/1933. Graduated in Mechanical Engineering from Universidade Federal do Rio Grande do Sul. He began his activities as Engineer of Control of Quality and Production in 1960 at Albarus S.A., with internships at Danna Corp. USA and Hayes Stell Corp. Canada. In 1965 he started at Marcopolo as Chief Engineer, then Industrial Engineer in 1969 and, in 1971, he was elected director. He is also director of Marcopolo Trading S.A., Marcopolo Distribuidora de Peças Ltda. and MVC Componentes Plásticos Ltda. He is member of the Administrative Council of Marcopolo S.A. He is specialized in bus bodies and mechanical industry, as well as buses.

VALTER ANTÔNIO GOMES PINTO: Born on 1/27/1932. High School at Colégios do Rosário and Júlio de Castilhos. Marketing and sales courses in Brazil and abroad at School of Business Administration of Southern California – USA. He began his career as publicist and journalist in 1955, and was admitted to the company in 1964 as sales assistant and public relations. Then he occupied the superintendence of sales for the domestic market, with headquarters in Sao Paulo (SP), initiating the sales expansion within the country. In 1970 he was elected director. He is also director of Marcopolo Trading S.A., Marcopolo Distribuidora de Peças Ltda. and MVC Componentes Plásticos Ltda.

RAUL TESSARI: Born on 9/19/1937. Graduated in Economical Science and Business Administration from Universidade de Caxias do Sul (RS). Extension in business administration and capital markets (USA). From 1955 to 1967 he was accountant and consultant of several companies. In 1968 he was director of Agrale S.A. He began in the company in 1974 as Controller Manager and he was elected director in 1975 through 2001. He is also director of Marcopolo Trading S.A., Marcopolo Distribuidora de Peças Ltda., MVC Componentes Plásticos Ltda. and Ciferal Comércio, Indústria e Participações S.A. He is currently a member of the Administrative Council of Marcopolo S.A. In 1992 he was nominated “O Equilibrista do Ano” by IBEF-RS.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

CARLOS ZIGNANI: Born on 7/13/1945. Graduated in Economics from Universidade de Caxias do Sul. He coursed several updating courses. He began his activities in 1962 at Metalúrgica Abramo Eberle. In 1965, he started in the company Madezatti as Director. He started at Marcopolo S.A. in May 1984 as Financial Manager and he was also Materials Manager, Adjunct Director, and in August 1985, Financial Administrative Director and then General Manager, being elected Director of Relations with Investors in 2/1988. He is currently Corporate Director of Marcopolo S.A., Director President of Marcopolo Latinoamérica S.A. and Director of Polo Serviços em Plásticos Ltda.

NESTOR ANTÔNIO PEROTTONI: Born on 6/22/1944. Baccalaureate in Law. Graduated from Faculdade de Direito of the Universidade de Caxias do Sul (RS), with specialization in corporate law and commercial law. He worked at Marcopolo S.A. from 1963 to 1999 where he was Legal Assistant. He is a member of the Administrative Council of Marcopolo S.A. He renders legal assistance services.

PAULO CONTE VASCONCELOS: Born on 7/27/1962. Graduated in business administration from UFRGS – Universidade Federal do Rio Grande do Sul, and coursed the MBA in Finance at IBMEC – Instituto Brasileiro de Mercado de Capitais. He is Director of Special Projects of Bradesco Templeton de Valor e Liquidez. He worked as investments analyst at Cotriexport, Terramar, Unibanco and Citibank. He was manager of Analyses of Patrimônio and Research Director at Merril Lynch and ING Barings. He was Director and Counselor of ABAMEC Sao Paulo and ABAMEC Nacional. He is currently a member of the Administrative Council of Marcopolo S.A. and Cerâmica Chiarelli S.A. and Counselor of IBGC – Instituto Brasileiro de Governança Corporativa.

PEDRO HENRIQUE NOGUEIRA CAMARGO: Born on 1/27/1968. Graduated in economical sciences from Faculdade de Ciências Políticas e Econômicas do Rio de Janeiro – Cândido Mendes. In 1993 he was a portfolio manager (funds) and investments analyst at Dynamo Administração de Recursos Ltda. Since 2000 he is a member of the Board of Directors of Eternit S/A. As of 2001 he is a member of the Board of Bunge Alimentos S/A. Currently, he is a member of de Board of the companies Marcopolo S.A.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

03.01 – EVENTS RELATED TO CAPITAL DISTRIBUTION

1 – BASE DATE	2 – DATE OF EVENT	3 – NATURAL PERSONS AND LEGAL ENTITIES	4 – INSTITUTIONAL INVESTORS	5 – SHAREHOLDERS' AGREEMENTS	6 – PREFERRED SHARES WITH VOTING RIGHTS
AGO	04/10/2002	1550	0	YES	NO

7 – PREFERRED SHARES WITH VOTING RIGHTS

8 – DATE OF LAST SHAREHOLDERS' AGREEMENT
6/25/97

03.02 – SHAREHOLDERS WITH OVER 5% OF VOTING SHARES

1 – ITEM	2 – NAME/ CORPORATE NAME	3 - CPF/CNPJ	4 - NATIONALITY	5 - UF	6 – COMMON SHARES (thousands)	7 - %	8 – PREFERRED SHARES (thousands)	9 - %	10 – TOTAL SHARES (thousands)	11 - %	12 – COMP. OF CORPORATE CAPITAL	13 – PARTICIPATION IN THE SHAREHOLDERS' AGREEMENT	14 – CONTROLLING
01	Paulo Pedro Bellini	00.8.1.23.-900-/91	BRAZILIAN	RS	9,484	24.64	2,163	4.96	11.647	14.19		YES	YES
02	José Antônio Fernandes Martins	00.4.2.07.-600-/59	BRAZILIAN		4,410	11.46	1,036	2.38	5,446	6.64		YES	YES
03	Valter Antônio Gomes Pinto	00.4.2.07.-780-/04	BRAZILIAN		4,012	10.42	616	1.41	4,628	5.64		YES	YES
04	Raul Tessari	00.4.2.92.-100-/78	BRAZILIAN		3,771	9.80	1,355	3.11	5,126	6.25		YES	YES
05	Fundo Bradesco – TEMPLETON	02.895.694-0001/06			4,841	12.58	6,429	14.75	11,270	13.73		NO	NO
06	Fundo Bco Central Prev. Privada – CENTRUS	00.580.571-0001/42			6,490	16.86	4,027	9.24	10,517	12.81		NO	NO

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

03.01 – EVENTS RELATED TO CAPITAL DISTRIBUTION

1 – BASE DATE	2 – DATE OF EVENT	3 – NATURAL PERSONS AND LEGAL ENTITIES	4 – INSTITUTIONAL INVESTORS	5 – SHAREHOLDERS' AGREEMENTS	6 – PREFERRED SHARES WITH VOTING RIGHTS
AGO	04/10/2002	1550	0	YES	NO
7 – PREFERRED SHARES WITH VOTING RIGHTS					
8 – DATE OF LAST SHAREHOLDERS' AGREEMENT					
6/25/97					

03.02 – SHAREHOLDERS WITH OVER 5% OF VOTING SHARES

1 – ITEM	2 – NAME/ CORPORATE NAME						3 - CPF/CNPJ	4 - NATIONALITY	5 - UF
6 – COMMON SHARES (thousands)	7 - %	8 – PREFERRED SHARES (thousands)	9 - %	10 – TOTAL SHARES (thousands)	11 - %	12 – COMP. OF CORPORATE CAPITAL	13 – PARTICIPATION IN THE SHAREHOLDERS' AGREEMENT	14 – CONTROLLING	
97	Treasury stock								
0	0.00	0	0.00	0	0.00				
98	Others								
5,483	14.24	27,957	64.15	33,440	40.74				
99	Total								
38,4911	00.00	43,5831	00.00	82,0741	00.00				

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

04.01 – COMPOSITION OF CORPORATE CAPITAL

1 – Date of last amendment: 4/28/2001

1 – ITEM	3– TYPES OF SHARES	4 – BOOK-ENTRY OR "ESCRITURAL "	5 – NOMINAL VALUE (Reals)	6 – QUANTITY OF SHARES (thousands)	7 – SUBSCRIBED (thousands of Reals)	8 – PAID-IN (thousands of Reals)
01	COMMON	ESCRITURAL		38,491	60,967	60,967
02	PREFERRED	ESCRITURAL		43,583	69,033	69,033
03	PREFERRED CLASS A			0	0	0
04	PREFERRED CLASS B			0	0	0
05	PREFERRED CLASS C			0	0	0
06	PREFERRED CLASS D			0	0	0
07	PREFERRED CLASS E			0	0	0
08	PREFERRED CLASS F			0	0	0
09	PREFERRED CLASS G			0	0	0
10	PREFERRED CLASS H			0	0	0
11	OTHER PREFERRED CLASSES			0	0	0
99	TOTAL			82,074	130,000	130,000

1.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

04.02 – SUBSCRIBED CORPORATE CAPITAL AND AMENDMENTS IN THE LAST THREE YEARS

1 – ITEM	2 – DATE OF AMENDMENT	3 – AMOUNT OF CORPORATE CAPITAL (thousands of Reals)	4 – AMOUNT OF AMENDMENT (thousands of Reals)	5 – SOURCE OF AMENDMENT	7 – NUMBER OF SHARES ISSUED (thousands)	8 – PRICE OF SHARE WHEN ISSUED (Reals)
01				**Restatement**	**0**	**0.0000000000**
02				**Capital Reserves**		
03				**Profit Reserves**		

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

04.03 – BONIFICATION/SPLIT-UPS OR REVERSE STOCK SPLITS IN THE LAST THREE YEARS

1- ITEM	2- DATE APPROVAL	3- NOMINAL VALUE PER SHARE BEFORE APPROVAL (Reais)	4-NOMINAL VALUE PER SHARE AFTER APPROVAL (Reais)	5- NUMBER OF SHARES BEFORE APPROVAL (Thousand)	6- NUMBER OF SHARES AFTER APPROVAL
01	4/28/98			820,738	82,074

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

04.04 – AUTHORIZED CORPORATE CAPITAL

1 – QUANTITY (thuosands)	4 – AMOUNT (thousands of Reais)	3 – DATE OF APPROVAL
2,000,000	0	4/26/93

1 – TYPE	4 – CLASS	3 – NUMBER OF SHARES AUTHORIZED FOR ISSUANCE
COMMON		800,000
PREFERRED		1,200,000

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

06.01 – CASH RETURNS DISTRIBUTED IN THE LAST THREE YEARS

1 - ITEM	2 – RETURN	3 – DISTRIBUTION APPROVAL	4 – DATE OF APPROVAL	5 – END OF FISCAL YEAR	6 – INCOME OR LOSS OF THE PERIOD (thousands of Reais)	7 – AMOUNT OF RETURN	8 – TYPES OF SHARES	9 – CLASS OF SHARES	10 – AMOUNT OF CASH RETURN	11 – DATE OF INITIAL PAYMENT
01	Interest on Shareholders Equity	RCA	12/27/1999	12/31/1999	11,669	0.0450000000	COMMON		1,732	3/29/2000
02	Interest on Shareholders Equity	RCA	12/27/1999	12/31/1999	11,669	0.0495000000	PREFERRED		2,157	3/29/2000
03	Interest on Shareholders Equity	RCA	12/21/2000	12/21/2000	18,730	0.0869000000	COMMON		3,345	3/26/2001
04	Interest on Shareholders Equity	RCA	12/21/2000	12/21/2000	18,730	0.0956000000	PREFERRED		4,166	3/26/2001
05	Interest on Shareholders Equity	RCA	12/31/2001	12/31/2001	41,938	0.2370000000	COMMON		9,122	4/10/2002
06	Interest on Shareholders Equity	RCA	12/21/2000	12/31/2000	41,938	0.2607000000	PREFERRED		11,362	4/10/2002

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

06.03 – STATUTORY DISPOSITIONS OF CORPORATE CAPITAL

1 - ITEM	2 – TYPE OF SHARE	3 – CLASS OF SHARE	4 - % OF SUBSCRIBED CAPITAL	5 - % FIX DIVIDEND	6 - % MINIMUM DIVIDEND	7 - % CUMULATIVE DIVIDEND	8 – CALCULUS BASIS	9 – PREDICTION CAPITAL REIMBURSEMENT	10 - GAIN	11 – VOTING RIGHT
01	PREFERRED		53.10	0	27.5	0	Based on profit	YES	NO	NO
02	COMMON		46.9	0	25.00	0	Based on profit	YES	NO	YES

06.04 – STATUTORY CHANGES

1 - Date of last amendment to Bylaws	2 – Mandatory dividend (% of income)
4/28/98	25.00

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

07.01 – REMUNERATION AND PROFIT PARTICIPATION OF MANAGERS

1 – MANAGERS PROFIT SHARING	2 – AMOUNT OF GLOBAL REMUNERATION OF MANAGERS	3 – PERIODICITY
YES	225	MONTHLY

1 - FINAL DATE OF LAST FISCAL YEAR 31/12/2001
2 - FINAL DATE OF PENULTIMATE FISCAL YEAR 31/12/2000
3 - FINAL DATE OF ANTEPENULTIMATE FISCAL YEAR 31/12/1999

4 – ITEM	5 – DESCRIPTION OF PARTICIPATIONS AND CONTRIBUTIONS	6 – AMOUNT OF LAST FISCAL YEAR (thousands of Reais)	7 – AMOUNT OF PENULTIMATE FISCAL YEAR (thousands of Reais)	8 – AMOUNT OF ANTEPENULTIMATE FISCAL YEAR (thousands of Reais)
01	PARTICIPATIONS-DEBENTURE HOLDERS	0	0	0
02	PARTICIPATIONS-EMPLOYEES	7,773	4,607	2,065
03	PARTICIPATIONS-MANAGERS	2,588	1,873	1,167
04	PARTICIPATIONS-FOUNDERS' SHARES	0	0	0
05	CONTRIBUTIONS-ASSISTANCE FUND	0	0	0
06	CONTRIBUTIONS-SOCIAL FUND	4,207	1,838	1,518
07	OTHER CONTRIBUTIONS	0	0	0
08	NET INCOME IN FISCAL YEAR	41,938	18,730	11,669
09	NET LOSS IN FISCAL YEAR	0	0	0

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

07.03 – PARTICIPATION IN CONTROLLED COMPANIES AND/OR AFFILIATES

1 – ITEM	2 – NAME/ CORPORATE NAME OF CONTROLLED/AFFILIATE	3 - CPF/CNPJ	4 - CLASSIFICATION	5 - % PARTICIPATION IN THE CAPITAL OF CONTROLLED	6 – % NET WORTH OF CONTROLLED
7 – TYPE OF COMPANY					
01	MVC COMPONENTES PLÁSTICOS LTDA	81,424,962/0001-70	Closed Controlled	100,000	10.64
Commercial, Industrial and others					
02	CIFERAL INDÚSTRIA DE ÔNIBUS LTDA	30.314.561/0001-26	Closed Controlled	99.99	27.96
Commercial, Industrial and others					

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

09.01 – BRIEF COMPANY BACKGROUND

The company began its activities in 1949 under the name Nicola & Cia. Ltda., in a small wooden hangar in Caxias do Sul. The highway complex was far from what it is today – 1.5 million kilometers.

Not simply by chance, the paths to know Brazil better, discover its wealth and the cultural diversity of our people, get confused with the growth history of a company with the inspiration from the Italian Marco Polo, whose odyssey is written in the Book of Wonders, a classic.

Marcopolo's paths started to be tracked thanks to the entrepreneurial spirit of its founders, excited with a country that started to think big and structure itself for future challenges. The small company with only 15 employees, dedicated to the production of bus bodies, wooden made in the beginning. Governments of Getulio Vargas and Juscelino Kubitschek came and along came industrialization of the country.

Manufacturers were coming into scene and the highway complex was being expanded. Marcopolo, always observant of the steps into the future, in the middle of the 50s, promoted the launching of the first module of the factory in Bairro Planalto, also in Caxias do Sul.

It was the first step of an expansion process that continued in 1981 with the inauguration of the second factory unit, located in Bairro Ana Rech, in the same city. At that time, the country rehearsed the first steps towards the political opening. Led by the president General João Baptista de Figueiredo.

Other expansions. Not only physical, of productivity and business, but also of horizons and borders. Of the modest wooden hanger in 1949 a memoir of a hard and encouraging beginning still remains.

Today, Marcopolo's factories comprise installations that account for 247 thousand square meters with production capacity of 50 to 60 vehicles per day. The company has facilities in Brazil, Argentina, Portugal, Mexico, South Africa and Colombia.

More than a story of success, the paths followed by Marcopolo, in its 50 years, are clear examples of the entrepreneurial capacity of the Brazilian people. Its current leadership position was achieved after strong efforts, work and dedication, ingredients that are the fuel capable of making it possible for Marcopolo to continue succeeding in the future.

09.02 – CHARACTERISTICS OF THE SECTOR

The Brazilian production of bus bodies, and the participation and production of Marcopolo in the last five years were as follows:

BRAZILIAN AUTOMOTIVE BODIES PRODUCTION

	2001	2000	1999	1998	1997
Intercity buses	5,350	5,559	3,519	4,666	4,758
Urban buses	8,870	8,302	7,384	13,054	12,140
Micro-buses	2,345	3,140	1,195	1,571	1,406
Mini (LCV) (1)	609	-	-	-	-
TOTAL (1)	**17,174**	**17,001**	**12,098**	**19,291**	**18,304**

Source: FABUS

MARCOPOLO'S AUTOMOTIVE BODIES PRODUCTION

	2001	2000	1999	1998	1997
Intercity buses	2,957	2,643	1,646	2,434	2,391
Urban buses	5,096	4,113	3,235	4,203	3,562
Micro-buses	1,412	1,561	678	935	946
Mini (LCV) (1)	350	-	-	-	-
TOTAL (1)	**9,815**	**8,317**	**5,559**	**7,572**	**6,899**

MARCOPOLO'S PARTICIPATION IN THE BRAZILIAN PRODUCTION

	2001	2000	1999	1998	1997
Intercity buses	55	48	47	52	50
Urban buses	58	50	44	32	29
Micro-buses	60	50	57	60	67
Mini (LCV) (1)	58	-	-	-	-
TOTAL (1)	57	49	46	39	38

Domestic production:

The net revenues of the controlling company reached R$ 729.8 million (R$ 568.0 in 2000). The net profit of the fiscal was R$41.9 (R$ 18.7 million in 2000).

Exports:

In 2001 the consolidated exports of Marcopolo reached R$ 598.9 million against R$ 412.3 million in 2000.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

09.03 – SEASONALITY PERIODS IN BUSINESS

Traditionally, the first quarter shows a weak performance due to drop in demand, mainly in the highway line, since the acquisitions to respond to the excursions period take place in the last quarter of the year. From the second quarter the market becomes more active, and the acme occurs in the second semester.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

10.01 – PRODUCTS AND SERVICES OFFERED

1 – ITEM	2 – MAIN PRODUCTS AND/OR SERVICES	3 - % GROSS INCOME
01	Bus bodies	74.89
02	Parts for reposition, CKD, MKD, air conditioner, chassis and services	25.11

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

10.02 – RAW MATERIALS AND SUPPLIERS

1 - ITEM	2 - RAW MATERIAL	3 - IMPORT	4 – AMOUNT OF IMPORT (thousands of Reais)	5 - AVAILABLE IN LOCAL MARKET	6 – AVAILABLE INTERNATIONAL MARKET
7 - NAME OF SUPPLIER	8 - TYPE OF SUPPLIER				9 – % OF SUPPLY OVER TOTAL SALES OF THE COMPANY
01	Chassis	NO	0	YES	YES
Agrale S.A.	NOT AFFILIATED				11.33
02	Aluminum	NO	0	YES	YES
Cia. Brasileira de Alumínio	NOT AFFILIATED				4.97
03	Steel sheets	NO	0	YES	YES
Cia Siderurgica Nacional	NOT AFFILIATED				3.76
04	Chassis expander	NO	0	YES	YES
Aunde Coplatex S/A	NOT AFFILIATED				3.29
05	Cloth	NO	0	YES	YES
Tuttotrasporti Com	NOT AFFILIATED				3.04
06	Air conditioner	NO	0	YES	YES
Thermo King do Brasil	NOT AFFILIATED				2.69
07	Parts, fiber and plastic	NO	0	YES	YES
MVC Componentes Plásticos Ltda	NOT AFFILIATED				2.65
08	Acrylic	NO	0	YES	YES
Acrilys do Brasil	CONTROLLED COMPANY				2.33
09	Steel tubes	NO	0	YES	YES
Dinaço Ind. E Com. De Ferro e Aço Ltda	NOT AFFILIATED				2.31

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

10.02 – RAW MATERIALS AND SUPPLIERS

1 - ITEM	2 - RAW MATERIAL	3 - IMPORT	4 – AMOUNT OF IMPORT (thousands of Reais)	5 - AVAILABLE IN LOCAL MARKET	6 – AVAILABLE INTERNATIONAL MARKET
7 - NAME OF SUPPLIER	8 - TYPE OF SUPPLIER				9 – % OF SUPPLY OVER TOTAL SALES OF THE COMPANY

10	Transport	NO	0	YES	YES
Servicarga Transporte e Serviços Ltda	CONTROLLED COMPANY				2.06

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

10.03 – MAIN CLIENTS BY PRODUCTS AND/OR SERVICES

1 - ITEM	2 - ITEM	3 – NAME OF PRODUCT/CLIENT NAME	4 - % CLIENT PARTICIPATION ON NET INCOME
001		Bus	
001	001	Brasa	3.61
002		Bus	
002	002	Polomex	3.12
003		Bus	
003	003	Taseco	3.07
004		Bus	
004	004	Comercial Epysa Ltda	2.82
005		Bus	
005	005	AMET	2.61
006		Bus	
006	006	ADO	2.32
007		Bus	
007	007	Amammco Mercedez	1.95
008		Bus	
008	008	Turiscar	1.93
009		Bus	
009	009	Autobuses Unidos	1.50
010		Bus	
010	010	Expresos Occidente	1.34
		Bus	

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

11.01 – PRODUCTION PROCESS

The production process is in phases, the first one being the manufacturing of parts, and the second the assembling in line, in order to put the parts produced together, forming the bus body.

Marcopolo, in addition to acquiring a large number of components and parts from suppliers, also manufactures a series of parts and components in its production line, such chairs, structure parts and others.

Machinery and equipment used by the Company are conventional, being specialized only the model and assembly, which were developed by the company (know-how). They have an average life of six years and have been depreciated 60% of their value.

For the characteristics of the production process and assembly, there are no relevant risks that could stop the production process.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

11.02 – COMMERCIALIZATION PROCESS

Products are commercialized through a net of commercial representatives located strategically all over the national territory and abroad, to wit:

Domestic market: Caxias do Sul and Porto Alegre (RS); Florianópolis (SC), Curitiba, Londrina and Cascavel (PR), São Paulo and Presidente Prudente (SP); Rio de Janeiro (RJ); Goiânia (GO); Recife (PE); Salvador (BA); Fortaleza (CE); Belém (PA); Belo Horizonte (MG); Manaus (AM); São Luiz (MA); Vitória (ES) and Cuiabá (MT).

International market: South Africa, Cuba, Uruguay, Dominican Republic; Peru, Chile, Argentina, Bolivia, Colombia, Ecuador, Paraguay, Venezuela, Costa Rica, Emirados Arabes and Mexico.

The reposition parts are commercialized through stores (19) located strategically all over Brazil.

Main markets:

Domestic: Rio Grande do Sul, Sao Paulo, Minas Gerais, Rio de Janeiro, Paraná, Bahia, Pernambuco and Pará.

International: South America, Africa and Central America.

Exports:

From 1.1.99 to 12.31.99 = 43.0%
From 1.1.00 to 12.31.00 = 49.5%
From 1.1.01 to 12.31.01 = 56.7%

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

11.03 – POSITION IN COMPETING PROCESS

Brazilian production of bus bodies:

Period: January through December 2000

Competitors	Highway	Urban	Micros
Cia. Americana Intl. De Onibus/CAIO		x	
Busscar Onibus SA	x	x	x
Comil Carroceria e Onibus Ltda	x	x	x

The participation of the company by segment is as follows:

- highways bus bodies 55.3%
- urban bus bodies 57.5%
- micros 60.2%
- mini 57.5%

Source: FABUS – Associação Nacional de Carroçarias para Ônibus.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

12.01 – MAIN PATENTS, TRADEMARKS AND FRANCHISES

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
01265-3	KLABIN RIOCELL SA	89.637.490/0001/45

12.01 – MAIN PATENTS, TRADEMARKS AND FRANCHISES

DESCRIPTION	PROPRIETOR (CODE)	TERM OF USE
MARCA MARCOPOLO CLASSE 40 – BRASIL	1	11-06-2004
MARCA MARCOPOLO CLASSE 37 – BRASIL	1	7-25-2004
MARCA MARCOPOLO CLASSE 38 – BRASIL	1	12-10-2007
MARCA MARCOPOLO CLASSE 40 – BRASIL	1	5-22-2004
MARCA MARCOPOLO CLASSE 09 – BRASIL	1	5-22-2004
MARCA MARCOPOLO CLASSE 07 – BRASIL	1	3-30-2002
MARCA MARCOPOLO CLASSE 07 – BRASIL	1	10-27-2011
MARCA MARCOPOLO CLASSE 07 – BRASIL	1	1-27-2003
MARCA MARCOPOLO CLASSE 07 – BRASIL	1	1-27-2003
MARCA MARCOPOLO CLASSE 07 – BRASIL	1	1-27-2003
MARCA MARCOPOLO CLASSE 07 – BRASIL	1	3-30-2002
MARCA MARCOPOLO CLASSE 37 – BRASIL	1	9-8-2002
MARCA MARCOPOLO CLASSE 37 – BRASIL	1	7-25-2005
MARCA MARCOPOLO CLASSE 19 – BRASIL	1	6-25-2005
MARCA MARCOPOLO CLASSE 20 – BRASIL	1	6-10-2005
MARCA MARCOPOLO CLASSE 20 – BRASIL	1	6-10-2005
MARCA MARCOPOLO CLASSE 38 – BRASIL	1	12-25-2004
MARCA MARCOPOLO CLASSE 40 – BRASIL	1	12-10-2007
MARCA MARCOPOLO CLASSE 07 – BRASIL	1	10-13-2011
MARCA MARCOPOLO CLASSE 07 – BRASIL	1	8-10-2010
MARCA MARCOPOLO CLASSE 07 – BRASIL	1	4-25-2008
MARCA MARCOPOLO CLASSE 07 – BRASIL	1	10-27-2011
MARCA MARCOPOLO CLASSE 07 – BRASIL	1	10-27-2011
MARCA MARCOPOLO CLASSE 07 – BRASIL	1	10-27-2011
MARCA MARCOPOLO CLASSE 07 – BRASIL	1	2-27-2003
MARCA MARCOPOLO CLASSE 08 – BRASIL	1	1-19-2002
MARCA MARCOPOLO CLASSE 12 – GHANA	1	12-11-2204
MARCA MARCOPOLO CLASSE 12 – CHILE	1	12-17-2010
MARCA MARCOPOLO CLASSE 39 – URUGUAI (FIGURATIVA)	1	10-17-2007
MARCA MARCOPOLO CLASSE 24 – URUGUAI	1	12-4-2011
MARCA MARCOPOLO CLASSE 39 – URUGUAI (NOMINATIVA)	1	6-7-2005
MARCA MARCOPOLO CLASSE 12 – PERU	1	10-29-2005
MARCA MARCOPOLO CLASSE 24 – URUGUAI	1	6-7-2005
MARCA MARCOPOLO CLASSE 37 – COREIA	1	9-21-2008
MARCA MARCOPOLO CLASSE 12 – HONDURAS	1	7-3-2010
MARCA MARCOPOLO CLASSE 12 – ÁFRICA DO SUL	1	7-17-2008
MARCA MARCOPOLO CLASSE 25 – REPUBLICA DOMINICANA	1	4-19-2004
MARCA MARCOPOLO CLASSE 12 – COSTA RICA	1	2-20-2004
MARCA MARCOPOLO CLASSE 12 – BOLIVIA	1	4-25-2004
MARCA MARCOPOLO CLASSE 12 – GUATEMALA	1	5-16-2004
MARCA MARCOPOLO – LIBANO	1	4-10-2003

12.01 – MAIN PATENTS, TRADEMARKS AND FRANCHISES

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
01265-3	KLABIN RIOCELL SA	89.637.490/0001/45

12.01 – MAIN PATENTS, TRADEMARKS AND FRANCHISES

DESCRIPTION	PROPRIETOR (CODE)	TERM OF USE
MARCA MARCOPOLO CLASSE MISTA – EQUADOR	1	3-15-2002
MARCA MARCOPOLO CLASSE 12 – PARAGUAI	1	2-20-2004
MARCA MARCOPOLO CLASSE 12 – BELGICA	1	8-14-2003
MARCA MARCOPOLO CLASSE 19 – VENEZUELA	1	1-14-2004
MARCA MARCOPOLO CLASSE 19 – VENEZUELA	1	7-4-2002
MARCA MARCOPOLO CLASSE 12 –PANAMA	1	3-30-2003
MARCA MARCOPOLO CLASSE 12 – NIGERIA	1	10-12-2004
MARCA MARCOPOLO CLASSE 12 – ISRAEL	1	8-26-2014
MARCA MARCOPOLO CLASSE 12 MISTA – INDONESIA	1	12-21-2002
MARCA MARCOPOLO CLASSE 12 – PAQUISTAO	1	12-31-2003
MARCA MARCOPOLO CLASSE 12 – PORTUGAL	1	5-10-2003
MARCA MARCOPOLO CLASSE 12 – MALTA	1	3-30-2007
MARCA MARCOPOLO CLASSE 19 – CHINA	1	3-29-2002
MARCA MARCOPOLO CLASSE 19 – CHINA	1	7-4—2003
MARCA MARCOPOLO CLASSE 19 – EST. UNIDOS	1	4-3-2004
MARCA MARCOPOLO CLASSE 26 – EL SALVADOR	1	2-20-2005
MARCA MARCOPOLO CLASSE 12 – IRAQUE	1	8-23-2002
MARCA MARCOPOLO CLASSE 12 – KUWAIT	1	12-28-2002
MARCA MARCOPOLO CLASSE 12 – JORDANIA	1	10-2-2014
MARCA MARCOPOLO – ARABIA SAUDITA	1	3-23-2005
MARCA MARCOPOLO CLASSE 12 – CHILE (FIGURATIVA)	1	6-12-2007
MARCA MARCOPOLO CLASSE 30 – URUGUAI	1	9-17-2007
MARCA MARCOPOLO CLASSE 07 – URUGUAI	1	12-19-2011
MARCA MARCOPOLO CLASSE 12/MISTA – EMIRADOS ARABES	1	2-27-2006
MARCA MARCOPOLO CLASSE 12/MISTA – COLOMBIA	1	4-4-2005
MARCA MARCOPOLO CLASSE 12/MISTA – ROMENIA	1	9-22-2005
MARCA MARCOPOLO CLASSE 12/MISTA – MOLDAVIA.	1	10-27-2004
MARCA VIAGGIO CLASSE 07 – BRASIL	1	7-24-2004
MARCA TORINO CLASSE 07 – BRASIL	1	7-24-2004
MARCA JULIOVERNE CLASSE 07 – BRASIL	1	12-25-2005
MARCA SANREMO CLASSE 07 – BRASIL	1	10-27-2011
MARCA MARCORIO CLASSE 40 – BRASIL	1	2-10-2004
MARCA PARADISO CLASSE 07 – BRASIL	1	5-6-2004
MARCA NICOLA CLASSE 07 – BRASIL	1	10-25-2011
MARCA ANDIAMO CLASSE 07 – BRASIL	1	5-3-2008
MARCA ALLEGROCLASSE 07 – BRASIL	1	4-11-2003
MARCA MARCOPOLO CLASSE 12 MISTA – ARGENTINA	1	5-16-2011
MARCA MARCOPOLO CLASSE 12 MISTA – MEXICO	1	11-30-2003

12.01 – MAIN PATENTS, TRADEMARKS AND FRANCHISES

01.01 – IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
01265-3	KLABIN RIOCELL SA	89.637.490/0001/45

12.01 – MAIN PATENTS, TRADEMARKS AND FRANCHISES

DESCRIPTION	PROPRIETOR (CODE)	TERM OF USE
MARCA PARADISCO CLASSE 12 – ARGENTINA	1	11-30-2003
MARCA STRADA CLASSE 12 – ARGENTINA	1	7-3-2005
MARCA PARADISO CLASSE 12 – MEXICO	1	10-4-2004
MARCA ALEGRO CLASSE 12 – MEXICO	1	10-4-2004
MARCA TORINO CLASSE 12 – MEXICO	1	10-4-2004
MARCA MATTINA CLASSE 7 – BRASIL	1	11-23-2009
MARCA ZINGARO CLASSE 7 – BRASIL	1	11-23-2009
MARCA SPEDITO CLASSE 7 – BRASIL	1	11-23-2009
MARCA VOLARE CLASSE 7 – BRASIL	1	11-23-2009
MARCA VOLARE CLASSE 12 – CHILE	1	12-18-2008
MARCA VOLARE CLASSE 12 – URUGUAI	1	10-16-2008
MARCA VOLARE CLASSE 12 – PARAGUAI	1	9-3-2009
MARCA VOLARE CLASSE 12 – PERU	1	10-22-2008
MARCA POLOMEX CLASSE 12 – MEXICO	1	9-20-2010
MARCA ANDARE CLASSE 12 – MEXICO	1	6-26-2010
MARCA VIALE CLASSE 12 – MEXICO	1	9-20-2010
MARCA FRATELLO CLASSE 12 – MEXICO	1	9-20-2010

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

13.01 – RELEVANT PROPERTIES

1 – ITEM	2 – TYPE OF PROPERTY	3 –ADDRESS									
4 - CITY	5 –UF	6 – TOTAL AREA (THOUSANDS M^2)	7 - CONSTRUCTED AREA (THOUSANDS M^2)	8 – AGE (YEARS)	9 – INSURANCE	10 - MORTGAGE	11 - LEASED FROM THIRD PARTIES	12 - DATE OF CONTRACT	13 - END LEASE DATE		
14 – OBSERVATION											
01	FACTORY	Av. Marcopolo, 280 – Bairro Planalto									
Caxias do Sul	RS	49.000	38.000	48	YES	NO	NO				
02	FACTORY	RS 230 – km 02 - Bairro de Ana Rech									
Caxias do Sul	RS	305.000	62.000	26	YES	NO	NO				
03	LAND	Sao Gotardo – Fazenda Souza									
Caxias do Sul	RS	448.000	0.000	22	NO	NO	NO				
04	LAND	Rua Jacson de Figueiredo									
Porto Alegre	RS	0.330	0.000	14	NO	NO	NO				
05	LAND	Linha Luciana									
Caxias do Sul	RS	28.000	0.000	22	NO	NO	NO				
06	GARAGE	Rua Marques do Herval									
Caxias do Sul	RS	0.072	0.072	23	NO	NO	NO				

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

13.01 — RELEVANT PROPERTIES

1 – ITEM	2 – TYPE OF PROPERTY					3 –ADDRESS				
4 – CITY	5 –UF	6 – TOTAL AREA (THOUSANDS M^2)	7 - CONSTRUCTED AREA (THOUSANDS M^2)	8 – AGE (YEARS)	9 – INSURANCE	10 - MORTGAGE	11 - LEASED FROM THIRD PARTIES	12 - DATE OF CONTRACT	13 - END LEASE DATE	
14 – OBSERVATION										

07	LAND WITH BUILDING				Av. Minas Gerais				
Porto Alegre	RS	4.000	2.000	14	YES	NO	NO		

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

14.03 – ADDITIONAL INFORMATION DEEMED IMPORTANT FOR BETTER UNDERSTANDING OF THE COMPANY

PUBLIC ANNOUNCEMENT

In accordance with Publication CVM 31/1984, we hereby inform the shareholders and the market that the companies Polo Investimentos Ltda. (Polo) and MVC Componentes Plasticos Ltda. (MVC), controlled by Marcopolo S.A. and sole quota holders of Dinaço Indústria e Comércio de Ferro e Aço Ltda. (Dinaço) (indireclty controlled by Marcopolo), concluded the negotiations with Tyco Flow Control do Brasil Ltda. (Tyco), with headquarters in Sao Paulo, SP, and entered into a Quota Sale and Purchase Agreement on 3/8/01, by means of which Polo and MVC are transferring the totality of the quotas of Dinaço's capital to Tyco. The amount of the transaction will be established based on the balance sheet of 2/28/01, proceeding with the usual adjustments for this type of transaction.

With this transaction, Marcopolo has the objective of focusing on its main activity: bus sector.

Caxias do Sul, March 9, 2001

Carlos Zignani
Director of Relation with Investors

PUBLIC ANNOUNCEMENT

Marcopolo hereby informs the public that its controlled company Polo Investimentos Ltda., which held since July 1999, 50% of the stock capital of Ciferal Comercio, Industria e Participacoes S.A. (Ciferal), increased its participation to 94.0205%, by subscribing and paying-in the capital increase of Ciferal in March 2001.

In addition, on 3.26.2001, Marcopolo executed with RJ Administracao e Participacoes S.A. (RJ), Agreement of Promise to Assign and Transfer Shares, to acquire the balance of shares held by RJ in Ciferal, which correspond to 5.9779% of the total capital, to be paid in five years, approximate price of R$ 3,605,000.00.

Polo's participation in Ciferal's capital is then 99.9984%.

The transaction purposes consolidate Marcopolo's presence in the bus bodies market in the center of Brazil, since Ciferal is located in Duque de Caxias, Rio de Janeiro State.
Caxias do Sul, April 4, 2001

Carlos Zignani

Director of Relation with Investors

PUBLIC ANNOUNCEMENT

In accordance with Instruction CVM 31/84, Marcopolo SA informs that it signed the technology transfer agreements to Iveco, one of the leaders, in Europe, in the production and commercialization of buses and trucks.

Mentioned agreement is valid for seven years and involves an amount equal to US$ 12,000,000.00, and has the purpose of developing bus bodies to be manufactured using Iveco's chassis, at CBC (Chagzhou Bus Company) located in Changzhou, Jangsu, China).

Iveco formed a joint-venture with CBC, equal participation, for the manufacturing and commercialization of urban buses and highway, from seven to 12 meters, with chassis Iveco and bodies built with Marcopolo technology.

CBC occupies the third place among bus producers in China, with 13% of the market and an annual average production of around 6,000 buses.

Caxias do Sul, May 2, 2001

Carlos Zignani

Director of Relation with Investors

PUBLIC ANNOUNCEMENT

In accordance with Instruction CVM 31/84, Marcopolo hereby informs that it signed on 9.24.01, contracts with Tamimi and Saihati Transport Corporation (Taseco), located in Saudi Arabia, for supply by Marcopolo, from 2002 through 2004, 1,500 highway bus bodies, approximate amount of US$60 milliion. Mentioned contracts were signed together with Daimlerchrysler do Brasil Ltda. and Volkswagen do Brasil Ltda., which will supply the chassis for the buses.

Caxias do Sul, September 24, 2001

Carlos Zignani

Director of Relation with Investors

PUBLIC ANNOUNCEMENT

In accordance with Instruction CVM 31/84, Marcopolo hereby informs its shareholders and the market that Marcopolo SA, based on agreement executed with Superbus de Bogota SA (Superbus), company of Group Fanalca SA and leader in the production and commercialization of bus bodies in Colombia, incorporated in Colombia a company named Superpolo SA, and Superbus S.A., through its shareholders, will hold a 50% interest in Superpolo and Marcopolo, through its controlled company Ilmot International Corporation S.A. will hold the other 50% of the capital stock.

Superpolo SA will initiate its activities in November/2001 and will have as its main objective the manufacturing and assembly of bus bodies in Colombia, Venezuela, Peru, Ecuador and Panama.

The association consolidates Marcopolo's position as one of the largest world bus bodies' producers.

Caxias do Sul, October 25, 2001

Carlos Zignani

Director of Relation with Investors

PUBLIC ANNOUNCEMENT

In accordance with Instruction CVM 31/84, we hereby inform the shareholders and the market that Marcopolo, through its controlled company Ilmot International Corporation, incorporated a company in Johannesburg, South Africa, named Marcopolo South Africa (PTY) Limited, which acquired on November 13, 2001 part of the assets of the industrial complex Volvo South Africa (PTY) Limited located in South Africa. These assets comprise inventories, , machinery and equipment of the production line of bus bodies from Volvo, including the employees who work in such production line. Marcopolo South Africa (PTY) Limited will manufacture bus bodies, under the chassis of several brands, and the capacity will be of 700 units/year.

The investment, considering the acquisition of assets and conformity of the production line to the know-how Marcopolo, represents an amount equal to US$ 1,200,000.00, and consolidates the presence of Marcopolo in the South African market.

Caxias do Sul, November 14, 2001

Carlos Zignani

Director of Relation with Investors

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

16.01 - LEGAL PROCEEDINGS IN EXCESS OF 5% OF THE NET WORTH OR NET INCOME

1- ITEM	2 – DESCRIPTION	3 - % NET WORTH	4 - % NET INCOME	5 – PROVISION	6 – AMOUNT
01	LABOR	1.14	5.89	YES	2.472
02	TAX	19.91	103.10	NO	0
03	OTHERS	0	0	0	0

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

14.05 – INVESTMENT PROJECTS

In 1997, 1998, 1999, 2000 and 2001, Marcopolo invested respectively, R$21.5 million, R$19.5 million, R$22.9 million, R$14.3 million and R$22.9 million. The Company expects to invest in 2002 up to R$ 22.6 million with its own resources.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

15.01 – ENVIRONMENTAL PROBLEMS

The activities of the Company do not generate environmental problems but for better control there is a shed roof.

For the environment, it was approved by the State of Rio Grande do Sul Ministry, and it was built, in the Ana Rech and Planalto units, stations of effluents treatment.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

18.01 – BYLAWS

CHAPTER I

Name, Object, Head Office and Duration

Article 1 – MARCOPOLO S.A. is a corporation, governed by these by-laws and by the applicable legal provisions.

Article 2 – The Company has its head office and jurisdiction in the City Caxias do Sul- RS, it being empowered, by resolution of the Board of Directors, create and extinguish branches, offices and any other establishes in Brazil or abroad.

Article 3—The company has an indeterminate term of duration.

Article 4 - The Company's objects are: the manufacturing and commercialization of buses, automotive vehicles, bus bodies, tractors, auto parts, agricultural machinery, machines and industrial motors, iron and steel, tools, iron fitting, cutlery, metal structures, as well as the treatment of materials destined to the manufacturing of those products, materials for installation for heating, refrigerating and ventilating, repair services, restoration, including technical assistance of all products of its field, agency and representation, import and export of these products and services, agriculture, reforesting, it being allowed to participate in other companies in Brazil or abroad.

CHAPTER II

Capital Stock and Shares

Article 5- The capital stock totally paid-in is R$ 130,000,000 (one hundred and thirty million Reais), divided into 82,073,858 shares, being 38,490,512 book-entry common shares and 43,583,346 book-entry preferred shares, all without par value.

Paragraph 1: The Company is authorized to increase its capital (Art. 168 of Law 6,404 of 12.15.76) up to 2,000,000,000 (two billion) shares, being 800,000,000 (eight hundred million) common shares and 1,200,000 (um billion and two hundred million) preferred shares. The General Meeting or Administrative Council shall decide the number of preferred shares of each capital increase.

Paragraph 2: Within the limit of the stock capital, the Company may, by way of resolution by the Administrative Council, increase the stock capital, regardless of change in the By-laws, it being allowed the issue of both common and preferred shares.

Paragraph 3: The shares are indivisible before the Company.

Paragraph 4 – The Company can, by way of proposal of the General Meeting and within the limits of its capital, grant options to purchase shares of the Company, to its officers or employees or individuals that may render services to the Company or controlled company.

Article 6- All the shares of the Company will be book-entry and shall be maintained in a deposit account at a financial institution to be designed by the Administrative Council, without issuance of certificates.

Article 7- Shareholders can freely trade their shares.

Article 8- The shareholders may or may not have the preferential right to subscribe for shares, debentures convertible in shares, and subscription bonuses, within the conditions established by law, subject to resolutions of the Administrative Council or General Meeting.

Article 9—Each common share entitles its holder to one vote at General Meetings.

Article 10—Preferred shares are not entitled to vote, but are entitled to the following rights and preferences:

a) the participation with equal conditions with common shares in the distribution of shares by the Company, in case of incorporations of splits of the stock, capital reserves or revaluation of the assets;

b) preference in case of liquidation of the Company in the reimbursement of the capital stock up to the limit of their own capital (preferred shares), and then the common shares will be reimbursed, again equally up to the limit of their own capital, and the balance will be distributed in equal parts among all shares, either common or preferred.

Article 11—The General Meeting may create a fund destined to the redemption of preferred shares and decide on the investment of mentioned reserve, determining the conditions and how to proceed.

Article 12 – If the redemption does not involve all preferred shares, redemption can only be made by way of an auction.

Article 13—The redemption cannot be done for a price lower than the quotation in stock markets for the preferred shares, six months before the Meeting that decided the redemption, and never for a price lower than the amount of the value of each preferred share.

Article 14—By way of resolution of the General Meeting, the Company may approve the conversion of common shares into preferred shares, proportionate to the shares owned, until the total number of shares reach 2/3 of the issued shares.

Article 15— The Company may issue debentures, convertible into shares or not, by means of approval by the General Meeting, the legal rules and regulations that govern the subject being observed.

CHAPTER III

Management

Article 16- The Company will be managed by an Administrative Council and a Board of Directors.

Paragraph 1 – Managers will not need to submit collateral and they will take office by signing the proper book, when the declarations required by law will be made.

Paragraph 2 - *The General Shareholders' Meetings will decide the compensation of the managers. In case the General Meeting* fixes a global amount, each one will receive the amount decided by the Administrative Council, within the limited fixed by the General Meeting.

Paragraph 3 – Managers will receive 13 salaries, and the Administrative Council shall decide on the distribution.

Article 17 – The Administrative Council and Board of Directors will meet upon call and under the supervision of the respective presidents, whenever the social interests and the law shall require, with the presence of at least the majority of its members, who will decide by majority of votes, the President having the casting vote apart from his own vote.

Article 18 *- The Administrative Council will have at least three members and seven at the most, all* shareholders of the Company, *residing in* Brazil, elected by the General Shareholders' Meeting, which can dismiss them at any time, for a three (3) year term of office, reelection being permitted, and their terms of office will extend until the new managers elected take office.

Paragraph 1: The Administrative Council will choose a President among its members.

Paragraph 2: In case of impediment of the President, he will appoint the Counselor to preside the Council. In the case of vacancy of the President, the remaining counselors will appoint a counselor to become President.

Paragraph 3: In case of vacancy of Counselor, *a General Meeting will be called for the election of a replacing counselor, if the* number of the remaining counselors is lower than three.

Article 19: The Administrative Council shall:

a) determine the general orientation of the deals of the Company.

b) elect and remove president director, the vice-president director and remaining directors of the Company and determine their duties and compensation, according to the law and the provisions herein;

c) oversee the management, examine at any time the books and documents of the Company, request information on the agreements already executed, to be executed, and any other acts;

d) call General Meetings whenever it deems fit and in the cases provided by law;

e) give opinion on the Management Report and Executive Management's accounts;

f) set forth criteria for the individual compensation, observed the global amount established by the General Meeting;

g) choose and dismiss independent auditors;

h) decide on capital increases and issuance of subscription bonuses, within the limit of the authorized capital, establishing the conditions, price and paying in term;

i) decide on the negotiation with shares of issuance of the Company for canceling or maintenance in treasury and respective sale authorizing the Board of Directors when one the options be of interest of the Company;

j) declare dividends to the accumulated profits account or existing reserves in the last annual balance sheet or shorter period;

l) determine, according to the terms of the General Meeting and observing paragraph 1 of Article 59 of Law No. 6,404/76, the rules and conditions for the issue of debentures, as well as change, extend, or renegotiate such rules and conditions;

m) decide on the issuance of promissory notes for public placement (commercial paper);

n) decide on the payment of credits of interest on shareholders' equity calculated over the net worth, in the form and conditioned referred to in paragraph second of Article 33;

o) discipline and at its own discretion and proposal of the Board of Directors, systems of participation of employees in the profits and/or results of the Company, as stated in paragraph 3 of Article 33.

Article 20 - The Board of Directors, elected by the Administrative Council, will have at least two members and seven at the most, residing in Brazil, who may or may not be shareholders, for a three (3) year term of office, reelection being permitted; there will be one Director President, one Director Vice-President and remaining officers.

Sole Paragraph - In the event of a vacancy, including Director President and Director Vice-President, the Administrative Council will appoint a substitute who will remain in office until the end of the term of office of the replaced director.

Article 21 – The directors will have the powers attributed to them by these By-laws, by the Administrative Council and applicable legislation.

Article 22- Directors will be compensated according to Art. 34 over profits of the fiscal year in relation to which the mandatory dividend has been attributed – item "b" of mentioned Article.

Article 23- The Directors shall represent the Company actively and passively in or out of court and in its relationships with third parties.

Paragraph 1: To be valid, the acts of the Board of Directors shall have the signature of two directors.

Paragraph 2: The Board of Directors may appoint managers, attorneys-in-fact, for the practice individually or severally the acts within these By-laws, as well as sell, encumber, trade, or assign properties of the Company, as well as give guarantees, when it is of interest of the Company, and the acts and transactions authorized must be specified, and the duration of the term. Representations before court may be given for indefinite term.

Paragraph 3: The Board of Directors may, after approval by the Administrative Council, institute beneficent, cultural, sportive and leisure, foundations and grant donations and contributions for the consecution of the purposes of the foundation, up to the limits fixed by law.

Paragraph 4: In addition to the attributions determined in these By-laws, the President shall, individually:

a) call meetings of the Board of Directors and be the chairman, by its own initiative or by request of another director;

b) supervise all the Company's activities;

c) organize, together with the other directors the services of the Company, including the creation of functions.

Paragraph 5: The attributions of the Director Vice-President will be determined by the Administrative Council.

Article 24 – The Board of Directors has ample powers, regardless of authorization or ratification by the General Meeting, to enter into contracts and/or issue industrial credit certificates with any financial institutions, as well as sell, trade, assign or encumber any properties of the Company, as well as give personal guarantees when the interest of the Company may deem fit.

CHAPTER IV

Audit Committee

Article 25 - The Company will have an Audit Committee which will have three (3) to five (5) standing members and equal number of alternates, who may or may not be shareholders, residing in Brazil, it being allowed reelection.

Sole Paragraph- The Audit Committee will not be permanent, and it will only be installed in the fiscal years when the shareholders that represent a minimum of one tenth of the voting shares or five percent of the preferred shares, require.

Article 26 - The Audit Committee has the powers and duties according to the law and the provisions herein.

Article 27 - The General Meeting at which a request for the installation of the Audit Committee is presented, will appoint the standing and alternate members, it being observed the applicable legislation.

Article 28 – The compensation of the standing members of the Audit Committee will be determined by the General Meeting that appointed them, according to the limits prescribed by law.

CHAPTER V

General Meeting

Article 29 - General Shareholders' Meetings will be held annually within the four (4) months immediately following the close of the fiscal year and special meetings will be held whenever the Company's interests so require.

Article 30 – General Meetings will be called through press announcements, according to the law.

Article 31 - The resolutions of the Meeting, except those provided by law or these Bylaws, shall be taken by absolute majority of votes attending the meeting.

Paragraph 1: Only shareholders whose names have been duly registered will be allowed to vote in the General Meeting.

Paragraph 2: Shareholders may be represented at General Meetings by attorneys-in-fact constituted in less than one year prior to the Meeting, being a shareholder, manager of the Company, lawyer or financial institution.

Article 32- Once the first call for a General Meeting is published, share transfers or conversions will be suspended for a maximum period of fifteen (15) days.

CHAPTER VI

Fiscal Year, Financial Statements and Profit Sharing

Article 33 - The fiscal year has 12 months and will end on December 31st of each year.

Paragraph 1 – In addition to the balance sheet to be drawn up on December 31, shorter period balance sheets can be prepared, as well as interim dividends can be declared, "ad referendum" of the General Shareholders Meeting, to be booked to the accrued profits account or profit reserves account.

Paragraph 2 – The Company, by determination of the Administrative Council, may pay or credit interest to shareholders, as interest on shareholders' equity, calculated based on the net worth, and those interests, when paid, may be incorporated to the mandatory dividend amount stated in item "b" of Article 34 of the By-laws. The amount of dividends stated herein may be incorporated to the stock capital or maintained in a reserves account destined to increase the capital, all in conformity with Law 9,249 of December 26, 1995.

Paragraph 3 - By means of a proposal by the Board of Directors, the Administrative Council, may, at its sole discretion, implement systems of employee participation in the Company's profits and/or results, of a non-salary nature and with no frequency, according to the rules that the Administrative Council will determine.

Article 34 – Of profits, after the deductions determined by law, including the formation of reserve for employees participation when granted at the Administrative Council sole discretion, up to the limit of 10% of the profit, and the reserve of 10% for managers' gratification, as long as the total does not surpass their annual compensation, and once it being observed Article 152 of Law 6404 of 12.15.76, net profits will be distributed in the following order:

i) five percent (5%) for the constitution of a legal reserve according to Article 193 of Law 6404/76;

ii) twenty-five percent (25%), at least, of the remainder, for the payment of dividends to all shares of the Company;

iii) the remaining balance of the net profits, by proposal of the Management, after the possible formation of reserves permitted by law, will be destined in its totality, to the formation of the following statutory reserves: Reserve for future capital increase, to be used for future capital increase, to be formed with 70% of the remaining balance of the net profit of each fiscal year, not exceeding 60% of the capital; Reserve for payment of interim dividends, to be used for the payment of interim dividends stated in Paragraph 1 of Article 33 of the Bylaws, to be formed by 15% of the remainder net profit of each fiscal, not exceeding 10% of the stock capital; and Reserve for the acquisition of its own shares, to be used for the acquisition of shares issued by the Company, for canceling, maintenance in treasury and/or corresponding sale, to be formed by 15% of the remaining balance of the net profit from each fiscal year, not exceeding 10% of the stock capital.

Article 35 - Dividends will be paid or credited within 60 days counted from the date of publication of the Minutes of the General Meeting approving the accounts of each fiscal.

CHAPTER VII

Dissolution and Liquidation of the Company

Article 36—The Company will be dissolved and will enter into liquidation in the cases contemplated by law.

Article 37 - The General Meeting determining the liquidation will also appoint a liquidating commission and the corresponding Audit Committee, and the choice could be of the members of the Administrative Council or non-shareholders.

Sole paragraph: The same Meeting will also determine the form of liquidation and the powers to be conferred upon the liquidators and their compensation.

CHAPTER VIII

General and Transitory Dispositions

Article 38 - The General Meeting can, within the law, decide on the transformation of the legal type of the Company.

Article 39 - The matters not included in these Bylaws will be resolved by the legislation in effect.

Article 40 - The shareholders accept the responsibilities determined by law and approve these Bylaws in its totality.

Caxias do Sul, April 24, 2002

Carlos Zignani
Director of Relations with Investors

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

Controlled/Affiliate Company

Corporate Name

MVC COMPONENTS PLASTICOS LTDA.

19.02 – REQUESTS IN PORTFOLIO IN THE LAST THREE FISCAL YEARS

1-ITEM	2- DESCRIPTION OF REQUESTS	3- AMOUNT OF REQUESTS IN THE LAST FISCAL	4- AMOUNT OF REQUESTS IN THE SECOND TO LAST FISCAL	5- AMOUNT OF REQUESTS IN THE THIRD TO LAST FISCAL
O1	Fiber components	37,000	24,738	15,412
99	NOT ATTENDED REQUESTS	0		

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

19.03 – RAW MATERIALS AND SUPPLIERS

Controlled/Affiliate Company: MVC COMPONENTES PLÁSTICOS LTDA.

Raw Material	Supplier
Natural ABS	BAYER POLIMEROS S/A
Polyester resin	ELEKEIROZ S/A
Natural PP	BRANCO DOW COMPOSTOS DE ENG. S/A
Polyester resin auto-exting	REICHOLD DO BRASIL LTDA.
Structural adhesives	LORD INDUSTRIAL LTDA.
Iron tools	METALPARTS MANUF. DE METAIS LTDA.
Poliuretan inks	OXILIN IND. E COM. LTDA.
Fiberglass covers	LES FILS D'AUGUSTE CHOMARAT
	OWENS CORNING FIBERGLASS A S LTDA
	SAINT-GOBAIN VIDROS S/A

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

19.04 – MAIN CLIENTS PER PRODUCTS AND/OR SERVICES

Controlled/Affiliate Company: MVC COMPONENTES PLÁSTICOS LTDA.

CLIENTS	PRODUCTS
1- MARCOPOLO S/A	- seats, internal back, air taking, external back, tips/
2- VOLVO DO BRASIL LTDA.	- top, bumper, door revetment, fenders
3- BRASIL TELECOM	- protection for telephones
4- IVECO FIAT	- roof for vans Daily and Ducato
5-SPRINGER CARRIER	- gutter for air conditioner
6- MITSUBISHI GLS	- bumper, side frieze for SUVs.
7- IPIRANGA PETROLEO	- road furniture to respond to stations
8- SCANIA	- sign frontal and grades
9- EMBRAER	- air paths and internal components of aircrafts
10- NEW HOLLAND	- Motor cover, roof “colheitadeira”
11- TELEMAR	- Telephone cabins

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

19.05 – TRANSACTIONS WITH RELATED COMPANIES

Controlled/Affiliate Company: MVC COMPONENTES PLÁSTICOS LTDA.

Balances and transactions with related parties are as follows:	R$ THOUSAND
Assets (liabilities) for loans and financings	117
Accounts receivables for sales	215
Accounts payable for purchases	-
Sale for products and services	104
Purchase of products and services	11,720
Financial expenses	8
Financial income	8

The balances of checking accounts are subject to currency update – variation of CDI (Certificado de Depositos Interbancarios)

The transactions of sale and purchase of products and services are done in conditions of price and terms equivalents of those with not related third parties.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

19.09 – CHARACTERISTICS OF THE MARKET

Controlled/Affiliate Company: MVC COMPONENTES PLÁSTICOS LTDA.

The plastic market is still growing approximately 5% per annum. In the case of the specific processes of MVC, which are the vacuum-forming, RTM, Low Pressure and Fiberprint, the growth is even bigger, mainly the last two, that are new and are being introduced with competitive prices in relation to current processes and materials.

The greatest challenge to the plastic market will be the nationalization of the main products, which will bring a constant demand for alternative processes that use national products. In the past this problem was practically of the Automotive Industry and today is of the market in general. Another important factor is the increasing pressure in environment related matters. As a result, big waste processes such as spray-up and hand-lay-up will be replaced by safer and with less waste processes. This should generate big opportunities for the processes of MVC.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

19.10 – PERFORMANCE REPORT

Controlled/Affiliate Company: MVC COMPONENTES PLÁSTICOS LTDA.

The year 2001 was very good for MVC. Within the expectations, we had a great first semester and a reasonable second semester. We reached the invoicing of R$40,110 thousand and a growth of 65.3%.

This year was important for the introduction of MVC in new markets and new products. We consolidated our leadership in the RTM Light market and telephone. *We launched a new product, the "telephone protector" totally termoplastic that should revolutionize such market.* In the Quality area, the certification of QS 9000 was crucial for us to continue in the automotive market and for future exports.

Strategic alliances were made and should generate new deals in the next years, such as:

Midia Plus

Carwin

Fibergraph

The incorporation of a branch in Catalão/Goiás at Mitsubishi should also generate great opportunities for the year 2002, in addition to solidifying the relationship MVC/Mitsubishi.

The tendency for 2002 is of a very difficult year in the first quarter but with recovery during the year. The implementation of the new structure of MVC and preparation for the proposed growth for the next five years, could generate a cost increase faster than the income increase, but this will be resolved during the implementation and success of the project.

Our priorities are to strengthen the commercial area, reduction of inventories, nationalization of the cover for the process of RTM Light and the development of new processes and products.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

19.03 – POSITION IN THE COMPETITIVE PROCESS

Controlled/Affiliate Company:CIFERAL INDÚSTRIAS DE ÔNIBUS LTDA.

a) Main competitors: field bus bodies over chassis

- BUSSCAR
- COMIL
- CAIO
- NEOBUS

b) positioning of the company by process

- URBAN – participation in the market of 22.1%
- MINIBUS – participation in the market of 49.3%
- Obs: Source: FABUS

c) Product lines and process

- VIALE 767 UFS
- TORINO 788 UFS
- TURQUESA 395 UFS
- FRATELLO 311 UFS

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

19.03 – RAW MATERIALS AND SUPPLIERS

Controlled/Affiliate Company: CIFERAL INDÚSTRIAS DE ÔNIBUS LTDA.

Raw Material	Supplier
- parts	MARCOPOLO S/A
- fiber components	ELETROBRAS INDUSTRIA DE PLASTICOS LTDA.
- aluminum	CIA. BRASILEIRA DE ALUMINIO
- inks and solvents	RENNER DUPONT S/A
- steel tubes	DINAÇO COM IND DE FERRO E AÇO LTDA
- sheets	SERFER COM IND DE FERRO E AÇO LTDA.
- adhesive tape impede	ACRILYS DO BRASIL LTDA.
- fiber components	MVC COMPONENTES PLASTICOS LTDA
- ratchets	WOLPAC SISTEMAS DE CONTROLE LTDA

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

19.04 – MAIN CLIENTS PER PRODUCTS AND/OR SERVICES

Controlled/Affiliate Company: CIFERAL INDÚSTRIAS DE ÔNIBUS LTDA.

CLIENTS	PRODUCTS
1- ILMOT INTERNATIONAL CORPORATION	- bus bodies
2- MARCOPOLO SA	- bus bodies
3- REAL AUTO ONIBUS	- bus bodies
4- VIAÇÃO SERENA	- bus bodies
5- EMPRESA DE TRANSPORTE BRASO LISBOA LTDA	- bus bodies
6- VOLKSWAGEN LEASING S/A	- bus bodies

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

19.05 – TRANSACTIONS WITH RELATED COMPANIES

Controlled/Affiliate Company: CIFERAL INDÚSTRIAS DE ÔNIBUS LTDA

Balances and transactions with related parties are as follows:	R$ THOUSAND
Liabilities for loans	172
Accounts receivables for sales	172
Accounts payable for purchases	3,327
Sale for products and services	8,970
Purchase of products and services	24,859
Financial expenses	247
Financial income	163

The balances of checking accounts are subject to currency update – variation of CDI (Certificado de Depositos Interbancarios)

The transactions of sale and purchase of products and services are done in conditions of price and terms equivalents of those with not related third parties.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

19.09 – CHARACTERISTICS OF THE MARKET

Controlled/Affiliate Company: CIFERAL INDÚSTRIAS DE ÔNIBUS LTDA.

The internal market demand for urban buses decreased from 1997 through 2001 due to an increase in the informal transport. The bus bodies manufacturers have been creating strategies to minimize the impact, which makes us believe in the increase of sales of these products in 2002.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

19.10 – PERFORMANCE REPORT

Controlled/Affiliate Company: Controlled/Affiliate Company: CIFERAL INDÚSTRIAS DE ÔNIBUS LTDA.

INITIAL CONSIDERATIONS

The company had a positive performance in 2001 as a result of actions taken by management together with our controlling company Marcopolo S.A. Among the actions we highlight the organizational, the constant technological modernization of the factories with the acquisition of new machines, the implementation of a program for cost reduction, funding and the seeking for new deals. In this fiscal year, the company included in its production portfolio the minibus "vicino".

CIFERAL'S PERFORMANCE

The company manufactured in 2001 1,950 urban units, an increase of 32.5% compared to the 1,472 units manufactured in 2000 and 311 of minibus, an increase of 1.6% compared to the 306 units manufactured in 2000. The participation in the urban market increased from 17.7% in 2000 to 22.1% (FABUS). The net income of the company increased 75.89%, from R$56.6 million in 2000 to R$99.5 in this fiscal year. The net profit of the period was of R$15.7 million against a loss of R$12.1 million in 2000.

INVESTMENTS

Permanent.

In fiscal 2001, investments in permanent assets totaled 1.2 million invested in the acquisition of machinery and equipments and others.

Perspectives.

In 2002, management's focus will continue to be cost reduction and betterment of productivity. Our short-term goal is, together with our controlling company Marcopolo S.A., to consolidate our position in the domestic market with a profitability increase.

Management

11

THE REGISTRATION WITH CVM DOES NOT IMPLY ANALYSIS OF THE COMPANY, AND ITS MANAGEMENT IS THE SOLE RESPONSIBLE FOR THE VERACITY OF THE INFORMATION PRESENTED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29
4 - NIRE		

01.02 - HEADQUARTERS

01 - COMPLETE ADDRESS				
AV. MARCOPOLO, 280				
2 - NEIGHBORHOOD OR DISTRICT	3 - ZIP CODE	4 - MUNICIPALITY	5 - STATE	
Planalto	95086-200	Caxias do Sul	RS	
6 - AREA CODE	7 - TEL. NO.	8 - TEL. NO.	9 - TEL. NO.	10 - TELEX
054	209-4601	-	-	
11 - AREA CODE	12 - FAX NO.	13 - FAX. NO.	14 - FAX. NO.	15 - EMAIL
054	209-4010	-	-	http: //www.marcopolo.com.br

01.03 - MARKET RELATIONS' OFFICER (BUSINESS MAILING ADDRESS)

1 - NAME		2 - COMPLETE ADDRESS		
CARLOS ZIGNANI		AV. MARCOPOLO, 280		
3 - NEIGHBORHOOD OR DISTRICT	4 - ZIP CODE	5 - MUNICIPALITY	6 - STATE	
PLANALTO	95086-200	CAXIAS DO SUL	RS	
7 - AREA CODE	8 - TEL. NO.	9 - TEL. NO.	10 - TEL. NO.	11 - TELEX
054	209-4601	-	-	
12 - AREA CODE	13 - FAX NO.	14 - FAX. NO.	15 - FAX. NO.	16 - EMAIL
054	209-4010	-	-	zignani@marcopolo.com.br

01.04 – REFERENCE / AUDITOR

FISCAL YEAR	FIRST DAY OF FISCAL YEAR	LAST DAY OF FISCAL YEAR
1. Last	01/01/2001	12/31/2001
2. Penultimate	01/01/2000	12/31/2000
3. Antepenultimate	01/01/1999	12.31/1999

4. AUDITOR'S NAME	5. CVM CODE
KPMG Independent Auditors	00418-9
6. RESPONSIBLE ACCOUNTANT'S NAME	7. RESPONSIBLE [illegible]
Wladimir Omiechuk	

02 JUL 30 AM 9:01

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

01.05 - CORPORATE CAPITAL

NUMBER OF SHARES (THOUSANDS)	1. 12/31/2001	2. 12/31/2000	3. 12/31/1999
PAID-IN CAPITAL			
1 - COMMON	38,491	38,491	38,491
2 - PREFERRED	43,583	43,583	43,583
3 - TOTAL	82,074	82,074	82,074
TREASURY SHARES			
4 - COMMON	0	0	0
5 - PREFERRED	0	0	0
6 - TOTAL	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - CORPORATE TYPE Commercial and Industrial Company and Others
2 - STATUS Operational
3 - NATURE OF SHAREHOLDING CONTROL Private and National
4 - ACTIVITY CODE 1120100 – Automotive Bodies
5 - MAIN ACTIVITY Manufacturing of Automotive Bodies
6 - TYPE OF CONSOLIDATION Total

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - CORPORATE NAME

01.08 - DECIDED AND/OR PAID DIVIDENDS

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARES	7 - AMOUNT OF DIVIDENDS PER SHARE
01	RCA	12/21/2000	Interest on Shareholders' Equity	03/26/2001	Common	0.0869000000
02	RCA	12/21/2000	Interest on Shareholders' Equity	03/26/2001	Preferred	0.0956000000

01.09 - MARKET RELATIONS' OFFICER

1 - DATE	2 - SIGNATURE
3/19/2002	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

02.01 - BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 - 12/31/2001	4 - 12/31/2000	5 - 12/31/1999
1	Total assets	585,684	365,848	390,816
1.01	Current assets	368,246	191,447	233,416
1.01.01	Cash	4,572	1,532	425
1.01.02	Credits	196,996	97,896	92,403
1.01.03	Inventories	46,275	37,981	36,443
1.01.03.01	Finished products	11,559	8,469	8,890
1.01.03.02	Products in production	4,798	3,442	2,720
1.01.03.03	Raw and auxiliary materials	28,225	22,836	21,217
1.01.03.04	Merchandise	425	735	0
1.01.03.05	Cash advances to suppliers and others	1,268	2,499	3,601
1.01.04	Others	120,403	54,038	104,145
1.01.04.01	Securities	74,096	39,551	79,928
1.01.04.03	Other receivable bills	20,349	5,621	5,326
1.01.04.04	Taxes to be recovered	25,958	8,866	18,891
1.02	Long term assets	71,077	46,019	25,888
1.02.01	Various credits	0	0	0
1.02.02	Credits with related companies	58,330	40,873	21,339
1.02.02.01	With affiliated companies	0	0	0
1.02.02.02	With controlled companies	58,330	40,873	21,339
1.02.02.03	With other related companies	0	0	0
1.02.03	Others	12,747	5,146	4,549
1.02.03.01	Taxes and deferred contributions	5,206	2,463	1,952
1.02.03.02	Judicial Deposits	2,526	2,503	2,441
1.02.03.03	Other receivable bills	4,949	0	0
1.03	Permanent assets	146,361	128,382	131,512
1.03.01	Investments	86,883	70,214	76,472
1.03.01.01	Interest in affiliated companies	0	0	0
1.03.01.02	Interest in controlled companies	85,953	69,211	76,098
1.03.01.03	Other investments	930	1,003	374
1.03.02	Fixed assets	59,221	57,024	54,305
1.03.02.01	Lands	6,858	6,861	7,276
1.03.02.02	Buildings	33,115	32,202	31,969
1.03.02.03	Machinery and equipment	51,613	56,431	51,469
1.03.02.04	Installations	27,314	26,229	25,919
1.03.02.05	Furniture and utensils	3,307	3,629	3,411
1.03.02.06	Vehicles	1,607	1,718	1,690
1.03.02.07	Other fixed assets	1,462	1,457	1,659
1.03.02.08	Fixed assets in course	3,557	786	519
1.03.02.09	Equipments and data processing systems	11,596	11,581	8,288
1.03.02.10	Cash advances to suppliers	0	1,334	675
1.03.02.11	Accumulated depreciation	(81,208)	(85,204)	(78,570)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 – CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

02.01 - BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 - 12/31/2001	4 - 12/31/2000	5 - 12/31/1999
1.03.03	Deferred	257	1,144	735

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

02.02 - BALANCE SHEET - LIABILITIES (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 - 12/31/2001	4 - 12/31/2000	5 - 12/31/1999
2	Total liabilities	585,684	365,848	390,816
2.01	Current liabilities	239,387	138,742	133,008
2.01.01	Loans and financing	125,499	45,045	61,847
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	34,874	35,966	17,761
2.01.04	Taxes and contributions	8,405	5,796	4,040
2.01.05	Dividends due	0	0	0
2.01.06	Provisions	0	0	0
2.01.07	Debts with related companies	639	3,008	11,202
2.01.08	Others	69,970	48,927	38,158
2.01.08.01	Salary and Wages payable	22,916	17,557	11,556
2.01.08.02	Clients' advances	2,123	5,423	6,340
2.01.08.03	Commissioned representatives	10,038	6,139	4,350
2.01.08.04	Other Accounts Payable	11,357	9,014	9,127
2.01.08.05	Interest on Shareholders' Equity	18,367	6,844	3,536
2.01.08.06	Advance Billing	2,581	2,077	2,082
2.01.08.07	Managers' profit-sharing	2,588	1,873	1,167
2.02	Long term liabilities	129,110	11,378	53,299
2.02.01	Loans and financing	109,352	11,378	53,299
2.02.02	Debentures	0	0	0
2.02.03	Provisions	0	0	0
2.02.04	Debts with related companies	0	0	0
2.02.05	Others	19,758	0	0
2.03	Results from future fiscal years	0	0	0
2.05	Net Assets	217,187	215,728	204,509
2.05.01	Present corporate capital	130,000	130,000	130,000
2.05.02	Capital reserves	1,445	1,445	1,445
2.05.03	Reevaluation reserves	0	0	0
2.05.03.01	Owned assets	0	0	0
2.05.03.02	Controlled/Affiliated	0	0	0
2.05.04	Profits reserves	64,288	84,283	73,064
2.05.04.01	Legal	0	0	0
2.05.04.02	Statutory	0	0	0
2.05.04.03	Contingency	0	0	0
2.05.04.04	Future profits	84,283	84,283	73,064
2.05.04.05	Profits retention	0	0	0
2.05.04.06	Special reserve for non-distributed dividends	0	0	0
2.05.04.07	Other profit reserves	(19,995)	0	0
2.05.04.07.01	Treasury Shares	0	0	0
2.05.05	Accumulated profits/losses	21,454	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 – CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

03.01 - RESULTS OF OPERATIONS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3- SINCE 01/01/2001 UNTIL 12/31/01	4- SINCE 01/01/2000 UNTIL 12/31/2000	5- SINCE 01/01/1999 UNTIL 12/31/1999
3.01	Gross revenue from sales and/or services	818,349	655,483	414,633
3.02.	Deductions of the gross revenues	(88,543)	(87,435)	(51,102)
3.03	Net revenue from sales and/or services	729,806	568,048	363,531
3.04	Cost of goods sold and/or services rendered	(546,121)	(451,127)	(287,235)
3.05	Gross profit	183,685	116,921	76,296
3.06	Operating revenues/expenses	(106,934)	(81,613)	(61,277)
3.06.01	With sales	(47,295)	(46,413)	(31,159)
3.06.02	General and administrative	(27,769)	(20,772)	(18,539)
3.06.02.01	Administrations' expenses	(25,055)	(18,714)	(16,582)
3.06.02.02	Managers' remunerations	(2,714)	(2,058)	(1,957)
3.06.03	Financial	(1,087)	(5,584)	(16,858)
3.06.03.01	Financial revenues	42,376	20,068	55,376
3.06.03.02	Financial expenses	(43,463)	(25,652)	(72,234)
3.06.04	Other operating revenues	0	0	0
3.06.05	Other operating expenses	(4,081)	(2,096)	(2,585)
3.06.06	Equity pick-up	(26,702)	(6,748)	7,864
3.07	Operating profit	76,751	35,308	15,019
3.08	Non-operating profit	(207)	367	(489)
3.08.01	Revenues	324	367	819
3.08.02	Expenses	(531)	0	(1,308)
3.09	Profits before taxation/participations	76,544	35,675	14,530
3.10	Provisions for income tax and social contribution	(26,988)	(10,465)	(230)
3.11	Deferred income tax	2,743	0	601
3.12	Statutory participations and contributions	(10,361)	(6,480)	(3,232)
3.12.01	Participations	(10,361)	(6,480)	(3,232)
3.12.01.01	Managers	(2,588)	(1,873)	(1.167)
3.12.01.02	Employees	(7,773)	(4,607)	(2,065)
3.12.02	Contributions	0	0	0
3.13	Reversion of interest on shareholders' equity	0	0	0
3.15	Losses/profits of the period	41,938	18,730	11,669
	Number of shares, ex-treasury (thousands)	82,074	82,074	82,074
	Profit per share	0.51098	0.22821	0.14218
	Loss per share			

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

04.01 - STATEMENT OF SOURCES AND INVESTMENT OF RESOURCES

1. CODE	2. DESCRIPTION	3- SINCE 01/01/2001 UNTIL 12/31/01	4- SINCE 01/01/2000 UNTIL 12/31/2000	5- SINCE 01/01/1999 UNTIL 12/31/1999
4.01	SOURCES	224,579	36,182	28,812
4.01.01	FROM OPERATIONS	79,944	36,043	15,385
4.01.01.01	PROFIT/LOSS FOR THE YEAR	41,938	18,730	11,669
4.01.01.02	VALUES WHICH DO NOT REPRESENT CHANGE IN WORKING CAPITAL	38,006	17,313	3,716
4.01.01.02.01	DEPRECIATION AND AMORTIZATION	10,772	9,770	10,272
4.01.01.02.02	EQUITY PICK UP RESULT	26,702	6,748	(7,864)
4.01.02.02.03	COST OF THE FIXED ASSETS DISCARDED/SOLD	462	795	1,122
4.01.02.02.05	COST OF THE INVESTMENT DISCARDED/SOLD	70	0	186
4.01.02.02.06	AMORTIZATION OF PREMIUM	0	0	0
4.01.01.02.07	PROVISION FOR INVESTMENT LOSSES	0	0	0
4.01.02	FROM SHAREHOLDERS	0	0	0
4.01.03	FROM THIRD PARTIES	144,635	139	13,427
4.01.03.01	SUBVENTION FOR INVESTMENTS	0	0	0
4.01.03.02	INCREASE OF THE LONG TERM LIABILITIES	117,732	0	13,398
4.01.03.03	DIVIDENDS RECEIVED	365	139	29
4.01.03.04	REDUCTION OF THE LONG TERM ASSETS	0	0	0
4.01.03.05	DISPOSAL OF TREASURY SHARES	0	0	0
4.01.03.06	CAPITAL REDUCTION IN CONTROLLED COMPANIES	26,538	0	0
4.02	INVESTMENTS	148,425	83,885	48,715
4.02.01	IN INVESTMENTS	70,583	628	25,219
4.02.02	IN FIXED ASSETS	12,542	12,656	4,221
4.02.04	IN THE LONG TERM ASSETS	25,058	20,131	14,937
4.02.05	INTEREST ON SHAREHOLDERS' EQUITY	20,484	7,511	3,889
4.02.06	IN THE DEFERRED	0	1,038	449
4.02.07	ACQUISITION OF OWN SHARES	0	0	0
4.02.08	COMPLEMENTARY DIVIDENDS	19,758	0	0
4.02.09	DECREASE IN LONG TERM RECEIVABLES	0	41,921	0
4.03	INCREASE/DECREASE IN THE WORKING CAPITAL	76,154	(47,703)	(19,903)
4.04	VARIATION IN THE CURRENT ASSETS	176,799	(41,969)	9,403
4.04.01	CURRENT ASSETS - BEGINNING OF THE FISCAL YEAR	191,447	233,416	224,013
4.04.02	CURRENT ASSETS - END OF THE FISCAL YEAR	368,246	191,447	233,416
4.05	VARIATION IN THE CURRENT LIABILITIES	100,645	5,734	29,306
4.05.01	CURRENT LIABILITIES - BEGINNING OF THE FISCAL YEAR	138,742	133,742	103,702
4.05.02	CURRENT LIABILITIES - END OF THE FISCAL YEAR	239,387	138,742	133,008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

05.01 - STATEMENT OF CHANGES IN NET WORTH FROM 01/01/2001 TO 12/31/2002 (thousands of *Reais*)

1 - CODE	2 – DESCRIPTION	3 - CORPORATE CAPITAL	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - PROFIT RESERVES	7 - ACCUMULATED PROFITS/LOSSES	8 - TOTAL NET WORTH
5.01	Initial Balance	130,000	1,445	0	84,283	0	215,728
5.02	Adjustments from previous years	0	0	0	0	(19,995)	(19.995)
5.03	Capital Increase / Decrease	0	0	0	0	0	0
5.04	Reserve Realization	0	0	0	0	0	0
5.05	Treasury Shares	0	0	0	0	0	0
5.06	Loss / Profit of the Year	0	0	0	0	41,938	41,938
5.07	Allocation	0	0	0	1,459	(21,943)	(20,484)
5.07.01	Legal Reserve	0	0	0	2,097	(2,097)	0
5.07.02	Reserve for Capital Increase	0	0	0	(638)	638	0
5.07.03	Reserve for Payments of Dividend	0	0	0	0	(20,484)	(20,484)
5.07.04	Reserve for Purchase of Own Shares	0	0	0			
5.07.05	Interest on Shareholders' Equity	0	0	0			
5.08	Others	0	0	0	0	0	0
5.09	Final Balance	130,000	1,445	0	85,742	0	217,187

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

05.02 - STATEMENT OF CHANGES IN NET WORTH FROM 01/01/2000 TO 12/31/2000 (thousands of *Reais*)

1 - CODE	2 – DESCRIPTION	3 - CORPORATE CAPITAL	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - PROFIT RESERVES	7 - ACCUMULATED PROFITS/LOSSES	8 - TOTAL NET WORTH
5.01	Initial Balance	130,000	1,445	0	73,064	0	204,509
5.02	Adjustments from Previous Years	0	0	0	0	0	0
5.03	Capital Increase / Decrease	0	0	0	0	0	0
5.04	Reserve Realization	0	0	0	0	0	0
5.05	Treasury Shares	0	0	0	0	0	0
5.06	Loss / Profit of the Year	0	0	0	0	18,730	18,730
5.07	Allocation	0	0	0	11,219	(18,730)	(7,511)
5.07.01	Legal Reserve	0	0	0	937	(937)	0
5.07.02	Interest on Shareholders' Equity	0	0	0	7,198	(7,198)	0
5.07.03	Reserves for Capital Increase	0	0	0	1,542	(1,542)	0
5.07.04	Reserve for Payments of Dividend	0	0	0	1,542	(1,542)	0
5.07.05	Reserve for Purchase of Own Shares	0	0	0	0	(7,511)	(7,511)
5.08	Others	0	0	0	0	0	0
5.09	Final Balance	130,000	1,445	0	84,283	0	215,728

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

05.03 - STATEMENT OF CHANGES IN NET WORTH FROM 01/01/1999 TO 12/31/1999 (thousands of *Reais*)

1 - CODE	2 - DESCRIPTION	3 - CORPORATE CAPITAL	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - PROFIT RESERVES	7 - ACCUMULATED PROFITS/LOSSES	8 - TOTAL NET WORTH
5.01	Initial Balance	130,000	1,445	0	65,284	0	196,729
5.02	Adjustments from Previous Years	0	0	0	0	0	0
5.03	Capital Increase / Decrease	0	0	0	0	0	0
5.04	Reserve Realization	0	0	0	0	0	0
5.05	Treasury Shares	0	0	0	0	0	0
5.06	Loss / Profit of the Year	0	0	0	0	11,669	11,669
5.07	Allocation	0	0	0	7,780	(11,669)	(3,889)
5.07.01	Legal Reserve	0	0	0	584	(584)	0
5.07.02	Interest on Shareholders' Equity	0	0	0	0	(3,889)	(3,889)
5.07.03	Reserve for Capital Increase	0	0	0	5,038	(5,038)	0
5.07.04	Reserve for Dividends' Payment	0	0	0	1,079	(1,079)	0
5.07.05	Reserve for Purchase of Own Shares	0	0	0	1,079	(1,079)	0
5.08	Others	0	0	0	0	0	0
5.08.01	Transference of Treasury Shares						
5.08.02	Subsidies for Investments						
5.09	Final Balance	130,000	1,445	0	73,064	0	204,509

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 - 12/31/2001	4 - 12/31/2000	5 - 12/31/1999
1	Total assets	842,476	592,014	488,915
1.01	Current assets	610,901	438,531	356,110
1.01.01	Cash	24,970	20,386	13,326
1.01.02	Credits	337,692	226,946	130,583
1.01.03	Inventories	87,987	84,816	61,944
1.01.03.01	Finished products	18,080	16,998	12,907
1.01.03.02	Products in production	11,285	8,156	5,008
1.01.03.03	Raw and auxiliary materials	47,087	42,715	37,009
1.01.03.04	Merchandise	8,916	12,884	3,354
1.01.03.05	Cash advances to suppliers and others	2,619	4,063	3,666
1.01.04	Others	160,252	106,383	150,257
1.01.04.01	Securities	98,387	68,416	114,163
1.01.04.02	Taxes to be recovered	39,071	21,915	26,431
1.01.04.03	Other receivable bills	22,794	16,052	9,663
1.02	Long term assets	75,726	11,756	12,814
1.02.01	Various credits	0	0	0
1.02.02	Credits with related companies	0	1,479	1,460
1.02.02.01	With affiliated companies	0	0	0
1.02.02.02	With controlled companies	0	1,479	1,460
1.02.02.03	With other related companies	0	0	0
1.02.03	Others	75,726	10,277	11,354
1.02.03.01	Taxes and deferred contributions	22,700	2,463	1,952
1.02.03.02	Judicial Deposits	3,114	2,703	2,491
1.02.03.03	Receivables	46,356	4,319	6,587
1.02.03.04	Other receivables bills	3,556	792	324
1.03	Permanent assets	155,849	141,727	119,991
1.03.01	Investments	1,321	2,213	2,003
1.03.01.01	Interest in affiliated companies	0	0	0
1.03.01.02	Interest in controlled companies	0	0	0
1.03.01.03	Other investments	1,321	2,213	2,003
1.03.02	Fixed assets	124,131	131,214	111,472
1.03.02.01	Lands	13,611	14,637	13,525
1.03.02.02	Buildings	60,666	62,815	55,932
1.03.02.03	Machinery and equipment	86,281	93,892	86,035
1.03.02.04	Installations	34,508	31,148	31,555
1.03.02.05	Furniture and utensils	5,238	5,988	5,106
1.03.02.06	Vehicles	2,591	2,950	2,764
1.03.02.07	Other fixed assets	3,320	11,760	5,207
1.03.02.08	Fixed assets in course	4,856	3,264	878
1.03.02.09	Computational equipments	12,858	13,431	8,672
1.03.02.10	Cash advances to suppliers	1,282	1,334	675

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 - 12/31/2001	4 - 12/31/2000	5 - 12/31/1999
1.03.02.11	Accumulated depreciation	(101,080)	(110,005)	(98,877)
1.03.03	Deferred	30,397	8,300	6,516

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 - 12/31/2001	4 - 12/31/2000	5 - 12/31/1999
2	Total liabilities	842,476	592,014	488,915
2.01	Current liabilities	454,634	294,563	208,842
2.01.01	Loans and financing	230,110	118,640	120,733
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	108,490	88,456	30,021
2.01.04	Taxes and contributions	13,354	9,824	7,520
2.01.05	Dividends due	0	0	0
2.01.06	Provisions	0	0	0
2.01.07	Debts with related companies	0	0	0
2.01.08	Others	102,680	77,643	50,568
2.01.08.01	Salary and Wages payable	27,336	22,975	15,470
2.01.08.02	Clients' advances	7,474	9,604	7,320
2.01.08.03	Commissioned representatives	16,238	8,671	4,596
2.01.08.04	Other payable bills	27,324	24,566	15,921
2.01.08.05	Interest on shareholders' equity	18,367	6,844	3,536
2.01.08.06	Advance Billing	2,757	3,110	2,558
2.01.08.07	Managers' profit-sharing	3,184	1,873	1,167
2.02	Long term liabilities	170,259	95,169	80,416
2.02.01	Loans and financing	139,761	79,880	80,291
2.02.02	Debentures	0	0	0
2.02.03	Provisions	0	0	0
2.02.04	Debts with related companies	0	0	0
2.02.05	Others	30,498	15,289	125
2.02.05.01	Bills payable	0	8,499	0
2.02.05.02	Tax and social contributions	0	0	0
2.02.05.03	Other bills payable	10,503	6,790	125
2.02.05.04	Provision for income tax	0	0	0
2.03	Results from future fiscal years	0	0	0
2.04	Minority interests	5,312	(10,329)	(3,261)
2.05	Net Assets	212,271	212,611	202,918
2.05.01	Present corporate capital	130,000	130,000	130,000
2.05.02	Capital reserves	1,445	1,445	1,445
2.05.03	Reevaluation reserves	0	0	0
2.05.03.01	Owned assets	0	0	0
2.05.03.02	Controlled/Affiliated	0	0	0
2.05.04	Profits reserves	80,826	81,166	71,473
2.05.04.01	Legal	0	0	0
2.05.04.02	Statutory	0	0	0
2.05.04.03	Contingency	0	0	0
2.05.04.04	Future profits	0	0	0
2.05.04.05	Profits retention	0	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 - 12/31/2001	4 - 12/31/2000	5 - 12/31/1999
2.05.04.06	Special reserve for non-distributed dividends	0	0	0
2.05.04.07	Other profit reserves	0	0	0
2.05.04.07.01	Treasury Shares	0	0	0
2.05.05	Accumulated losses / profits	0	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 – CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

07.01 - CONSOLIDATED RESULTS OF OPERATIONS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3- SINCE 01/01/01 UNTIL 12/31/01	4- SINCE 01/01/00 UNTIL 12/31/00	5- SINCE 01/01/99 UNTIL 12/31/99
3.01	Gross revenue from sales and/or services	1,182,819	957,043	534,190
3.02	Deductions of the gross revenues	(126,262)	(123,526)	(69,564)
3.03	Net revenue from sales and/or services	1,056,557	833,517	464,626
3.04	Cost of goods sold and/or services rendered	(794,902)	(669,668)	(373,546)
3.05	Gross profit	261,655	163,849	91,080
3.06	Operating revenues/expenses	(206,627)	(136,187)	(83,323)
3.06.01	With sales	(95,594)	(70,124)	(44,642)
3.06.02	General and administrative	(49,127)	(39,713)	(26,670)
3.06.02.01	Administrations expenses	(45,762)	(36,623)	(23,925)
3.06.02.02	Managers' remunerations	(3,365)	(3,090)	(2,745)
3.06.03	Financial	(43,286)	(22,749)	(11,373)
3.06.03.01	Financial revenues	72,592	24,838	69,647
3.06.03.02	Financial expenses	(115,878)	(47,587)	(81,020)
3.06.04	Other operating revenues	0	0	0
3.06.05	Other operating expenses	(18,620)	(3,601)	(638)
3.06.06	Equity pick-up	0	0	0
3.07	Operating profit	55,028	27,662	7,757
3.08	Non-operating profit	9,617	879	(502)
3.08.01	Revenues	28,217	3,964	2,839
3.08.02	Expenses	(18,600)	(3,085)	(3,341)
3.09	Profits before taxation/participations	64,645	28,541	7,255
3.10	Provisions for income tax and social contribution	(30,183)	(11,902)	(1,101)
3.11	Deferred income tax	18,033	511	620
3.12	Statutory participations and contributions	(11,589)	(7,014)	(3,406)
3.12.01	Participations	(11,589)	(7,014)	(3,406)
3.12.01.01	Managers	(3,184)	(1,873)	(1,167)
3.12.01.02	Employees	(8,405)	(5,141)	(2,239)
3.12.02	Contributions	0	0	0
3.13	Reversion of interest on shareholders' equity	0	0	0
3.14	Minority participations	(767)	7,068	6,710
3.15	Losses/profits of the period	40,139	17,204	10,078
	Number of shares, ex-treasury (thousands)	82,074	82,074	82,074
	Profit per share	0.48906	0.20962	0.12279
	Loss per share			

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

08.01 - STATEMENT OF SOURCES AND INVESTMENT OF RESOURCES (thousands of *Reais*)

1. CODE	2. DESCRIPTION	3- SINCE 01/01/01 UNTIL 12/31/01	4- SINCE 01/01/00 UNTIL 12/31/00	5- SINCE 01/01/99 UNTIL 12/31/99
4.01	Sources	171,863	47,933	43,817
4.01.01	From Operations	81,132	39,190	25,190
4.01.01.01	Profit / Loss of the Year	40,139	17,204	10,078
4.01.01.02	Values which do not represent change in Working Capital	40,993	21,986	15,112
4.01.01.02.01	Depreciation and Amortization	21,549	19,256	15,310
4.01.01.02.02	Cost of the Fixed Assets discarded / sold	18,553	4,364	3,207
4.01.0102.04	Amortization of Premium	0	0	0
4.01.01.02.05	Deferred Cost / Discarded Investments	70	0	307
4.01.01.02.06	Provision for Investments Losses	0	0	0
4.01.01.02.07	Exchange Rate Variation regarding Foreign Controlled Company	821	(1,634)	(3,712)
4.01.02	From Shareholders	10,154	(7,068)	(3,319)
4.01.02.01	Minority Participations	10,154	(7,068)	(3,319)
4.01.03	From Third Parties	80,577	15,811	21,946
4.01.03.01	Subvention for Investments	0	0	0
4.01.03.02	Reduction of the Long Term Assets	0	1,058	0
4.01.03.03	Increase of the Long Term Liabilities	75,090	14,753	21,946
4.01.03.04	Assignment of Treasury Shares	0	0	0
4.02	Investments	159,564	51,233	45,872
4.02.01	In Investments	0	9,142	1,472
4.02.02	In Fixed Assets	30,490	27,050	17,352
4.02.03	In the Deferred	24,625	3,238	5,511
4.02.05	Dividends Paid / Proposed	0	0	0
4.02.07	In the Long Term Assets	63,970	0	8,070
4.02.08	Acquisition of Own Shares	0	0	0
4.02.09	Complementary Dividends	0	0	0
4.02.10	Interest on Shareholders' Equity	20,484	7,511	3,889
4.02.11	Effect of balances	0	4,292	9,578
4.03	Increase / Decrease in the Working Capital	12,299	(3,300)	(2,055)
4.04	Variation in the Current Assets	172,370	82,421	77,480
4.04.01	Current Assets – Beginning of the Fiscal Year	438,531	356,110	278,630
4.04.02	Current Assets – End of the Fiscal Year	610,901	438,531	356,110
4.05	Variation in the Current Liabilities	160,071	85,721	79,535
4.05.01	Current Liabilities – Beginning of the Fiscal Year	294,563	208,842	129,307
4.05.02	Current Liabilities – End of the Fiscal Year	454,634	294,563	208,842

09.01 - Independent Auditors' Report - With No Remarks

To the
Managers and Shareholders of
Marcopolo S.A.

We analyzed the individual balance sheets and the consolidated balance sheet of Marcopolo S.A. and its subsidiaries as of December 31, 2001, and their respective statement of results of operations, of changes in net worth and of sources and investments of resources for the fiscal year ended on such date, prepared under the responsibility of its Management. Our responsibility is to present our opinion regarding these financial statements.

We conducted our examinations in accordance with the auditing standards generally applicable to Brazil and they included: (a) the planning of our work, considering the relevance of the balances, the volume of the transactions and the Company's accounting and internal control systems; (b) the finding, based on tests, of the evidences and records which support the amounts and accounting information disclosed; and (c) the assessment of the representative accounting practices and estimates adopted by the Company's management, as well as the overall presentation of the financial statements.

The information of Marcopolo Latinoamerica S.A., Laureano Gonzales S.A. and Laureano S.A., regarding the fiscal year ended in December 31, 2001, was checked by other independent auditors, whose reports were furnished to us and the result of our review, with respect to the amounts of investments and the results of those companies, is based solely on the reports of those independent auditors.

In our opinion, the financial statements referred above fairly represent, in all material aspects, the equity and financial position of individual and consolidated Marcopolo S.A. and its controlled companies, as of December 31, 2001, their results of operations, changes in net worth and the sources and investments of their resources for the fiscal year ended on such date, in accordance with the accounting practices of the Brazilian Corporate Law.

09.01 - Independent Auditors' Report - With No Remarks

We conducted our examinations with the purpose of having an opinion regarding the financial statements as a whole. The added value and cash flow statements, as of December 31, 2001 and 2000, represent complementary information and are presented to facilitate an additional analysis. These statements were submitted to the same auditing procedures applicable to the financial statements, and in our opinion, they fairly represent, in all material aspects, the financial statements taken as a whole.

As mentioned in Note 21-b, the Company reclassified its current assets to the long-term asset credits in US Dollars from clients located in Argentina. The realization of accounts receivable, net of provision for doubtful credits depend on the renegotiations that are in process between clients and governmental entities from Argentina and Brazil.

March 15, 2002.

KPMG Independent Auditors
CRC 2SP014428/0-6"S"RS

Wladimir Omiechuk
Accountant CRC-RS- 041241/0-2

MANAGEMENT'S REPORT

Dear Shareholders:

According to legal and statutory dispositions, we hereby submit to you the Management Report and Financial Statements of the Company and Consolidated, followed by the Independent Auditors' Report, referring to the fiscal year ended December 31, 2001.

1. Highlights and Initial Considerations

Please refer to the appended Annual Report 2001, page 5.

2. Performance of the Sector

Please refer to the appended Annual Report 2001, page 6.

3. Marcopolo's Performance

Please refer to the appended Annual Report 2001, page 6.

4. Consolidated Results

Please refer to the appended Annual Report 2001, page 8.

5. Cash Flow

Please refer to the appended Annual Report 2001, page 9.

6. Research, Development, New Products

Please refer to the appended Annual Report 2001, page 9.

7. Environment

Please refer to the appended Annual Report 2001, page 10.

8. Corporate Governance

Please refer to the appended Annual Report 2001, page 10.

9. Stock Market

Please refer to the appended Annual Report 2001, page 11.

10. Participation and Results of the Parent Companies

Please refer to the appended Annual Report 2001, page 12.

11. Investments and Immobilization

Please refer to the appended Annual Report 2001, page 15.

12. Human Resources

Please refer to the appended Annual Report 2001, page 16

13. Awards

Please refer to the appended Annual Report 2001, page 17.

14. The Segment and the Future

Please refer to the appended Annual Report 2001, page 18.

15. Forecasts for 2002

Please refer to the appended Annual Report 2001, page 18.

16. Acknowledgements

Please refer to the appended Annual Report 2001, page 19.

Caxias do Sul, March 15, 2002.

Management.

10.01 - MANAGEMENT'S REPORT

1. Operating Activities

Please refer to the appended Annual Report 2001 – Financial Statements, page 12.

2. Introduction to the Financial Statements

Please refer to the appended Annual Report 2001 – Financial Statements, page 12.

3. Consolidated Financial Statements

Please refer to the appended Annual Report 2001 – Financial Statements, page 13.

4. Financial investments

Please refer to the appended Annual Report 2001 – Financial Statements, page 14.

5. Receivables from Clients

Please refer to the appended Annual Report 2001 – Financial Statements, page 14.

6. Inventories

Please refer to the appended Annual Report 2001 – Financial Statements, page 15.

7. Investments

Please refer to the appended Annual Report 2001 – Financial Statements, page 15.

8. Fixed Assets

Please refer to the appended Annual Report 2001 – Financial Statements, page 15.

9. Deferred

Please refer to the appended Annual Report 2001 – Financial Statements, page 15.

10. Loans and Financing

Please refer to the appended Annual Report 2001 – Financial Statements, page 16.

11. Reserve for Contingencies

Please refer to the appended Annual Report 2001 – Financial Statements, page 16.

12. Pension Plan and retirement benefits for employees

Please refer to the appended Annual Report 2001 – Financial Statements, page 17.

13. Deferred Income Tax and Social Contribution

Please refer to the appended Annual Report 2001 – Financial Statements, page 18.

14. Share Capital (Parent Company)

Please refer to the appended Annual Report 2001 – Financial Statements, page 18.

15. Interest on Shareholders' Equity – Law No. 9,249/95

Please refer to the appended Annual Report 2001 – Financial Statements, page 19.

16. Financial Instruments

Please refer to the appended Annual Report 2001 – Financial Statements, page 19.

17. Insurance coverage

Please refer to the appended Annual Report 2001 – Financial Statements, page 20.

18. Guarantees and Securities

Please refer to the appended Annual Report 2001 – Financial Statements, page 20.

19. Participation of the employees in the profits and results

Please refer to the appended Annual Report 2001 – Financial Statements, page 20.

20. Devaluation of the Argentine Peso

Please refer to the appended Annual Report 2001 – Financial Statements, page 20.

12 13

[Free Translation]

Corporate Legislation

THE REGISTRATION WITH CVM DOES NOT IMPLY ANALYSIS OF THE COMPANY, AND ITS MANAGEMENT IS THE SOLE RESPONSIBLE FOR THE VERACITY OF THE INFORMATION PRESENTED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29
4 - NIRE		

01.02 - HEADQUARTERS

01 - COMPLETE ADDRESS			
AV. MARCOPOLO, 280			
2 - NEIGHBORHOOD OR DISTRICT	3 - ZIP CODE	4 - MUNICIPALITY	5 - STATE
Planalto	95086-200	Caxias do Sul	RS

6 - AREA CODE	7 - TEL. NO.	8 - TEL. NO.	9 - TEL. NO.	10 - TELEX
54	209-4000	209-4601	-	-
11 - AREA CODE	12 - FAX NO.	13 - FAX. NO.	14 - FAX. NO.	15 - EMAIL
54	209-4010	-	-	http: //www.marcopolo.com.br

01.03 - MARKET RELATIONS' OFFICER (BUSINESS MAILING ADDRESS)

1 - NAME		2 - COMPLETE ADDRESS	
CARLOS ZIGNANI		AV. MARCOPOLO, 280	
3 - NEIGHBORHOOD OR DISTRICT	4 - ZIP CODE	5 - MUNICIPALITY	6 - STATE
PLANALTO	95086-200	CAXIAS DO SUL	RS

7 - AREA CODE	8 - TEL. NO.	9 - TEL. NO.	10 - TEL. NO.	11 - TELEX
054	209-4115	-	-	
12 - AREA CODE	13 - FAX NO.	14 - FAX. NO.	15 - FAX. NO.	16 - EMAIL
054	209-4010	-	-	zignani@marcopolo.com.br

01.04 – REFERENCE / AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			LAST QUARTER		
1 - BEGINNING 01/01/2002	2 - END 12/31/2002	3 - NUMBER 1	4 - BEGINNING 01/01/2002	5 - END 03/31/2001	6 - NUMBER 4	7 - BEGINNING 10/01/2001	8 - END 12/31/2001

9. AUDITOR'S NAME	10. CVM CODE
KPMG Independent Auditors	00418-9
11. RESPONSIBLE TECHNICIAN'S NAME	12. RESPONSIBLE TECHNICIAN'S CPF
Wladimir Omiechuk	[illegible].570-87

02 JUL 30 AM 9:12

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

01.05 - CORPORATE CAPITAL

NUMBER OF SHARES (THOUSANDS)	1. CURRENT QUARTER 03/31/2002	2. PREVIOUS QUARTER 12/31/2001	3. SAME QUARTER OF PREVIOUS FISCAL YEAR 03/31/2001
PAID-IN CAPITAL			
1 - COMMON	38,491	38,491	38,491
2 - PREFERRED	43,583	43,583	43,583
3 - TOTAL	82,074	82,074	82,074
TREASURY SHARES			
4 - COMMON	0	0	0
5 - PREFERRED	0	0	0
6 - TOTAL	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - CORPORATE TYPE Commercial and Industrial Company and Others
2 - STATUS Operational
3 - NATURE OF SHAREHOLDING CONTROL Private and National
4 - ACTIVITY CODE 1120100 – Automotive Bodies
5 - MAIN ACTIVITY Manufacturing of Automotive Bodies
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF AUDITORS' REPORT Without Remarks

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - CORPORATE NAME

01.08 - DECIDED AND/OR PAID DIVIDENDS DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARES	7 - AMOUNT OF DIVIDENDS PER SHARE

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

01.09 - COMPOSITION OF THE SUBSCRIBED CORPORATE CAPITAL AND CHANGES IN THE CURRENT FISCAL YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - AMOUNT OF THE CORPORATE CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE CHANGE (IN THOUSANDS OF REAIS)	5 - ORIGIN OF THE CHANGE	7 - AMOUNT OF SHARES ISSUED (IN THOUSANDS)	8 - ISSUANCE PRICE OF THE SHARES (REAIS)

01.10 - MARKET RELATIONS' OFFICER

1 - DATE	2 - SIGNATURE
5/8/2002	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

02.01 - BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 – 03/31/2002	4 – 12/31/2001
1	Total assets	532,075	585,684
1.01	Current assets	320,749	368,246
1.01.01	Cash	1,161	4,572
1.01.02	Credits	157,719	196,996
1.01.02.01	Clients	234,107	226,754
1.01.02.02	Provision for credit risk	(5,394)	(4,758)
1.01.02.03	Exchange advances	(70,994)	(25,000)
1.01.03	Inventories	48,835	46,275
1.01.03.01	Finished products	12,963	11,559
1.01.03.02	Products in production	5,084	4,798
1.01.03.03	Raw and auxiliary materials	29,554	28,225
1.01.03.04	Merchandise	382	425
1.01.03.05	Advances to suppliers and others	852	1,268
1.01.04	Others	113,034	120,403
1.01.04.01	Financial applications	55,655	74,096
1.01.04.02	Debtors per contracts	20,967	17,133
1.01.04.03	Other accounts receivable	1,031	694
1.01.04.04	Taxes to be recovered	30,837	25,958
1.01.04.05	Advances to employees	2,852	702
1.01.04.06	Application of resources in expenses	1,692	1,820
1.02	Long term assets	92,111	71,077
1.02.01	Various credits	0	0
1.02.02	Credits with related companies	77,902	58,330
1.02.02.01	With affiliated companies	0	0
1.02.02.02	With controlled companies	77,902	58,330
1.02.02.03	With other related companies	0	0
1.02.03	Others	14,209	12,747
1.02.03.01	Deposit for resources	2,512	2,526
1.02.03.02	Taxes and deferred contributions	6,489	5,206
1.02.03.03	Receivables from clients	4,956	4,949
1.02.03.04	Other accounts receivable	252	66
1.03	Permanent assets	119,215	146,361
1.03.01	Investments	59,834	86,883
1.03.01.01	Interest in affiliated companies	0	0
1.03.01.02	Interest in controlled companies	58,903	85,953
1.03.01.03	Other investments	931	930
1.03.02	Fixed assets	59,149	59,221
1.03.02.01	Lands	6,858	6,858
1.03.02.02	Buildings	33,247	33,115
1.03.02.03	Machinery and equipment	53,484	51,613
1.03.02.04	Installations	27,586	27,314
1.03.02.05	Furniture and utensils	3,244	3,307
1.03.02.06	Vehicles	1,704	1,607

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

02.01 - BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 – 3/31/2002	3 – 12/31/2001
1.03.02.07	Equipments and data processing systems	11,776	11,596
1.03.02.08	Other fixed assets	1,495	1,462
1.03.02.09	Fixed assets in course	3,145	3,557
1.03.02.10	Accumulated depreciation	(83,390)	(81,208)
1.03.03	Deferred	232	257

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

02.02 - BALANCE SHEET - LIABILITIES (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 – 3/31/2002	4 – 12/31/2001
2	Total liabilities	532,075	585,684
2.01	Current liabilities	186,043	239,387
2.01.01	Loans and financing	51,057	125,499
2.01.02	Debentures	0	0
2.01.03	Suppliers	45,682	34,874
2.01.04	Taxes and contributions	6,965	8,405
2.01.05	Dividends due	0	0
2.01.06	Provisions	23,370	19,175
2.01.06.01	Corporate Income Tax	5,856	0
2.01.06.02	Social contribution	2,162	0
2.01.06.03	13th wage	2,083	0
2.01.06.04	Vacation	8,224	10,739
2.01.06.05	Labor and fiscal indemnifications	2,635	2,472
2.01.06.06	Gratifications	2,410	5,964
2.01.06.07	Commissions payable	0	0
2.01.07	Debts with related companies	2,074	639
2.01.08	Others	56,895	50,795
2.01.08.01	Salary and wages payable	3,056	3,741
2.01.08.02	Clients' advances	3,704	2,123
2.01.08.03	Commissioned representatives	9,721	10,038
2.01.08.04	Interest on shareholders' equity	18,396	18,396
2.01.08.05	Advance billing	1,432	2,581
2.01.08.06	Managers' profit-sharing	2,588	2,588
2.01.08.07	Other accounts payable	43	0
2.01.08.08	Billable services	16,185	9,558
2.01.08.09	Creditors per contract	1,770	1,770
2.02	Long term liabilities	142,820	129,110
2.02.01	Loans and financing	123,062	109,352
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.04	Debts with related companies	0	0
2.02.05	Others	19,758	19,758
2.02.05.01	Employee benefits	19,758	19,758
2.03	Results from future fiscal years	0	0
2.05	Net worth	203,212	217,187
2.05.01	Present corporate capital	130,000	130,000
2.05.02	Capital reserves	1,445	1,445
2.05.03	Reevaluation reserves	0	0
2.05.03.01	Owned assets	0	0
2.05.03.02	Controlled/Affiliated	0	0
2.05.04	Profits reserves	85,742	85,742
2.05.04.01	Legal	19.396	19.396

01.01 – IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

02.02 - BALANCE SHEET - LIABILITIES (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 – 3/31/2002	4 – 12/31/2001
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Of future profits	0	0
2.05.04.05	Profits retention	0	0
2.05.04.06	Special reserve for non-distributed dividends	0	0
2.05.04.07	Other profit reserves	66,346	66,346
2.05.04.07.01	Reserves for capital increases	43,131	43,131
2.05.04.07.02	For shares purchase	12,223	12,223
2.05.04.07.03	For dividends payment	10,992	10,992
2.05.05	Accumulated profits/losses	(13,975)	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 – CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

03.01 - RESULTS OF OPERATIONS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3- SINCE 01/01/2002 UNTIL 03/31/2002	4- SINCE 01/01/2002 UNTIL 03/31/2002	5- SINCE 01/01/2001 UNTIL 03/31/2001	6- SINCE 01/01/2001 UNTIL 03/31/2001
3.01	Gross revenue from sales and/or services	211,423	211,423	191,182	191,182
3.02	Deductions from the gross revenue	(22,096)	(22,096)	(20,947)	(20,947)
3.03	Net revenue from sales and/or services	189,327	189,327	170,235	170,235
3.04	Cost of goods sold and/or services rendered	(149,361)	(149,361)	(126,015)	(126,015)
3.05	Gross profit	39,966	39,966	44,220	44,220
3.06	Operating revenues/expenses	(45,246)	(45,246)	(18,840)	(18,840)
3.06.01	With sales	(9,842)	(9,842)	(9,458)	(9,458)
3.06.02	General and administrative	(6,352)	(6,352)	(4,952)	(4,952)
3.06.02.01	General and administrative expenses	(5,597)	(5,597)	(4,423)	(4,423)
3.06.02.02	Managements' fees	(755)	(755)	(529)	(529)
3.06.03	Financial	(1,173)	(1,173)	(1,252)	(1,252)
3.06.03.01	Financial revenues	10,281	10,281	7,507	7,507
3.06.03.02	Financial expenses	(11,454)	(11,454)	(8,759)	(8,759)
3.06.04	Other operating revenues	0	0	0	0
3.06.05	Other operating expenses	(829)	(829)	(1,111)	(1,111)
3.06.06	Equity Accounting	(27,050)	(27,050)	(2,067)	(2,067)
3.06.06.01	Exchange losses controlled in Argentina	(40,772)	(40,772)	(2,296)	(2,296)
3.06.06.02	Remaining results of controlled companies	(1,272)	(1,272)	229	229
3.06.06.03	Exchange control effect: investments Argentina	14,994	14,994	0	0
3.07	Operating profit	(5,280)	(5,280)	25,380	25,380
3.08	Non-operating profit	(63)	(63)	49	49
3.08.01	Revenues	21	21	67	67
3.08.02	Expenses	(84)	(84)	(18)	(18)
3.09	Profits before taxation/participations	(5,343)	(5,343)	25,429	25,429
3.10	Provisions for income tax and social contribution	(8,018)	(8,018)	(9,385)	(9,385)
3.11	Deferred income tax	1,486	1,486	1,162	1,162
3.12	Statutory participations and contributions	(2,100)	(2,100)	(2,407)	(2,407)
3.12.01	Participations	(2,100)	(2,100)	(2,407)	(2,407)

3.12.01.01	Managers and employees participations	(2,100)	(2,100)	(2,407)	(2,407)
3.12.02	Contributions	0	0	0	0
3.13	Reversion of interest on shareholders' equity	0	0	0	0
3.15	Loss/profits of the period	(13,975)	(13,975)	14,799	14,799
	Number of shares, ex-treasury (thousands)	82,074	82,074	82,074	82,074
	Profit per share			0.18031	0.18031
	Loss per share	(0.17027)	(0.17027)		

1. Operating Activities

The Company's purpose is to manufacture and commerce buses, automotive vehicles, automotive bodies, agricultural and industrial machinery, import and export, and it may participate in other companies.

2. Presentation of the Financial Statements

The financial statements were prepared in accordance with the accounting practices proceeding from corporate legislation and rules from the "CVM - Comissão de Valores Mobiliários".

Description of the Main Accounting Practices

a. *Financial Investments*

Recorded at cost, increased by income received up to the date of the balance sheet, which does not exceed the market value.

b. *Provision for Doubtful Credits*

Constituted in an amount considered sufficient to cover eventual losses in the realization of receivables.

c. *Inventories*

Evaluated at their average acquisition or production cost that does not exceed the market value.

d. *Investments*

The investments in controlled companies were evaluated by the equity accounting method. The premium incurred in the acquisition of investments will be amortized over the term of 5 years in accordance with their expected future profitability in a report prepared by independent evaluators. The others were evaluated on the adjusted cost deducting the provision for devaluation.

e. *Corporate Investments Abroad*

The criteria for verification of the results of the financial statements of companies abroad with Brazilian investments, whenever differing from the fundamental accounting principles used in Brazil (Brazilian GAAP), were duly adjusted, considering the relevance of the information. The conversion of the referred financial statements to the national currency was effected in accordance with the terms of the Deliberation CVM No. 28/86.

f. *Fixed Assets*

Registered at acquisition cost, formation or construction. Depreciation is calculated by the linear method at rates which consider the useful life of the assets.

g. *Deferred*

Refers predominantly to expenses with development and implantation of operating units in new markets abroad, which are being amortized over the expected terms of future benefits by the linear method.

h. *Rights and Obligations*

Updated at the exchange rate and financial charges, in the terms of the effective contracts, so that they reflect the amounts incurred up to the balance sheet date.

i. *Income Tax and Social Contribution*

Income tax – Calculated at the rate of 15% on taxable income, increased by 10%.

Social contribution – Calculated at the rate of 9% on adjusted book profit

The deferred income tax and social contribution are presented in the current assets, receivables and long term, in accordance with Explanatory Note No. 10.

j. *Inflationary effects*

Accounts of permanent fixed assets and of net worth were monetarily updated to December 31, 1995, when under Law No. 9,249/95, monetary correction of the balance sheet was revoked from Brazilian corporate law.

3. Consolidated Financial Statements

The consolidated financial statements include the financial statements of Marcopolo S.A. and its controlled companies, as follows:

CONSOLIDATED COMPANIES

Name of Controlled Companies	Participation (%) Direct	Indirect
Marcopolo Distribuidora de Peças Ltda.	99.99	0.01
Marcopolo Trading S.A.	99.99	0.01
MVC - Componentes Plásticos Ltda.	99.99	0.01
Marcopolo International Corporation (1)	100.00	-
Ilmot International Corporation S.A. (1)	-	100.00
Marcopolo Indústria de Carrocerias S.A. (1)	-	100.00
Polo Serviços em Plásticos Ltda.	99.00	1.00
Marcopolo Latinoamérica S.A. (1)	98.83	1.17
Ciferal Indústria de Onibus Ltda. (2)	99.99	0.01
Polomex S.A. de C.V. (1)	3.61	70.39
Laureano S.A. (1)	-	100.00
Superpolo S.A. (1) (2)	-	50.00

(1) Controlled company abroad
(2) Proportionate consolidation.

Description of the main procedures adopted for Consolidation

a. The balances of assets and liabilities accounts between companies whose financial statements are consolidated have been duly eliminated;

b. The interest in equity, reserves and accumulated profits of controlled companies have been duly eliminated;

c. The balances of revenue and expense accounts, as well as not realized profits, arising from inter-company transactions have been duly eliminated; and

d. The participation of the minority shareholders of the controlled companies are detached in the consolidated financial statements.

Consolidated result of the fiscal year and net assets, as follows:

	Results Fiscal Year		Net Assets	
	3/31/02	12/31/01	3/31/02	12/31/01
Controlling company	13,975	41,938	203,212	217,187
Realization of profit arising from controlled companies in transaction with controlled companies, net of income tax and social contributions	4,916	3,117	-	-
Elimination of profits received by the controlling company in transactions with controlled companies, net of income tax and social contributions	(7,258)	(4,916)	(7,258)	(4,916)
Consolidated	(16,317)	40,139	195,954	212,271

4. Financial investments

	Controlling Company		Consolidated	
	3/31/02	12/31/01	3/31/02	12/31/01
National Currency				
Bank Deposit Certificates (*)	55,655	72,839	68,083	81,373
Foreign Currency:				
Fixed Rate	-	-	16,749	15,757
Others	-	1,257	-	1,257
	55,655	74,096	84,832	98,387

(*) Yield linked to at least 99% of the variation of the CDI (Interbank Deposit Certificate).

04.01 - EXPLANATORY NOTES

5. Receivables from clients

	Controlling Company		Consolidated	
	3/31/02	12/31/01	3/31/02	12/31/01
Current:				
- domestic market	99,884	105,640	120,622	148,369
- abroad	134,223	121,113	188,305	237,924
Minus:				
- discounted securities	(70,994)	(25,000)	(80,136)	(31,586)
- provision for doubtful credits	(5,394)	(4,757)	(13,597)	(17,015)
Long-term realization:				
- abroad	4,956	4,949	49,605	49,493
Minus:				
- provision for doubtful credits	-	-	(3,141)	(3,137)
	4,956	4,949	46,464	46,356
	162,675	201,945	244,321	384,048

6. Inventory

	Controlling Company		Consolidated	
	3/31/02	12/31/01	3/31/02	12/31/01
Finished products	12,963	11,559	19,948	18,080
Products in production	5,084	4,798	12,858	11,285
Raw and auxiliary materials	29,554	28,225	58,799	47,087
Merchandise	382	425	6,662	8,915
Cash advances to suppliers and others	852	1,268	1,659	2,619
	48,835	46,275	99,926	87,987

7. Investments

	Controlling Company		Consolidated	
	3/31/02	12/31/01	3/31/02	12/31/01
In Controlled Companies	58,903	85,953	-	-
Premium to be amortized	-	-	-	-
Other Investments	931	930	1,108	1,321
	59,834	86,883	1,108	1,321

The investments in controlled companies are stated below.

INVESTMENTS IN CONTROLLED COMPANIES

	Marcopolo Distrib. de Peças Ltda	Marcopolo Trading S.A.	Marcopolo Latinoamérica S.A. (1)	MVC Componentes Plásticos Ltda.	Ciferal Ind. Carrocerias Ltda.	Polo Servicos em Plasticos Ltda.	Polomex S. A. de C.V. (1)	Marcopolo Int'l Corp (1)	Total 3/31/2002	Total 12/31/2001
Investments Information										
Corporate capital	4,000	1,000	1,222	22,000	79,000	500	21,563	34,958		
Adjusted net worth	3,615	4,559	(46,833)	23,563	60,234	635	19,864	12,399		
Quotes or shares owned	1	3,450,103	2,878	1	499,953	1	3,011,659	50,000		
Participation (%)	99,99	99,99	99,99	99,99	99,99	99,00	3,61	100,00		
Net profit(loss) of the Fiscal Year	133	(331)	(28,487)	455	(486)	47	(1,014)	(10,690)		
Activities in the Investments										
Initial balances:										
By the equity value	3,482	4,889	(30,623)	23.107	60,719	583	738	23,058	85,953	69,211
Previous years' adjustments – pension fund										
Additions										
Dividends/profits received										
Capital Decrease										
Exchange rate losses of controlling companies – Argentine			(27,835)					(12,937)	(40,772)	
Result of Equity accounting	133	(331)	(652)	455	(486)	45	(21)	(416)	(1,272)	(26,702)
Equity accounting – exchange rate effect Argentina			12,277					2,717	14,994	
Final balances:										
By the equity value	3,615	4,558	(45,833)	23,562	60,233	629	717	12,422	58,903	85,953

(1) Controlled Company abroad.

8. Permanent assets:

	Average rate of depreciation p.a. (%)	Controlling Company 3/31/02	Controlling Company 12/31/01	Consolidated 3/31/02	Consolidated 12/31/01
Edifications	4	33,247	33,115	63,703	60,666
Machinery and equipment	10	53,484	51,613	93,698	86,281
Installations	10	27,586	27,314	34,607	34,508
Furniture and utensils	10	3,244	3,307	4,875	5,238
Vehicles	20	1,704	1,607	2,779	2,591
Computer equipment	20	11,776	11,596	13,013	12,858
Other	10, 20	1,495	1,462	4,569	3,320
Accumulated depreciation		(83,390)	(81,208)	(104,986)	(101,080)
lands		6,858	6,858	14,483	13,611
Ongoing works		2,877	2,275	3,829	4,856
Advances to suppliers		268	1,282	268	1,282
		59,149	59,221	130,838	124,131

9. Deferred

	Average rate of depreciation p.a. (%)	Controlling Company		Consolidated	
		3/31/02	12/31/01	3/31/02	12/31/01
Development and implementation of units	20	537	463	12,083	14.191
Premium to be amortized	20	-	-	24,172	24,172
Accumulated amortization		(305)	(206)	(9,528)	(7,966)
		232	257	26,727	30,397

The premium paid in the acquisition of shares of the controlled company Ciferal Indústria de Ônibus Ltda. is being amortized over five years, based on the estimate of future profitability of such company.

10. Related Parties

The balances and transactions with related parties are stated below.

	Marcopolo Distrib. de Peças Ltda.	Marcopolo Trading S.A.	MVC-Comp .Plást. Ltda.	Ilmot Int. Corp. S.A.	Marcopolo Ind. de Carroçarias S.A.	Superpolo SA	Marcopolo South Africa (Pty) Ltda.	Polo Serv. Em Plástico Ltda.	Marcopolo Intern. Corp.	Polomex S.A. de C.V.	Ciferal Com. Ind. e Particip. S.A.	Marco-polo Latino-américa S.A.	Total 3/31/2002	Total 12/31/2001
Assets (liabilities) balance by														
- Loan and cash account	(1,820)	11,763	(239)	(10)	-	-	-	22	24,996	-	1,382	39,733	75,827	57,691
- Accounts receivable by sales	-	18,749	1	21,571	84	-	-	-	33,134	2,806	3,397	20,684	100,426	88,530
- Accounts payables by purchases	-	-	363	-	-	-	-	957	-	-	-	-	1,320	3,214
- Purchase of products and services	337	1	2,851	-	-	-	-	2,889	-	-	1,907	0	7,985	36,018
- Sale of products and services	1	1	8	17,705	14	0	1,317	-	10,386	478	3,983	22,560	56,453	243,018
- Financial expenses	44	1	2	-	-	-	-	15	-	-	-	-	62	709
- Financial revenues	7	48	-	-	-	1	-	-	345	-	20	455	876	3,398

Remarks:

- Balances in cash accounts are subject to adjustment for inflation by the variation of the CDI.
- The transactions for sale, purchase of products and/or services are made with conditions of price and terms equivalent to the conditions of price and terms of transactions made with non-related third parties.

11. Loans and Financing

	Controlling Company		Consolidated	
	3/31/02	12/31/01	3/31/02	12/31/01
National currency:				
Fixed assets:				
FINAME	2,353	2,618	6,963	5,545
Working capital	-	81	0	3,085
Advances on exchange contracts	46,749	85,049	48,329	87,400
Foreign currency:				
Working capital	6,272	9,462	122,754	136,200
Export financing				
Advances on exchange contracts	118,745	137,641	118,745	137,641
	174,119	234,851	296,791	369,871
Portion to be amortized in the short term classified as current liability	51,047	125,499	121,698	230,110
Long term	123,062	109,352	175,093	139,761

The financings in national currency are redeemable until December 2006 and the ones in foreign currency until May 2006. The following obligations are applicable to them:

a. In national currency, they are subject to interest of up to 3.80% per annum, plus the restatement (adjustment for inflation) calculated in accordance with the variation of the URTJ, TJLP and UMBNDS;

b. Working capital, in foreign currency, are subject to interest which ranges from 3.80% to 10.5% per annum;

c. Advances of exchange contract are subject to interest which ranges from 5% to 8% per annum and exchange updating based on the variation of the US dollar; and

d. Export financings are subject to interest of 4.5% per annum plus the variation of LIBOR.

"Aval" and chattel mortgage of the financed properties have been offered in order to guarantee the loans and financing.

12. Reserve for Contingencies

The company has been judicially discussing the legality of some tax and labor claimings. The estimate loss was reserved according to the opinion of its legal counselors. The updated reserves were recorded against the "other operational expenses" account.

13. Deferred Income Tax and Social Contribution

The deferred income tax and social contribution are registered to reflect the future tax effects attributable to temporary differences between the tax basis of assets and liabilities and their respective book value. The book value of the deferred tax asset is being reviewed annually, and there have been no adjustments as a result of these reviews.

The deferred income tax and social contribution have the following source:

	Controlling Company		**Consolidated**	
	03/31/02	**12/31/01**	**03/31/02**	**12/31/01**
Long term realization				
Provision for technical assistant	1,552	1,527	1,552	1,527
Provision of commissions	1,166	813	1,380	1,027
Other provisions	416	164	462	164
Provision for doubtful credits	796	233	834	233
Provision statutory interests	896	840	1,278	956
Provision for contingencies	670	670	670	670
Fiscal loss for income tax	993	959	2,135	2,413
- negative basis for social contribution	-	-	15,710	15,710
	6,489	5,206	24,021	22,700

The conciliation of the expense calculated by the application of the combined tax rates and the expense of income tax and social contribution debited in the income is demonstrated as follows:

	Controlling Company		**Consolidated**	
	03/31/02	**12/31/01**	**03/31/02**	**12/31/01**
Account profit before income tax and social contribution	(5,343)	76,544	(8,111)	64,645
Combined tax rate	34%	34%	34%	34%
Income tax and social contribution:				
By the combined tax rate	(1,817)	26,025	(2,758)	21,979
Permanent additions:				
Non-deductible expenses	8,349	5,185	8,478	12,846
Permanent exclusions:				
Revenues tax free				
Income tax and social contribution of the fiscal year				

Effective tax rate

00845-1 MARCOPOLO SA 88.611.835/0001-29

04.01 - EXPLANATORY NOTES

14. Corporate Capital (Controlling Company)

The authorized corporate capital is of 2,000,000,000 shares, being 800,000,000 common shares and 1,200,000,000 preferred shares, all of them being book-entry shares with no face value. On March 31, 2002 and 2001, the corporate capital subscribed and paid-in was represented by 82,073,858 book-entry shares, being 38,490,512 common shares and 43,583,346 preferred shares, without face value. The preferred shares do not have voting rights, but have priority in the distribution of dividends, which are at least 10% (ten per cent) higher than those attributed to the common shares, in accordance with paragraph I of Article 17 of the Law No. 6,404/76, with the new redaction given by the Law No. 9,457/97. The By-laws determine the distribution of a minimum dividend of 25% of the net profit for the period, adjusted according to Art. 34 and Art. 202 of Law No. 6,404/76 and the formation of a reserve for future capital increase, payment of intermediate dividends and for the purchase of shares with the objective of assuring adequate operating conditions and to assure the continuity of the annual distribution of dividends.

15. Financial Instruments

According to the Instruction CVM No. 235/95, the account balances of the financial instruments included in the balance sheet in December 31, 2001 are the following:

Description	Controlling Company		Controlled	
	Book-entry balance	Market value	Book-entry balance	Market value
Available	1,161	1,161	12,919	12,919
Financial Investments	55,655	55,655	84,832	84,832
Recoverable taxes	30,837	30,837	43,995	43,995
Loans to be received	77,902	77,902	-	-
Investments:				
Without quotation in any stock exchange	931	931	1,108	1,108
Evaluated by the MEP	58,903	58,903	-	-
Loans and Financings				
In national currency	49,102	49,102	55,292	55,292
In foreign currency	125,017	125,110	241,499	241,592
Recoverable taxes - deferred	6,489	6,489	24,021	24,021

a. Available and Financial Investments

The balances in checking accounts and financial investments with financial institutions have their market value identical to the accounting balances.

b. Loans to be received/paid

The market values are identical to the accounting balances once there are no similar instruments and they are transacted with controlled companies.

c. Recoverable taxes/deferred

The market values are identical to the accounting balances considering that the recoverable taxes correspond to short-term advances and the deferred taxes refer to, essentially, to credits for future compensation resulting from non-deductible interim provisions and fiscal losses of controlled companies.

d. Investments

The market values for the investments are identical to the accounting balances once there are no market quotations.

e. Loans and financings

The market values of the financings have been calculated based on their present value and utilizing tax rates applicable to instruments of similar type, term and risk, or based on the market quotations of these instruments.

The market value for the financing with BNDES/FINAME are identical to the accounting balances once there are no similar instruments with comparable maturities and interest rates.

f. Derivatives

Marcopolo S.A. has the policy of eliminating market risks, avoiding assuming positions exposed to fluctuations of market values and operating only through instruments that allow risk controls. Most of the derivatives contracts are made through swap transactions, involving pre fixed rates and are registered with BM&F. The future dollar contracts are used, mainly, as instruments to "hedge" advances on exchange rate contracts and clients abroad. The Company does not expect to realize any loss in these transactions.

g. Limitations

The market values have been estimated on a specific moment based on "relevant market information". Changes in the foregoing can affect the estimates presented.

16. Insurance Coverage

On March 31, 2002, the Company had insurance coverage against fire and diverse risks to protect fixed assets and inventories for values considered enough to cover possible losses.

17. Endorsements, Bonds and Guarantees

The Company had, on March 31, 2002, endorsements and/or bonds granted to banks in financial transactions for clients in the amount of R$ 57,167 (R$ 43,765 in December 2001), which have as a balancing item the guarantee of the assets so financed.

18. Employees' Participation in Revenues and Results

During the fiscal year 2002, in accordance with the Law No. 10.101 of December 19, 2000, the management opted for reserving the employees' participation in revenues and results.

The employees' participation was calculated in accordance with the "Programa de Metas-Eficácia Marcopolo-EFIMAR", dated April 1, 2002 and confirmed by the union of the category

19. Depreciation of the Argentinean Peso

a) The financial statements of the controlled companies located in Argentina, used for application of the equity accounting method and consolidation (Notes 3 and 7) have been adjusted for the "peso" effect and depreciation of the US Dollar. Consequently, a loss of R$ 25,778 was recorded in the first quarter of 2002, being R$ 40,772 originated from exchange rate losses recorded by the controlling companies and R$ 14,994 related to gains (exchange effect x Dollar) in the investments that the Company has in such controlling companies. These losses are based on a devaluation of 67.65% (quotation of 1.70 to 2.85) of the Argentinean Peso in relation to the US Dollar and the Real.

b) Receivables from clients located in Argentina

	Controlled companies in Argentina	Controlling and controlled companies outside of Argentina
Accounts receivable short-term	20,698	-
Accounts receivable long-term	6,169	37,827
Provision for doubtful credits	(7,002)	(3,141)
	19,865	34,686

04.01 - EXPLANATORY NOTES

The provision for doubtful credits represents the best estimate of Management related to the realization of accounts receivables from clients and controlled companies located in Argentinean territory. The Company is in the process of renegotiating these credits with clients and is discussing them with Brazilian and Argentinean governments for the losses experienced in the conversion of Peso into Real after the depreciation of the Peso against the Dollar. These negotiations are expected to be done by the end of the first semester of 2002, and as it was not possible to determine the maturity of those credits in Dollars, Management decided to reclassify them to the long-term fixed assets.

c) Marcopolo's management is implementing a restructuring plan of the controlled companies in Argentina with the objective of maintaining the operational continuity of the investments. This action plan includes:

- Resources capitalization;
- Operational restructuring to reduce costs;
- Corporate reorganization.

05.01 – QUARTER PERFORMANCE REPORT OF THE COMPANY

INITIAL CONSIDERATIONS

The first quarter presented a positive result except for the effects of the Argentinean crisis. Even so, with the positive perspectives in the foreseeable domestic and international markets, we can confirm the expectations of reaching a consolidated net income of R$1.1 billion in fiscal 2002.

PERFORMANCE OF THE SECTOR

The Brazilian production of buses in the first quarter reached approximately 5,230 units. This number includes the production of the companies Induscar/Caio and Neobus, not associated with FABUS, which, because of the volume production have a significant position and are now included in the market statistics. For this reason the production charts supplied by FABUS are no longer presented.

MARCOPOLO'S PERFORMANCE

Production

Despite the Argentine crisis and the decrease of productivity in Mexico due to collective vacation in January 2002, the production of Marcopolo/Ciferal (including the minibus Volare) reached the same levels of the same period in the previous year, 2,983 units against 2,994 in 2001. It is important to note that in the first quarter of 2002 the Company changed its product mix increasing the production of minibuses due to an increasing demand. Even taking into consideration the production of the companies not associated to Fabus, the market participation of Marcopolo was 57%, practically what it was in the previous year.

MARCOPOLO'S AUTOMOTIVE BODIES PRODUCTION – Consolidated Data (Units)
1st Quarter

Models	2002	2001	2000	1999	1998
Intercity buses	616	688	621	259	647
Urban buses	1,108	1,414	906	704	887
Micro-buses	175	358	247	170	251
Mini buses	1,084	534	526	255	-
TOTAL (1)	**2,983**	**2,994**	**2,300**	**1,388**	**1,785**

Notes:
(1) Consolidated production of Marcopolo including the mini bus Volare.

FINANCIAL/ECONOMICAL PERFORMANCE

Controlling Company

In the first quarter of 2002 the net revenues reached R$ 189.3 million, an increase of 11.2% in relation to the same period in the previous year. in 2001. The gross margin was lower than that of the previous year due to income of exports being lower, and because of the increasing sales of Volare, which uses a chassis that only has a nominal contribution. Administrative expenses absorbed 9.6% of the net revenues, against 9.9% in the same period of the previous year. The consolidated results are detailed in the next item.

Consolidated Results

In the first quarter of 2002, the consolidated net revenues reached R$ 224.6 million, which represents an increase of 2% in comparison with 2001. The performance in the quarter was affected by the reduction of exports of the controlled company due to collective vacations in January 2002 in Polomex – Mexico, and stoppage of business in Argentina. The controlled companies contributed with R$ 35.2 million against R$ 49.9 million in the same period of the previous year. As a result, the net profits decreased from R$ 60.3 to R$ 48.1 million in the current one or 21.4% and 27.% of the net revenues. If the Argentinean crisis had not taken place, there would have been a net positive result of R$ 12.9 million. However, the profit of the quarter was negatively affected by the depreciation of the Peso from 1.70 in December 2001 to 2.85 per US Dollar in March 2002. This fact caused financial expenses resulting from the exchange rate variation in the amount of R$ 40.8 million, partially compensated by the exchange valorization of R$15 million over investments in that country. The net negative effect in the amount of R$25.8 million was reflected in the consolidated results, generating R$16.3 million of losses. Consolidated results with and without the effects of the Argentinean crisis are shown in the following chart :

Results' Accounts	Without Argentina	With Argentina	Better (Worse)
Net revenues	223.9	224.6	0.7
Net profit	48.9	48.1	(0.7)
Operational expenses	(26.5)	(28.1)	(1.6)
Net finance result:			
Financial expenses	(1.7)	(2.8)	(1.1)
Effect of currency depreciation	-0-	(40.8)	(40.8)
Effect of depreciation of investments	-0-	15.0	15.0
Operational Results	20.6	(8.6)	(29.2)
Net Results	12.9	(16.3)	(29.2)
EBITDA	27.9	26.2	(1.7)
EBITDA/ Net revenues	12.5%	11.7%	(0.8 pp)

To balance the debt problems of Marcopolo Latino Amêrica SA (Argentina), the Board of Directors approved the capitalization of credits of the controlling company in the amount of R$ 46.8 million to be effected during the second quarter of 2002.

INVESTMENTS

Permanent.

In the first quarter of 2002 the consolidated investments effected in fixed assets of the several companies reached approximately R$ 8.6 million applied in the acquisition of machinery, equipment.

Consolidated Cash Flow Statements

	January through March	
	2002	**2001**
Net income (loss) for the period	(16,317)	11,791
Non cash expenses:		
- Depreciation, amortization and write-offs of fixed assets	5,649	5,597
- Other non cash revenue (expenses)		
- Minorities' interest	-	10,329
- Cost of written-off assets	87	11,650
- Reserve for bad debts	(3,418)	6,649
Gross generation of cash	(13,999)	46,016
Interest on Shareholders' Equity	-	(6,844)
Variations in working capital	21,483	(43,702)
Net cash provided by operations	7,484	(4,530)
Investments, divestment activities		
- Proceeds from capital increases	-	5,011

- Investments in fixed assets	(8,560)	(13,347)
- Acquisition of fixed Purchase of common stock in subsidiary company	-	(23,116)
Financing Activities:		
- Intercompany loans	-	1,479
- Increase (decrease) in bank loans	(24,531)	116,314
Net change in cash balance	(25,607)	81,811
Cash balance at the beginning of the period	123,397	88,802
Cash balance at the end of the period	97,790	170,613

Prizes

During the first quarter Marcopolo was included in the "200 Largest Exporters in the South" by the magazine *Expressão*, by the *Instituto Brasileiro de Desenvolvimento da Cidadania* with the homage "Cidadania Brasil de Exportação/Câmara de Comércio Árabe-Brasileira"; "Prize ADVB of Export" e, for attending the requirements OHSAS 1999, it was conferred to the Company by Det Norske Veritas the "Certificate of System Management of Safety and Occupational Health".

Perspectives

The strategy of market diversification is contributing to the reaching of sales goals. Despite the Argentinean crisis due to the portfolio of requests and ongoing businesses in Brazil and abroad, we confirm the prediction of net revenues in the amount of R$ 1.1 billion for the current fiscal year. For the international market, we predict to export products totaling US$ 180 million, an increase of 11% in relation to 2001.

Caxias do Sul, May 8, 2002.

Management

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3. 3/31/2002	4. 12/31/2001
1	Total assets	725,032	842,476
1.01	Current assets	490,878	610,901
1.01.01	Cash	12,919	24,970
1.01.02	Credits	215,194	337,692
1.01.02.01	Clients	308,927	386,293
1.01.02.02	Provision for credits with risk	(13,597)	(17,015)
1.01.02.03	Exchange advances	(80,136)	(31,586)
1.01.03	Inventories	99,926	87,987
1.01.03.01	Finished products	19,948	18,080
1.01.03.02	Products in production	12,858	11,285
1.01.03.03	Raw and auxiliary materials	58,799	47,087
1.01.03.04	Merchandise	6,662	8,916
1.01.03.05	Cash advances to suppliers and others	1,659	2,619
1.01.04	Others	162,839	160,252
1.01.04.01	Financial Investments	84,832	98,387
1.01.04.02	Other accounts receivable	1,528	2,173
1.01.04.03	Taxes to be recovered	43,995	39,071
1.01.04.04	Debtors for contract	26,951	17,581
1.01.04.05	Cash Advances to employees	3,194	854
1.01.04.06	Application of resources in expenses	2,339	2,186
1.02	Long term assets	75,481	75,726
1.02.01	Various credits	0	0
1.02.02	Credits with related companies	0	0
1.02.02.01	With affiliated companies	0	0
1.02.02.02	With controlled companies	0	0
1.02.02.03	With other related companies	0	0
1.02.03	Others	75,481	75,726
1.02.03.01	Taxes and deferred contributions	24,021	22,700
1.02.03.02	Judicial Deposits	2,984	3,114
1.02.03.03	Receivables	46,464	46,356
1.02.03.04	Other accounts receivable	2,012	3,556
1.02.03.05	Real Estates for resale		
1.03	Permanent assets	158,673	155,849
1.03.01	Investments	1,108	1,321
1.03.01.01	Interest in affiliated companies	0	0
1.03.01.02	Interest in controlled companies	0	0
1.03.01.03	Other investments	1,108	1,321
1.03.01.03.02	Others	1,108	1,321
1.03.02	Fixed assets	130,838	124,131
1.03.02.01	Lands	14,483	13,611

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3. 3/31/2002	4. 12/31/2001
1.03.02.02	Buildings	62,920	60,666
1.03.02.03	Machinery and equipment	90,946	86,281
1.03.02.04	Installations	36,472	34,508
1.03.02.05	Furniture and utensils	4,859	5,238
1.03.02.06	Vehicles	2,782	2,591
1.03.02.07	Equipments and data processing systems	13,208	12,858
1.03.02.08	Other fixed assets	4,301	3,320
1.03.02.09	Fixed assets in course	4,097	4,856
1.03.02.10	Advances to suppliers	268	1,282
1.03.02.11	Accumulated depreciation	(103,498)	(101,080)
1.03.03	Deferred	26,727	30,397

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3. 3/31/2002	4. 12/31/2001
2	Total liabilities	752,032	842,476
2.01	Current liabilities	315,187	454,634
2.01.01	Loans and financing	121,698	230,110
2.01.02	Debentures	0	0
2.01.03	Suppliers	72,208	108,490
2.01.04	Taxes and contributions	10,043	13,354
2.01.05	Dividends due	0	0
2.01.06	Provisions	26,624	22,494
2.01.06.01	Corporate income tax	5,918	0
2.01.06.02	Social contributions	2,196	0
2.01.06.03	13th wage	2,677	0
2.01.06.04	Vacations	10,575	13,513
2.01.06.05	Fiscal and labor contingencies	2,534	2,707
2.01.06.06	Gratifications	2,724	6,274
2.01.06.07	Commissions payable	0	0
2.01.07	Debts with related companies	0	0
2.01.08	Others	84,614	80,186
2.01.08.01	Salary and Wages payable	4,502	4,842
2.01.08.02	Clients' cash advances	8,191	7,474
2.01.08.03	Commissioned representatives	19,914	16,238
2.01.08.04	Advance billing	1,686	2,757
2.01.08.05	Interest on shareholders' equity	18,396	18,396
2.01.08.06	Managers' profit-sharing	3,150	3,184
2.01.08.07	Other accounts payable	3,215	5,890
2.01.08.08	Receivable services	16,593	10,157
2.01.08.09	Creditors for contract	8,967	11,248
2.02	Long term liabilities	208,726	170,259
2.02.01	Loans and financing	175,093	139,761
2.02.02	Debentures	0	0
2.02.03	Provisions	11,054	10,376
2.02.03.01	Reserve for contingencies	7,219	6,962
2.02.03.02	Taxes and social contributions	3,835	3,414
2.02.04	Debts with related companies	0	0
2.02.05	Others	22,579	20,122
2.02.05.01	Bills payable	0	0
2.02.05.02	Other bills payable	2,552	127
2.02.05.03	Suppliers	0	0
2.02.05.04	Employee benefits	20,027	19,995
2.03	Results from future fiscal years	0	0
2.04	Minority interests	5,165	5,312
2.05	Net Assets	195,954	212,271
2.05.01	Present corporate capital	130,000	130,000

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3. 3/31/2002	4. 12/31/2001
2.05.02	Capital reserves	1,445	1,445
2.05.03	Reevaluation reserves	0	0
2.05.03.01	Owned assets	0	0
2.05.03.02	Controlled/Affiliated	0	0
2.05.04	Profits reserves	80,826	81,166
2.05.04.01	Legal	19,396	19,396
2.05.04.02	Statutory	61,430	61,770
2.05.04.03	Contingency	0	0
2.05.04.04	Future profits	0	0
2.05.04.05	Profits retention	0	0
2.05.04.06	Special reserve for non-distributed dividends	0	0
2.05.04.07	Other profit reserves	0	0
2.05.05	Accumulated losses / profits	(16,317)	(340)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 – CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

07.01 - CONSOLIDATED RESULTS OF OPERATIONS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3- SINCE 01/01/2002 UNTIL 03/31/2002	4- SINCE 01/01/2002 UNTIL 03/31/2002	5- SINCE 01/01/2002 UNTIL 03/31/2002	6- SINCE 01/01/2002 UNTIL 03/31/2002
3.01	Gross revenue from sales and/or services	251,598	251,598	250,800	250,800
3.02	Deductions of the gross revenues	(27,017)	(27,017)	(30,632)	(30,632)
3.03	Net revenue from sales and/or services	224,581	224,581	220,168	220,168
3.04	Cost of goods sold and/or services rendered	(176,519)	(176,519)	(159,887)	(159,887)
3.05	Gross profit	48,062	48,062	60,281	60,281
3.06	Operating revenues/expenses	(56,671)	(56,671)	(40,284)	(40,284)
3.06.01	With sales	(14,665)	(14,665)	(25,111)	(25,111)
3.06.02	General and administrative	(11,124)	(11,124)	(10,602)	(10,602)
3.06.02.01	Administrations expenses	(10,152)	(10,152)	(9,832)	(9,832)
3.06.02.02	Managers' remunerations	(972)	(972)	(770)	(770)
3.06.03	Financial	(43,622)	(43,622)	(10,471)	(10,471)
3.06.03.01	Financial revenues	15,909	15,909	14,160	14,160
3.06.03.02	Financial expenses	(59,531)	(59,531)	(24,631)	(24,631)
3.06.04	Other operating revenues	14,994	14,994	5,671	5,671
3.06.05	Other operating expenses	(2,254)	(2,254)	0	0
3.06.06	Equity pick-up	0	0	229	229
3.07	Operating profit	(8,609)	(8,609)	19,997	19,997
3.08	Non-operating profit	(30)	(30)	6,099	6,099
3.08.01	Revenues	175	175	27,178	27,178
3.08.02	Expenses	(205)	(205)	(21,079)	(21,079)
3.09	Profits before taxation/participations	(8,639)	(8,639)	26,096	26,096
3.10	Provisions for income tax and social contribution	(6,905)	(6,905)	(12,096)	(12,096)
3.11	Deferred income tax	1,185	1,185	1,257	1,257
3.12	Statutory participations and contributions	(2,222)	(2,222)	(2,511)	(2,511)
3.12.01	Participations	(2,222)	(2,222)	(2,511)	(2,511)
3.12.01.01	Managers and employees	(2,222)	(2,222)	(2,511)	(2,511)
3.12.02	Contributions	0	0	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 – CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

07.01 - CONSOLIDATED RESULTS OF OPERATIONS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3- SINCE 01/01/2002 UNTIL 03/31/2002	4- SINCE 01/01/2002 UNTIL 03/31/2002	5- SINCE 01/01/2002 UNTIL 03/31/2002	6- SINCE 01/01/2002 UNTIL 03/31/2002
3.13	Reversion of interest on shareholders' equity	0	0	0	0
3.14	Minority participations	108	(1,105)	1,270	5,301
3.15	Losses/profits of the period	18,332	42,350	1,752	9,749
	Number of shares, ex-treasury (thousands)	82,074	82,074	82,074	82,074
	Profit per share	0.22336	0.51600	0.02135	0.11878
	Loss per share				

00845-1 MARCOPOLO SA 88.611.835/0001-29

08.01 – QUARTER PERFORMANCE CONSOLIDATED REPORT OF THE COMPANY

The consolidated report is in table 05.01 – Quarter Performance Report of the Company.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 – CNPJ
00845-1	MARCOPOLO S.A.	88.611.835/0001-29

11.01 - REQUESTS/CONTRACTS EXECUTED

Company	(In thousands of Reais)
1 - Balance of the Requests/Contracts Executed at the End of the Present Quarter	204,503
2 - Balance of the Requests/Contracts Executed at the End of the Same Quarter of the Last Fiscal Year	170,705

Consolidated	(In thousands of Reais)
3 - Balance of the Requests/Contracts Executed at the End of the Present Quarter	0
4 - Balance of the Requests/Contracts Executed at the End of the Same Quarter of the Last Fiscal Year	0

00845-1 MARCOPOLO SA 88.611.835/0001-29

12.01 – COMMENTS REGARDING THE BEHAVIOR OF THE ENTREPRENEURIAL PROJECTIONS

The net revenues of the controlling company reached the amount of R$ 189,327 thousand up to 03.31.02 and in the consolidated it reached the amount of R$ 224,581 thousand.

The strategy of market diversification is contributing to the reaching of sales goals. Despite the Argentinean crisis due to the portfolio of requests and ongoing businesses in Brazil and abroad, we confirm the prediction of net revenues in the amount of R$ 1.1 billion for the current fiscal year. For the international market, we predict to export products totaling US$ 180 million, an increase of 11% in relation to 2001.

15.01 – PROJECTS FOR INVESTMENT

During the first quarter of 2002, approximately R$2,603 thousands were invested in the controlling company, and R$8,560 thousand, in the consolidated balance sheet, mainly in machines, equipments, tools and installations.

The investments are made with Marcopolo's own resources and with third-party financings – FINAMES.

17.01 – INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT

To the
Board of Directors and Shareholders of
Marcopolo S.A.
Caxias do Sul –RS

We made a special revision on the Quarterly Information (ITR) individually and consolidated of Marcopolo S.A., comprehending the balance sheet of March 31, 2001, the earnings statement for the quarter and period of nine months ended on such date, the performance report and the relevant information, in accordance with the accounting practices of the Brazilian corporate legislation, prepared under the responsibility of its management.

Our review was made in accordance with the specific rules established by the *Instituto dos Auditores Independentes – IBRACON* (Brazilian Institute of Auditors), in conjunction with the Audit Committee Board, and consisted mainly of: (a) questions and discussions with the responsible managers for the accounting, financing and operating areas of the company and its controlled companies, concerning the main criteria adopted in the preparation of the Quarterly Information and, (b) review of the information and of the subsequent events which have or may subsequently have effects over the financial and operating situation of the company and its controlled companies.

Other independent auditors, whose reports were furnished to us, checked the information of Marcopolo Latinoamerica S.A. and Laureano S.A., regarding the quarter ending March 31, 2002. The result of our review with respect to the amounts of investments and the results of those companies is based solely on the reports of those independent auditors.

Based on our special review, and on the review report of other auditors, we do not have knowledge of any relevant modification which should be made on the Quarterly Information referred to above in order to maintain them in accordance with the accounting practices originated from the corporate legislation, applied in a form consistent with the norms prepared by the Comissão de Valores Mobiliários - CVM (Brazilian equivalent to the American SEC), specifically the ones applicable to the preparation of the Quarterly Information.

16.01 – OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

1. Main Shareholders

Position on 03.31.2002 (in thousands of shares):

SHAREHOLDERS	COMMON SHARES		PREFERRED SHARES		TOTAL	
	QUANT.	%	QUANT.	%	QUANT.	%
Controlling (item 2)	23,515	61.09	6,681	15.33	30,196	36.79
Fund. Banco Central - CENTRUS	6,491	16.86	4,027	9.24	10,518	12.82
Fundo Bradesco Templeton	4,839	12.57	6,156	14.12	10,995	13.40
Fundação Marcopolo	1,549	4.03	749	1.72	2,298	2.80
BANESPREV - Fundo Banespa	1,359	3.53	985	2.26	2,344	2.86
Caixa Prev. Banco Brasil - PREVI	-	0.00	3,776	8.66	3,776	4.60
Fund. Econ. Federais - FUNCEP	-	0.00	2,679	6.15	2,679	3.26
Bahema Participacoes S.A.	1	0.01	1,860	4.27	1,861	2.27
L. Parisotto Participacoes Ltda.	-	0.00	1,000	2.29	1,000	1.22
Fundos e Fundacoes	-	0.00	1,520	3.49	1,520	1.85
Shareholders abroad	-	0.00	7,658	17.57	7,658	9.33
Others - market	737	1.91	6,492	14.90	7,229	8.80
TOTAL	38,491	100.00	43,583	100.00	82,074	100.00
PROPORTION		46.90		53.10		100.00

2. Shareholding Control

The directors Paulo Pedro Bellini, José Antonio Fernandes Martins, Valter Antonio Gomes Pinto and Raul Tessari, in accordance with the shareholders' agreement filed with the CVM (Brazilian equivalent to the American SEC) hold the shareholding control of the Company, jointly with Partibell – Part. Adm. Ltda, JM Part. e Adm. Ltda., Vate Part. e Adm. Ltda and Rasa Part. e Adm. Ltda., holding directly and indirectly 61.09% of the voting capital as of 03.31.2002.

17.01 – INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT

As mentioned in Note 19-b, the Company reclassified its current assets to the long-term asset credits in US Dollars from clients located in Argentina. The realization of accounts receivable, net of provision for doubtful credits depend on the renegotiations that are in process between clients and governmental entities from Argentina and Brazil.

May 8, 2002/

KPMG Independent Auditors
CRC-SP-14428 "S"RS

Wladimir Omiechuk
Accountant CRC-RS- 041241/0-2